

05007529

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sembcorp Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5709 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/4/05

SembCorp Industries Annual Report 2004

82-5109

A-R/S
12-31-04

Delivering sustainable value



Delivering Sustainable Value

At SembCorp Industries, we have doubled the turnover from our businesses and our PATMI before EI in the past five years. Our goal is to continue to deliver sustainable value to our shareholders, by carrying out our businesses in a profitable manner, aligned with our strong commitment towards corporate social responsibility.

Performance at a glance

Group Financial Highlights

	2004	2003	Change (%)
For The Year ($'000)			
Turnover	5,943,962	4,641,660	28
EBITDA	1,117,111	582,875	92
Profit before Tax	1,015,813	470,634	116
Profit after tax and minority interest			
– before exceptional items	231,680	183,685	26
– after exceptional items	395,495	285,135	39
Capital Expenditure	280,886	580,841	(52)
At Year End (S$'000)			
Shareholders' funds	1,958,345	1,715,676	14
Total assets	8,018,215	6,601,774	21
Net (Cash)/Borrowings	(194,704)	1,374,277	NM
Free cash flow	2,007,446	530,424	278
Per Share			
Earnings (cents)			
– before exceptional items	12.71	10.09	26
– after exceptional items	21.69	15.66	39
Net assets ($)	1.07	0.94	14
Net tangible assets ($)	0.99	0.88	13
Gross dividends (cents)	11.25	7.00	61
Gross dividend yield (%)	6.9	5.6	23
Financial Ratios			
Return on equity (%)			
– before exceptional items	13.1	11.4	15
– after exceptional items	21.3	17.7	20
Return on total assets (%)			
– before exceptional items	5.7	5.6	2
– after exceptional items	13.6	7.3	86
Interest cover (times)	14.9	7.4	101
Net gearing (times)	Net Cash	0.6	NM
Productivity Data ($'000)			
Economic value added	311,033	91,008	242

Contents



...mbCorp Utilities' pioneering centralized ...-utility facilities on Jurong Island (pictured) ...upport Singapore's push to be a world-class hub ... petroleum and petrochemical industries.





DELIVERY

VALUE

SUSTAINABILITY

PERFORMANCE





We are a leading engineering services group focused on the provision of Integrated Utilities and Energy, Marine Engineering, Environmental Engineering, Logistics, and Engineering and Construction services.

We are focused on providing premier solutions to our customers, long-term value to our shareholders, and a rewarding work environment for our employees.





Our commitment to sustainable development stems from our belief that our technical and commercial expertise can be used for the common good.

SembCorp Marine's rig building arm, PPL Shipyard (pictured), has to-date built 26 jack-ups and 4 semi-submersibles. These include 2 deepwater jack-up drilling rigs for GlobalSanteFe.





"We have given our shareholders a good return on their investment. We shall continue to strive to deliver value to our shareholders going forward."

Dear Shareholders,

During the year, our operations achieved strong growth, led by our Integrated Utilities and Energy, Marine Engineering and Logistics businesses.

Our full year turnover increased 28% to S$5.9 billion, while our Profit After Tax and Minority Interest (PATMI) was 39% higher at S$395.5 million. The year was a strong year for our Integrated Utilities and Energy business, which recorded good growth in both revenue and profitability on the back of increased demand for centralised utilities services and energy. During the year, our Marine Engineering operations also benefitted from a boost in demand for ship conversion and repair services.

We have consistently maintained a sound balance sheet. Our interest cover doubled from 7 to 15 times as we continue to observe strict financial discipline. With the divestment of SembCorp Logistics' share in Kuehne & Nagel International (KNI), we achieved a net cash position at the end of the financial year. The group's total assets have now surpassed S$8 billion for the first time. Our acquisitions in the last few years have helped to build the Group's stable earning base in areas with good growth potential, paving the way to deliver sustainable growth for shareholders in the future.

Delivering value to shareholders

A review of our performance over the last five years since 2000 shows that our turnover has more than doubled and PATMI before EI has increased by 98%. During this period, we have also consistently achieved a Return on Equity higher than our target of 12%.

We are committed to delivering shareholder value, and our actions in 2004 have continued to reflect this. Last October, SembCorp Logistics (SembLog) sold its 20% stake in global logistics player KNI for S$1.3 billion as synergies from the collaboration did not meet our expectations.

The divestment provided the opportunity for us to unlock significant value both for SembLog, and for SembCorp Industries shareholders.

Of the approximately S$604 million in distribution to be received in total by SembCorp Industries as a result of the divestment, we are looking to distribute more than half to our shareholders. This amounts to approximately S$306 million. Of this, S$114.2 million was paid by way of a special gross dividend (net dividend of S$91.3 million) in January 2005, translating to gross 6.25 cents per ordinary share. A further capital reduction of about S$215 million is being proposed to our shareholders, and is subject to their approval at the upcoming EGM. The total value to be distributed to our shareholders through the capital reduction exercise is approximately S$117.00 for every 1,000 shares held.

In tandem with our improved performance, the Board of Directors is proposing a final gross dividend of 5 cents per ordinary share. Together with the special gross dividend of 6.25 cents per ordinary share, our total gross dividend stands at 11.25 cents per share.

Along with the 29% appreciation in our share price during the year, we have given our shareholders a good return on their investment. We shall continue to strive to deliver value to our shareholders going forward.

Corporate Social Responsibility

At SembCorp Industries, we believe in being a responsible corporate citizen and giving back to the community.

We responded to the tsunami disaster by mounting a Group-wide effort to raise funds from our companies, staff and business associates towards the relief efforts. To this end, we succeeded in raising more than S$700,000.

Our environmental management arm mobilized more than 100 *karang guni*[1] men, who collected more than 13 tonnes of old clothing and 2 tonnes of rice from residents of various housing estates. At the same time, SembLog offered space from two warehouses, packing materials and other resources to local relief agencies, to sort and pack donations in kind.

Enterprise Risk Management

At SembCorp Industries, we believe in adopting a proactive approach to managing risks, and view a good risk management strategy as integral to our businesses. We maintain high-level oversight of the Group's entire portfolio of risks, whilst regularly evaluating individual risks at our different business operations. This provides an objective basis for allocating the Group's resources. Risk management alone does not guarantee that business undertakings will not fail. However, by identifying, measuring and controlling risks that may arise, we can make more informed decisions and benefit from a better balance between risk and reward. This will help protect and also create shareholder value.

Corporate Governance

We are committed to the highest standards of corporate conduct and governance, and continually aim to improve the effectiveness of our Board oversight and our Board committees.

In 2004, we continued to review and enhance our Group's best practices in the areas of Board practices, shareholder communication and financial and internal controls.

Solitaire

The arbitration proceedings on Solitaire, which relate to a dispute arising in 1995 between Sembawang Corporation, and Netherlands-based Allseas, are ongoing.

In May 2004, the Tribunal ruled that Allseas had not breached its contractual obligation to mitigate costs, in its choice of a UK-based shipyard to complete the conversion work on the ship. Sembawang appealed to the High Court against the standard of mitigation of costs applied by the Tribunal; this appeal was dismissed in November.

1 Malay colloquialism for tradesmen involved in the collection of materials from households for recycling.

After re-evaluating the case, the merits of the owners' claims and our counter-claims, as well as the advice of our UK lawyers, the Board decided to make an additional provision of S$215 million, bringing the total amount of provisions made in 2004 for Solitaire to S$415 million. Sembawang's eventual exposure will depend on the Tribunal's decision on the final awards for both parties.

Positioning SembCorp Industries for the future
In line with our commitment to deliver sustainable value, we will continue to strengthen our core businesses, and concentrate our investments in high-growth areas. SembCorp Industries further drives strategic value by playing a significant role in guiding the long-term development and business strategies of our companies. At the same time, our corporate services functions provide integral coordination and support for the Group.

Board Changes and Acknowledgements
Our Board of Directors, Management and all staff were extremely saddened by the sudden demise of our Deputy Chairman and CEO, Mr Wong Kok Siew, in February 2005. Mr Wong had contributed significantly to the SembCorp Group for over six years. We would like to acknowledge Mr Wong's commitment and untiring efforts in building the Group up to what it is today. His legacy will serve to inspire many in the company for years to come.

I would like to express my appreciation to the Board for providing strategic guidance and governance counsel to SembCorp Industries. In 2004, Tay Siew Choon and S Iswaran retired after distinguished service on the Board. I would like to thank them for their invaluable contributions.

We welcomed two new Board members: Evert Henkes, former CEO of Shell Group's global chemical businesses, and Colin Au, Corporate Advisor to Temasek Holdings, and President & CEO of Tropical Islands Resort.

On behalf of the Board and management, I would like to express my appreciation to our staff, who have made our achievements today possible. I also thank our customers and business partners for their support over the years.

Finally, I would like to thank all shareholders for your continued confidence in SembCorp Industries.

Yours sincerely,

Peter LH Seah
Chairman, SembCorp Industries





SembCorp Utilities pipes steam to chemical and petrochemical industry clients on Jurong Island, Singapore. A leading provider of integrated utilities and energy, it also offers natural gas, cooling and high-grade industrial water, wastewater treatment, and power.

Board of Directors


















Left to right:
Top row: Peter Seah Lim Huat, Lua Cheng Eng,
K Shanmugam, Tetsuro Kawakami
Middle row: Wong Kok Siew (deceased on February 16, 2005)
Goh Geok Ling, Richard Hale OBE, Yong Ying-I
Bottom row: Dr Vichit Suraphongchai, Colin Au Fook Yew, Evert Henkes

Board of Directors

Peter Seah Lim Huat
Chairman
Appointed July 29, 1998.
As non-executive Chairman, Mr Seah is responsible for the leadership of the Board, ensuring its effectiveness on all aspects of the Board's role and setting the Board's agenda. Mr Seah also heads the Board's Executive Committee, the Executive Resource & Compensation Committee and the Nominating Committee.

Currently, Mr Seah is also Chairman of ST Engineering and Singapore Computer Systems, and sits on the boards of CapitaLand, Chartered Semiconductor Manufacturing, Global Crossing, StarHub, STATS ChipPAC, as well as the Government of Singapore Investment Corporation. He is an advisor to Temasek Holdings, and serves as the Vice President of the Singapore Chinese Chamber of Commerce and Industry, and Treasurer to the Singapore Business Federation. He holds a B Admin, (Honours) from the University of Singapore.

Wong Kok Siew
Deputy Chairman & CEO (deceased on February 16, 2005)
Appointed June 23,1998.
Mr Wong, who passed away whilst still in office, presided over the Board's Executive and Budget Committees. He also chaired monthly Management Committee Meetings, to review the operating and financial performance of SembCorp Industries' businesses and to provide operational direction to the various management teams.

Mr Wong had been CEO of SembCorp Industries since the company's formation in October 1998. Prior to that, he was President of Singapore Technologies Industrial Corporation from 1989 to 1995 and later, Chairman until its merger with Sembawang Corporation to form SembCorp Industries.

At the time of his demise, Mr Wong was also Chairman of International Enterprise Singapore, and non-executive Chairman of Nomura Singapore. He further held directorships in BIL International, British American Tobacco (London), Camerlin Group and RSH Limited.

Lua Cheng Eng
Director
Appointed July 29,1998.
Mr Lua is an independent director who chairs the Board's Audit and Risk Committees.

He is Chairman of Jurong Technologies Industrial Corporation, and sits on the board of Sincere Watch. Mr Lua is Chairman of Paris-based International Chamber of Commerce (ICC)'s Maritime Transport Committee, Vice Chairman of the ICC Commission on Transport and Logistics, and a Fellow of the Chartered Institute of Transport (United Kingdom). He is also a council member of the Singapore Chinese Chamber of Commerce and Industry. Mr Lua holds a BA (Honours) from the University of London, UK.

K Shanmugam
Director
Appointed July 29,1998.
Mr Shanmugam serves on the Board's Audit, Risk, Executive Resource & Compensation and Nominating Committees.

He is a senior partner and Head of Litigation at Allen & Gledhill, and was appointed a Senior Counsel in 1998. Mr Shanmugam is also a Member of Parliament of the Sembawang GRC. Concurrently, he is a board member of the Media Development Authority of Singapore, and the Criminal Law Advisory Committee of Singapore. Mr Shanmugam holds an LLB (Honours, First Class) from the National University of Singapore.

Tetsuro Kawakami
Director
Appointed March 30, 1999.
Mr Kawakami brings to the Board extensive business networks in Japan as the Senior Advisor to Sumitomo Industries. He is also Deputy Chairman of Kansai Singapore Association, Vice Chairman of Japan Tax Association and Chairman of the Kansai Institute of Information Systems & Industrial Renovation. Mr Kawakami is also a Director of Nippon Venture Capital,

the Japan Atomic Power Company, and Daiwa Securities Group. He was educated at the Tokyo University of Commerce (now Hitotsubashi University), Japan.

Goh Geok Ling
Director
Appointed May 3, 2000.
Mr Goh serves on the Board's Executive, Executive Resource & Compensation and Nominating Committees.

He is also Chairman of Tuas Power and a Director of DBS Bank, DBS Group Holdings, Venture Corporation, Plato Capital and 02Micro International. In addition, Mr Goh serves as a Council Member of Nanyang Technology University. He holds a B Eng from the University of Sydney, Australia.

Richard Hale OBE
Director
Appointed September 1, 2000.
Mr Hale is a member of the Board's Audit, Risk and Environmental Committees.

He is concurrently non-executive director of CapitaLand, Wheelock Properties (Singapore), The Ascott Group, SembCorp Logistics, Wildlife Reserves Singapore and World-Wide Shipping Agency (Singapore). He was previously a Director and CEO Singapore of The HongKong and Shanghai Banking Corporation. Mr Hale was educated at Radley College, Abingdon, UK.

Yong Ying-I
Director
Appointed May 26, 2003.
Ms Yong chairs the Board's Budget Committee.

She is the Permanent Secretary of the Ministry of Manpower (MOM) and Chairman of the Singapore Workforce Development Agency. Ms Yong is currently also the Deputy Chairman of the Infocomm Development Authority of Singapore. She holds an MBA from the Harvard Business School, USA, and an economics degree from the University of Cambridge, UK.

Dr Vichit Suraphongchai
Director
Appointed July 21, 2003.
Dr Vichit is the Chairman of the Executive Committee of Siam Commercial Bank, and also serves on the boards of Thai Airways International and Sky Asia Company. He is also an advisor to the Bureau of the Crown Property and a member of the CapitaLand International Advisory Panel. Dr Vichit holds an MBA and a PhD from the University of California, Los Angeles, a Master's degree in Engineering from the University of California, Berkeley, and a B Eng from Chulalongkorn University, Thailand.

Colin Au Fook Yew
Director
Appointed April 30, 2004.
Mr Au is the Corporate Advisor to Temasek Holdings, and is concurrently the President and CEO of Tropical Islands Resort. Mr Au holds an MBA from the Harvard Business School, USA, and a BSc from the University of Birmingham.

Evert Henkes
Director
Appointed April 30, 2004.
Mr Henkes has extensive experience in the petrochemical industry as the former CEO of Shell Group's global chemical business. He sits on the European Advisory Council of Air Products and Chemicals. Mr Henkes is also a Director of China National Offshore Oil Corporation. He holds a BSc from Cornell University, USA.

Key Executives













Left to right:
Top row: Wong Kok Siew (deceased on February 16, 2005)
Middle row: Lim Joke Mui, Low Sin Leng, Tang Kin Fei, Tan Kwi Kin
Bottom row: Loh Wai Kiew, Koh Soo Keong, Wong Heang Fine, Chong Phit Lian

Key Executives

Wong Kok Siew
Deputy Chairman & CEO
(deceased on February 16, 2005. Please see section on Board of Directors)

Lim Joke Mui
Group Chief Financial Officer
Joined 2002.
Mrs Lim is responsible for the Finance, Treasury, Tax, Mergers and Acquisitions, Risk Management, and IT functions of SembCorp Industries, and oversees these functions across the Group.

She has more than 26 years of experience in corporate finance, accounting, tax and other corporate functions. During her 23-year career with DBS Land and CapitaLand Commercial Groups, she managed large financing transactions via the equity and debt markets, and has been involved in corporate exercises such as the merger of Pidemco and DBS Land to form CapitaLand, takeovers, and initial public offerings. She is a Director on the boards of various SembCorp Group companies. She holds a B Acc from the University of Singapore.

Low Sin Leng
Senior Executive Director, CEO's office
Joined 2000.
Ms Low is the Executive Chairman of SembCorp Parks Management, Chairman of SemHotel Management and Pacific Internet, and Director on the boards of various SembCorp Group companies. She brings with her substantial management experience garnered during her career in Singapore Power, and in the Ministries of Finance, Education and Defence. She holds an MBA (High Distinction) from the Catholic University of Leuven, Belgium, and a B Eng (Distinction) from the University of Alberta, Canada.

Tang Kin Fei
President & CEO, SembCorp Utilities
Joined 1987.
Mr Tang is the key driver behind the evolution of the Group's integrated utilities and energy business into a global leader in the market. During his 18 years of service, he grew the project engineering and construction business until the mid-90s, when he spearheaded the development of Singapore's first multi-utility facility, SUT Sakra, on Jurong Island. He was also the main driver behind the establishment of the country's first privately developed power plant, SembCorp Cogen, and the conclusion of the landmark West Natuna Gas Sales Agreement governing the import of natural gas from Indonesia to Singapore. He currently steers SembCorp Utilities' regional and international expansion, which now extends to China, UK and Vietnam. Mr Tang holds a B Eng in Mechanical Engineering (First Class Honours) from the National University of Singapore.

Tan Kwi Kin
President & CEO, SembCorp Marine
Joined 1966.
A veteran of the marine industry with nearly four decades of experience, Mr Tan is respected for his "hands-on" management style and business acumen. He rose through the ranks at Jurong Shipyard and was appointed its Managing Director in 1990. He was behind the successful merger of Jurong Shipyard and Sembawang Shipyard in 1997, as well as the implementation of SembCorp Marine's global hub strategy, engineering acquisitions in Brazil and China. He is also the Chairman of PPL Shipyard, JPL Corporation, Jurong Integrated Services, and Jurong Machinery and Automation. Mr Tan has a B Eng in Mechanical Engineering from Tokyo University, Japan.

Loh Wai Kiew
President & CEO, SembCorp Environmental Management
Joined 1994.
Ms Loh is a familiar proponent of the waste management business both in Singapore and in the region. She has headed the company since 2000, during which she has driven its strategic acquisitions and partnerships, including those in India and China. She also sits on the boards of the National Environment Agency, The Esplanade and The Singapore Mint, and also serves as a member of the Garden City Fund Management Committee. Ms Loh holds an MSc degree in Management from the MIT Sloan School

of Management, Boston, US, and a BSc (Honours) degree in Aeronautical Engineering from the Imperial College of Science & Technology, UK.

Koh Soo Keong
President & CEO, SembCorp Logistics
Joined 1986.
With more than 20 years of experience in the logistics industry, Mr Koh has successfully guided the transformation of SembCorp Logistics into Asia's leading integrated logistics company, since its formation following the merger between Sembawang Marine and Logistics and Singapore Technologies Logistics in 1999. Under his leadership, the company today owns an IT and physical distribution network that spans 15 countries. Mr Koh holds an MBA, a B Eng (Hons) and a Graduate Diploma in Business Law from the University of Singapore.

Wong Heang Fine
President & CEO, SembCorp Engineers & Constructors
Joined 2002.
Mr Wong is responsible for spearheading the company's drive towards process engineering and design, as well as increasing its focus on international growth markets such as China, India, and the Middle East. He brings with him extensive management experience garnered during his earlier tenure as President and CEO of Cathay Organisation. Prior to this, he pioneered the infrastructure development of an industrial estate and resort on Bintan Island, Indonesia at Singapore Technologies Industrial Corporation. In addition, he has served as Director, Infrastructure of L&M Group Investments and General Manager for Metrobilt. Mr Wong holds an MSc in Engineering Production and Management from the University of Birmingham, UK, and a BSc in Mechanical Engineering (First Class) from University of Leeds, UK.

Chong Phit Lian
President & CEO, The Singapore Mint / Singapore Precision Industries
Joined 1986.
Since rejoining the Group in 1986, Ms Chong has honed her business savvy through extensive work on projects to invest in and acquire new businesses, turning businesses around through restructuring or divestment. Under her leadership, The Singapore Mint pioneered various innovations in the minting industry which have gained recognition by industry experts in the numismatic world.

Ms Chong holds a BSc in Production Engineering and Manufacturing Technology from the University of Aston in Birmingham, UK.

Key Executives

Corporate Management

Foo Fei Voon
Group Financial Controller

Goh Kim Leong
Director
Group Internal Audit

Lillian Lee
Director
Group Human Resource

Linda Hoon
Group General Counsel &
Group Company Secretary

Richard Quek
Director
Group Corporate Finance
and Mergers & Acquisitions

Swee Lay Sing
Executive Vice President
Japan

Tan Hong Huat
Senior Vice President
China

Eric Goh
Senior Vice President
Market Development & India

Grace Quek
Senior Vice President
Group Strategic Planning
& Business Development

Sim Cher Khee
Group Chief Risk Officer

April Lee
Vice President
Group Corporate Relations

Roy Lim
Vice President
Group Tax

Matthew Liu
Assistant Vice President
Group Information
Technology

Key Line Management

Utilities

Francis Gomez
Deputy Head
SCU Singapore

Paul Gavens
Managing Director
SCU UK

Ho Nee Sin
Head
SCU China

Ken Readshaw
Senior Vice President
SCU International

Chia Fook Eng
General Manager
SCU Offshore Engineering

Engineering & Construction

Alwyn Bowden
Chief Operating Officer
SembCorp Engineers and Constructors /
Managing Director
SembCorp Simon-Carves

Daniel Lim
General Manager
ST Architects & Engineers

Ho Kok Kee
Vice President
SembCorp (Tianjin) Construction Engineering (China)

Dominic Leong Yoon Siew
General Manager
SembCorp Infrastructure (India)

Michael Tan Choy Seng
General Manager
Sempec (Indonesia)

Hew Loke Meng
General Manager
SembCorp (Malaysia)

Koh Yee Lee
General Manager
SembCorp Engineers and Constructors (Middle East)

Environmental Engineering

Michael Ho
Chief Operating Officer
SembCorp Environmental Management

Wong Kan Por
President
International Operations, China

Liew Chee Yin
Senior Vice President
International Operations, India

Philippe Maillard
Managing Director
SembSITA (Australia)

Yao Shao Yan
General Manager
Shanghai SembEnviro Reliance (China)

Logistics

Charles Chan
Chief Operating Officer
SembCorp Logistics

John Everingham
General Manager
SembCorp Logistics (Australia)

Loi Kum Sai
General Manager
Shenzhen ST-Anda Logistics (China)

Nelson Cho
Managing Director
SembCorp Logistics (India)

Katsushito Asai
Chief Executive Officer
Footworks Express (Japan)

Kim Min Young
President
SembCorp Kukbo Logistics (Korea)

Lim Phing Seng
General Manager
SembCorp Logistics (Taiwan)

Leong Choong Cheng
Managing Director
KPN-ST Logistics (Thailand)

Marine Engineering

Heng Chiang Gnee
Deputy President
SembCorp Marine

Wong Weng Sun
Deputy President
SembCorp Marine /
Managing Director
Jurong Shipyard

Ong Poh Kwee
Managing Director
Sembawang Shipyard

Ong Tian Khiam
Managing Director
PPL Shipyard

Freddie Woo
Executive Director
Jurong SML

Chan Nai Eng
Chief Executive Officer
Mauá Jurong (Brazil)

Liu Chin Peng
Deputy General Manager
Cosco Shipyard Group (China)

Wong Yu Liong
General Manager
Karimun Sembawang Shipyard (Indonesia)

Others

Low Sin Leng
Executive Chairman
SembCorp Parks Holdings / SembCorp Parks Management

Kelvin Teo
President & COO
SembCorp Parks Holdings

Tan Tong Hai
President & CEO
Pacific Internet

At SembCorp Industries, we view our ability to deliver sustainable earnings and growth to our shareholders, and quality products and services to our global clients, as a key indicator of our success. An overview of our results in 2004 bears testament to this commitment to deliver, as well as to the success of our execution strategies.

In this section

Delivery




DOUALA



Pictured is a floating storage offloading (FSO) unit, converted from an existing steam tanker and successfully delivered by Jurong Shipyard. Ship conversions accounted for 45% of SembCorp Marine's turnover in 2004.

SembCorp Industries closed 2004 with its operations turning in a strong showing, delivering solid top and bottom line growth.

Group Profit after Tax and Minority Interest (PATMI) in 2004 grew by 39% to S$395.5 million. Group PATMI excluding exceptional items (EI) grew a credible 26% to S$231.7 million. Our Utilities business continued to lead contributions, with its contribution to Group PATMI excluding EI at 47%, or S$108.9 million. Meanwhile, our Marine Engineering business delivered record profits in 2004. Our share of these profits amounted to S$60.8 million, representing a growth of 24%. This year, the Group turned in a Return on Equity of 21%, well above our target of 12%. Return on Equity excluding EI was a healthy 13%.

Key Milestones

In 2004, the Group sharpened its strategy for our key businesses. This involved identifying future directions to prime the businesses for medium to long term growth, and executing key milestones.

Our **Utilities** business strengthened its operations in Singapore and the UK whilst making inroads towards replicating its business model in emerging markets. SembCorp Utilities UK delivered a strong performance in its first full-year contribution to the Group. This underpinned the doubling of Utilities' overseas PATMI contribution in 2004 over the previous year. Its operations were strengthened further via the addition of a new 42 megawatt Combined Heat and Power plant at Wilton Power Station, which commenced operations in October 2004.

Utilities' Jurong Island operations in Singapore also performed better in 2004. In addition, Utilities enjoyed full-year contributions from its increased shareholdings in SUT Sakra, SembGas and SembCogen.

Meanwhile, Utilities also strengthened its presence in key emerging markets. The Phu My 3 power company in Vietnam, in which Utilities holds a one-third share, generated a profit within its first year of operations. In addition, Utilities bolstered its new beachhead in China, with the incorporation of a new wholly-owned Shanghai-based subsidiary, SembCorp Utilities Investment Management (Shanghai) Limited, in September 2004. With people, systems and resources stationed at this new office, Utilities can now respond to new opportunities more quickly and manage its assets better in China, setting the stage to expand its presence there.

Our **Marine Engineering** business also saw a sterling year, with strong growth in ship conversions and ship repair, and a record orderbook of S$2.3 billion as at December 31, 2004. Building orders were spurred by its cutting edge proprietary designs, with five orders for Baker Marine Pacific Class 375 deep drilling offshore jack-up rigs, and eight orders of 2,600 TEU proprietary design container ships, received by February 2005. Throughout 2004, Marine Engineering continued its efforts to ride on the boom in the oil and gas sector by moving aggressively into rig building.

In addition, Marine Engineering's acquisition in July 2004 of a 30% stake in the Cosco Shipyard Group in China further realised its long-term goal of developing a network of strategically located shipyards along global shipping routes. The deal fortified Marine Engineering's China hub and significantly grew its ship repair and marine business in China, whilst leveraging on the already successful partnership between our Marine Engineering business and Cosco Shipyard Group.

This year, **Logistics** divested its 20% stake in Kuehne & Nagel International, unlocking significant value for Logistics' shareholders, including SembCorp Industries.

Meanwhile, Logistics continued to enlarge its pan-Asian supply chain network, boosting its capabilities in this region. Logistics' Vietnam joint venture commenced operations in 2004, and joint ventures in Indonesia and the Philippines were added to its Southeast Asian operations in early 2005.

During the year, Logistics' North Asian operations performed well, generating 34% more revenue than last year, and contributing 24% to turnover from supply chain management operations. This was underpinned by stronger performance in China, Korea, and Japan. Logistics' Japanese operations were strengthened further through Footwork Express' acquisition of Kyushu Sanko Unyu, the second largest transportation company in Kyushu. Dedicated marketing efforts targeting North Asia were increased to capitalise on rising trade within the region, and the growing trend of Japanese and Korean companies relocating manufacturing activities to China. To this end, our Logistics business also established a North Asia Regional Office in Shanghai in April 2004.

Environmental Engineering continued to deliver double-digit PATMI growth. Its Singaporean operations were strengthened with a new S$63.0 million public cleansing contract from the National Environment Agency, and eight major projects to apply its proprietary pneumatic waste technology.

As a strategy to broaden its revenue base, Environmental Engineering continued to expand its total integrated environmental services to key overseas markets. During the year, it acquired a 51% stake in India's largest integrated biomedical waste management and treatment services provider, and inked a Heads of Agreement with Chinese state-owned enterprise Shanghai Environment Investment, to develop the entire waste management chain in Shanghai's newly corporatised municipal waste market.

Engineering & Construction continued to prioritise profitable execution of its projects, and improved its performance in 2004 over the previous year. It maintained its predominant focus on higher-value process engineering contracts, with these constituting 67% of its orderbook. In addition, it increasingly explored higher-margin projects overseas, particularly in the oil and gas, and petrochemical sectors in Asia and the Middle East.

Our Overseas Strategy

As the SembCorp Group expands its overseas presence to ride on continued growth in the Asia-Pacific, we continue to observe several guiding principles to help us manage the risks of entering these new markets and stay competitive. Firstly, we embark on overseas ventures which leverage on our established experience and success in Singapore. Secondly, we choose strong overseas partners to work with, in strategic cities or niche markets. Lastly, we continue to innovate, move up the value chain and capitalise on technological developments to add value to our customers and business partners.

Outlook: Poised for the Future

Backed by an all-time strong orderbook, the Group's businesses are well-positioned for the future. The Group's orderbook at December 31, 2004 stood at S$5.9 billion, up 61% from 2003. This excludes long term contracts held by our Utilities and Logistics businesses.

Going forward, the business environment is likely to feature continued growth in the oil and gas sector in the next few years, due to worldwide demand as well as the opening up of new opportunities in emerging economies. This is expected to impact favourably on our marine and offshore businesses, as demand for new and replacement rigs rises.

There are also increasing opportunities overseas for the provision of integrated utilities and energy as well as waste management services. We are well-positioned to explore and exploit them.

SembCorp Industries will continue to capitalise on industry trends and shape the strategic directions of our businesses to ride the wave of these developments. Looking ahead, we remain committed to build on our businesses for long-term sustainable growth. We will continue to strive to optimise our portfolio and grow our core businesses, advancing them to the forefront in their respective fields.

Overview

The Group achieved a growth in turnover of 28% to S$5.9 billion during the year. Our Utilities and Marine Engineering businesses contributed 49% and 23% respectively to Group turnover. Profit After Tax and Minority Interest (PATMI) before exceptional items grew by 26%, from S$183.7 million to S$231.7 million. The Group also recorded a net exceptional gain of S$163.8 million arising from the gains on disposal of investments, offset by the write-off of Work In Progress and increased provisions for legal claims and costs.

Turnover

All five key businesses recorded an increase in turnover. Utilities and Marine Engineering were the top contributors, bringing in a combined 72% of the Group's turnover. Growth in Utilities' turnover was robust, rising 51%, or S$975.7 million, to S$2.9 billion. This reflected strong contributions from its gas business, as well as its integrated utilities businesses in Singapore and UK. The S$289.2 million increase in Marine Engineering's turnover from S$1.1 billion to S$1.4 billion was attributable to higher volume of ship conversion and ship repair services. Logistics' turnover increased by S$35.4 million, on the back of growth in its supply chain management business in North Asia. Environmental Engineering's turnover grew by S$10.4 million on the back of stronger demand for cleansing services while Engineering & Construction's turnover increased by S$19.9 million to S$822.8 million. 41% of Engineering & Construction's turnover was from overseas (2003: 27%), while 54% was from process engineering projects (2003: 39%).

48% of the Group turnover in 2004 came from overseas businesses, mainly from Europe and China. Contributions from overseas increased by S$715.8 million, or 34%, to S$2.8 billion.

Earnings

Group earnings for the year after exceptional items totalled S$395.5 million, up 39% from 2003, an increase of S$110.4 million.

With most business segments reporting significantly higher profits in 2004, the Group recorded a growth in earnings before exceptional items of 26%. This was contributed mainly by Utilities and Marine Engineering. Utilities achieved a record PATMI of S$108.9 million, or 47% of the Group's PATMI before exceptional items. Its integrated utilities business in Singapore and UK grew by 92% or S$40.5 million, while the overall energy business grew by 61% or S$28.1 million over the previous year. This growth, however, was offset by poor performance in its Offshore Engineering unit, resulting in Utilities recording a growth of only 11%.

The Group's share of Marine Engineering's PATMI before exceptional items increased by 24% to S$60.8 million. This growth in profit came mainly from better performance by its ship conversion and repair businesses, as well as higher contributions from a joint venture and associates. Marine Engineering's 2004 results also had the benefit of lower tax expenses. The Group's share of Logistics' PATMI before exceptional items was S$64.8 million, a 16% growth over 2003. This growth came mainly from the supply chain management business, which recorded higher profits from its overseas joint ventures. Environmental Engineering's PATMI growth of 16% came from better cost management through recycling activities in its Singapore's operations as well as better operating performance from its Australian associate.

Cash Flow And Liquidity

As at December 31, 2004, the Group had cash and cash equivalents balance of S$2.1 billion as compared to S$623.2 million as at end-2003. Cash generated from operations was S$528.5 million as compared to S$337.4 million the previous year. The increase was mainly attributed to better performance of underlying businesses, better working capital management and lower tax paid.

Cash inflow from investing activities was S$1.2 billion. This was substantially contributed by the proceeds from the divestment of Logistics' stake in Kuehne & Nagel International (KNI) of about S$1.3 billion.

Capital expenditure for the year was S$280.9 million, incurred mainly with respect to the acquisition of plant and machinery for the integrated utilities business in UK, the 30% stake in Shanghai Caojing Cogeneration, and the additional 4.4% stake in Footwork Express. Free cash flow for 2004 increased substantially to S$2.0 billion as compared to S$530.4 million in 2003. This is due primarily to the proceeds from divestments.

Repayment of loans and interest of S$206.6 million led to a cash outflow from financing activities of S$267.9 million.

Shareholders' Returns

Return on Equity improved from 18% to 21% on the back of higher Group earnings for 2004.

Earnings per share rose to 21.7 cents in 2004, from 15.7 cents in 2003.

A special interim dividend of gross 6.25 cents less tax at 20%, or net 5.0 cents per share, amounting to S$91.3 million was declared on December 8, 2004. This special dividend was paid out of the distribution by Logistics from its sale proceeds of KNI. A final dividend of gross 5.0 cents per share less tax at 20% was proposed for the financial year ended December 31, 2004. Together with the special dividend, the total dividend to be paid is gross 11.25 cents per share, which is an increase of 61% over last year. The section 44 balance as at December 31, 2004 stands at S$98.3 million after the special dividend payout.

To reward shareholders further, on February 18, 2005, the Board announced the details of the capital reduction which is subject to shareholders' approval at the Extraordinary General Meeting in April 2005. It is proposed that the exercise be effected by cancelling 6% of the issued share capital at S$1.95 per share. The price of S$1.95 for each share cancelled is based on a premium of

2004 Turnover by Activity

Utilities	49%
Marine Engineering	23%
Logistics	8%
Environmental Engineering	3%
Engineering & Construction	14%
Others / Corporate	3%



Turnover (S$ million)

	2003	**2004**
Utilities	1,933	**2,909**
Marine Engineering	1,062	**1,351**
Logistics	465	**501**
Environmental Engineering	190	**200**
Engineering & Construction	803	**823**
Others / Corporate	189	**160**


6,000
4,500
3,000
1,500
0
4,642
5,944
2003
2004

Group Financial Review

PATMI (before exceptional items) (S$ million)

	2003	**2004**
Utilities	98	**109**
Marine Engineering	49	**61**
Logistics	56	**65**
Environmental Engineering	13	**14**
Engineering & Construction	1	**1**
Others / Corporate	(33)	**(18)**



240
160
80
0
-80
184
232
2003
2004

PATMI (after exceptional items) (S$ million)

	2003	**2004**
Utilities	98	**125**
Marine Engineering	49	**61**
Logistics	56	**714**
Environmental Engineering	12	**14**
Engineering & Construction	1	**1**
Others / Corporate	69	**(520)**



800
400
0
-400
-800
285
395
2003
2004

EPS and ROE (after exceptional items)

	2003	**2004**
Earnings Per Share (cents)	15.7	**21.7**
Return on Equity (%)	17.7	**21.3**



20
16
12
8
4
0

2.6% over the volume weighted average trading prices of the shares traded on the Singapore Exchange Securities Trading Limited for the five market days from (and including) February 11, 2005 to (and including) February 17, 2005. An aggregate amount of approximately S$215 million would be returned to the shareholders pursuant to the capital reduction.

Critical Accounting Policies

The Group's financial statements have been prepared in accordance with the Singapore Financial Reporting Standards (FRS) including related Interpretations promulgated by the Council on Corporate Disclosure and Governance. The Group has adopted FRS 103 on Business Combinations, revised FRS 36 Impairment of Assets and FRS 38 Intangible Assets and they have therefore been applied to the current financial year beginning January 1, 2004. Details of the effect of adopting the standards are set out in Note 33 in the Notes to the Financial Statements.

The following are two critical accounting policies which form the basis for which the financial statements are prepared:

Revenue Recognition

Revenue on goods sold is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue on service work is recognised when the work is completed. Revenue from repair work, engineering, overhaul, service work and marine and civil construction contracts is recognised based on the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed. Electricity revenue is billed and recognised upon delivery.

Impairment of Assets

The recoverability / realisable value of the Group's assets is assessed in accordance with the various FRS. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and as and when indicators of impairment exists. For other assets, they are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable / realisable amount.

The rest of the significant accounting policies are set out in Note 2 in the Notes to the Financial Statements.


TR6/11/1
TR6/1/26
TR6/1/2


TRAIN 5

(Pictured) Reverse Osmosis System deployed by the High Grade Industrial Water plant at SembCorp Utilities' SUT Seraya facility on Jurong Island.

Organisational Overview

SembCorp Industries is a leading engineering services group in Asia, providing solutions in integrated utilities and energy, process engineering and environmental management primarily to industrial customers in Singapore and the region. The SembCorp Group is also Asia's largest integrated logistics provider, offering advanced supply chain management solutions to global customers; and a leading global marine and offshore engineering group.

SembCorp Industries has total assets exceeding S$8.0 billion and employs about 11,600 staff, excluding contract staff. Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index, FTSE/Hang Seng Asian Sector Indices and several MSCI indices.

We

- are the first commercial importer and retailer of natural gas in Singapore, and provide industrial clients with utilities such as energy, steam, and industrial-grade water, as well as centralised services such as the treatment of wastewater;
- own the largest marine engineering facilities east of the Suez Canal, capable of delivering integrated ship repair, ship building, ship conversion, rig building and offshore oil and gas engineering solutions;
- offer comprehensive supply chain management solutions, backed by an extensive and technologically advanced logistics network spanning 15 countries worldwide;
- are Southeast Asia's largest environmental management services company, offering a suite of solutions spanning waste collection and post-collection, waste recycling and recovery, commercial cleaning, environmental consultancy and technology, conversion technologies and treatment of bio-hazardous and industrial waste; and
- are a global leader in the provision of process engineering solutions to the petrochemical industry, and the largest engineering and construction company in Southeast Asia, with project experience spanning 35 countries.

Simplified Organisational Structure for the Group at December 31, 2004

Segment	Entity	Selected subsidiaries, associate companies and joint ventures	Location
Integrated Utilities and Energy	SembCorp Utilities Pte Ltd	SembCorp Cogen	Singapore
		SembCorp Power	Singapore
		SembCorp Gas	Singapore
		SUT Division (formerly SUT Sakra and SUT Seraya)	Singapore
		Propylene Purification Unit	Singapore
		SembCorp Air Products (HYCO)	Singapore
		Sakra Island Carbon Dioxide	Singapore
		SembCorp Utilities UK	UK
		SembCorp Utilities Investment Management (Shanghai)	China
		Shanghai Caojing Cogeneration	China
		Nanjing SembCorp SUIWU	China
		Qianan SembCorp Cogeneration	China
		Shenzhen Chiwan Sembawang Engineering Co.	China
		Phu My 3 BOT Power Co.	Vietnam
Offshore Engineering		SMOE	Singapore
		PT SMOE Indonesia	Indonesia

Segment	Entity	Selected subsidiaries, associate companies and joint ventures	Location
Marine Engineering	SembCorp Marine Ltd	Jurong Shipyard	Singapore
		Sembawang Shipyard	Singapore
		Jurong SML	Singapore
		PPL Shipyard	Singapore
		Cosco Dalian Shipyard	China
		Mauá Jurong	Brazil
		PT Karimun Sembawang Shipyard	Indonesia
Logistics	SembCorp Logistics Ltd	Singapore Offshore Petroleum Services	Singapore
		Singapore Technologies Logistics	Singapore
		ST-Airport Services	Singapore
		SembCorp Logistics (Australia)	Australia
		Shenzhen ST-Anda Logistics Co.	China
		SembCorp Logistics (India)	India
		Footwork Express Co.	Japan
		SembCorp Kukbo Logistics Co.	South Korea
		SembCorp Logistics (Taiwan)	Taiwan
		KPN-ST Logistics Co.	Thailand
		SembCorp Logistics (Malaysia)	Malaysia
		SembCorp-SGN Logistics Vietnam	Vietnam
Environmental Engineering	SembCorp Environmental Management Pte Ltd	SembWaste	Singapore
		SembWaste Cleantech	Singapore
		SembEnviro Solutions	Singapore
		SembVisy Recycling MRF	Singapore
		SembEnviro Tay Paper	Singapore
		SembEnviro Alex Fraser	Singapore
		Shanghai SembEnviro Reliance	China
		SembRamky Environmental Management	India
		SITA Environmental Solutions	Australia
		Tennamaram Biomass	Malaysia
Engineering & Construction	SembCorp Engineers and Constructors Pte Ltd	SembCorp Simon-Carves	UK
		PT Sempec Indonesia	Indonesia
		SembCorp Infrastructure (India)	India
		SembCorp (Tianjin) Construction Engineering Co.	China
		SembCorp Engineers and Constructors Middle East	Dubai
		SYNA Petrochemical Engineering Company	Iran

** for full listings please refer to Note 42 to 44 in the Financial Statements*

Significant Events in 2004

JANUARY

SembCorp Utilities UK receives the Five Star Health & Safety Award, reflecting its world-class safety performance in 2003.

MARCH

Sembawang Shipyard becomes the first major Singapore shipyard to achieve recognition from the International Maritime Organisation for compliance with the International Ship and Port Facility Code.

SembCorp Industries is commended for 'Best Environmental Reporting in an Annual Report' by global accounting body ACCA.

SembCorp Logistics (SembLog) establishes 60:40 joint venture to start supply chain management operations in Vietnam, and partners Italy's B Pacorini to offer specialty logistics services for metals and collaterised goods in Asia.

APRIL

SembCorp Utilities' (SembUtilities) offshore engineering unit **SMOE** launches new fabrication yard in Batam to tap into Indonesia's oil and gas market.

SembCorp Environmental Management (SembEnviro) launches new automated medical waste plant in Tuas.

MAY

PPL Shipyard secures US$117.6 million rig building contract from Norway's Mosbarron.

JUNE

Jurong Shipyard wins world's largest FPSO conversion contract P-54 worth US$628.8 million from Petrobras Netherlands.

JULY

SembCorp Marine (SembMarine) acquires 30% stake in COSCO Shipyard Group to expand its marine business in China.

AUGUST

SembEnviro acquires 51% stake in India's largest integrated bio-medical waste management and treatment services provider, now renamed SembEnviro Ramky.

SEPTEMBER

SembUtilities establishes a wholly-owned subsidiary in Shanghai to provide its China-based businesses with technical, development and management support.

SembEnviro signs in-principle agreement with Shanghai Environment Investment to take a 25% stake in a new JV company to undertake waste management projects in Shanghai.

SembMarine and its subsidiaries **Jurong Shipyard** and **Sembawang Shipyard** set up S$500.0 million multi-currency multi-issuer debt programme.

OCTOBER

SembLog sells 20% stake in Kuehne & Nagel International for S$1.3 billion.

SembMarine wins long-term LNG ship refit contract from the North West Shelf Venture to provide maintenance and refit services.

SembUtilities sells 30% stake in Sime SembCorp Engineering.

SembCorp Utilities UK boosts power capacity at Wilton, Teesside, UK with new 42 MW gas turbine.

SembCorp Engineers and Constructors (SembE&C) wins S$335.0 million civil works contract for Singapore's Mass Rapid Transit Circle Line, and S$220.0 million contract to build prestigious residential apartments in Dubai.

NOVEMBER

SembCorp Industries makes an additional provision of S$200.0 million in relation to the Solitaire arbitration, following the dismissal of its appeal on the "Choice-of-Yard" award by the High Court of England.

SembE&C unit **SembCorp Simon-Carves** secures process engineering contracts in Iran worth S$320.0 million.

SMOE secures US$112.0 million contract to build an offshore platform system for Thailand's PTT International.

Jurong Shipyard secures US$84.0 million shipbuilding contract from Germany's Reederei F Laeisz.

SembCorp Financial Services sets up a S$1.5 billion multi-currency multi-issuer debt programme.

DECEMBER

SembCorp Industries announces distribution of approximately S$306.0 million to shareholders, comprising a special gross dividend of S$114.0 million (net S$91.0 million) and a capital reduction of S$215.0 million.

SembE&C secures S$660.0 million contract for Indian oil refinery project, and S$110.0 million contract for Indonesian gas field project.

SembLog injects S$34.0 million into Footwork Express in bid to acquire leading transportation company in Kyushu, Japan.

Jurong Shipyard, a subsidiary of **SembMarine**, secures a US$131.0 million rig building deal with Petrojack AS, and signs shipbuilding contracts worth S$143.0 million with Wan Hai Lines.

The inherent value of a company is measured by the strength and reach of its operations, and their continued relevance in an ever-changing business environment. The SembCorp Group has sharpened its strategic focus over the years to maximise returns and prime itself for long-term growth, while cementing its leadership in its respective markets.

In this section

Value

Utilities: We are a leading integrated utilities and energy group, offering a full spectrum of third-party utilities services including natural gas, power, steam, cooling water, high grade industrial water and wastewater treatment.



SembCorp Utilities UK (pictured) recently boosted capacity to 197 megawatts of power and 600 tonnes of steam per hour, to serve new clients. An additional 30 megawatt wood-burning plant will come online by mid-2007.

Key Facts

- A pioneer in the concept of centralised multi-utility facilities
- Strong presence in the UK through our base at Wilton International, one of the largest chemical sites in Europe
- Partner in China's largest cogeneration plant in Shanghai Chemical·Industrial Park
- First independent power producer in Vietnam





Key financials (S$ million)

	2004	2003
Revenue	**2,927.6**	1,950.5
PATMI	**125.2**	98.3

Note: Figures are taken at SembCorp Utilities Group Level

Turnover by Business (S$ million)
EN Energy
IU Integrated Utilities
OE Offshore Engineering
2004
2003
2,000
1,600
1,200
800
400
0
1,656
845
860
616
414
489
EN
IU
OE

SembCorp Utilities' integrated utilities facility was set up in 1995 in the Sakra district of Jurong Island (pictured). Growing in tandem with its clients, today it serves around 39 companies out of 72 companies operating there.

Operations Review: Utilities

SembCorp Utilities (SembUtilities) continued to deliver strong results in 2004. Turnover climbed 50% to S$2,927.6 million from S$1,950.5 million and was driven primarily by the robust performance of the Singapore and UK operations.

Profit After Tax and Minority Interest (PATMI) was higher at S$125.2 million from S$98.3 million, up by 27%.

SembUtilities continued to account for half of SembCorp Industries' Group PATMI.

Integrated Utilities and Energy
The Integrated Utilities and Energy segments had a remarkable year. Turnover grew 72% to S$2,516.1 million due to increased contribution from our Singapore and UK operations. PATMI increased 76% to S$158.0 million.

Singapore operations continued to deliver solid performance. Demand for utilities services was strong due to the growing regional and global demand for petrochemical products. The chemical industry in Singapore grew 7.8% in 2004. In addition, the full year contribution of the increase in shareholdings in SUT Sakra (from 80% to 100%), SembGas (from 50% to 70%), and SembCogen (from 70% to100%) in late-2003 also contributed to the growth of earnings.

In early 2005, we integrated the operations of SembGas, SembCogen, SUT Sakra, SUT Seraya and three chemical feedstock units under the SembCorp Utilities umbrella to capitalise on greater synergies in providing bundled services to customers. All assets and liabilities of SUT Sakra and SUT Seraya have also been transferred to SembCorp Utilities.

Integrated Utilities and Energy continue to make considerable progress in overseas ventures. Overseas operations accounted for 23% of Integrated Utilities and Energy's turnover and contributed to 28% of Utilities' PATMI.

SembCorp Utilities UK was the main driver for the success in overseas operations. Full year contribution from the UK in 2004 coupled with higher power prices facilitated the increase in its turnover. A total of 143 new contracts and deals worth S$171.2 million were secured during the year.

SembCorp Utilities UK's first expansion since it was acquired came to fruition with a new 42 megawatt gas turbine and boiler facility coming online late last year, boosting the existing Wilton power station's total capacity to 197 megawatt. The facility uses the latest "Dry Low NOx" technology, which improves the environmental efficiency of the power station by reducing emissions. The additional capacity is intended to improve the overall reliability of the site and provide further capacity to meet the needs of site customers.

Phu My 3, our investment in a 717 megawatt combined cycle gas turbine in Vietnam, successfully began commercial operations in March. The plant achieved profitability in its first year of operations. Phu My 3 is part of the greater Phu My power complex which will house six power plants with a total generating capacity of 3,600 megawatt. Phu My 3 is under a 23-year Build, Operate, Transfer (BOT) arrangement with the government of Vietnam.

In addition, our investments in China are progressing healthily and on course. Nanjing SembCorp SUIWU, our investment in the wastewater treatment plant in Nanjing Chemical Industrial Park will officially come online in the second quarter of 2005. Construction for Shanghai Caojing Cogeneration in Shanghai Chemical Industrial Park is ongoing, with Gas Turbine Phase I expected to be completed by end this year.

With its huge domestic market, China remains an important site for petrochemical investments. We formed SembCorp Utilities Investment Management (Shanghai) Limited in June to provide support and a beachhead for our current and upcoming activities in the country. This wholly owned subsidiary received a China Regional

Headquarters status from the Ministry of Commerce and has a registered capital of US$2.0 million.

We also realised the value of our 30% stake in Kwinana Cogeneration Plant in early 2005 for S$32.0 million due to the limited growth potential in the Western Australia market.

Offshore Engineering
Offshore Engineering produced a weak set of results in 2004 due to project losses incurred during the year.

We have been directing our energies to steering the business back on track. We installed a new management team and tasked them to put in tighter systems and processes for better management control. These included conducting more frequent management meetings to assess the status and deliverables of ongoing projects, as well as strengthening risk management procedures across the business operations. We also undertook reviews to improve efficiency and optimisation of resources. In October, we parted with our 30% stake in associate Sime SembCorp Engineering for RM65.0 million.

Our orderbook stood at S$304.0 million as of end-2004. Profitable execution of ongoing contracts was given priority and we concentrated on bidding for new contracts that meet our risk management guidelines. In October, in partnership with Saipem Asia, we were awarded a US$112.0 million contract to perform the engineering, procurement and fabrication of the Riser Platform Topsides for PTT Public Company Limited's Third Transmission Pipeline Project in the Gulf of Thailand. We also secured an order in February 2005 to fabricate and integrate topsides for a floating production storage and offloading vessel from ConocoPhillips China Inc. The project is estimated to be worth more than US$200 million and will be executed jointly with SembCorp Marine's Sembawang Shipyard.

Outlook
Integrated Utilities and Energy is anticipated to continue to perform well in 2005 riding on the improvements and growth in the petrochemical industry. Singapore and UK operations are expected to generate stable income and organic growth from increased demand for utilities services due to customers' favourable operating environment. We expect a new wave of chemical investments to take place on Jurong Island in Singapore and we believe we are well positioned to meet this new demand. Similarly, we anticipate additional investments and expansion in our customer base in Teesside in the UK.

Synergies from the transfer of SUT Sakra and SUT Seraya assets and liabilities to SembCorp Utilities should start showing results this year. In addition, contribution from Nanjing SembCorp SUIWU in China is expected to be gradually felt during the second half of the year.

Our priority in 2005 will be to deliver to, or exceed, the level of satisfaction of our customers by ensuring constructive and reliable services. The focus will also be to strengthen our existing operations in Singapore and UK, and paying special attention to the development of the Chinese operations. We are also looking for sites where we can establish a new beachhead. An ongoing strategy is identifying potential greenfield and brownfield acquisitions and investing in sites where growth potential is highest and where we can add the most value.

With some progress being made at restructuring our offshore engineering business, the key objective for 2005 will be to capitalise on the achievements made in the past and to further improve its performance. Our focus is to turnaround the business by delivering existing projects and securing new ones while stringently ensuring that new projects are profitable, and their costs managed well.

We are optimistic of the prospects for 2005 given industry fundamentals and the fruition of earlier investment decisions. Excluding extraordinary items, we expect operating profit in 2005 to be higher than in 2004.


Marine Engineering:
We are a leader in the global marine engineering industry, specialising in ship repair, shipbuilding, ship conversion, rig building, and offshore engineering.



SembCorp Marine's fifth-generation ultra-deepwater semi-submersible oil rigs are amongst the world's most technologically advanced. The rig pictured was built using a pioneering technique to skid and mate its 14,000 tonne upper hull to its lower hull.

Key Facts

- Largest marine engineering services east of the Suez Canal, with a combined docking capacity of 2.3 million dead weight tonnes (dwt)
- Global network of eleven shipyards located in the three strategic hubs in Singapore, China and Brazil
- Offers proprietary designs for deepwater jack-up rigs and container ships



Key Financials (S$ million)

	2004	2003
Revenue	**1,362.8**	1,068.0
PATMI	**95.0**	78.5
SembCorp Industries share of PATMI	**60.8**	49.0

Note: Figures are taken at SembCorp Marine Group Level

Total Order Book as at December 31, 2004 (S$ million)

	contract value	balance
Shipbuilding	555	487
Ship conversion & offshore	1,982	1,212
Rig building	589	589
Total	3,126	2,288

Turnover by Business

SC Ship Conversion Offshore
SP Ship Repair
SH Shipbuilding
RB Rig Building
OT Others

	2004	2003
SC	615	391
SP	456	346
SH	81	107
RB	118	135
OT	92	89



SembCorp Marine's Jurong Shipyard (pictured) is a "one-stop total shipyard" offering a comprehensive range of services in ship repair, shipbuilding, ship conversion, rig building and offshore engineering.

Strong demand in ship conversion and ship repair fuelled a record year for SembCorp Marine (SembMarine) in 2004, with the company reporting significant increases in both turnover and net profit.

During the year, we also clinched various significant contracts. Several of these contracts were rig building contracts based on our proprietary Baker Marine technology from subsidiary PPL Shipyard. In addition, we won other contracts which cemented the company's reputation as a provider of superior and reliable service amongst its international clientele.

A Record Year

In 2004, SembMarine recorded a 21% rise in Profit After Tax and Minority Interest (PATMI) to S$95.0 million, on the back of a 28% increase in turnover to S$1,362.8 million. Operating profit rose 26% to S$93.9 million.

A main driver of the positive performance was the growth of our largest business - ship conversion. This segment, which at present accounts for 45% of SembMarine's total turnover, recorded a 57% increase in turnover to S$615.0 million. Major projects completed during the year included P-50, the marine conversion for Petrobras Netherlands; CNOOC 114, the FSO conversion for International Andromeda; Berge Sisar, the LPG conversion for Bergesen Offshore; and TT Nina, the FPSO conversion for Modec International.

In particular, major progressive completion work in the second half of 2004 of the P-50 marine conversion project and the P-50 topside fabrication project, ensured that revenues were higher in spite of the total number of vessels completed during the year being marginally lower at 6, down from 7 in 2003.

In ship repair, SembMarine's second largest segment, turnover rose 32% to S$456.2 million, reflecting our success in securing higher value FPSO upgrading and bottom-damaged repair jobs. In 2004, the average value per vessel was 45% higher than in 2003, at S$1.46 million per vessel – tempering the negative impact from the decline in the number of vessels repaired, which fell from 341 in 2003 to 313 in 2004. In 2004, upgrading of FSO / FPSO units and tankers accounted for 46% of revenues from ship repair. During the year, repairs of bulk carriers also significantly increased, accounting for 24% of total ship repair revenues.

Rig building, which accounts for 9% of turnover, recorded the delivery of the Constellation II jack-up rig by subsidiary PPL Shipyard to Global SantaFe in 2004. Rig building projects in progress for completion in 2005 through to 2007 include the Development Drillers I and II for GlobalSantaFe, and jack-up rigs for Kristiansand Drilling, Mosbarron, Petrojack and Apexindo.

The year proved also a good year for securing new contracts. In 2004, we recorded contracts totalling S$2.1 billion – of this, ship conversion and offshore orders accounted for S$1,126.0 million; rig building accounted for S$594.0 million, and ship building accounted for another S$335.0 million. These projects include the conversion of the P-54 FPSO, the conversion of LPG carrier Berge Sisar, the construction of three units of Baker Marine Pacific Class 375 jack-up rigs, and the building of four units of 2,600 TEU containers.

Outlook

The marine industry in Singapore is expected to continue to benefit from continued strength in global freight rates, as well as in high oil prices.

With higher freight rates, ship owners are expected to prioritise factors such as a shipyard's reliability in completing repair works on schedule, in order to minimise the length of time a ship is grounded because of repair works. In addition, ship owners are less reluctant to repair their ships only at yards located close to regular ports of call. These will fuel demand for ship repairs.

High oil prices are also seen to benefit the marine engineering industry. Strong demand for oil from countries such as China will continue to underpin firm oil prices, and we expect this to have a knock-on effect on levels of Exploration and Production (E&P) spending globally. In 2005, industry estimates place E&P spending as expanding by 6% to US$176.8 billion – in line with this, we expect to see demand for ship conversions and rig building increasing further.

In the ship conversion and offshore sector, we see strong demand for the conversion of floating production units, and estimate that, as of November 2004, there were approximately 85 systems currently under study or being planned.

In rig building, we also expect to see continued demand given presently high rates of utilisation and the aging of the current rig fleet – industry statistics indicate that the average age of jack-up rigs is currently 21 years, while the average age of semi-submersibles is 20 years.

We have a four-pronged strategy to achieve sustained growth. Firstly, we will continue to strengthen our operations in Singapore and China as part of our global hub strategy. In July, we acquired a 30% stake in Cosco Shipyard Group, which owns five major shipyards located in the key coastal cities of Dalian, Nantong, Shanghai, Zhoushan and Guangzhou. We now have a strong foothold in China and can offer ship owners an effective network of marine engineering services across the entire length of China's coast.

We will continue to leverage on the complementary facilities between our global marine hubs in Singapore and Brazil. Singapore, which is strong in marine conversion and repair, will continue to focus on such work. On the other hand, Brazil will focus on topside fabrication and topside integration and commissioning, as well as pursue the profitable delivery of the P-43, P-50 and P-54 projects.

Thirdly, we are committed to further build on our technology base, and to leverage on the proprietary vessel and rig designs to increase our share of the market. Since the introduction of our 2,600 TEU container ship design, orders for ships of this capacity has been strong – Wan Hai Lines has ordered six such vessels, while Reederei F. Laeisz and Karl Schluter have each ordered two units. In rig building, our proprietary design for jack-up rigs has led us to secure five orders to-date since marketing efforts commenced early last year.

Lastly, we will continue to strengthen our strategic alliances with our international clientele. Our alliance partners and regular customers ensure a stable baseload for our yards. In 2004 we added three alliance partners Taiwan Marine and Transport, Belgium-based TECTO, and Australia's North West Shelf Group. This increased the number of alliance partners to 15. Our alliance partners accounted for about 29% of revenues in 2004, up from 20% in 2003. We are confident that by providing our partners with excellent services at our complementary facilities, we will continue to see growing support from our strategic partners.

Major Contracts Secured in 2004

Project	Value (S$m)	Client	Delivery Schedule
1 unit Baker Marine Pacific Class 375 Jack-up Rig	186	Kristiansand Drilling Pte Ltd	2Q2006
1 unit Baker Marine Pacific Class 375 Jack-up Rig	193	Mosbarron Ltd	1Q2007
P-54 FPSO EPC Turnkey Conversion Project	1,068	Petrobras Netherlands BV	FPSO marine conversion and Compressor modules – 1Q2006, Integration & commissioning – 2Q2007
2 units of 2,600 TEU Container Ships	140	Reederei F. Laeisz of Germany	1Q2006 & 3Q2006
2 units of 2,646 TEU Container Ships	143	Wan Hai Lines	2Q2007 & 3Q2007
2 units 4,950 dwt tankers	52	Kuwait Oil Tanker Co SAK	2Q2006
1 unit Baker Marine Pacific Class 375 Jack-up Rig	215	Petrojack AS of Norway	2Q2007

Logistics:
We are Asia's foremost integrated logistics company, with one of the most extensive supply chain management networks in the region.





SembCorp Logistics provides specialty logistics services for chemicals, storing them in dry chemical silos such as those pictured here on Jurong Island. It also provides specialty logistics services for oil and gas, wine and spirits, and hazardous goods.



Key Facts

- Asia's leading integrated logistics service provider with presence in 15 countries
- One of the region's most extensive supply chain networks with 1,140 distribution points in China and another 550 distribution points in India
- Serving Asia's fast growing Consumer, Healthcare, Hi-Tech, Retail, Automotive and Industrial / Chemical sectors
- Operates Asia's premier offshore supply bases in Singapore, with regional bases in Indonesia, Thailand, Azerbaijan, and Iran

Key Financials (S$ million)

	2004	2003
Revenue*	**500.7**	465.4
PATMI**	**1,171.0**	90.6
SembCorp share of PATMI	**713.6**	55.9

* *Turnover as reported by SembCorp Logistics Group differs from the above figures due to a different accounting policy adopted for its investments in joint ventures*

** *Figures are taken at SembCorp Logistics Group Level*

Supply Chain Management Turnover by Territory

South East Asia	67%
North Asia	24%
South Asia	6%
Others	3%



Turnover by Division (S$ million)

SC Supply Chain Management
OG Oil & Gas Logistics
OT Other Services


2004
2003
500
400
300
200
100
0
452
412
43
43
6
11
SC
OG
OT

SembCorp Logistics' warehouses in Singapore are installed with the Bin Automatic Storage Retrieval System which optimises space usage and minimises manual handling.

2004 was a fruitful year for SembCorp Logistics (SembLog). Turnover climbed 8% to S$500.7 million from S$465.4 million in 2003 due to better performance from supply chain management operations. Profit After Tax and Minority Interest (PATMI) was up 1,192% to S$1,171.0 million, from S$90.6 million in 2003 - significantly higher due to the sale of our 20% stake in Kuehne & Nagel International (KNI). Excluding exceptional items, PATMI grew 18% to S$106.6 million. In 2004, we clinched 275 contracts.

The extent of our Asian network, as well as our ability to provide customised solutions through in-depth understanding of our clients' industries, continues to position us as the partner of choice for supply chain management in Asia.

Supply Chain Management

Supply Chain Management turnover increased by 10% to S$452.1 million from S$411.5 million. Contribution to total turnover grew to 90% compared to 88% last year. PATMI climbed 34% to S$94.8 million from S$70.5 million in 2003.

Our Southeast Asia operations posted a 3% rise in turnover to S$303.6 million, on the back of 74 contracts secured during the year. The region contributed 67% to total turnover from supply chain management.

During the year, we further enlarged our supply chain network in Southeast Asia and today cover most of the region. Our joint venture in Vietnam began operations in July and operates 150,000 square feet of warehousing and storage space in Hai Phong, Hanoi, and Ho Chi Minh City. We also established joint ventures in Indonesia and the Philippines in early 2005. In Indonesia, we partnered with PT Nikos Intertrade, a subsidiary of Ultrajaya, Indonesia's leading producer of dairy products and beverages. In the Philippines, we are teaming with MacroAsia Corporation, one of the leading companies engaged in aviation support services in the country.

Expansion of facilities was underway in both Singapore and Malaysia. We added another 70,000 square foot of warehouse space at Changi International Logistics Centre in Singapore, which will help position us to serve customers reliant on air-freight. In Malaysia, we moved into a new 68,000 square feet warehouse in August, which is now reaching full capacity.

Turnover growth in North Asia was good with strong performance in China, and new contributions from Japan and Korea. North Asia was a strong performer generating S$106.8 million in revenues, up 34% from last year. North Asia contributed 24% to supply chain management turnover, climbing from 19% in 2003. The growth in North Asia was underpinned by stronger performances mainly in China and Japan, as well as in Korea. During the year, we secured a total of 104 contracts in North Asia excluding Japan.

Our coverage of China and Japan was enlarged in 2004. In China, we count 1,140 cities and towns in 31 provinces in our distribution network, 90% of which have delivery lead times within 72 hours. Warehouse space at year-end totalled approximately 270,000 square metres.

Meanwhile, in Japan, our warehousing area totalled 14,550 square metres and our distribution capability has reached more than 15,000 tonnes per day. We have coverage of 683 cities and towns in the country, 95% of which can be reached within 24 hours. Our operations in Japan were strengthened further through Footwork Express' acquisition of Kyushu Sanko Unyu, the second largest transportation company in Kyushu.

To capitalise on the intra-trade volume among the North Asian economies, as well as the trend of Japanese and Korean companies relocating manufacturing activities to China, we established a North Asia Regional Office in Shanghai in mid-2004 and accelerated our marketing efforts to these companies.

Our South Asia operations secured 81 contracts during the year as a result of increased marketing efforts, contributing S$27.3 million to turnover, an increase of 3%. Restructuring of SembLog India was completed during the year, and we are now exploring the feasibility of providing higher value-added services such as manufacturing, procurement and reverse logistics there. We are also looking at offering Collateral Management Agreement-linked (CMA-linked) logistics services in Sri Lanka for commodities such as tea, paper, and palm oil.

Oil and Gas

Oil and gas logistics delivered stable performance. Turnover stood at S$43.0 million while PATMI improved to S$17.1 million.

In July, we established another offshore base in Kish Island in the Persian Gulf. At the end of 2004, our Batam base began operations and now provides logistical support to our customers.

To grow our business, we are making plans to re-develop the Loyang base in Singapore into a modern and compact logistics hub for the oil and gas industry to serve the Asia Pacific region. We are also considering to expand our operations to Kazakhstan in the Caspian Sea.

Specialty Logistics

In 2004, we enlarged our offering of specialty logistics services by offering metals and CMA-linked logistics through our joint venture with B. Pacorini of Italy. The joint venture has been profitable in its eight months of operations and has secured 26 contracts across Asia.

Outlook

The extent and robustness of our Asian network today, and our strong customer base, make us unique in the logistics market in Asia. Our priority will be to build on these achievements to enhance our competitiveness and expand to new frontiers. Our roadmap for the next three years will be to make ourselves a "household name" in logistics across Asia, accelerate earnings growth and achieve global reach by the end of 2007.

To enhance our competitiveness, we plan to aggressively expand into freight management services. We are also looking at utilising our supply chain management network to focus on the fastest growing verticals and to serve our customers in multiple territories.

We plan to expand to new frontiers by innovating and building systems for tomorrow, such as providing RFID-enabled (Radio Frequency Identification) supply chain management solutions, offering total asset visibility, and developing secure supply chain solutions.

In 2005, we expect our performance to be better than in 2004 on an ex KNI basis. Our management target is to grow net earnings by 20-25%, based on 2004 operating earnings of S$49.0 million.

Delivering Value: Distributing the gains from the sale of shares in KNI to shareholders

On October 25, the partnership with KNI was mutually terminated and both companies agreed to unwind the cross-holding of shares between them. The sale of our 20% stake in KNI generated S$1.3 billion in proceeds. S$750.0 million has already been paid out as a special cash dividend late last year, while approximately S$250 million is to come in the form of a capital reduction.

We have delivered value to our shareholders substantially with the distribution, and we remain committed to creating and sustaining such value going forward.

Environmental Engineering: We are Southeast Asia's largest Asian environmental management services company, providing a complete suite of solutions for the municipal, industrial, commercial, construction and biomedical sectors.



SembEnviro Tay Paper owns and operates a waste paper recycling facility in Tuas, for the collection, automated sorting and baling, as well as bulk trading of various types of recyclable paper.

Key Facts

- Leading Asian environmental management services company in Southeast Asia
- Market presence in Australia, China, India, Malaysia and Singapore
- First foreign waste collection company in Shanghai's municipal waste market
- First foreign player in Indian medical waste management market





Key Financials (S$ million)

	2004	2003
Revenue	**202.5**	192.2
PATMI	**14.5**	12.5

Note: Figures are taken at SembCorp Environmental Management Group Level

SembCorp Environmental Management supports the National Environment Agency's drive to encourage Singaporean households to reduce, re-use and recycle. Currently it provides recycling services to around 550,000 households across the nation.

Overview

Our Environmental Engineering business performed well in 2004. Turnover of SembCorp Environmental Management (SembEnviro) increased 5% from S$192.2 million in 2003 to S$202.5 million. In 2004, SembEnviro continued to consistently deliver double-digit growth, with Profit After Tax and Minority Interest (PATMI) improving 16% from S$12.5 million to S$14.5 million. This increase was driven by ongoing improvement in cost savings and margins, as well as better operating performance by our Australian operations.

Review of Operations

In Singapore, we maintained our position as the largest waste management solutions provider, retaining a 55% market share in the municipal sector and a major share in the biomedical waste sector. While the municipal sector provides a stable base for SembEnviro, its industrial and commercial sector is steadily growing, forming a second stable income stream for the company.

The acquisition of new contracts in 2004 further strengthened our operations, by broadening our integrated services portfolio. These saw our orderbook rising to an all-time high of S$403.0 million as at December 31, 2004. SembWaste Cleantech clinched a seven-year S$63.0 million public cleansing contract from the National Environment Agency in April 2004, to serve Singapore's Eastern and Western sectors while SembEnviro Tay Paper secured S$1.6 million worth of contracts in June 2004 to provide waste paper collection services and destruction of confidential documents.

During the course of the year, we made significant progress in our push to aggressively market technologically advanced solutions to the market. Together with our partner ShinMaywa (Asia), we were awarded eight major projects in 2004 to apply the *Singmatic* system - a proprietary pneumatic waste conveyance system - for use in upcoming developments. These included the sizeable educational premises of the Republic Polytechnic and Singapore Management University, as well as upscale residential developments such as Sentosa Cove, The Pier@Robertson and The Esparis.

In June 2004, our wholly-owned subsidiary Sembiologics, in partnership with world-leader Novozymes Inc, developed and launched three new bio-products in Singapore. These products, *Grease Solve*, *Freshen Asia* and *Marvel Clean*, utilise natural microbes to treat common grease, odour and dirty surfaces, forming environmentally friendly alternatives for chemical based solutions.

Throughout the year, we continued to back up the expansion of our operations by strengthening our capabilities through the holistic enhancement of our facilities and equipment, better systems management and staff development.

In terms of facilities and equipment, April 2004 saw the official opening of SembWaste's automated incineration facility for medical waste in Tuas. The new plant, which has a capacity of eight tonnes per day, enables us to operate 24 hours a day, 7 days a week. This added incineration capacity allows us to take in more bio-liquid waste and better cater for contingency needs.

In addition, SembWaste Cleantech increased its existing fleet of vehicles to support its street cleansing activities. The subsidiary also set up a state-of-the-art 24-hour Command and Control Centre to remotely operate and manage the carparks under its charge in August 2004.

In 2004, SembEnviro received company-wide certification for ISO 9001, ISO 14001 & OHSMS 18001, reflecting our efforts to strengthen our operations through strict systems management.

Capitalising on staff development as a value management strategy, we launched our Learning Portal in Toa Payoh in March 2004, which offers comprehensive in-house training for our staff. The S$100,000 training centre is certified as an approved training and assessment centre for Industrial and Commercial Cleaning training, under the Workforce Development Agency's National Skills Recognition System (NSRS). The NSRS is a national initiative for structured employee training, which aims to enhance performance standards and job competencies while bettering competitiveness.

In December 2004, SembEnviro was conferred International Headquarters status by the Economic Development Board, endorsing its overseas growth strategy while maintaining its head office in Singapore.

In 2004, our Australian associate company, SITA Environmental Solutions, remained the country's second largest environmental management company. In spite of keen competition, its operating performance improved, due mainly to stronger sales boosted by good management of costs.

In addition, 2004 marked several milestones towards our goal to gain footholds in the Chinese and Indian waste management markets, key countries targeted in 2003 for expansion of our revenue base. These developments furthered our aim of providing total integrated environmental services in the region, and laid the foundations for future growth in these new markets.

In August 2004, we formed a joint venture with India's Ramky Group and Shriram Group, with the acquisition of 51% of Ramky's medical waste management business. The new joint venture currently has a fleet of 57 vehicles and eight treatment plants throughout India with a total installed capacity of 40 tonnes/day. With this purchase, we became the first foreign environmental company to penetrate the Indian continent's medical waste management industry, estimated to be worth over S$50 million. Respectable growth is expected in this market over the next few years, underpinned by economic growth, privatisation and regulatory improvements.

In November 2004, SembEnviro followed this with an exclusive Letter of Intent with its partner, Ramky Group, to explore the hazardous waste landfill business in India.

SembEnviro signed a Heads of Agreement with Shanghai's state-owned enterprise, Shanghai Environment Investment in September 2004, to develop the entire waste management chain in Shanghai's newly corporatised municipal waste market. This agreement paved the way for further joint ventures to tap onto China's privatisation wave, while maintaining a strategic focus on the fast-liberalising Shanghai market.

September 2004 also saw the opening of our new Representative Office in Shanghai. This will help oversee both our new joint ventures as well as our existing Shanghai joint venture serving the commercial sector, Shanghai Environmental Engineering Reliance.

Outlook

Looking ahead, as Singapore continues to evolve into a mature and highly competitive market, it will continue to provide considerable market space for the introduction of new waste management practices and new technologies. Accordingly, the outlook for our Singapore operations for 2005 is expected to be stable with a relatively more conducive regulatory environment that promotes recycling and innovation. In the coming year, we will continue to broaden our host of integrated environmental solutions and alternative waste technologies.

Overseas, we expect to see a continuing trend for the liberalisation of waste management markets to foreign participation in China, India and the Middle East. We will continue to prioritise the exploration of opportunities in these markets in 2005. In addition, we aim to further consolidate our market position in Australia, and expand into the post-collection business there.

We expect our Environmental Engineering business to achieve further PATMI growth in 2005, with continued improvement of operating efficiencies, and contributions from new overseas acquisitions.

Engineering & Construction: We are the largest engineering and construction company in Southeast Asia, with core capabilities in process engineering and design, civil engineering and building construction.



SembCorp Engineers and Constructors boasts a strong track record of state-of-the-art projects, including the award-winning North and South Piers of Singapore's Changi International Airport Terminal 2.

Operations Review: Engineering & Construction

Key Facts

- Largest EPC (Engineering, Procurement & Construction) contractor for LDPE (Low Density Polyethylene) plants in the world
- Leading engineering and construction company in Southeast Asia
- Experience in more than 35 countries globally
- Operations in Southeast Asia, China, India, Iran, UAE, Mexico, Russia and the United Kingdom



Key Financials (S$ million)

	2004	2003
Turnover	**824.2**	817.8
PATMI	**1.1**	0.6

Note: Figures are taken at the SembCorp Engineers & Constructors Group Level



Orderbook by Territory

Singapore	41%
Rest of Asia	37%
Europe & Others	22%

Orderbook by Business

Process Engineering	67%
Building and Civil Engineering Projects	33%

In 2004, SembCorp Engineers and Constructors picked up 3 Construction Excellence Awards from Singapore's Building and Construction Authority. Pictured is its Kallang-Paya Lebar Expressway project in Singapore.

2004 saw a strong inflow of new contracts for SembCorp Engineers and Constructors (SembE&C) – a result of concerted efforts to re-focus on overseas contracts and to secure more profitable process engineering projects. We also further strengthened our management of construction risks for our existing projects.

During the year, we also reinforced our risk management processes and implemented ways to hedge against fluctuations in the pricing of materials.

We will continue to pursue this strategy in 2005, and to focus on the profitable execution of all our projects in our orderbook.

Operations Review

In 2004, SembE&C recorded turnover of S$824.2 million, up from S$817.8 million the previous year. During the year, the division contributed a higher Profit After Tax and Minority Interest (PATMI) of S$1.1 million to the Group, from S$0.6 million in 2003.

The year saw us intensifying our marketing efforts overseas, and as a result we secured new orders totalling S$2.0 billion, double our original target. The bulk of the new orders was process engineering-based, and by end-2004 such projects accounted for 67% of our orderbook, up from 59% a year before. As of December 31, 2004, our orderbook stood at S$2.6 billion, of which 59% of our orders were from overseas as compared to 20% at the beginning of 2004.

Our overseas drive was fuelled by strong growth in construction spending internationally, and the stagnant market domestically. By end-2004, we had been awarded contracts in China, India, Indonesia, Iran and the United Arab Emirates totalling more than S$1.4 billion.

Some of the overseas projects we were awarded in 2004 include:

- the S$640.0 million restart of the Essar oil refinery in Gujarat, India, which is the country's largest;
- EPC contracts totalling S$320.0 million for two petrochemical facilities in Iran, marking our first involvement in state-owned National Petrochemical Company's extensive capital investment programme;
- a S$220.0 million building contract for high-end residential apartments in Dubai; and
- a S$110.0 million contract to build gas production facilities in East Kalimantan, Indonesia.

In 2004, however, our profits continued to be pressured by high costs of construction materials. One example was the spike in global steel prices, which at its peak caused local market prices to rise above S$950/tonne. While global steel prices softened in mid-2004 following Chinese intervention measures, local steel prices stayed volatile in the second and third quarters, reflecting supply concerns following the decision by Singapore's Natsteel group to divest its steel business.

To mitigate against other significant cost increases, we have intensified our build up of global sourcing capabilities, and continued to strengthen our management of other construction risks. We have put in place more stringent cost control systems and risk management systems. In addition, we have been very selective of the projects that we pursue, and have only undertaken those which we are confident of implementing profitably.

In 2004, we also continued to refine our organisation structure and business model in order to address longer term challenges. To further reduce our risk exposure in unfamiliar markets, we have explored and pursued a cooperative framework with key contractors within the region to allow us to tap on each company's strengths and expertise.

We have also continued to enhance our capabilities and resources in terms of conceptualisation, design and construction financing.

Outlook

To capitalise on stronger growth prospects in regional and international markets, we will continue to broaden our reach and extent of our overseas contracts, while focusing on the profitable execution of our existing orderbook. We are optimistic of further enhancing our focus on process engineering projects by capitalising on our reputation as the global leader in such projects. We have started this year on a positive note – in January, SembCorp Simon-Carves won a contract to design a petrochemical facility in the UK for global chemical player Huntsman. This 400,000 tonne/year Low Density Polyethylene (LDPE) plant will be the world's largest single-stream facility for this product. SembCorp Simon-Carves has supplied six of the world's eleven most recently commissioned facilities for this product.

We plan to continue to seek opportunities in the oil and gas industry, where we are witnessing a resurgence on the back of sustained high oil prices. In addition, we will be evaluating prospects in upstream petrochemical projects, and continue to pursue contracts for downstream chemical facilities. We see positive prospects particularly in Asia and the Middle East.

At the same time, we will continue to selectively pursue civil engineering and construction projects overseas, by building on our expertise in master planning and design, the development and construction of housing townships, commuter rail systems and tourism-related infrastructure.

We see markets such as China, India, and Southeast Asia and the Middle East as having strong growth potential. Industry expectations are for regional construction spending to reach US$1,500 billion in 2005 – of this amount, China is expected to account for up to 35%. We are confident of leveraging on our reputation and track record in the process engineering sectors, and in delivering advanced construction methods in these markets.

Domestically, we do not expect substantial or broad-based improvement in construction demand, and foresee total construction demand to continue to level at S$10 to S$11 billion this year. Furthermore, we see civil engineering construction demand further softening in 2005 as all major contracts for the MRT Circle Line have already been awarded.

In terms of construction material costs, we expect these to remain firm in spite of the projected contraction of local construction volume during the year. Steel prices are expected to be sustained by strong global demand and high freight costs, while cement prices are likely to remain high in line with international prices.

Significant contracts in orderbook

Sector	Description	Country	Client	Approximate Contract Value (S$ million)	End Date
P	Changi Water Reclamation Plant (C3B)	Singapore	Public Utilities Board	120	Feb 2008
P	Changi Water Reclamation Plant (EP3)	Singapore	Public Utilities Board	110	Jan 2008
B&C	LTA contract 856	Singapore	Land Transportation Authority	335	Feb 2009
B&C	Mediterranean Garden	UAE	Nakheel	220	Jul 2006
P	Polystyrene Plant	Iran	Pars Petrochemical Co	160	Dec 2007
P	Tambora Field Development Project Phase 2	Indonesia	Total E&P Indonesie	110	June 2006
P	LDPE Plant	Iran	Amir Kabir Petrochemical Co.	160	Mar 2007
P	Essar Refinery	Iran	Essar	640	Dec 2006

P Process engineering
B&C Building and construction



Business Spotlight

Beyond Conventional Utilities and Singapore

The word 'Utilities' is commonly associated with supply to households and with straightforward energy sources like electricity or heat. SembCorp Utilities (SembUtilities), which is 100% owned by SembCorp Industries, is steadily re-defining the notion of a utilities business with its specialisation in providing utilities to chemical, petrochemical and other industries which have high energy requirements. With its niche business model, SembUtilities is committed to partnering its multi-national clients with reliable energy and utilities supply coupled with competitive pricing while at the same time, offering stable earnings and predictable growth.

"Our goal is to be a leading niche utilities player, combining profitability with stability. We strive constantly to strengthen our performance by means of organic growth and improvements in efficiency to further enable us to generate sustainable earnings," said Mr Tang Kin Fei, President and CEO of SembUtilities.

The way in which SembUtilities differentiates itself from other utilities companies is illustrated through the integral relationships that it has built with customers in the niche chemical cluster on Jurong Island, Singapore.

Strong Foundation in Jurong Island: Sakra and Seraya

When SembCorp Utilities and Terminals (SUT) was established on

Sakra district (Jurong Island) in 1995, it broke new ground as the first centralised, multi-utility facility providing critical outsource support services for companies on Jurong Island. Prior to this, petrochemical and chemical plants would have to build and operate both core processes and utilities plants. Having developed a portfolio of utilities products and services, ranging from steam, demineralised water to wastewater treatment, SUT started the trend for utilities outsourcing, thus enabling companies to concentrate on their core business while enjoying the convenient, one-stop source and delivery of multi-utilities services.

Following its success on Sakra, in 1998, SUT soon extended its wings to develop a second satellite utilities centre on Seraya which featured additional services such as the supply of high-grade industrial water and chemical waste incineration.

The integrated utilities value chain was further enhanced when SembCorp Gas entered into an agreement with Indonesian state-owned energy company, Pertamina, to purchase gas from West Natuna in 1999. The Indonesia-Singapore gas sales through an undersea pipeline was a historic first, and established SembCorp Gas as the first commercial importer and retailer of natural gas in Singapore. Under the gas sale agreement, 325 million standard cubic feet per day of natural gas is available to Singapore for 22 years.

Apart from customers on Jurong Island, SembCorp Gas also supplies natural gas to buyers in the Tuas and Jurong industrial areas via a 5 bar medium pressure reticulation system. Connected to the high pressure network on Jurong Island, the reticulation system is designed in loops to ensure reliability and security of supply.

Sustainable Energy: Co-generation

In 2001, using state-of-the-art combined-cycle co-generation technology, SembCorp Cogen put into service the first independent co-generation plant in Singapore. Co-generation in contrast to traditional power plants, combines the production of heat with that of electricity from the same source and is often referred to as Combined Heat and Power (CHP). SembCorp Cogen has a maximum production capacity of 815 megawatts of electricity and leverages on piped gas supplied by

SembCorp Gas. As the first project-financed merchant power plant in Asia as well as the most efficient and environment friendly, SembCorp Cogen has an optimum steam extraction capability of up to 550 metric tonnes per hour. The combination of steam and power supply to the industrial customers further enhances SembUtilities' integrated utilities solutions.

Industrial clusters such as that on Jurong Island can now be served by a centralised facility. The synergy between gas, power and utilities businesses has in turn helped SembUtilities avoid the pitfalls which traditional power and utilities companies face, such as low growth and returns. Not content with just conquering the local market, SembUtilities' drive to be a true "partner" to their industrial customers has prompted its overseas thrust that is also bearing fruit. SembUtilities' healthy growth in 2004 is thanks to a firm foothold in the local market and also to the increased contribution from its overseas operations.

Beachhead to Europe - Wilton International Site

Wilton International is one of the few sites in Western Europe given a special development status and specifically designed for heavy industrial use such as chemicals and process plants. It is one of the largest manufacturing sites in Western Europe, situated in Northeast UK. In 2003, SembUtilities through its subsidiary, SembCorp Utilities UK (SembUtilities UK), acquired Wilton International. The deal has given SembUtilities ownership of around 1,250 acres of the 1,900 acre site including around 400 acres of prime industrial development land and the investment serves as a beachhead for SembUtilities into UK and Europe.

Teesside, where Wilton International is located, boasts one of Europe's prime chemical clusters. It offers easy access to North Sea oil and gas fields and for trade into Europe via the Port of Tees, plus excellent road and rail links to the Channel Tunnel. Created over 50 years ago, Teesside enjoys continuous growth, improvement and regeneration with approximately £700 million being invested in the last ten years at Wilton International. The investment climate remains active as witnessed by the recent announcement by industrial giant, Huntsman to build the world's largest single stream low density polyethylene plant at the Wilton site at a cost of around £200 million.

Wilton Power Station

There are several similarities between the set-up at Wilton International and on Jurong Island. For one, the Wilton Power Station is a 197 megawatt CHP plant capable of producing up to 600 tonnes of steam an hour. Currently the station has three operational high pressure boilers, each capable of producing a continuous maximum rate of 280 tonnes per hour of steam at 1700 psig[1]. SembUtilities UK provides around 4 million tonnes a year of steam to customers at Wilton.

"Our goal is to be a leading niche utilities player, combining profitability with stability. We strive constantly to strengthen our performance by means of organic growth and improvements in efficiency to further enable us to generate sustainable earnings."

Mr Tang Kin Fei, President and CEO of SembCorp Utilities

Wilton Water Treatment Plant

Another feature which is similar to that of SembUtilities' set-up on Jurong Island is the Wilton Water Treatment Plant which supplies demineralised water to plants at Wilton and operates a tanker business providing demineralised water to customers both on-site and across the UK. It supplies up to 2,000 cubic metres of demineralised water an hour, and is the largest demineralised water facility in the UK. It also has a cable and pipe work distribution system for electricity, steam, compressed air, nitrogen and water.

Through this plant, SembUtilities UK distributes around 40 million cubic metres of raw water and 3 million cubic metres of potable water at Wilton. Raw water and potable water are available via reservoirs owned

psig: Pounds per square inch gauge. Pressure in relationship to the ambient air pressure.





Top SembCorp Utilities' Propylene Purification Unit on Jurong Island converts feedstock into high-purity polymer grade propylene. Bottom SembCorp Gas's receiving terminals for natural gas from Indonesia's West Natuna Sea to Singapore's Jurong Island.

by SembUtilities UK and fed by one of the largest water supply systems in Europe.

Green Energy - Tallow

As we move towards renewable energy production, SembUtilities UK is looking to displace some of the heavy fuel oil and coal used in its boilers at the Wilton Power Station with tallow (animal fat) commonly used in foodstuffs, cosmetics and pharmaceuticals, and which is a recognised renewable fuel with similar calorific properties to standard fuel oil. Burning tallow will help to displace conventional fossil fuel at the Wilton Power Station and will result in substantially lower 'greenhouse gas' emissions and other pollutants.

In August 2004, the UK Environment Agency gave SembUtilities UK the go-ahead for use of this renewable energy source following a successful pilot exercise which has further provided the company with vital experience in the emerging renewable energy market. This has paved the way for additional revenue streams for SembUtilities UK.

New Biomass - Wood fuelled

"Wilton 10" is another renewable energy project using biomass (renewable plant-derived organic matter) that has been developed by SembUtilities UK. The £60 million new wood-burning power station will be built within the Wilton Power Station building but will be, in effect, a separate power station that will generate 30 megawatt of electricity in addition. This will be operational in the second quarter of 2007.

Beachhead to China

China is today one of the world's leading drivers of the global chemical industry, and its demand for petrochemical products is set to grow 10% in the next decade. Experts from the China National Petroleum and Chemical Planning Institute forecast that in 2005 China will consume 18.5 million tonnes of ethylene and by 2010, 27 million tonnes. This robust outlook has in turn ushered in unprecedented levels of foreign investment, and many of the world's petrochemical giants such as Shell, BP and BASF have begun to put stakes in China.

It is for these reasons that China is looked upon as a key market area for SembUtilities. In 2004, it set up a Wholly Foreign Owned Enterprise (WFOE) subsidiary in Shanghai that received Regional Headquarters status from the Chinese Ministry of Commerce. SembUtilities' investment to build, own and operate a US$10 million wastewater treatment plant in the Nanjing Chemical Industrial Park (NCIP) has afforded it first-mover advantage in NCIP to replicate its multi-utility concept, and the provision of a complete range of other services including water, steam and electricity.

"Not content with just conquering the local market, SembUtilities' drive to be a true partner to their industrial customers has prompted its overseas thrust that is also bearing fruit."

Mr Tang Kin Fei, President and CEO of SembCorp Utilities

SembUtilities believes that to maximise focus and accelerate growth, strategic partnerships are essential. In April 2003, SembUtilities entered into a joint venture agreement to establish Shanghai Caojing Cogeneration Company. The agreement is formed with Shanghai Electrical Power Company, Shanghai Shenergy Company and Shanghai Chemical Industrial Park Development Company to build, own and operate a 605 megawatt and 660 metric tonnes per hour steam cogeneration plant in the Shanghai Chemical Industry Park (SCIP).

The total investment cost is expected to be S$725 million and the facility will be the largest combined cycle gas turbine cogeneration power plant in China. With commercial operations expected to start in 2006, the facility will sell electricity to the Shanghai Municipal Electric Power Company under an annually renewable Power Purchase Contract, and process steam to foreign and local chemical companies within SCIP through long term steam supply contracts.

SembUtilities' product offerings are integrated and cater to the full spectrum of the process chemical industries' value chain. Industrial clusters much like Jurong Island, Wilton International and those in China, are where SembUtilities has chosen to focus and to distinguish itself through partnerships with its clients. Its expertise in combined cycle gas turbine technology, reliability and its co-generation track record have further helped make SembUtilities a brand that industrial clients look to partner when considering investments in those markets.

Mr Tang Kin Fei, President and CEO of SembUtilities rounds up, "The selection of destinations for SembUtilities' internationalisation is based on market attractiveness, the fit between our offer and the need of customers, local capability and the intensity of competition. To this end, we have continued to push the envelope to stay ahead in the industry with our beachheads in the UK and China as our initial focus. Going ahead, we will be actively looking at establishing our presence in other parts of the world where opportunities present."

Riding the Waves of Success

The world shipping environment has leapfrogged from the doldrums witnessed just a few years ago, to one marked by strong growth.

This trend is set to stay over the medium term, on the back of robust global trade particularly in Asia. Underpinning this is the rapid pace of China's growth, and its demand for resources such as oil. China is the world's fifth largest importer – it alone accounts for 20% of international bulk trades and 8% of total seaborne trade. As the world's third largest consumer of oil, China is today also the second largest importer of oil in the world – the country alone accounts for the equivalent of 30 large tankers per day to feed its appetite for oil.

Clearly, this increase in seaborne trade has delivered a boost as well to sectors such as ship repair, conversion and building. SembCorp Marine (SembMarine) is well-positioned to take advantage of the upsurge in the demand for marine engineering solutions. As a leading global marine engineering group, the company already offers the largest marine facilities east of the Suez Canal for services such as ship repair, shipbuilding, ship conversion, rig building and offshore engineering.

With its sights firmly set on being the world leader in ship repair, conversion and offshore engineering, SembMarine plans to strengthen its global presence while simultaneously enhancing its home-based shipyards to provide complementary facilities and capabilities within the Group.

Global Marine Hub Strategy

SembMarine President and CEO Mr Tan Kwi Kin has articulated the global hub strategy as the company's bid to offer global clients value-added, integrated and customized services through an international network of facilities.

SembMarine has already identified Singapore, China and Brazil as its three global hubs. Today, spanning these hubs is a network of eleven shipyards, which are capable of providing clients with the full spectrum of services and marine engineering solutions, ranging from conceptualisation and design through to commissioning and delivery.

The first major step in implementing this global hub strategy was in 2001 when SembMarine acquired 35% stake in a shipyard in Brazil, since renamed Mauá Jurong. The acquisition reflected the confluence of various positive factors. Firstly, Brazil - a country with more than 170 million people and blessed with vast natural resources - is closely located to the oil and gas production centres of the Atlantic, the Gulf of Mexico, and the West African regions. It also has an indigenous oil and gas industry of its own that is known to be a leader in the deepwater oil and gas business. Coupled with the return of socio-economic and political stability, these factors pointed to ideal conditions for the revitalisation of the marine industry there, and the country's readiness to rekindle its former glory when it was the second largest ship builder in the world.

The decision to enter Brazil has paid off. In 2004, Mauá Jurong in Brazil enjoyed a busy year, completing the topside fabrication and integration for Kellogg Brown & Root's P-43 project. It is now focused on the topside integration of P-50 for Petrobras Netherlands.

SembMarine took its internationalisation strategy further in 2004 when it strengthened its foothold in the important and fast-growing China market, through a deal that enabled it to establish its presence in strategic locations along the entire length of China's coast.

In July, SembMarine signed an agreement with China Ocean Shipping Co. (COSCO) to acquire a 30% stake in the enlarged capital of COSCO Shipyard Group Co. Ltd (CSG), one of the country's leading ship repair and conversion players. CSG owns five major shipyards located in the key coastal cities of Dalian, Nantong, Shanghai, Zhoushan and


BERGE HELEN

Above With a combined docking capacity of 2.3 million dead weight tonnes, SembCorp Marine offers the largest marine engineering services east of the Suez Canal.

Guangzhou. Of these, the shipyards at Dalian, Nantong and Guangzhou are already among the top ten largest ship repair yards in China.

The move places SembMarine in good stead to partake in the fast growing marine industry in China, which saw the market in ship repair alone grow at an annual rate of 13% since 2001. The deal also positions SembMarine to further cement its ties with CSG, and lays the groundwork for both companies to explore joint investment opportunities outside China in the future.

> "We are confident of our strategy, and believe SembMarine is positioned to capitalise on all opportunities we will encounter."
>
> Mr Tan Kwi Kin, President and CEO of SembCorp Marine

Strengthening home-based shipyards

Complementing SembMarine's global marine hub strategy meanwhile is its determination to strengthen its home-based shipyards to counter mounting regional competition, and to provide synergistic facilities and capabilities for its shipyards in the other parts of the world.

SembMarine's shipyards have evolved from a pure ship repair business to one that includes ship building services, ship conversion and most recently offshore engineering and rig building services. They have also moved up the technology value chain by developing intellectual properties in designs and solutions, such as proprietary designs for building 2,600 TEU container ships and deepwater jack-up rigs (see inset article).

SembMarine has also benefitted from Singapore's strategic geographical location, and its status as the only significant centre in Asia outside Japan in the field of liquefied natural gas (LNG) and liquefied petroleum gas (LPG) vessel maintenance and repair. This has contributed

Proprietary rig design spurs building orders

In early 2004, a new and proprietary rig design was launched which quickly established itself as the design of choice for various global customers.

By March 2005, SembCorp Marine had secured six contracts totalling more than S$1 billion for the construction of new rigs based on the Baker Marine Pacific Class 375 Deep Drilling Offshore Jack-Up Rig. Baker Marine is a unit of the Marine Engineering's rig building subsidiary PPL Shipyard.

This proprietary design enables the rig to operate in waters of up to 375 feet deep and to achieve in-ground drilling depths of 30,000 feet, and can accommodate up to 120 personnel. Rigs based on this design can drill high pressure and temperature wells, and withstand storms without the use of the specialised Rack Chock System. Each rig takes approximately two years to construct.

Noting that Baker Marine is already well-established in rig design globally, PPL Shipyard Managing Director Mr TK Ong said, "We are very confident of the capabilities of this Pacific Class 375 Jack-Up Rig, and firmly believe many more such rigs will be built."

If so, Singapore - which already accounts for more than 60% of the global rig building market - could see its leadership position as the world's most important jack-up rig construction and FPSO conversion centre further strengthened.


PACIFIC CLASS 375

Above The Baker Marine Pacific Class 375 Deep Drilling Offshore Jack-Up Rig is equipped to accommodate 120 men, and operate in depths up to 375 feet, drilling high-pressure and high-temperature wells of more than 25,000 feet.

to the growing significance of high-end repair and conversion business to SembMarine, distinguishing it from other players in the region. In October, SembMarine announced that it had won a long-term contract from the North West Shelf Venture (NWS) to provide ship dry-docking, refit and other marine services for their fleet of nine LNG ships. This was the first time a major LNG consortium had committed itself to a long-term maintenance and refit contract in Southeast Asia, and is viewed as a strong affirmation of the capabilities of Sembawang Shipyard and Jurong Shipyard in this highly specialized market.

SembMarine's dedication to high quality performance and safety has also contributed to the success of its shipyards in building long-term strategic alliances with regional-based clients, in spite of strong competition from regional shipyards. One example is Sembawang Shipyard's Favoured Customer Contract with Taiwan Maritime Transport (TMT), a major and fast expanding Taiwanese shipping company with a diversified fleet of more than 40 ships. The milestone contract, signed in March 2004, is the shipyard's first long term contract with a major Asian shipping company, and follows the successful delivery of major upgrading and life-extension works to TMT's 22-year old bulk carrier Integra Duckling.

More good years ahead

SembMarine's efforts to strengthen its global hubs and leverage on its complementary facilities in Singapore and globally are set to guide the company's future. In parallel, it is determined to continue consolidate its technology base with proprietary designs for both container vessels and rigs, and further develop strategic alliances with its customers.

"The global marine industry is showing good growth, and we are optimistic that we will continue to see steady growth in the coming years," said Mr Tan. "We are confident of our strategy, and believe SembMarine is positioned to capitalise on all opportunities we will encounter."

Plying the Integrated Waste Management Value Chain

SembCorp Environmental Management (SembEnviro), Asia's premier environmental services company, presently operates in 17 cities spanning 5 countries. Offering total integrated environmental management solutions including collection and post collection of waste, recycling and recovery, waste-to-energy, industrial and commercial cleaning and cleansing, environmental consultancy and technology, conversion technologies and industrial biological treatment, the company serves 1.6 million households, 40,000 commercial and industrial clients and some 5,450 healthcare establishments.

In line with its strategy, SembEnviro continually targets more attractive secondary markets. From Australia, to India to China, SembEnviro is steadily making in-roads and engaging itself in the integrated waste management value chain, teaming up with local players to provide total integrated waste management solutions customized for the various markets.

Stable income from municipal sector, complemented by the industrial and commercial sectors

In Singapore, Environmental Engineering is currently the largest player in municipal waste management, commanding 55% of the market, servicing 5 out of 9 geographical sectors, and serving close to 550,000 households locally. This provides a stable base for SembEnviro while the industrial and commercial business segment continue to grow to form a second stable income stream.

SembEnviro's Competitive Edge

In Singapore's competitive and liberalised municipal waste market, SembEnviro has proven that it has what it takes to take on established European players. Retaining the largest share of the market, it has remained the only home-grown player amongst local municipal operators[1]. SembEnviro President and CEO Ms Loh Wai Kiew quips, unfazed, "Competition is good for us all, and motivates us to drive ourselves further in terms of efficiency and our technological edge."

SembEnviro's efficiency gives reason for this confidence. It has re-engineered all operations under its Integrated Waste Information System (i-Wis), incorporating Global Positioning Satellite tracking of its fleet of over 300 vehicles. Real time updates can be obtained at any time, even remotely, via company PDAs. This enables SembEnviro to respond quickly to developments on the ground, swiftly redeploying its staff and vehicles if necessary. Cost-wise, these IT-based management and logistics systems have enabled the optimisation of SembEnviro's resources, and allowed it to cut reserve capacity from 40% to 4%.

In addition, SembEnviro continually develops in-house technology to keep it at the forefront of smart solutions for its customers. Examples include the *Enviro-EZ* – a chute bin collection system developed for HDB buildings[2] leveraging on mechanisation - and the *Singmatic Roll-on Suction Equipment*. The latter is a revolutionary pneumatic refuse collection system designed for large developments with high volumes of refuse, requiring the highest standards of hygiene and acute handling efficiency. The latest is the *Recyclables Intermediate Chute Storage System*, an innovation enabling round-the-clock recycling in high-rise buildings.

A third factor, which is also SembEnviro's greatest asset, is its human capital. A committed and productive workforce built through superior job re-design and continuous skills upgrading and training, SembEnviro's staff thrive on innovation and industry. Further adding to

1 As at December 31, 2004
2 Housing and Development Board (HDB) buildings serve as housing for 84% of Singapore's population, in the form of government-developed flats.


Shanghai SembEnviro
Reliance

Above SembCorp Environmental Engineering's new China joint venture will take over 17 corporatised waste collection companies operating throughout Shanghai.

SembEnviro's competitive advantage is its customer-centric approach and its commitment to provide added value to its clients. SembEnviro operates a call centre serving as a channel for feedback from consumers, customers and authorities. In addition, its supervisors on the ground are equipped with PDA mobile phones, to give instant feedback on quality management, grading of service providers and attendance monitoring.

"We are a stable and resilient business even during adverse economic years. With various markets abroad opening up for privatisation, our overseas footprint is also growing."

Ms Loh Wai Kiew, President and CEO of SembCorp Environmental Management

SembEnviro taking its trucks abroad

Not content to just be a leading local player, SembEnviro's trucks are also hitting roads abroad.

In February 2005, SembEnviro announced its intention to invest RMB 40 million (S$8 million) to take a 40 per cent stake in a new Shanghai-based joint venture, Shanghai Environment Environmental Engineering Waste Connections Ltd, with its partner, Shanghai Environment Investment. The new joint venture will take over 17 corporatised waste collection companies operating in various districts in Shanghai.

The hub of China's booming economy, Shanghai city generates over 16,000 tonnes of municipal solid waste per day. The liberalisation of its waste market, the first exercise of this scale in China, began in June 2004. SembEnviro intends to leverage on its successful corporatisation of SEMAC back home to launch its play as first-mover into this emerging market.

Summing up what her business is all about, Ms Loh says, "In a nutshell, we are a stable and resilient business even during adverse economic years. With various markets abroad opening up for privatisation, our overseas footprint is also growing as we take advantage of these new opportunities."

Innovating for the Future

Today, businesses that develop new products and services or significantly improve business practices are almost twice as likely to increase turnover than those that don't.

Not surprisingly, an important challenge facing SembCorp Industries is how it can bring to the market a stream of new and improved, value-added products and services that enable its businesses to achieve higher margins – and thus profits – to re-invest in its businesses.

SembCorp Industries' approach to this challenge has been to instil a group-wide culture that promotes innovation and creativity. This approach was inspired by the late SembCorp Industries Deputy Chairman and CEO Wong Kok Siew, who nurtured a corporate culture where staff are actively encouraged to come forward with ideas. Today, the success of this approach is clearly visible at its bi-annual IDEA Awards presentation. IDEA is the acronym for Innovate, Discover, Engineer and Achieve, and the awards highlight innovations as varied as they are impressive.

Taking the Pinnacle Award at the 2004 IDEA Awards was SembCorp Marine's Innovative Load-Out and Mating Process for Semi-submersible Rig Construction. This engineering feat dramatically cuts down risks involved in the construction of rigs, and increases both the time and cost efficiency of such projects. Per rig, this means shaving off up to three months of construction time, and man-hour savings of S$8 million.

Meanwhile, smaller innovations taking place within the group's other shipyards are not less important. Staff at Sembawang Shipyard designed a tool to reduce injuries arising from the use of penknives to strip cables during ship repair and conversion jobs. The tool, called *Cable Strip-T-Ease*, effectively eliminates such injuries and is now an important and standard tool used at all SembCorp shipyards. It was awarded the Grand Prize at the 2004 IDEA Awards.

In 2004, SembCorp Logistics also successfully developed and field tested a new platform that is set to deliver a boost to supply chain management for its global clients. Called the Total Asset Visibility (TAV) platform, it features a radio frequency-enabled intelligent system which can track item levels, location, movement and consumption rates in real time and over wide areas. This enables data to be synchronized with movement of goods, and its intelligent system modelling can control factors such as manufacturing levels.

While TAV was developed to meet the specific needs of a major Singapore customer, the system can be adapted to create virtual warehouses through radio frequency-enabled commercial communications and intelligent systems, thereby opening avenues for new business models for our customers.

2004 also saw SembCorp Industries leveraging on innovations to expand its traditional supply of resources. SembCorp Utilities UK's efforts in 2004 were directed at exploring the use of biomass – such as tallow (animal fat) and other forms of plant and animal material – to generate power at its centralised utilities centre at Teesside. The use of such renewable fuels reduces the dependency on traditional fuel resources such as oil and gas, and also eliminates the emission of unhealthy greenhouse gases into the atmosphere. SembCorp Utilities UK received in March 2005 approval to construct a £60 million wood-burning power station, which will be able to generate 30 megawatt of power. This pioneering biomass project is expected to be operational by mid-2007.

But perhaps one of the more easily identifiable examples of how a company can use technological innovations to reinvent itself is SembCorp Environmental Management (SembEnviro). Traditionally regarded as a unsanitary and labour intensive business, waste management at





Top The Enviro-EZ system is a mechanised chute bin collection system developed for HDB buildings.
Bottom A researcher at SembCorp Utilities' R&D Laboratory focuses on developing new bioreactor configurations.

SembEnviro today relies on state-of-the-art technology to optimise the management of its entire fleet of vehicles and personnel, and to improve the efficiency and environmental impact of its operations.

One example is the SembEnviro's *Singmatic Roll-on Suction Equipment (ROSE)* system, a locally-developed mobile pneumatic waste collection system. With the greater emphasis on hygiene and aesthetics today, property developers are increasingly relying on high-end pneumatic waste conveyance systems, which use conveyance pipes to transport refuse from the various households and buildings. Refuse is channelled to the ROSE, which acts as a central collection station and can subsequently be loaded onto trucks for the waste to be brought to waste processing facilities.

"SembCorp Industries' approach to this challenge of developing new value-added products and services has been to instil a group-wide culture that promotes innovation and creativity."

At SembCorp Engineers and Constructors, one idea that has resulted in substantial time and financial savings was to assemble the rooms used to house lift mechanisms in apartment blocks onsite, using wall panels. Traditionally, such rooms were fully prefabricated using expensive and easily damaged moulds. The new method shaves up to S$200,000 for each housing development contract. Said Mr Ong Ting Guan, the civil engineer responsible for the suggestion, "I just thought this would be a better way to do things."

Without doubt, Mr Ong – and others like him – have made significant contributions to their areas of work. But perhaps more importantly, they have succeeded in fuelling the culture of innovation that already permeates the SembCorp Group, enabling the Group to position itself competitively for the future.



Riding on the global upturn of the chemical industry, SembCorp Utilities is set to expand its facilities and services to new and existing multinational clients on Jurong Island.

Our goal is to shape a sustainable future for the SembCorp Group, our stakeholders, and the communities in which we operate. We strive to ensure the robustness of processes that build and protect the value of our operations. At the same time, we are guided by a firm commitment to corporate social responsibility.

In this section

- Corporate Governance
- Corporate Social Responsibility
- Enterprise Risk Management
- Financial Management
- Investor Relations
- Human Resources

Sustainability

SembCorp Industries' corporate governance principles are built on our core values of integrity and commitment. They reflect our strong belief in protecting and enhancing shareholder value in a sustainable way. We firmly believe that the professionalism, integrity and commitment of our Board Members and employees, supported by a sound system of policies, practices and internal controls are the cornerstones that will enable us to preserve long-term value and returns for our shareholders.

This report outlines SembCorp Industries' corporate governance processes and activities for the financial year.

Board of Directors

Effective Board to Lead and Effect Controls

The key responsibilities of the Board include:

- Providing entrepreneurial leadership and strategic directions to the Group, including approvals for major investments, divestments, restructurings, material contracts and matters of significance;
- Overseeing the businesses and affairs of the Group and monitoring the performance of Management against pre-agreed targets;
- Assuming full responsibility for the corporate governance framework of the Group and providing oversight in the proper conduct of the Group's businesses; and
- Being responsible to shareholders for the performance of the Group and ensuring adequate returns to shareholders.

The Board schedules four meetings a year to review and discuss reports by Management on the performance of the Group, its plans and prospects. Additional Board Meetings are also held to deal with ad-hoc matters of significance as well as immediate issues facing the Group. A total of nine Board Meetings were held in the year and we achieved an average of 67% Board attendance in the year.

The Board has adopted a set of internal controls which sets out approval limits for capital expenditure, investments and divestments, bank borrowings and cheque signatories arrangements at the Board level. Approval sub-limits are also provided at Management level to facilitate operational efficiency.

To give effect to the efficient discharge of its responsibilities and to provide independent oversight of Management, the Board has established a number of Board Committees, including an Executive Committee, Audit Committee, Executive Resources & Compensation Committee, Nominating Committee, Budget Committee and Risk Committee. These key committees are primarily made up of independent or non-executive directors. Other ad-hoc committees can be formed from time to time to look into specific areas as and when the need arises.

Membership in the different committees is carefully managed to ensure that there is equitable distribution of responsibilities among Board Members, to maximise the effectiveness of the Board and foster active participation and contribution. Diversity of experiences and appropriate skills are also considered. There is a need also to ensure that there are appropriate checks and balances between the different committees. Hence, membership of the Budget and Executive Committees, with their greater involvement in key business and executive decisions, and the membership of the Audit and Risk Committees with their respective oversight roles, is mutually exclusive.

Strong and Independent Board Exercising Objective Judgment

The Board comprises 11 directors, 10 of whom are non-executive directors. The Board's Chairman is Mr Peter Seah Lim Huat. Mr Wong Kok Siew remained the sole executive director, as the Board's Deputy Chairman and the Chief Executive Officer (CEO) of the Company, until his demise in February 2005.

Membership of the Board is diverse, comprising business leaders, current or retired CEOs, professionals with financial backgrounds, a practising lawyer and members of the public sector. Profiles of the Directors are found on pages 16-17 of this Annual Report. The Board is favourably

The Board Members for 2004 were:

Name of Director	Position held on the Board	Date of first appointment to the Board	Date of last re-election as Director	Nature of Appointment
Peter Seah Lim Huat	Chairman	29 July 1998	31 May 2002	Non-executive/ Non-Independent
Wong Kok Siew *(deceased on 16 February, 2005)*	Deputy Chairman	23 June 1998	26 May 2003	Executive/ Non-Independent
Lua Cheng Eng	Director	29 July 1998	26 May 2003	Non-executive/ Independent
K Shanmugam	Director	29 July 1998	30 April 2004	Non-executive/ Independent
Tetsuro Kawakami	Director	30 March 1999	30 April 2004	Non-executive/ Independent
Goh Geok Ling	Director	3 May 2000	30 April 2004	Non-executive/ Independent
Richard Hale OBE	Director	1 Sept 2000	30 April 2004	Non-executive/ Independent
Yong Ying-I	Director	26 May 2003	30 April 2004	Non-executive/ Independent
Vichit Suraphongchai	Director	21 July 2003	30 April 2004	Non-executive/ Independent
Colin Au Fook Yew	Director	30 April 2004	N/A	Non-executive/ Non-Independent
Evert Henkes	Director	30 April 2004	N/A	Non-executive/ Independent

composed of a majority of non-executive directors, independent of management and independent in terms of character and judgment. This enables the Management to benefit from an external and objective perspective on issues that are brought before the Board.

The Board considers non-executive Director, Mr K Shanmugam, an independent non-executive director, although he has a relationship with the Company by virtue of his position as a senior partner of Allen & Gledhill rendering professional services to the Company. Notwithstanding this relationship, the Board assesses him as an independent director due to his manifest ability to exercise strong independent judgment in his deliberations in the interests of the Company.

Formal Appointment and Re-election of Directors

SembCorp Industries believes that all directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The CEO, while also a Board Member, is also subject to retirement and re-election by shareholders as part of board renewal. The nomination and election of Board Members is the prerogative and proper right of all shareholders and the Board ensures the planned and progressive refreshing of its members.

The Company's Articles of Association require one-third of Directors to retire and subject themselves to re-election by shareholders at every Annual General Meeting (AGM) ("one-third rotation rule"). In other words, no Director stays in office for more than three years without being re-elected by shareholders.

In addition, a newly-appointed Director will submit himself for retirement and election at the AGM immediately following his appointment. Thereafter, he is subject to the "one-third rotation rule".

The Board does not believe it is possible to compile a list of criteria which are appropriate to characterise, in all circumstances, whether a non-executive director is independent. It is the approach and attitude of each non-executive director which is critical. The Board aims for diversity of knowledge and experience among its members in relation to the various businesses of the Group and the international nature of the Group. The Board through the delegation of its authority to the Nominating Committee, has used its best efforts to ensure that Directors appointed to the Board possess the background, experience and knowledge of technology, business, finance and management skills critical to the Company's businesses and that each Director with his special contribution brings to the Board an independent and objective perspective to enable balanced and well-considered decisions to be made.

The boards of companies within the SembCorp Group are periodically renewed to ensure strong and sound leadership at the board level to enable a refreshing of talent as well as encourage dynamics of an independent and balanced board composition.

Clear Division of Responsibilities at the Top

There is a clear separation of the roles and responsibilities between the Chairman and the CEO of the Company. The Chairman Mr Peter Seah Lim Huat, and the late CEO, Mr Wong Kok Siew were not related to each other.

The Chairman, who is non-executive, is responsible for the leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. He acts independently in the best interests of the Company and shareholders. Meanwhile, the CEO is charged with the executive responsibility of the running of the Company's business. The Chairman facilitates the contribution of non-executive directors in particular and ensures constructive relations between executive and non-executive directors. He also ensures that the members of the Board work together with the Management in constructive debate on various matters, including strategic and operational issues.

Board Performance and Conduct of its Affairs

Active Participation and Valuable Contributions are Key to Overall Effectiveness of the Board

To ensure that our Directors are well-equipped and trained, Directors' training needs are addressed by Management. Newly-appointed Directors are given briefings by the Management, and facility visits to Strategic Business Units' (SBU) premises are arranged to enable Directors to acquire an understanding of the Company and the business activities of the Group and its strategic directions. Two in-depth orientation programmes and facility visits were conducted on May 11 and August 12, 2004 for Directors to familiarise them with the Company's core businesses and strategic plans and objectives.

Changes to regulations and accounting standards are monitored closely by Management. To keep pace with regulatory changes, where these changes have an important bearing on the Company's or Directors' disclosure obligations, Directors are briefed either during Board meetings, or at specially-convened sessions, including at trainings and seminars conducted by external professionals. Two of the Company's independent Directors attended the Corporate Governance Dialogues and New Director's Orientation Dialogue organised by the Conference Board Global Corporate Governance Research Center in New York on June 15 and 16, 2004. The programme provided the Directors with a comprehensive overview of the global corporate governance practices.

Where necessary, further external advice and consultations are made available to Directors to ensure that full information and advice are available before important decisions are made by the Board. All the issues are actively debated by the Board and properly recorded.

Informal reviews of the Board's performance are undertaken on a continual basis by the Nominating Committee with inputs from the other Board Members and the CEO. The Board is constantly renewed to ensure strong, independent and sound leadership for the continued success of the business and the Company.

Full Access to Information and Resources
Directors have Complete, Adequate and Timely Information and Resources

Management provides adequate and timely information to the Board on board affairs and business issues that require the Board's decision as well as on-going reports relating to operational and financial performance of the Group. Where a physical Board Meeting is not possible, timely communication with members of the Board is effected through electronic means which include electronic mail, teleconferencing and videoconferencing. Alternatively, Management will arrange to personally meet and brief each Director before seeking the Board's approval.

The Board has separate and independent access to the CEO, members of Senior Management and the Group Company Secretary at all times. The Board also has access to independent professional advice where appropriate.

Likewise, the Audit Committee must also meet the external and internal auditors separately at least once a year, without the presence of the CEO and other Senior Management members, in order to have free and unfiltered access to information that it may require. The Group Company Secretary assists the Chairman with the preparation of meeting agendas and attends and prepares minutes of Board proceedings, ensuring good information flows within the Board and its Committees. She assists the Board on the compliance by the Company with its Memorandum and Articles of Association, laws and regulations, including requirements of the Companies Act, Securities Futures Act and the Singapore Exchange Securities Trading Limited (SGX-ST). She is also the primary channel of communication between the Company and the SGX-ST, the Accounting and Corporate Regulatory Authority and shareholders. The Group Company Secretary actively assists the Board to upkeep and implement corporate governance best practices across the Group.

Board Committees

The Company has six Board Committees:

a) Executive Committee;
b) Audit Committee;
c) Budget Committee;
d) Executive Resource & Compensation Committee;
e) Nominating Committee; and
f) Risk Committee

The Executive Committee (ExCo)

The ExCo provides overall strategic direction to Management and approves policies and detailed strategies for the Group. It reviews and approves major investments recommended by Management and recommends larger investments to the Board in accordance with the internal financial authority limits stipulated by the Board. The Committee also reviews and monitors the financial performance and progress of the Group.

The ExCo is chaired by Mr Peter Seah Lim Huat and its members are Mr Wong Kok Siew (deceased on February 16, 2005) and Mr Goh Geok Ling. It generally met once a month with full attendance of the Committee Members.

The Audit Committee (AC)

The AC comprises three independent directors: Mr Lua Cheng Eng as Chairman, Mr K Shanmugam and Mr Richard Hale OBE as members. During the year under review, the AC held six meetings. Members of the AC participated actively at meetings either by attendance or through teleconferencing.

The main responsibility of the AC is to review with the External Auditors, Internal Auditors and Management, the Company's policies and control procedures, interested person transactions, as well as any matters or issues that affect the performance of the Group. The AC reviews the quarterly, half-yearly and annual results announcements as well as the financial statements of the Group and Company before they are submitted to the Board for approval. The Committee also recommends the appointment of the Company's External Auditors.

The AC meets with the External and Internal Auditors, without the presence of Management, at least once a year to review the cooperation and assistance given by Management to them.

The AC has reviewed the non-audit services provided by the External Auditors to the Group, excluding its listed subsidiaries, SembCorp Logistics and SembCorp Marine, who have their respective audit committees. The AC is satisfied that the provision of the non-audit services by the External Auditors did not impair their independence as External Auditors.

The Executive Resource & Compensation Committee (ERCC)

The ERCC is chaired by Mr Peter Seah Lim Huat and its members are Mr Goh Geok Ling and Mr K Shanmugam. The ERCC oversees executive compensation and development with the aim of building capable and committed Senior Management through focused management and progressive policies which can attract, motivate and retain talented executives to meet the current and future needs of the Company.

The ERCC reviews and approves remuneration and promotion of key executives as well as to decide on issues pertaining to their development and succession. The ERCC also establishes guidelines on share options and other long-term incentive plans and approves the grant of such incentives to key executives. The underlying philosophy is to motivate executives to maximise operating and financial performance and shareholder value.

The ERCC conducts, on an annual basis, a succession planning review of the CEO, all his direct reports, and selected key positions in the Company. Potential internal and external candidates for succession are reviewed for different time horizons of immediate, medium-term and longer-term needs.

The ERCC reviews the remuneration of its non-executive directors, executive director and senior executives, as well as major human resource management and compensation policies and practices for the rest of the Group.

While the Chairman of the ERCC is not regarded as independent within the context of the definition of "independence" in SGX-ST's Code of Corporate Governance, he is a non-executive director independent of Management with a clear separation of his role from Management in deliberations of the ERCC. The ERCC has access to expert professional advice on human resource matters whenever there is a need to consult externally. In its deliberations, the ERCC takes into consideration industry practices and norms in compensation. The CEO is not present during the discussions relating to his own compensation, terms and conditions of service, and the review of his performance.

The ERCC held three meetings in the year and achieved an average of 89% attendance.

Nominating Committee (NC)

The NC is chaired by Mr Peter Seah Lim Huat and its members are Mr Goh Geok Ling and Mr K Shanmugam.

The primary purpose of the NC is to support and advise the Company, its major subsidiaries and, where applicable, associated companies by nominating suitable candidates who are best able to discharge their responsibilities as directors having regard to the law and the high standards



of governance practised by the Group and evaluating the balance of skills, knowledge and experience of these boards. Appointments to these boards are made on merit, and against objective criteria. The NC takes care to ensure that appointees have enough time available to devote to their directorship roles.

Budget Committee (BC)

The BC comprises Ms Yong Ying-I as Chairman, and Mr Wong Kok Siew (deceased on February 16, 2005) and Dr Vichit Suraphongchai as members.

The BC implemented a planning cycle focusing on different initiatives in each quarter. Activities involved the quarterly and half-yearly review of financial results in relation to the budget, strategic initiatives and a five-year outlook of each main subsidiary, as well as the annual budget plans and initiatives.

Risk Committee (RC)

The RC comprises three members, namely Mr Lua Cheng Eng as the Chairman, and Mr Richard Hale OBE and Mr K Shanmugam as members.

The primary role and function of the RC is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

- The adequacy and effectiveness of the risk; management plans, systems, processes and procedures of the Group;
- Group-wide risk policies, guidelines and limits; and
- The risk portfolio and risk levels including the treatment of identified risks.

The RC held five meetings in the year and all members of the RC participated actively at all the meetings either by attendances or through teleconferencing.

Senior Management Committee

During the year, the Company's late Deputy Chairman and CEO Mr Wong Kok Siew chaired monthly Management Committee meetings comprising all the CEOs and Senior Management executives in the Group. At these meetings, the operating and financial performance of each of the businesses were reviewed and direction given to the relevant management for follow-up action. Such forums provided discussive platforms to gather feedback and

Board Composition and Committees

Board Members	Executive Committee	Audit Committee	Executive Resource & Compensation Committee	Nominating Committee	Budget Committee	Risk Committee
Peter Seah Lim Huat	Chairman		Chairman	Chairman		
Wong Kok Siew (deceased)	Member				Member	
Lua Cheng Eng		Chairman				Chairman
K Shanmugam		Member	Member	Member		Member
Tetsuro Kawakami						
Goh Geok Ling	Member		Member	Member		
Richard Hale OBE		Member				Member
Yong Ying-I					Chairman	
Vichit Suraphongchai					Member	
Colin Au Fook Yew						
Evert Henkes						

discuss market trends, specific developments in the competitive landscape affecting the Group's businesses, including areas of synergies and collaborations and dissemination of new policy matters.

The respective functional Divisional Heads in the Company also chair regular discussion forums for their respective key functional staff across the Group. Such discussion groups aim at ensuring consistency of policies and sharing of developments in the relevant areas of discipline across the Group. Examples include the Chief Financial Officers Forum chaired by the Group Chief Financial Officer, the Group Legal Counsel Forum chaired by the General Counsel, the Group Human Resource Forum by chaired the Director, Group Human Resource and the Chief Risk Officers Forum chaired by the Group Chief Risk Officer.

Communication with Shareholders

Regular, Effective and Equal Treatment of Shareholders

We believe that our shareholders must be given a fair and accurate view on the affairs of our Company on an ongoing basis. They are entitled to timely and complete information on financial data and material developments, as well as an understanding of our business directions and prospects.

All SembCorp Industries' price-sensitive information is disseminated publicly so as to be available to all shareholders at the same time and not on a selective basis. Financial and other performance data is given for the Group as well by business unit or division where appropriate. This allows our shareholders better insight into the earnings drivers within SembCorp Industries.

During the release of earnings results, the press release on the results announcement is first released by SGXNET onto the SGX website. Thereafter a briefing or teleconference by Management is held jointly for the media and analysts. All materials used at the briefing, including the presentation slides, are made available on SGXNET as well as the Company website www.sembcorp.com.sg.

Following any release of earnings or price-sensitive developments, our Investor Relations staff are available by e-mail or telephone to answer questions from shareholders and the media as long as the information requested does not conflict with the SGX's rules of fair disclosure.

Greater Shareholder Participation at General Meetings

The Company recognises that good corporate governance requires active participation of shareholders in the decision-making at the General Meeting of Shareholders. We encourage shareholder participation at General Meetings. Information on meetings of shareholders are made through notices published in the newspaper and reports or circulars sent to all shareholders. If any shareholder is unable to attend, he is allowed to appoint up to two proxies to vote on his behalf at the meeting through proxy forms sent in advance.

The Chairman, CEO, as well as the chairman of the AC are also present together with the Group Chief Financial Officer, the Group Company Secretary and our External Auditors to answer questions raised by shareholders. Minutes of shareholder meetings are available on request by registered shareholders.

For further details on SembCorp Industries' communications with its shareholders, see the "Investor Relations" section of the Annual Report.

Dealings in Securities

The Company has adopted a Code of Compliance on Dealing in Securities, which prohibit dealings in the Company's securities by its officers during the period commencing two weeks prior to the announcement of the Company's quarterly results. Directors and executives are also expected to observe insider trading laws at all times even when dealing in securities within the permitted trading period.

Interested person transactions

Shareholders have adopted a Shareholders' Mandate (Mandate) in respect of interested person transactions of the Company. The Mandate sets out the levels and procedures to obtain approval for such transactions. Information regarding the Mandate are available on the Company's website, www.sembcorp.com.sg. All SBUs are required to be familiar with the Mandate and report any such transactions to the Company's Group Finance department (GF). GF keeps a register of the Company's interested person transactions to capture all interested person transactions to fullfill reporting requirements as stipulated by Chapter 9 of the SGX Listing Manual. Information on interested person transactions for 2004 is found in page 254.

Independent Internal Audit

Independent Internal Audit Function

The internal audit function of the Group is provided by the Group Internal Audit department (GIA). GIA adopts a risk-based methodology in defining its annual internal audit plan. The plan is reviewed and approved by the Audit Committee. The internal audits performed are aimed at assisting the Board and Management in the discharge of their corporate governance responsibilities, as well as to improve and promote effective and efficient business processes within the Group.

To ensure that the internal audits are performed by competent professionals, GIA employs qualified staff. In order that their technical knowledge remains current and relevant, GIA identifies and provides training and development opportunities to the staff.

GIA directly reports to the AC Chairman on audit matters and administratively to the CEO.

Effective Internal Control and Risk Management

The Board and Management of the Company are fully committed towards establishing a robust system of internal controls and risk management. A Board Risk Committee oversees the effectiveness of Enterprise Risk Management (ERM) systems and practices for the Group and the Deputy Chairman & CEO provides leadership and direction for the Group's ERM initiatives.

Supported by the Group Risk Management department, a Senior Management level Risk Review Committee at the Company initiates the review of the Group-wide risk profiles, risk management policies and practices to create a strong risk management culture.

Across the Group, Chief Risk Officers have been appointed to assist their SBUs' Presidents & CEOs to plan and monitor the implementation of the risk management infrastructure, systems and processes in the respective SBUs. Aligned to the goal of having a good risk management strategy as an integral part of the business, the SBUs are committed to, and responsible for, the following:

- The setting up of their SBU's board risk committee (or equivalent);
- Securing SBU leadership support behind all risk management initiatives, including measures for risk management performance;
- Committing adequate and effective resources towards risk management as well as raising the level of training and awareness across the SBU;
- Establishing a system of check and balance, including external party reviews, where necessary;
- Ensuring compliance with the Company's and SBU's established risk management policies, procedures and guidelines; and
- Regular review of the effectiveness of SBU's material internal controls, including financial, operational, compliance controls and risk management, by the External and Internal Auditors.

Corporate Governance Activities

On September 10, 2004, SembCorp Industries' Group Legal Operations hosted its first ever in-house Corporate Governance Roundtable. The Roundtable examined the recent developments of corporate governance in Singapore companies, particularly among the Temasek-Linked Companies (TLCs). The focus of the Roundtable was to heighten alertness and awareness of the Group's corporate governance drive and receive feedback on how to raise its standards.

Two eminent speakers addressed the Roundtable - Mr Jamie Allen, founding Secretary of the Asian Corporate Governance Association, and Dr Mak Yuen Teen, Co-Director of the Corporate Governance Financial Reporting Centre, NUS Business School. Two other renowned professionals in the corporate governance circle, Ms Kala Anandarajah, partner of Singapore law firm Rajah & Tann, and Mr Sudeep Roy from AIG Southeast Asia, SembCorp Industries' primary D&O underwriter, were also invited as panelists for the Roundtable discussion.

Participants from the Group and other TLCs not only received insight into the ratings of Singapore companies as compared with other Asian companies but also benefited from the lively discussion on corporate governance practices among the 45 largest listed companies in Singapore.

Competitive Remuneration System

Remuneration of Directors Adequate and Not Excessive Competitive Reward System to Ensure Highest Performance and Retention of Best Talents and Key Executives

The CEO, as executive director, does not receive director's fees. He is a lead member of Management. His compensation consists of his salary, allowances, bonuses, restricted stocks, performance share awards conditional upon his meeting certain performance targets (details are available on page 163 of the Annual Report) and share options. Details on share options granted and its fair value are available on page 160 of the Annual Report, respectively.

Non-executive Directors have remuneration packages which consist of a director's fee component pursuant to the Company's Directors' Fee Policy, an attendance fee component and a share options component pursuant to the Company's Employee Share Option Plan. The Directors' Fee Policy is based on a scale of fees divided into basic retainer fees as director and additional fees for attendance and service on board committees (details are available on page 252 of the Annual Report). Details on share options granted and their fair value are available on page 160 of the Annual Report, respectively.

The basis of allocation of the number of share options takes into account a Director's contributions and additional responsibilities at board committees. The report on Directors' Remuneration is found on page 252 of the Annual Report. We believe that our Directors are adequately compensated in line with market norms.

The Directors' fees for 2004 is S$635,166 (S$675,321 in 2003) and is derived using the following rates:

Type of appointment	The Company
	S$
i) Board of Directors	
– Basic fee	25,000
– Chairman's allowance	35,000
– Vice Chairman's allowance	20,000
ii) Executive Committee	
– Chairman's allowance	30,000
– Member's allowance	25,000
iii) Audit Committee	
– Chairman's allowance	30,000
– Member's allowance	20,000
iv) Risk Committee	
- Chairman's allowance	25,000
- Member's allowance	10,000
v) Executive Resource & Compensation Committee / Nominating Committee	
- Chairman's allowance	25,000
- Member's allowance	10,000
vi) Budget Committee	
- Chairman's allowance	25,000
- Member's allowance	10,000

Notes:
Mr Wong Kok Siew (deceased on February 16, 2005), as an executive director, did not receive director's fees. Ms Yong Ying-I, as a public sector nominee, receives a reduced allowance of S$10,000 for her chairmanship of the Budget Committee.

Key Executives are rewarded based on actual performance achieved relative to the pre-agreed performance targets which include financial and non-financial performance indicators. We believe that the current reward systems in the Group are in line with market norms formulated to motivate executives to give their best to the company.

Rewards include both short-term and long-term share-based awards which will further ensure the retention of the best talents and high performing executives in the Group.

The Company adopts an incentive compensation plan which is to tied to the creation of Economic Value Added (EVA), as well as to attainment of individual performance goals for its key executives. Individual incentive compensation is linked to the EVA created by the Group and its subsidiaries.

A "bonus bank" is used to hold incentive compensation credited in any year. Typically, one-third of the available balance is paid out in cash each year, with the balance being carried forward to the following year. Such carried-forward balances of the bonus bank may either be reduced or increased in future, based on the yearly EVA performance of the Group and its subsidiaries.

The Board has decided not to prepare a separate Remuneration Report as most of the information is found in the Directors' Report.

Rather than set out the names of the top key executives who are not also Directors of the Company, we have shown the number of key employees in remuneration bands of S$250,000 from S$100,000 onwards, of the five key businesses' CEOs, the CEO of Singapore Precision Industries, the Executive Chairman, SembCorp Parks Holdings, and the Group Chief Financial Officer. This should give a macro perspective of the remuneration profile in the Group, while maintaining the confidentiality of staff remuneration matters.

Remuneration Band for Key Executives

Remuneration Band (S$)	No. of employees
1,750,000 and above	1
1,500,000 to 1,749,999	1
1,250,000 to 1,499,999	–
1,000,000 to 1,249,999	1
750,000 to 999,999	1
500,000 to 749,999	4
250,000 to 499,999	–
100,000 to 249,999	–



SembCorp
Power & Gas




The team from Woodlands Wellington Football Club focuses on putting their best foot forward with the backing of main sponsors, SembCorp Power and SembCorp Gas.

This 2004 Corporate Social Responsibility (CSR) Report is SembCorp Industries' third environmental and citizenship report. This year, we have made efforts to provide more detailed disclosure on a range of environmental and community issues. We recognise that the information provided is not yet comprehensive. However, this Report constitutes one of a series of measures towards our ultimate aim: triple bottom line reporting of the full range of environmental, social, and economic issues.

OUR COMMITMENT

SembCorp Industries recognises that to be a truly successful company, we must have a strong commitment to improving the world around us, and must behave as a responsible corporate citizen. This commitment directly influences the way we conduct our businesses and how we interact with the world at large. We aim to protect the environment, the health and safety of our employees and customers, and the communities in which we operate.

Above all, we strive to inculcate a culture that recognizes the importance of health, safety and the environment at every level.

Despite the business challenges of the last year, we have been careful not to neglect this commitment. Implementation of the international ISO 14001 standard and other Environment, Health, and Safety (EHS) management systems continued throughout 2004. The Group also launched many excellent environmental and community initiatives, such as the use of renewable fuel at our power station in the UK, and educational support to underprivileged children in Singapore. We intend to build on these efforts in the coming year.

We are also proud of SembCorp employees who give their time, money, and care to community development initiatives, or work to ensure a safe and healthy workplace. We strive to support our employees as they pursue these initiatives.

SembCorp Industries
Environment, Health, and Safety Statement

SembCorp Industries strives to be a leader - setting standards for the industry. We are committed to responsibly serving our community and safeguarding the environment. We aim to conduct all business operations in a manner that ensures the health and safety of our customers, employees, the communities in which we operate, and our ecological system.

Understanding the importance of health, safety and the environment, we will:

- Assist the community by offering products, services and solutions that will better conserve and protect our environment
- Encourage conservation and recycling in an effort to increase participation in recycling and promote environmental awareness among our staff and community
- Ensure safe operations while minimising impacts on the environment and the communities in which we operate

As part of our ongoing efforts to improve our operations in a responsible and environmentally sustainable manner, we will also:

- Comply with existing environmental health and safety laws and legislation in all our operations
- Continue research, development and employee training and education in order to conduct business in a responsible manner
- Conduct careful review of all procedures to improve performance and quality, with constant consideration of environmental factors

Incidentally, with the expansion of our environmental businesses over the last few years, the SembCorp Group has become one of the largest environmental service providers in Asia. These businesses, which currently generate revenues in excess of S$360 million, directly improve the environment, sanitation and public health in the region.

While we have made significant progress over the last few years, our journey on the road towards corporate citizenship is far from over. We look forward to working together with all of our stakeholders, in 2005 and beyond, in order to achieve ever greater levels of environmental and community excellence.

OUR APPROACH

Our approach to integrating environmental and social considerations into our business comprises three main thrusts. First, we actively manage our operations to continually improve our performance and reduce risk. Second, we invest in environmental businesses around Asia. Third, through working with partners who pay heed to environmental concerns, we are able to influence the environmental, health, and safety performance of our suppliers and products.

Proactive management of environmental performance

Group-Wide Management

At a Group level, a SembCorp Industries Board Director is responsible for overseeing our overall environmental and corporate citizenship efforts.

Meanwhile, the SembCorp Industries Environmental Committee, chaired by the President of one of our business units and comprising representatives from all business units, continues to work towards ensuring best practice, compliance, innovation, and environmental responsibility throughout the Group. Cross-functional committees are also used for a similar purpose within our business units, for example SembCorp Utilities (SembUtilities) and The Singapore Mint.

Management Systems in Place: ISO 14001 and Beyond

At an operational level, each business unit is responsible for managing its own environmental issues and initiatives. ISO 14001, the recognised international environmental management standard, has been widely implemented throughout our businesses. In this, our operations have accomplished several regional firsts: The Singapore Mint was the first mint in Asia to be ISO 14001 certified, and SembCorp Marine (SembMarine)'s Sembawang Shipyard was the first shipyard in Southeast Asia to be ISO 14001 certified. We intend to increase our use of ISO 14001 through 2005 and beyond.

(Please refer to the list of our business units certified to ISO 14001 on page 114.)

ISO 14001 is, however, only one of the methods we use. Our business units have implemented their own approaches, often specific to their industry, to optimise EHS performance.

One example is the adoption of the Det Norske Veritas' International Safety Rating System (ISRS) by Sembawang Shipyard. ISRS is an internationally recognised, systematic method of managing loss control. In 2004, we achieved a rating of nine, out of a possible ten, thanks to continual improvement of our operations since our first audit in 1993.

As a sampler of other measures used by the Group's operating units, further key management approaches adopted by Sembawang Shipyard include a Behaviour-based Safety Program (BbS), a Safety, Health and Environment Code of Conduct backed by fines for violations by workers and contractors, and as a full-time EHS Officer and daily EHS meetings for every ship under repair. In addition, the shipyard employs a red card/ yellow card system for EHS violations, regular environmental audits and formal procedures to control and improve environmental impacts.

Business Units Certified to ISO14001

SembCorp Engineers and Constructors	SembCorp Logistics	SembCorp Environmental Management	SembCorp Utilities	SembCorp Marine	Other Business Units
SembCorp Engineers and Constructors	Singapore Offshore Petroleum Services	SembCorp Environmental Management	SUT Sakra	Sembawang Shipyard	Batamindo Industrial Park managed by SembCorp Parks Management
Construction Technology	ST-Airport Services	SembWaste (Municipal)	SembCorp Gas		The Singapore Mint
Reliance Contractors	Oil-Tex (Thailand) Company	SembWaste Cleantech	SMOE		
SembCorp (Tianjin) Construction Engineering		SembVisy Recycling			
SembCorp Simon-Carves		SembEnviro Alex Fraser			
ST Architects and Engineers		SembSITA			
		SembEnviro Tay Paper			
		SembWaste (Industrial)			
		SembVISY Recycling MRF			

Targets, incentives, and indicators

Quantitative performance targets and monitoring of results have been integrated into our management systems to further drive improvement. For example, SembCorp Logistics' (SembLog) subsidiaries ST-Airport Services and Singapore Offshore Petroleum Services have set very clear environment, health, and safety goals. These are translated into Key Performance Indicators (KPIs) and targets for the number of accidents, injuries, spillages, and even "near miss" incidents.

To further drive our staff's commitment, some business units have sought to link the performance review of employees to the results of environment-related indicators. SembCorp Engineers and Constructors (SembE&C), for example, adopts a balance scorecard system, which assesses environment, health and safety metrics, to track and evaluate the performance of senior managers.

Making the environment our business

SembCorp Industries' environmental business lines

SembCorp Industries views environmental management issues as opportunities for business, not just as risks to be managed. In total, the Group's revenue from environmental activities exceeded S$360 million in 2004. More than 3,600 people are employed by our environmental businesses. These figures make the SembCorp one of the largest environmental service providers in Asia.

Over the last five years, we have made strategic investments in a number of environmental businesses. We now build wastewater treatment facilities, collect and treat solid waste, provide environmental consultancy, and recycle a wide range of waste materials. These businesses directly benefit the local and global environment, conserve resources, and enhance public health where we operate.

A prominent example of this in Singapore was SembE&C's construction of the new extension treatment works for an Immersed Microfiltration Membrane Plant for the Public Utilities Board. The 273,000m³/ day plant, one of the word's largest, recovers water that would otherwise have gone to waste under the Singapore government's plans for a sustainable water supply (NEWater initiative).

Environment-related investments in 2004

SembCorp Industries continued to grow its environmental businesses throughout 2004, including:

- A S$9 million investment in India's leading medical waste management company, including upgrading facilities and extending modern medical waste management to more hospitals;
- A S$17 million investment for the development and long term operation of a 12,500m³/ day wastewater treatment facility in the Nanjing Chemical Industrial Park, China;
- A S$34 million contract for the design and construction of three 6,000m³ egg-shaped anaerobic sludge digesters for Jurong Sewage Treatment Works, Singapore.

Our commitment to the environment dovetails with our confidence in the strong growth potential of the environmental management industry in Asia, particularly as environmental awareness grows in the region.

Enhancing partnerships and products

SembCorp Industries has worked steadily over the last 10 years to internally refine, contain and manage the environmental impact of our core business operations. Moving beyond this, we have now begun working more closely with suppliers and customers to put in place good practice, and in parallel have begun evaluating how our core products and services can be made more environmentally sound.

Working with our business partners for environmentally safe processes

Sembawang Shipyard's "contractor of the month" award is an innovative example of how we encourage our contractors to better the safety of their processes and work environments. The EHS performance of the contractor is the main criteria for selection for the award, and half of the cash prize of S$10,000 must be used by the contractor to purchase personal protective equipment for its workers.

Meanwhile, ST-Airport Services gives preference to suppliers with ISO 14001 certification, while SembE&C will, from 2005, require its core suppliers to have ISO 14001.

We have also been working more closely with major customers. For instance, at Sembawang Shipyard, our alliance partners and major customers audit us regularly

SembCorp Industries' Environmental Business Lines

Business	Activities	Countries of operation
SembCorp Environmental Management	Operation of waste collection, recovery, and sorting systems, medical waste incineration, paper recycling, construction waste recovery, waste to energy, biological waste treatment	Singapore, Australia, China, India, Malaysia
SembCorp Engineers and Constructors – Environmental Division	Design and construction of wastewater collection and treatment systems, building of waste management facilities	Singapore
SembCorp Utilities – SUT Sakra, SUT Seraya	Treatment of hazardous industrial waste, treatment and recycling of industrial wastewater	Singapore, China
SembCorp Marine – JPL Industries	Recycling of copper slag from shipyard grit-blasting	Singapore

for our environmental practices and performance, while teams working on repair projects for Shell and BP are given a cash bonus if they achieve the EHS KPIs set for the projects. At ST-Airport Services, a similar innovative scheme has been set up with a client, whereby both parties contribute to a bonus fund that is awarded to ST-Airport Services only if the KPIs are achieved.

Making our products and services more environmentally safe

The Total Environmental Quality Score System adopted by SembE&C illustrates how environmental considerations can be integrated into building design. More than 50 environmental criteria are applied to each building project at the design stage. If the project does not achieve a minimum score (currently 73 out of 100), it is sent back for review and re-design.

Similarly, SembUtilities has been progressively converting to more environmentally sound fuels. Our 815 megawatt cogeneration power station on Jurong Island completed in year 2001, which concurrently produces both electricity and steam, made us the first licensed power generating company in Singapore to produce 100% of electricity from clean-burning natural gas. Likewise, we began converting SUT Sakra's industrial boilers from heavy fuel oil to natural gas in 2004. The steam and power we supply to customers in Singapore will thus be sourced entirely from a fuel that generates substantially less air emissions and no waste, compared to fossil fuels.

OUR INITIATIVES

Environmental and corporate citizenship means taking real steps and making substantial investments to improve performance year after year. The following sections profile SembCorp Industries' significant initiatives for 2004.

Energy and Clean Air

In 2004, SembUtilities' 133 megawatt Wilton Power Station at Teeside in the UK, began generating power from tallow, a form of renewable energy. We also commissioned a new 42 megawatt gas-fired turbine at the facility, which uses the latest "Dry Low NOx" technology. These initiatives have substantially reduced air pollutants and offset the fossil fuels that would otherwise have been used.

Meanwhile, our steam distribution operations on Jurong Island, Singapore, are working to strengthen efficiency though a number of innovative technical modifications, which are expected to curb energy loss by a further 50%. This will lead to less initial fuel being needed to supply customers with the steam they require.

For our logistics and transport related operations, we have sought to reduce vehicle fuel use and related air pollution through good route planning. This has been especially significant for SembLog as transportation is an integral aspect of supply chain management. Meanwhile, SembCorp Environmental Management's (SembEnviro) new Command, Control, Communications, and Intelligence Center (C^3i), coupled with Global Positioning System (GPS) devices fitted to all our trucks, enables real time tracking, better route planning, and better fuel efficiency for our fleet of more than 300 waste collection vehicles.

In 2004, SembMarine introduced an innovative *Dust Buster* system at Jurong Shipyard, a technology that reduces flying dust generated by ship hull grit-blasting by 90 per cent. Likewise, at Sembawang Shipyard, blasting screens were installed at its KG VI dock as additional measures to prevent and control dust generated by grit blasting activities, while two air-monitoring stations were also installed in the shipyard.

Between 1999 and 2004, the efforts of The Singapore Mint's Energy Conservation Committee reduced energy usage by 10 per cent, even as total production from the Mint increased by approximately 35%.

Environmental Education

As part of the company's environmental and community outreach efforts, Sembawang Shipyard launched the Green Wave Environmental Care Project for schools in December 2002. This annual competition, targeted at the young and open to all students in Singapore, was jointly sponsored by Sembawang Shipyard's alliance partners, oil majors Shell and BP.

The Green Wave initiative's main objective is to inculcate in students a sense of personal and collective responsibility for their own environment, and, in the process, develop creative and innovative ideas in the area of environment care and protection. Through developing innovative environmental protection ideas and programs, student participants are rewarded with attractive cash prizes. In 2004, more than 120 entries were received, with 21 awards totalling S$32,000 presented to the winning teams from Primary to Tertiary levels. The long term plan is to introduce Green Wave to students in other ASEAN countries.

Meanwhile, throughout 2004, SembEnviro has been consistently educating the public about recycling through measures including promotional videos, pamphlets, and talks at schools. In addition, our colourful recycling stations ("Toria Stations") were a staple at the 2004 National Day celebrations and the inaugural Recycling Day on November 21, 2004.

2004 also saw the launch of SembEnviro's Learning Portal. By providing training in proper waste management and cleaning practices, the Learning Portal aims to raise standards of public health and at the same time help low-wage workers upgrade their skills.

Waste Management

JPL Industries, a unit of SembMarine, recycles some 300,000 tonnes of copper blasting slag every year that would otherwise have to be disposed. This conserves natural resources and helps extend the life of Singapore's only landfill.

Sembawang Shipyard has developed an extensive waste segregation and recycling program, centered on an on-site Recycling Compound. Our strict segregation practices make both environmental and economic sense. During 2004, the shipyard recovered more than 10,000 tonnes of scrap, generating revenues of more than S$3 million.

SembLog has standardised packaging and storage materials, and introduced durable plastic storage containers, to allow repeated use and reduce bulky waste. Packaging crates and pallets returned by our customers are also reused and recycled for overseas shipments, thus reducing the number of crates required.

SembEnviro provides recycling services to more than 500,000 households in Singapore. In addition, it continued to develop innovative waste management technologies in 2004. In addition to the *Singmatic* system, a pneumatic refuse collection system that reduces manual handling of waste, odour, and land requirements associated with waste transfer, it also introduced a unique split refuse chute system that allows convenient collection of recyclables from high rise dwellings, thus promoting higher participation and recycling rates.

Meanwhile, The Singapore Mint channels old coins for cleaning, so that these can be recycled back into re-circulation.

Community

This year, the SembCorp Group and its staff rallied to respond to the humanitarian crisis left in the wake of the Asian tsunamis of December 2004. Our timely response demonstrated the compassionate side of our organisation, both in big ways as well as small ones. (Please see page 118 for a detailed account of the efforts on the part of our Group).

Meanwhile, over the course of the year, the Group maintained its active commitment to the Community Chest's SHARE program, an initiative to encourage voluntary contributions from employees, the funds from which are used to support more than 50 welfare organizations and more than 240,000 disadvantaged individuals. We introduce SHARE to our employees when they join us, and several of our business units provide matching contributions. For example, Sembawang Shipyard gives approximately S$60,000 to SHARE every year.

SembMarine further contributes to the community through the School Books Assistance Grant (SchoolBAG), giving some S$152,000 to 742 needy students under the SchoolBAG scheme.

Key CSR Effort: The SembCorp Group Responds to the Asian Tidal Wave Disaster

The SembCorp Group joined hands with our employees to contribute to the relief effort following the tsunamis that devastated parts of Asia on December 26, 2004. We raised close to S$700,000 in cash for the victims of the tsunamis, primarily through contributions by our companies and staff, as well as through our efforts to coordinate donations amongst our business partners and associates.

Our businesses also used their own unique assets to aid the relief efforts. SembEnviro, for example, mobilised more than 100 recycling workers to collect more than 13 tonnes of clothing and food from around Singapore.

Meanwhile, SembLog immediately provided a range of logistical support to the effort and offered two of our warehouses for the sorting and storage of food, clothing, and other items.

SembMarine provided 78 Indian-national employees affected by the tsunamis with free return air tickets to India and S$300 each in cash, as immediate aid to help them and their families through the crisis.

Meanwhile, SembEnviro continued to sponsor the education of four young adults from Gracehaven, an association that temporarily houses troubled youths. SembEnviro also actively supported the White Ribbon campaign to prevent violence against women through the preparation of more than 30,000 ribbons, and mobilising more than 260 workers to distribute information packs to households in Singapore. In addition, more than S$20,000 was donated to the Jamiyah Children's Home from the sponsorship proceeds of the promotional 2004 SembEnviro Calendar.

In Vietnam and Indonesia, where SembCorp Parks Management (SembParks) operates its industrial parks, a total of 31 projects were organised for the local community in 2004. Activities included scholarship funds to the various educational institutions, contributions to religious organizations during festive periods, provision of gift packages to the needy families and donations to build homes for the poor. In addition, the industrial parks in Indonesia also provided medical and dental aid to its neighbouring community.

Back in Singapore, the Woodlands Wellington Football Club continues to receive more than S$300,000 per year from main sponsors SembCorp Power and Gas, subsidiaries of SembUtilities. Our contribution supports the local sports fraternity and the grooming of budding football talent, through sponsorship of players' training and coverage of the club's operating costs.

Clean water

In 2004, SembUtilities laid the groundwork for an advanced new membrane based treatment facility that will recover more than 50% of the wastewater we process at our facility on Jurong Island. The recovered water will be used for a range of industrial applications, instead of being discharged to the sea, thus reducing the use of fresh water. Construction of this facility will commence in 2005.

Likewise, two SembLog centers collected rainwater for non-potable use, while seawater is used to cool the air conditioning system at one of our logistics centers. Meanwhile, SembE&C actively tracked key performance indicators as a means to reduce water use. For example, the company's pre-cast department must not exceed 1 m^3

of water per m^3 of pre-cast, while the defense department must not exceed 700 m^3 of water per million dollars in sales.

To address the potential for water pollution from fuel oil spillages, SembLog subsidiaries ST-Airport Services and Singapore Offshore Petroleum Services have put in place stringent procedures and monitoring systems. These include interceptor tanks which filter oil and grease from effluent discharges, as well as storing drummed products within bunds or using spill containment pallets. ST-Airport Services also commissioned advanced fuel storage facilities in 2004 that significantly reduce the potential for a spill. Thanks to efforts such as these, we have not recorded a single spillage since we began tracking this metric in year 2000.

Health and Safety

At Sembawang Shipyard, our innovative BbS program (see p122) has focused on personal responsibility for safety and fostered a positive mindset to make the work environment safer for all. Our target is a safer environment for the people and the protection of valued customer's assets.

Sembawang Shipyard's Loss Control Teams have also developed numerous innovative approaches to improve health and safety around our shipyard. For example, in 2004 an innovative tool was designed and patented, which enables cables to be stripped without risk of finger injury. During the trial period for this tool - *Cable Strip-T-Ease*™ - occurrences of injury from stripping cables were reduced to virtually zero. The tool was successfully patented in 2004.

Among other health and safety initiatives in 2004, SembUtilities introduced several new chemical transfer systems that eliminated the need for manual handling of hazardous materials. We were pleased to be given a Merit Award by the Ministry of Manpower, during the inaugural Occupational Health Best Practice Awards on 19 October 2004.

Meanwhile, SembE&C has strived to be the benchmark for health and safety excellence in the local construction industry. Our Frequency-Severity Index (a measure of health and safety performance at worksites) has remained below the Singapore national average over the last four years. We also have two internal awards to reward good safety behaviour, as well as an annual Occupational Health and Safety seminar. The 2004 seminar held on 15 October, included talks by Singapore Ministry of Manpower officials, invited guest speakers and a keynote address by SembE&C President and CEO Wong Heang Fine entitled "Towards a positive safety culture".

In July 2004, Batamindo Industrial Park (BIP) officially launched its road safety campaign for the year, working in close cooperation with the Batam Traffic Police, Land Transport Authority, BIP tenants and the community in and around the park. The campaign educated road users to abide by traffic regulations and resulted in improved traffic performance which continued throughout 2004. Monetary awards were presented to 21 drivers with exemplary records, while more than 220 vehicles were summoned for traffic offences for the period between July to August 2004.

OUR PERFORMANCE

During 2004, we took some important steps down the road towards corporate social responsibility and achieved a number of milestones and awards. At the same time, we began tracking our environmental and community performance quantitatively at a number of our business units. Relevant scorecards are presented below.

(Please see table on SembCorp Group CSR Milestones on page 123)

Performance Scorecard 1 - Key Performance Indicators

For a diversified Group like ours, adopting KPIs that represent the full range of environmental and social issues is challenging. We have therefore chosen to provide one Group-wide KPI - charitable giving - coupled with a specific KPIs for each of our five main business units.

KPI 1: SembCorp Industries –
Charitable Giving and Community

The SembCorp Group benefits from the support of the broader communities in which we operate. We in turn are committed to assisting our communities, in particular through our charitable giving program. Last year, the Group donated S$1.1 million to charity. Through these donations, we actively support many charities, philanthropic efforts, educational events, welfare groups, and underprivileged people. We are proud to make a difference in the lives of people in Singapore and around the world.

KPI 2: SembCorp Utilities –
Carbon Dioxide (CO_2) Gas Emissions

SembUtilities has switched to using cleaner fuels such as natural gas to reduce the negative impact of burning fossil fuels, and has put in place treatment systems to ensure compliance with government regulations. However, carbon dioxide from our worldwide power generation activities is one of the major remaining emissions and hence is one of our KPIs. As noted, we have achieved good reduction in CO_2 emissions per million dollar sales over the last few years, and our total worldwide emissions have remained virtually constant, despite the acquisition in 2003 of our utilities terminal and power plant in Teesside, UK.

KPI 1: SembCorp Group's
Charitable Giving

Children	17%
Education	10%
Community & Volunteerism	18%
Arts & Culture	1%
Sports & Fitness	23%
Others	31%



Notes:
1 SembCorp Group's worldwide charitable giving
2 Includes donations by SembCorp Industries' majority owned companies



KPI 2: Utilities' CO_2 Gas Emissions
(Tonnes of CO_2 Emissions per S$ million Revenue)

	2003	**2004**
Absolute Ktonnes of CO_2 Emissions	3,080	**3,104**
Tonnes of CO_2 Emissions per S$ million Revenue	1.579	**1.059**



3,750
3,000
2,250
1,500
750
0
3,080
3,104
2003
2004

Notes:
1 SembUtilities' worldwide operations
2 Only CO_2 emitted from the combustion of fuel (i.e. natural gas, diesel and fuel oil) for power and steam generation is taken into consideration



KPI 3: SembCorp Marine Engineering/Sembawang Shipyard - Accident Frequency Rate

Safety has always been a key priority of SembMarine's shipyards. Our EHS management system at Sembawang Shipyard has been in place since the 1970's, and in 2002 we introduced a new BbS system to bring our performance to the next level. We are profiling the Accident Frequency Rate as the KPI for Sembawang Shipyard. As shown in the graph, improvement has been notable.

KPI 4: SembCorp Logistics/ ST-Airport Services - Fuel Spillages

ST-Airport Services' core business includes the transport, storage, and transfer of large quantities of aviation fuel. Product spillage can cause water pollution and ground contamination, increase fire risk and result in other negative impacts. ST-Airport Services has put stringent systems, procedures, and monitoring programs in place to prevent spills. We have profiled spillages as the KPI for this operation. We are proud to have achieved our target of zero spills every year since monitoring started in 2000.



KPI 3: SembMarine / Sembawang Shipyard's Accident Frequency Rate (AFR)
(Number of Lost Time Accidents per million Man Hours' Work)

Sembawang Shipyard's AFR

Ministry of Manpower Industry Target


10
8
6
4
2
0
8.8
8.2
7.1
4.2
3.8
3.1
4.1
4.3
2.6
2.9
2.5
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

KPI 5: SembCorp Environmental Management – Vehicle Accident Rate

With a fleet of 300 large vehicles on the road 365 days a year, road safety is of paramount importance for SembEnviro. We have been monitoring our Vehicle Accident Rate KPI closely, and have put in place a number of initiatives to reduce the potential for accidents. Our efforts to improve road safety led to a huge 68% drop in accident cases between 2002 and 2004, resulting in an accident-to-km-traveled ratio of 0.78 accidents to every 100,000 km traveled in 2004, well within our target of less than 1 accident per 100,000 km traveled.

KPI 6: SembCorp Engineers and Constructors – Water Consumption

Water is used in many of SembE&C's operations, and is one of Singapore's most precious resources, thus water consumption has been chosen as a KPI. Reducing water consumption has been an integral part of our environmental management system for many years. SembE&C has done well over the last five years in reducing water consumption per million dollars of sales, and continues to be committed to reducing the amount of water utilised in our construction activities and processes.

KPI 5: SembEnviro's Vehicle Accident Rate
(Number of Accidents per year)

	2002	2003	2004
Accidents	254	152	**81**
Accidents per 100,000 km travelled	-	1.25	**0.78**


250
200
150
100
50
0
2002
2003
2004

Notes:
1 Singapore operations only

KPI 6: SembE&C's Water Consumption
(m^3 per S$ million sales)


Average water consumption
SembE&C's moving average
SembE&C's target


2,000
1,600
1,200
800
400
0
1,785
1,008
1,195
913
874
2000
2001
2002
2003
2004

Notes:
1 Singapore operations only

SembCorp Group CSR Milestones for 2004

Q1, 2004	Q2, 2004	Q3, 2004	Q4, 2004
Strip-T-Ease™ cable stripper patented by SembMarine	SembCorp Industries conferred Commendation at ACCA Singapore Environmental Reporting Awards	SembEnviro launches first road safety campaign	SembUtilities given Merit Award at inaugural MOM Occupational Health Best Practice Awards
Sembawang Shipyard awarded Level 9 ISRS rating	SembE&C awarded two Construction Excellence Awards by BCA	SembE&C awarded 11 safety performance awards by MOM	SembMarine Green Wave Program Award Ceremony
BIP awarded ISO14001	SembEnviro Medical recognized as an "Essential firm during national emergencies" by NEA	SembUtilities' Wilton Power Station, UK, granted approval to burn tallow	SembEnviro participates in Singapore's inaugural Recycling Day and Clean & Green Week
Launch of SembEnviro Learning Portal	Annual SembE&C OHS seminar	Launch of Command, Control, Communications, and Intelligence centre at SembEnviro	
		SembCorp Industries sponsors ACCA Thought Leadership Seminar on *"Responsibility in Business: Sustainability or Profitability?"*	

Enterprise Risk Management

Risk management and oversight is under the purview of SembCorp Industries' Board of Directors. In August 2003, the Board Risk Committee (BRC) was formed to assist the Board of Directors to review and enhance the effectiveness of the risk management plans, systems, processes and procedures of the Group. The BRC also reviews the Group-wide risk policies, guidelines and limits, as well as the risk portfolio and treatment plans.

Supported by Group Risk Management, a Senior-Management level Risk Review Committee at the Company is responsible to drive the development and implementation of the Enterprise Risk Management (ERM) framework throughout the Group. This management committee also initiates the review of Group-wide risk profiles, risk management policies, practices and capabilities in its effort to create a strong risk management culture within the Group.

ERM Oversight Structure

The ERM oversight structure established by SembCorp Industries is illustrated below:

SembCorp Industries' ERM Oversight Structure


Board of Directors
Board Risk Committee
CEO
Management Risk
Review Committee
Chief Risk Officer
Process and Risk Owners
Risk Office

Board Risk Committee
Reviews the effectiveness of risk management policies and strategies, and provides oversight.

Management Risk Review Committee
Initiates risk policies, strategies, appetite and limits.
Reviews key group risk issues and treatment plans.
Monitors implementation of group-wide risk management plans.

Chief Risk Officer & Risk Management Office
Build an effective ERM framework.
Strengthen risk awareness and practices.
Review & monitor risk profile and treatment plans.

Process and Risk Owners
Day-to-day management of risk.
Measure and report risks in a timely manner.

The ERM oversight structure at each of the Group's Strategic Business Units (SBUs) is generally aligned to that of SembCorp Industries'.

ERM Framework

In 2004, as part of the plan to deliver sustainable value, a high-priority initiative to implement a coherent ERM framework throughout the Group was carried out. This ERM framework provides an integrated and systematic approach to addressing and managing the business risks that might affect the achievement of the business objectives. Making risk management a strategic priority enables the Group to strike the right balance between risk and reward, which is fundamental to profitable growth.

Risk Management Process

A systematic and on-going process for identifying, evaluating, controlling and reporting risks was adopted, consisting of the following steps:

a) Assessment of business risks;
b) Formulation of risk management strategies;
c) Design and implemention of risk management action plans to execute risk management strategies;
d) Monitoring and reporting the risk management performance of the business process and risk levels; and
e) Continuous improvement of risk management action plans and capabilities.

The SBUs are individually responsible to identify and evaluate the relevant risks associated within their respective business operations and processes. They also ensure that such risks are effectively managed through appropriate actions and management reports.
To this end, the SBUs have set up their respective Board and Management Risk Committees to provide the necessary oversight and to implement appropriate risk mitigation measures.

Major ERM Initiatives

During the course of 2004, SembCorp Industries, in collaboration with its SBUs, implemented the following major ERM initiatives across the Group:

a) Created platforms for raising awareness and sharing knowledge through
   - Group-wide Chief Risk Officers Forum
   - Risk Workshops and Risk Roundtables;
b) Embedded risk management practices into business operations and processes, such as
   - Business development and new investment proposals
   - Business reporting;
c) Reviewed risk management policies, procedures, limits and capabilities; and
d) Reviewed critical business processes and controls across the Group with respect to
   - Worksite safety
   - Engineering, Procurement, Construction and Commissioning (EPCC) project works.

For these important areas, the BRC directed Senior Management to conduct a review of worksite safety and project risk management across the Group, to ensure that a sound system of internal controls and robust risk management process exists. A task force in SembCorp Industries worked closely with the SBUs' line management and Chief Risk Officers to collate and review existing practices and controls for worksite safety and EPCC projects. Meetings were then held for SembCorp Industries' Management Risk Review Committee and thereafter, the BRC, to provide inputs to further strengthen the existing policies, processes and controls. Following this, the risk management guidelines were then formalised at the respective SBUs.

SembCorp Industries remains fully committed to dedicating time, funds and resources to building and strengthening our risk management processes and practices. With this constant push, our managers and employees will be well poised to anticipate the level of risks that our businesses are facing in times of uncertainties and be able to respond to external environmental changes in a timely and effective manner.

Financial Management

The Group's financing and treasury activities are largely centralised within SembCorp Financial Services (SFS). SFS acts as the funding vehicle of the Group, on-lending funds borrowed by it to companies within the Group, except for the two listed entities, SembCorp Marine and SembCorp Logistics, which have their own sources of financing. SFS is also the cash manager for the Group, taking in surplus funds from business units with excess cash and lending to those with funding requirements. This has resulted in more proactive cash management and a more efficient and cost-effective way of financing the Group's growth.

Funding

During the year, SFS refinanced the outstanding S$238.0 million project financing loan in SUT Sakra, which generated significant savings in interest costs for the Group, and also allowed the release of "trapped" cash.

The Group continually seeks to consolidate and diversify its sources of funding by building on its existing bilateral banking relationships and developing new ones and also accessing the capital markets as and when appropriate.

During the year, the Group's available credit facilities increased by S$802.6 million to S$7.0 billion, of which 66% were in the form of bilateral banking facilities and with the other 34% accessible from the capital markets. Unutilised facilities and funds available increased to S$6.0 billion as at end-2004, from S$3.8 billion at end-2003. Foreign currency borrowings constituted 20% or the equivalent of S$396.0 million.

During the year, a S$1.5 billion multi-currency multi-issuer Medium Term Note Programme (the Programme) was established under SFS, which will also enable other subsidiaries of the Group from time to time, to issue debt under the Programme. The Programme also aims to achieve a more tax efficient capital market funding for the Group, and will replace SembCorp Industries' S$2.0 billion multi-currency Medium Term Note Programme (SCI MTN). There will be no further drawdowns under the SCI MTN, which will be terminated upon the repayment of the two remaining tranches due in October 2005 and June 2008, respectively.

We remain focused on maintaining an efficient and optimal mix of committed and uncommitted facilities, fixed and floating rate borrowings, prudent financial ratios and reducing the cost of funding. As at end 2004, committed funding consisted of 67% (2003: 75%) of the Group's borrowings. The Group seeks to limit its interest rate exposure by adopting a prudent debt structure whilst balancing this with funding cost considerations and 59% (2003: 50%) of its overall debt portfolio is not exposed to interest rate fluctuations. Interest cover ratio rose sharply from 7.4 times in 2003 to 14.9 times in 2004.

The maturity profile of the Group is evenly spread over different maturities, which reduces the impact of refinancing risks. As at end-2004, 54% of the Group's debt (2003: 36%) had maturities of one year or less. This was mainly due to the anticipated repayment of the

Credit Facilities & Utilisation (S$ million)



Credit Facilities
Utilisation
7,500
6,000
4,500
3,000
1,500
0
5,805
2,705
6,167
3,081
6,970
3,076
2002
2003
2004

outstanding debt with the divestment proceeds from SembCorp Logistics' (SembLog) stake in Kuehne & Nagel International (KNI).

The Group's concerted effort towards the improvement of its cash flow generation resulted in a significant improvement in cash flow from operations to S$528.5 million, compared to S$337.4 million in 2003. Better management of debt collection and credit terms contributed to the improvement in cash flow generation.

As a result of the strong operating cash flows and proceeds from the divestment of SembLog's stake in KNI, the Group was in a net cash position of S$194.7 million at the end of 2004, compared to a net borrowing position of S$1.4 billion in 2003.

Financial Risk Management
As part of the Group's Enterprise Risk Management framework, Group Treasury Policies and Financial Authority Limits were reviewed and updated periodically. The Group Treasury Policies set out the parameters for management of Group liquidity, counterparty risk, foreign exchange and derivative transactions and financing. The Group utilises various financial instruments to manage exposures to foreign exchange, interest rate and commodity price risks arising from operational, financing and investment activities. Such transactions hedge the Group against fluctuations in the market prices of the underlying instruments.

The Financial Authority Limits seek to limit and mitigate operational risks by setting out different thresholds of approval required before entering into contractual obligations and investments.



Debt Maturity Profile (S$ million)
< 1 yr
1-5 yrs
> 5 yrs
1,000
800
600
400
200
0
408
827
580
731
904
418
1,031
618
257
2002
2003
2004



Fixed vs Floating Rate Profile (S$ million)
Fixed
Floating
1,500
1,200
900
600
300
0
1,203
612
1,022
1,031
1,128
778
2002
2003
2004

Financial Management

Financing & Treasury Highlights	GROUP					
	2004		2003		2002	
	S$m	%	S$m	%	S$m	%
Source of funding						
Funded bank facilities, capital markets and available funds						
Funded facilities available for drawdown	4,664		4,404		4,520	
Cash and cash equivalents	2,100		679		482	
Total facilities and available funds	6,764		5,083		5,002	
Amount drawn down	1,788		1,930		1,615	
Unutilised funded facilities and funds available	4,976		3,153		3,387	
Unfunded bank facilities						
Unfunded facilities available for drawdown	2,306		1,763		1,285	
Amount drawn down	1,289		1,151		890	
Unutilised unfunded facilities available	1,017		612		395	
Total unutilised facilities and funds available	5,993		3,765		3,782	
Committed facilities						
Committed facilities available	1,381		1,549		1,517	
Amount drawn	1,281		1,549		1,517	
Funding profile						
Maturity profile						
Due within one year	1,031	54	731	36	408	22
Due between one to five years	618	32	904	44	827	46
Due after five years	257	13	418	20	580	32
	1,906	100	2,053	100	1,815	100
Debt mix						
Floating rate debt	778	41	1,031	50	612	34
Fixed rate debt	1,128	59	1,022	50	1,203	66
	1,906	100	2,053	100	1,815	100
Currency denomination of debt						
SGD	1,510	79	1,634	80	1,562	86
USD	118	6	132	6	175	10
GBP	212	11	209	10	–	–
Others	66	4	78	4	78	4
	1,906	100	2,053	100	1,815	100

Financing & Treasury Highlights	GROUP					
	2004		2003		2002	
	S$m	%	S$m	%	S$m	%
Debt ratios						
Interest cover ratio						
Net profit before interest, tax , depreciation and amortisation	1,117		583		497	
Interest on borrowings	75		79		94	
Interest cover (times)	14.9		7.4		5.3	
Debt/equity ratio						
Non-recourse Project Financing	513	27	814	40	657	36
Long term debt	472	25	579	28	811	45
Short term debt	921	48	660	32	347	19
	1,906	100	2,053	100	1,815	100
Less : Cash and cash equivalents	(2,100)		(679)		(482)	
Net (cash)/debt	(194)		1,374		1,333	
Net (cash)/debt excluding project financing	(575)		762		772	
Net gearing excluding project financing (times)	Net cash		0.3		0.4	
Net gearing including project financing (times)	Net cash		0.6		0.6	
Cost of funding						
Floating		2.78		2.71		2.77
Fixed		4.57		4.43		4.47
Weighted average cost of funds		3.67		3.69		4.04





SembCorp Industries strives to maintain open and transparent communications with the financial community. In April 2004, we provided financial analysts with a first-hand overview of SembCorp Utilities' integrated utilities and energy operations on Jurong Island.

SembCorp Industries has been consistently delivering good returns for our shareholders over the years. In addition, we are committed to cultivating high standards of investor relations through maintaining transparent and honest communications with our shareholders and the financial markets.

Generating returns for our shareholders

To enable our shareholders to benefit from the solid performance of our business operations, the Board has proposed an ordinary dividend of 5 cents per share, subject to approval at the Annual General Meeting, on April 26, 2005. A special dividend of gross 6.25 cents per share was paid out in January 2005, following the receipt of dividend from our subsidiary, SembCorp Logistics. This is set to bring the total dividend to a record high of 11.25 cents, representing a 61% increase over the year before. This generates a yield of 6.9%, based on end-2004 closing share price.

Dividend Per Share from 1999 to 2004 (in cents)

	1999	2000	2001	2002	2003	**2004**
Special dividend	-	-	-	1.50	2.00	**6.25**
Ordinary dividend	2.50	2.50	3.00	3.00	5.00	**5.00**


12
10
8
6
4
2
0
2.50
2.50
3.00
4.50
7.00
11.25
1999
2000
2001
2002
2003
2004

Proposed capital reduction

The Board has also proposed a capital reduction of S$215.0 million which is aimed at returning surplus capital to shareholders, and increasing our future Earnings Per Share and Return on Equity. The proposed capital reduction is subject to shareholders' approval in April 2005. It is proposed that the exercise be effected by cancelling 6% of the issued share capital at S$1.95 per share. The price of S$1.95 is based on a premium of 2.6% over the volume weighted average trading prices of shares traded on the Singapore Exchange Securities Trading Limited for the five market days from February 11 to 17, 2005. As shares will be cancelled proportionately, all shareholders will maintain their proportionate shareholdings in SembCorp Industries.

Share price in 2004

SembCorp Industries' share price performed well in 2004, closing the year at S$1.62, up 29% year-on-year from S$1.26 at the end of 2003. It also outperformed the Straits Times Index during the same period by 12%. Trading of our shares was active in 2004 with more than 1 billion shares changing hands during the year, on the back of an average daily volume of approximately 4 million shares. Including dividends, our shares provided a total shareholder return of 35% for the year.

Our Shareholders

Institutional investors increase holding

Institutional investors raised their holdings of our shares substantially in 2004. Excluding the shares held by our strategic shareholder, institutional investors held 53% of our remaining shares, compared to 38% from the year before.

Strong interest from foreign investors

At the end of 2004, approximately 77% of all shares held by institutional investors were held by foreign based investors, the majority of whom were from the UK and US. This reflects both SembCorp Industries' international orientation, as well as the attractive investment potential of our shares in the international financial markets.

Ensuring Transparency in our Investor Relations

At SembCorp Industries, we believe that proactive, timely and quality communication with investors and financial analysts is integral to helping the Company achieve a fair valuation of its shares. Our Investor Relations team is committed to providing meaningful information to our investors, the financial community and the interested public, to enable them to make informed investment decisions.

We organise quarterly results announcement briefings and teleconferences with the media and analysts. In addition, we hold one-on-one meetings and conference calls with institutional investors to discuss our corporate strategy and key developments.

Share Ownership
by Investor Category

Strategic	50.8%
Retail	4.7%
Institutional	26.3%
Below Threshold	16.3%
Others	1.9%



Share Ownership
by Geographical Distribution

Singapore	61.5%
United Kingdom	8.1%
United States	5.2%
Other Europe	3.8%
Japan	0.6%
Hong Kong	3.9%
Others	16.9%



Investor Relations

Average Monthly SembCorp Industries Share Price and Straits Times Index (STI) in 2004



SembCorp Industries Closing Share Price
Straits Times Index
130
120
110
100
90
80
Jan
Feb
Mar
Apr
May
Jun
July
Aug
Sep
Oct
Nov
Dec

Month	Closing Share Price (S$)	ST Index
January	1.31	1848.36
February	1.43	1888.63
March	1.54	1858.92
April	1.43	1842.03
May	1.45	1788.66
June	1.34	1838.00
July	1.29	1891.71
August	1.31	1918.34
September	1.47	1984.74
October	1.53	1980.69
November	1.45	2027.66
December	1.62	2066.14

Average Monthly Trade Volume of SembCorp Industries Shares in 2004



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan
Feb
Mar
Apr
May
Jun
July
Aug
Sep
Oct
Nov
Dec

Month	Volume ('000)
January	4,487.74
February	4,979.95
March	3,851.96
April	2,095.67
May	2,271.71
June	3,542.71
July	3,166.32
August	4,120.19
September	4,866.96
October	6,960.19
November	3,952.30
December	4,393.96



In March 2004, we participated in the Credit Suisse First Boston Asian Investment Conference 2004 in Hong Kong, where we conducted workshops and one-on-one meetings with existing shareholders and potential investors from Singapore, Hong Kong, Europe, US and Canada.

Furthermore, to foster greater understanding of our business operations, we organised visits for members of the financial community to our operating facilities. In April 2004, we hosted a group visit to SembCorp Utilities facilities on Jurong Island for 15 sell-side financial analysts. A similar visit was held in September for key institutional investors from Europe.

For the year 2004, approximately 20 analysts extended coverage on SembCorp Industries, and published regular research reports with estimates and forecasts on our company's performance.

To ensure that retail investors and the interested public have good and regular access to information about SembCorp Industries, we participated in the SGX-MAS Research Incentive Scheme, where analysts research reports from two local stockbrokerages were made available to the investing public. We also participated in the SGX Retail Investment Fair 2004 in May which was aimed at educating the retail investing public.

Press releases from the SembCorp Group of companies are promptly uploaded on our website www.sembcorp.com.sg. We also arrange for video and audio web-casts of our half-yearly results announcements to help investors understand our businesses and corporate developments better.

Recognition

We are honoured that our efforts to communicate with the capital market in a consistent, timely and frank manner have been recognised. SembCorp Industries' 2003 Annual Report won the Merit Award at the Annual Report Awards. The awards were organised by the Institute of Certified Public Accountants of Singapore, the Investment Management Association of Singapore, the Securities Investors Association Singapore (SIAS), the Singapore Institute of Management, the Singapore Institute of Directors, the Singapore Exchange Limited and the Business Times.

We were also recognised as one of Singapore's most transparent companies at the annual SIAS Investors' Choice Awards 2004.

Calendar of SembCorp Industries' Quarterly Results Announcements*

First Quarter	May 9, 2005	Monday
First Half	August 11, 2005	Thursday
Third Quarter	November 7, 2005	Monday
Full year 2005	February 2006	

** Note: Dates subject to change*





SembCorp Industries aims to provide a conducive work environment for its staff. To help new colleagues adjust, recently hired staff undergo an orientation programme to help them forge lasting bonds with other colleagues.

As SembCorp Industries continues to sharpen its focus on innovation and growth, the skills and performance potential of our employees are becoming more important than ever before.

We are adapting our human resources policies and practices to meet the evolving needs of our markets, and preparing our employees for cutting edge technologies and greater international cooperation.

People Development

Talent management is part of our people development programme. The goal of our talent management programme is two-pronged: to optimise the deployment of our staff and to nurture our employees' abilities for the benefit of the enterprise as a whole.

Through regular reviews of our human capital requirements in both Singapore and in operations throughout the world, we ensure that our businesses are equipped with a competent workforce to pursue their set objectives. To this end, we actively source, recruit, develop and deploy talents both in Singapore and globally.

We also seek to provide staff with opportunities to expand their operational expertise and hone their inter-cultural skills, thereby enriching their work experience.

As such, we have continued to facilitate inter-business placements of executives within the Group, and encouraged greater interaction between our staff. For example, in 2004 SembCorp Engineers and Constructors, initiated an attachment program to allow Singapore-based staff to work in the UK to develop their expertise and experience in process architecture and in specialised engineering for the pharmaceutical and biotechnology industries – the first employee completed this program during the year. Similarly, SembCorp Utilities runs an exchange program, under which two Singapore-based staff were attached to its Teesside, UK, operations in 2004. In turn, two staff from SembCorp Utilities UK will be attached to SembCorp Utilities' Singapore offices in 2005.

While we strive to nurture the skills and potential of our staff, we are also actively preparing them to meet the evolving needs of markets, as well as the demands of new technology. One area of focus is in leadership development. Our staff are given opportunities to attend training programmes such as the *Leaders! Programme* and the *ST China Management Programme*, which are organised by Temasek Management Services in conjunction with leading academic institutions such as INSEAD and Beijing's Tsinghua University. Our staff are also offered prospects to travel overseas to learn and network with top business leaders, enabling them to gain valuable insights into the challenges and issues facing international businesses.

To further grow our leadership pipeline, we sponsored four new scholarships in 2004 for undergraduate studies. The Group also sponsors existing staff for post-graduate studies. During the year, two staff returned to their operation units after completing their post-graduate studies.

In addition, we strive to enable non-executive staff to benefit from training programs. One example is SembCorp Environmental Management's training program for frontline workers, which implements experiential and activity-based programmes to prepare staff with lower qualifications to embark on higher levels of work.

In recognition of our continuous commitment to develop our human capital, SembCorp Industries and all our core business units have been bestowed the *People Developer* award. This award is Singapore's quality standard for human resource development that is given to organisations deemed to bring out the best in people for better business results.

Providing a conducive work environment

We believe in continually improving the working environment for our employees. In 2004, we supported the Government's call to introduce Childcare Leave, to help foster a more pro-family environment at work. At SembCorp Industries, our staff also benefitted from company-sponsored annual health screenings and vaccinations. In conjunction with the national-wide Family Week 2004, SembCorp Industries organised a Family-Work-Life talk – where, our staff were apprised about different personality types, and how they can better manage their relationships within the families.

Meanwhile, our business units have also put in place a host of initiatives aimed at fostering employee well-being and staff togetherness. Examples include Family Day activities such as a carnival organised by SembCorp Environmental Management and a visit to the Escape Theme Park initiated by SembCorp Utilities, as well as vacations such as a weekend trip to Kuala Lumpur arranged by SembCorp Engineers and Constructors for its staff and their families and friends.

Employee Share Options

We continue to reward employees who have contributed to the growth of SembCorp Industries by giving them an opportunity to have a personal equity interest in the company. Share options are granted to all eligible staff, excluding employees of subsidiaries with share option plans of their own. We believe that through this scheme, a sense of ownership and identification with the company can be fostered.

In 2004, share options were offered in two tranches.

Share options offered in May 2004

Category	Headcount
Senior Management	73
Non-Executive Directors	10
Employees	2,469
Total	2,552

Share options offered in November 2004

Category	Headcount
Senior Management	75
Non-Executive Directors	10
Employees	2,362
Total	2,447

As of December 31, 2004, we employed 11,619 permanent staff and another 5,515 contract staff, who were based in 11 countries around the world.

Staff Distribution by Core Businesses
based on Total Permanent Headcount



Marine Engineering	25%
Logistics	23%
Utilities	14%
Engineering & Construction	10%
Environmental Engineering	16%
Others	12%



Staff Distribution by Countries
based on Total Permanent Headcount

Singapore	63%
Southeast and South Asia	17%
North Asia	12%
Europe, Americas and the Middle East	8%



Educational Qualification
based on Total Permanent Headcount

Engineering & Technical (tertiary & above)	23%
Engineering & Technical (other qualifications)	13%
Other Non-engineering & Non-technical (tertiary & above)	13%
Other Non-engineering & Non-technical (other qualifications)	51%



Gender Distribution

Male	78%
Female	22%



At SembCorp Industries, our performance is driven by robust business models, coupled with the drive to identify and capitalise on opportunities to build sustainable growth. Overarching this is a clear focus on delivering superior returns to our shareholders. We believe the Group's performance in 2004 bears witness to the value of these beliefs.

In this section

Performance

Directors' Report
Year ended December 31, 2004

We are pleased to submit this Annual Report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2004.

Directors
The directors in office at the date of this report are as follows:

Peter Seah Lim Huat
Lua Cheng Eng
K Shanmugam
Tetsuro Kawakami
Goh Geok Ling
Richard Hale OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew (Appointed on April 30, 2004)
Evert Henkes (Appointed on April 30, 2004)

Principal Activities
The principal activities of the Company are those of an investment holding company, as well as the corporate headquarters which gives strategic direction and provides management services to its subsidiaries. The principal activities of key subsidiaries are as follows:

i. **Utilities**
Its principal activities are in power, gas, centralised utilities and specialised chemical feedstock industries. It is the provider of industrial site services to clusters of chemical multinational corporations on Jurong Island in Singapore and Wilton International in the United Kingdom. It also invests in, manages and operates cogeneration plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies worldwide.

ii. **Marine Engineering**
This business focuses principally on repair, building and conversion of ships, rig construction and offshore engineering.

iii. **Logistics**
Its principal activities are in supply chain management and offshore logistics. It provides one-stop integrated logistics management services including automated warehouse and inventory management. The business operates offshore supply bases in Singapore, China, Indonesia, Thailand, Iran and Azerbaijan.

iv. **Environmental Engineering**
The business provides integrated waste management services in the Asia Pacific region. Its activities include a complete and integrated suite of solutions for waste treatment and environmental project management, catering to the municipal, industrial, commercial and healthcare sectors.

v. **Engineering and Construction**
It is an engineering and construction service provider with principal activities ranging from turnkey construction, design consultancy, infrastructure development and project management. It is also involved in petrochemical, chemical and industrial process engineering and manufacturing of precast components.

There have been no significant changes in the principal activities of the Company and the Group during the financial year.

Directors' Interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in shares, debentures, warrants and share options in the Company and in related corporations are as follows:

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Peter Seah Lim Huat						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	140,000	140,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	140,000	140,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	70,000	70,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	70,000	70,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	70,000	70,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	70,000	70,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	70,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	70,000	–	–
CapitaLand Limited	Ordinary shares of $1.00 each	–	113,000	113,000	–	–
	Options to subscribe for ordinary shares of $1.00 each at					
	– $1.32 per share	11/5/2003 to 10/5/2007	90,000	90,000	–	–
	– $1.00 per share	1/3/2004 to 28/2/2008	90,000	118,800	–	–
	– $1.33 per share	28/2/2005 to 27/2/2009	–	90,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Peter Seah Lim Huat *(continued)*						
Chartered Semiconductor Manufacturing Ltd	Options to subscribe for ordinary shares of $0.26 each at					
	– $3.46 per share	22/2/2003 to 22/2/2007	23,443	23,443	–	–
	– $1.86 per share	30/8/2003 to 30/8/2007	46,887	46,887	–	–
	– $0.72 per share	28/2/2004 to 28/2/2008	40,000	40,000	–	–
	– $1.10 per share	29/8/2004 to 29/8/2008	45,000	45,000	–	–
	– $1.70 per share	27/2/2005 to 27/2/2009	–	85,000	–	–
Global Crossing Limited	Restricted common stock units of US$0.01 each	–	–	7,500	–	–
	Options to subscribe for common shares of US$0.01 each at US$10.16 per share	12/1/2005 to 11/1/2014	–	40,000	–	–
PT Indosat	Options to subscribe for ordinary shares of Rp100 each at					
	– Rp1567.44 per share	1/8/2004 to 31/7/2005	150,000	150,000	–	–
	– Rp3702.60 per share	1/8/2005 to 31/7/2006	–	150,000	–	–
Singapore Telecommunications Ltd	Ordinary shares of $0.15 each	–	3,420	3,176	–	–
Singapore Technologies Engineering Ltd	Options to subscribe for ordinary shares of $0.10 each at					
	– $1.92 per share	13/8/2003 to 12/8/2007	89,000	89,000	–	–

Directors' Interests *(continued)*

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Peter Seah Lim Huat *(continued)*						
Singapore Technologies Engineering Ltd	Options to subscribe for ordinary shares of $0.10 each at					
	– $1.79 per share	7/2/2004 to 6/2/2008	44,500	44,500	–	–
	– $1.86 per share	12/8/2004 to 11/8/2008	40,500	40,500	–	–
	– $2.09 per share	10/2/2005 to 9/2/2009	–	44,500	–	–
	– $2.12 per share	11/8/2005 to 10/8/2009	–	44,500	–	–
StarHub Ltd	Ordinary shares of $0.40 each	–	–	60,000	–	–
	Options to subscribe for ordinary shares of $0.40 each at					
	– $0.88 per share	30/11/2003 to 29/11/2007	37,500	37,500	–	–
	– $0.88 per share	31/5/2004 to 30/5/2008	18,750	18,750	–	–
	– $0.88 per share	29/11/2004 to 28/11/2008	18,750	18,750	–	–
	– $0.96 per share	03/04/2005 to 02/04/2009	–	18,750	–	–
	– $0.985 per share	27/11/2005 to 26/11/2009	–	18,750	–	–
STT Communications Ltd	Options to subscribe for ordinary shares of $0.50 each at					
	– $0.50 per share	29/6/2003 to 28/6/2012	8,000	8,000	–	–
	– $0.57 per share	30/7/2004 to 29/7/2013	39,000	39,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Peter Seah Lim Huat *(continued)*						
STT Communications Ltd	Options to subscribe for ordinary shares of $0.50 each at					
	– $1.08 per share	29/7/2005 to 28/7/2014	–	130,000	–	–
Telechoice International Limited	Ordinary shares of $0.02 each	–	–	50,000	–	–
The Ascott Group Limited	Options to subscribe for ordinary shares of $0.20 each at					
	– $0.353 per share	5/5/2003 to 30/12/2006	12,000	12,000	–	–
	– $0.321 per share	10/5/2004 to 30/12/2006	30,000	30,000	–	–
	– $0.418 per share	31/12/2004 to 30/12/2006	–	32,000	–	–
Wong Kok Siew (deceased on February 16, 2005)						
SembCorp Industries Ltd	Ordinary shares of $0.25 each	–	836,446	1,341,446	–	–
	Options to subscribe for ordinary shares of $0.25 each at					
	– $2.26 per share	20/5/2001 to 19/5/2009	500,000	500,000	–	–
	– $1.99 per share	27/6/2001 to 26/6/2010	500,000	500,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2011	500,000	500,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2012	400,000	400,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2012	400,000	200,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Wong Kok Siew (deceased) *(continued)*						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.14 per share	3/6/2004 to 2/6/2013	400,000	400,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2013	400,000	400,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2014	–	400,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2014	–	400,000	–	–
	Conditional award of:					
	– 300,000 performance shares to be delivered after 2003 (Note 1a)	–	Up to 600,000	–	–	–
	– 400,000 performance shares to be delivered after 2004 (Note 1b)	–	Up to 800,000	Up to 800,000	–	–
	– 400,000 performance shares to be delivered after 2005 (Note 1c)	–	Up to 800,000	Up to 800,000	–	–
	– 400,000 performance shares to be delivered after 2006 (Note 1d)	–	–	Up to 800,000	–	–
	– 1,000,000 restricted shares (Note 2)	–	Up to 600,000	Up to 400,000	–	–

Note 1: The actual number delivered will depend on the achievement of set targets over a 3-year period as indicated below. Achievement of targets below 80% level will mean no performance shares will be delivered, while achievement up to 200% will mean up to twice the number of conditional performance shares awarded could be delivered.

a. Period from 2001 to 2003 @
b. Period from 2002 to 2004
c. Period from 2003 to 2005
d. Period from 2004 to 2006

@ For this period, 105,000 shares were awarded and the balance of the conditional awards has thus lapsed.

Directors' Interests *(continued)*

Wong Kok Siew (deceased) *(continued)*

Note 2: 1,000,000 SembCorp Industries Shares are comprised in conditional awards of restricted stocks granted to Wong Kok Siew (deceased) pursuant to the SembCorp Industries Restricted Stock Plan subject to completion of the vesting periods referred to below and Wong Kok Siew (deceased) continuing to be in the employment of the SembCorp Industries Group at the time of the vesting. Of the 1,000,000 SembCorp Industries Shares:

i. 200,000 SembCorp Industries Shares have been vested on August 20, 2002;
ii. 200,000 SembCorp Industries Shares have been vested on August 20, 2003;
iii. 200,000 SembCorp Industries Shares have been vested on August 20, 2004;
iv. 200,000 SembCorp Industries Shares will vest on August 20, 2005; and
v. 200,000 SembCorp Industries Shares will vest on August 20, 2006.

All share options and remaining restricted stocks are vested with effect from February 16, 2005 as approved by the Executive Resource & Compensation Committee.

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
SembCorp Logistics Ltd	Ordinary shares of $0.25 each	–	–	140,000	–	–
	Options to subscribe for ordinary shares of $0.25 each at					
	– $2.50375 per share	29/6/2001 to 28/6/2005	80,000	80,000	–	–
	– $1.8375 per share	16/5/2002 to 15/5/2006	120,000	30,000	–	–
	– $2.01 per share	28/2/2003 to 27/2/2007	200,000	200,000	–	–
	– $1.50 per share	6/2/2004 to 5/2/2008	200,000	150,000	–	–
	– $1.97 per share	11/2/2005 to 10/2/2009	–	200,000	–	–
SembCorp Marine Ltd	Ordinary shares of $0.10 each	–	212,500	350,000	–	–
	Options to subscribe for ordinary shares of $0.10 each at					
	– $0.70 per share	8/9/2001 to 7/9/2005	150,000	75,000	–	–

Directors' Interests *(continued)*

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Wong Kok Siew (deceased) *(continued)*						
SembCorp Marine Ltd	Options to subscribe for ordinary shares of $0.10 each at					
	– $0.66 per share	28/9/2002 to 27/9/2006	187,500	125,000	–	–
	– $0.90 per share	8/11/2003 to 7/11/2007	250,000	250,000	–	–
	– $0.99 per share	9/8/2004 to 8/8/2008	250,000	250,000	–	–
	– $1.04 per share	11/8/2005 to 10/8/2009	–	250,000	–	–
Raffles Holdings Limited	Ordinary shares of $0.32 each	–	10,000	10,000	–	–
Singapore Food Industries Limited	Ordinary shares of $0.05 each	–	180,000	310,000	–	–
	Options to subscribe for ordinary shares of $0.05 each at					
	– $0.78 per share	30/10/2001 to 30/6/2006	100,000	100,000	–	–
	– $0.55 per share	24/8/2001 to 23/8/2005	100,000	–	–	–
	– $0.69 per share	28/7/2002 to 7/1/2005	120,000	90,000	–	–
	– $0.78 per share	9/8/2003 to 7/1/2005	120,000	120,000	–	–
Singapore Technologies Engineering Ltd	Ordinary shares of $0.10 each	–	25,137	25,137	–	–
Singapore Telecommunications Ltd	Ordinary shares of $0.15 each	–	3,420	3,176	–	–
Telechoice International Limited	Ordinary shares of $0.02 each	–	–	70,000	–	–

Directors' Interests *(continued)*

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Lua Cheng Eng						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	70,000	70,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	140,000	140,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	70,000	70,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	70,000	70,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	70,000	70,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	70,000	70,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	70,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	70,000	–	–
SembCorp Marine Ltd	Options to subscribe for ordinary shares of $0.10 each at					
	– $0.70 per share	8/9/2001 to 7/9/2005	37,500	–	–	–
	– $0.66 per share	28/9/2002 to 27/9/2006	65,000	32,500	–	–
	– $0.90 per share	8/11/2003 to 7/11/2007	130,000	130,000	–	–
	– $0.99 per share	9/8/2004 to 8/8/2008	130,000	130,000	–	–
	– $1.04 per share	11/8/2005 to 10/8/2009	–	130,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Lua Cheng Eng *(continued)*						
Neptune Orient Lines Limited	Ordinary shares of $1.00 each	–	400,311	100,000	–	–
Singapore Telecommunications Ltd	Ordinary shares of $0.15 each	–	3,480	–	–	–
K Shanmugam						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	70,000	70,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	70,000	70,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	35,000	35,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	35,000	35,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	35,000	35,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	35,000	35,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	35,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	35,000	–	–
Chartered Semiconductor Manufacturing Ltd	Ordinary shares of $0.26 each	–	200,000	–	–	–
Singapore Telecommunications Ltd	Ordinary shares of $0.15 each	–	3,360	3,120	–	–
Vertex Technology Fund (II) Ltd	Ordinary shares of US$1.00 each	–	10	10	–	–
	Redeemable preference shares of US$0.01 each	–	10	10	–	–

Directors' Interests *(continued)*

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Tetsuro Kawakami						
SembCorp Industries Ltd	Ordinary shares of $0.25 each	–	–	–	10,000	10,000
	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	35,000	35,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	35,000	35,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	17,500	17,500	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	17,500	17,500	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	17,500	17,500	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	17,500	17,500	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	17,500	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	17,500	–	–
Goh Geok Ling						
SembCorp Industries Ltd	Ordinary shares of $0.25 each	–	190,000	215,000	–	–
	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	30,000	30,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	50,000	50,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Goh Geok Ling *(continued)*						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.59 per share	8/5/2003 to 7/5/2007	25,000	25,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	25,000	12,500	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	25,000	18,750	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	25,000	18,750	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	25,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	25,000	–	–
CapitaLand Limited	Ordinary shares of $1.00 each	–	12,000	12,000	–	–
Chartered Semiconductor Manufacturing Ltd	American depository shares	–	2,500	2,500	–	–
Neptune Orient Lines Limited	Ordinary shares of $1.00 each	–	133,494	83,494	–	–
PT Bank Danamon Indonesia	Ordinary shares of Rp500 each	–	–	40,000	–	–
Raffles Holdings Limited	Ordinary shares of $0.32 each	–	50,000	50,000	–	–
Singapore Airport Terminal Services Ltd	Ordinary shares of $0.10 each	–	10,000	10,000	–	–
Singapore Food Industries Limited	Ordinary shares of $0.05 each	–	–	–	100,000	100,000

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Goh Geok Ling *(continued)*						
Singapore Technologies Engineering Ltd	Ordinary shares of $0.10 each	–	55,000	55,000	–	–
Singapore Telecommunications Ltd	Ordinary shares of $0.15 each	–	33,280	30,910	–	–
Richard Hale OBE						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.55 per share	20/4/2002 to 19/4/2006	70,000	70,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	35,000	35,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	35,000	35,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	35,000	35,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	35,000	35,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	35,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	35,000	–	–
CapitaLand Limited	Options to subscribe for ordinary shares of $1.00 each at					
	– $2.10 per share	13/6/2001 to 11/6/2005	53,850	53,850	–	–
	– $2.02 per share	19/6/2002 to 18/6/2006	30,000	30,000	–	–
	– $1.32 per share	11/5/2003 to 10/5/2007	15,000	15,000	–	–

Directors' Interests *(continued)*

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Richard Hale OBE *(continued)*						
CapitaLand Limited	Options to subscribe for ordinary shares of $1.00 each at					
	– $1.00 per share	1/3/2004 to 28/2/2008	126,000	166,320	–	–
	– $1.33 per share	28/2/2005 to 27/2/2009	–	120,000	–	–
Raffles Holdings Limited	Ordinary shares of $0.32 each	–	5,000	5,000	–	–
Singapore Airlines Ltd	Ordinary shares of $0.50 each	–	1,000	1,000	–	–
SNP Corporation Ltd	Ordinary shares of $0.50 each	–	233,000	233,000	–	–
The Ascott Group Limited	Options to subscribe for ordinary shares of $0.20 each at					
	– $0.37 per share	21/12/2001 to 20/12/2005	150,000	150,000	–	–
	– $0.32 per share	30/6/2002 to 29/6/2006	150,000	150,000	–	–
	– $0.353 per share	5/5/2003 to 4/5/2007	150,000	150,000	–	–
	– $0.321 per share	10/5/2004 to 9/5/2008	150,000	150,000	–	–
	– $0.418 per share	1/3/2005 to 28/2/2009	–	100,000	–	–
Yong Ying-I						
CapitaLand Limited	Ordinary shares of $1.00 each	–	50,000	–	–	–
Singapore Airlines Ltd	Ordinary shares of $0.50 each	–	150,000	150,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Yong Ying-I *(continued)*						
Singapore Telecommunications Ltd	Ordinary shares of $0.15 each	–	150,000	600,000	–	–
Dr Vichit Suraphongchai						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	–$1.29 per share	19/11/2004 to 18/11/2008	17,500	17,500	–	–
	–$1.35 per share	18/5/2005 to 17/5/2009	–	17,500	–	–
	–$1.52 per share	23/11/2005 to 22/11/2009	–	17,500	–	–
CapitaLand Limited	Ordinary shares of $1.00 each	–	93,850	120,250	–	–
Colin Au Fook Yew						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	–$1.35 per share	18/5/2005 to 17/5/2009	–	13,500	–	–
	–$1.52 per share	23/11/2005 to 22/11/2009	–	13,500	–	–
Evert Henkes						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	–$1.35 per share	18/5/2005 to 17/5/2009	–	12,000	–	–
	–$1.52 per share	23/11/2005 to 22/11/2009	–	12,000	–	–

Directors' Interests *(continued)*
Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment, if later, or at the end of the financial year.

There were no changes in the above-mentioned directors' interests in the Company between the end of the financial year and January 21, 2005 except for Goh Geok Ling whose deemed interest in SembCorp Industries Ltd increased to 50,000 ordinary shares of $0.25 each.

Except as disclosed under the Share Options sections of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member or with a company in which he has a substantial financial interest except as follows:

i. SembCorp Engineers and Constructors Pte Ltd has entered into various design contracts with its associate, ST Architects & Engineers Pte Ltd ("STAE"), in which Mr Wong Kok Siew (deceased), a director of the Company, is a shareholder by virtue of his professional capacity under the Professional Engineers Act, Chapter 253; and

ii. The Group has paid professional fees to a firm in which Mr K Shanmugam, a director of the Company, is a member as disclosed in note 28 (b) to the financial statements.

However, both Mr Wong Kok Siew (deceased) and Mr K Shanmugam have not received or become entitled to receive any benefits arising from these transactions other than those to which they are ordinarily entitled as a shareholder of STAE and as member of the firm respectively.

Share-based Incentive Plans
The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 3, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat (Chairman)
Goh Geok Ling
K Shanmugam
S Iswaran (January 1, 2004 to April 30, 2004)

The Share Option Plan is the incentive scheme for directors and employees of the Company and its subsidiaries (the "Group") whereas the Performance Share Plan and Restricted Stock Plan are aimed primarily at key executives of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's Parent Group and non-executive directors and employees of the Company's associates, are given an opportunity to participate in the equity of the Company.

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group, Parent Group or the Company's associates by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc, or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised Options. The Committee may determine the number of Shares comprised in that Option which may be exercised and the period during which such Option shall be exercisable, being a period not later than the expiry of the Exercise Period in respect of that Option. Such Option may be exercised at any time notwithstanding that the date of exercise of such Option falls on a date prior to the first day of the Exercise Period in respect of such Option.

Share-based Incentive Plans *(continued)*
The Company designates Temasek Holdings (Private) Limited as the Parent Company and the Singapore Technologies Pte Ltd Group as being part of the Parent Group.

The Performance Share Plan and Restricted Stock Plan award fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. There are no vesting periods beyond the performance achievement periods. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis. Performance-based restricted awards differ from awards granted under the Performance Share Plan in that an extended vesting period is imposed beyond the performance target completion date.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant.

ii. The options can be exercised 12 months after the grant for market price options and 24 months for discounted options. Further vesting period for the exercise of the options may be set.

iii. The options granted expire after 5 years for non-executive directors, associates' employees and 10 years for the employees of Group and Parent Group.

Share Options

a. **SembCorp Industries Share Option Plan**

At the end of the financial year, details of the options granted under the Share Option Plan on unissued shares of $0.25 each of the Company are as follows:

SembCorp Industries Ltd

Ordinary shares of $0.25 each

Date of grant of options	Exercise price per share	Options outstanding at 1/1/2004	Options granted	Options exercised	Options cancelled/ lapsed/not accepted	Options outstanding at 31/12/2004	Number of options holders/ (including number of directors) at 31/12/2004	Exercise period
19/5/99	$2.26	406,189	–	–	(406,189)	–	–	20/5/01 to 19/5/04
15/9/99	$2.12	14,000	–	–	(14,000)	–	–	16/9/01 to 15/9/04
26/6/00	$1.99	734,000	–	–	(8,000)	726,000	16 (5)	27/6/01 to 26/6/05
26/6/00	$1.99	10,473,900	–	–	(1,382,300)	9,091,600	743 (1)	27/6/01 to 26/6/10
24/7/00	$2.26	6,420,484	–	–	(853,713)	5,566,771	290 (1)	20/5/01 to 19/5/09
24/7/00	$2.12	204,455	–	–	(34,978)	169,477	15 (–)	16/9/01 to 15/9/09
19/4/01	$1.55	777,000	–	–	–	777,000	14 (6)	20/4/02 to 19/4/06
19/4/01	$1.55	12,621,000	–	(4,000)	(1,804,700)	10,812,300	1,277 (1)	20/4/02 to 19/4/11
7/5/02	$1.59	405,000	–	–	–	405,000	14 (6)	8/5/03 to 7/5/07
7/5/02	$1.59	7,605,500	–	–	(889,500)	6,716,000	1,503 (1)	8/5/03 to 7/5/12
17/10/02	$0.98	360,000	–	(59,000)	(3,000)	298,000	12 (6)	18/10/03 to 17/10/07
17/10/02	$0.98	6,832,125	–	(2,370,825)	(410,875)	4,050,425	935 (1)	18/10/03 to 17/10/12
2/6/03	$1.14	379,500	–	(38,750)	(5,000)	335,750	15 (6)	3/6/04 to 2/6/08
2/6/03	$1.14	7,747,000	–	(1,396,574)	(476,875)	5,873,551	1,227 (1)	3/6/04 to 2/6/13
18/11/03	$1.29	379,500	–	(20,250)	(6,000)	353,250	16 (7)	19/11/04 to 18/11/08
18/11/03	$1.29	7,587,000	–	(868,922)	(452,500)	6,265,578	1,370 (1)	19/11/04 to 18/11/13
17/5/04	$1.35	–	399,500	–	(36,000)	363,500	17 (9)	18/5/05 to 17/5/09
17/5/04	$1.35	–	9,380,250	(16,000)	(1,396,250)	7,968,000	1,742 (1)	18/5/05 to 17/5/14
22/11/04	$1.52	–	347,500	–	(34,000)	313,500	17 (9)	23/11/05 to 22/11/09
22/11/04	$1.52	–	9,010,000	–	(1,237,500)	7,772,500	1,709 (1)	23/11/05 to 22/11/14
		62,946,653	19,137,250	(4,774,321)	(9,451,380)	67,858,202		

Share Options *(continued)*

a. **SembCorp Industries Share Option Plan** *(continued)*

The fair values of options granted at the date of the grant estimated using the Black-Scholes Option-pricing model are as follows:

Date of grant	Number of share options granted	Exercise price	Fair value of options at date of grant
17/5/04	9,779,750	$1.35	$0.32
22/11/04	9,357,500	$1.52	$0.29

The details of options of the Company granted during the year and awarded/exercised since commencement of the Scheme (aggregate) to December 31, 2004 were as follows:

Option Participants	Options granted during the year	Aggregate options granted	Aggregate options cancelled/ lapsed/ not accepted	Aggregate options exercised	Aggregate options outstanding
Directors					
Peter Seah Lim Huat	140,000	700,000	–	–	700,000
Wong Kok Siew (deceased)	800,000	4,400,000	(500,000)@	(200,000)	3,700,000
Lua Cheng Eng	140,000	630,000	–	–	630,000
K Shanmugam	70,000	350,000	–	–	350,000
Tetsuro Kawakami	35,000	175,000	–	–	175,000
Goh Geok Ling	50,000	230,000	–	(25,000)	205,000
Richard Hale OBE	70,000	280,000	–	–	280,000
Yong Ying-I	60,000	95,000	(95,000)#	–	–
Dr Vichit Suraphongchai	35,000	52,500	–	–	52,500
Colin Au Fook Yew	27,000	27,000	–	–	27,000
Evert Henkes	24,000	24,000	–	–	24,000
Other Executives					
Group	17,552,750	127,917,794	(56,935,685)	(11,632,907)	59,349,202
Associates	96,000	748,600	(178,600)	(59,000)	511,000
Parent Group	37,500	378,500	(56,500)	(85,000)	237,000
Former Directors of the Company	–	2,772,078	(1,119,578)	(35,000)	1,617,500
Total	19,137,250	138,780,472	(58,885,363)	(12,036,907)	67,858,202

@ options lapsed due to replacement of 1999 options

options not accepted due to civil service regulation

Since the commencement of the Share Option Plan, no options have been granted to the controlling shareholders of the Company or their associates. No participant under the Share Option Plan has been granted 5% or more of the total options available. No options have been offered at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any company.

Share Options *(continued)*

b. Share Options of the Subsidiaries

As at year-end, the details of share options of the subsidiaries are as follows:

SembCorp Logistics Ltd
Ordinary shares of $0.25 each

Date of grant of options	Exercise price per share	Options outstanding at 1/1/2004	Options granted	Options exercised	Options cancelled/ lapsed/not accepted	Options outstanding at 31/12/2004	Number of options holders/ (including number of SCI directors) at 31/12/2004	Exercise period
12/4/99	$0.99	140,000	–	(140,000)	–	–	–	13/4/00 to 12/4/09
3/9/99	$1.4375	520,000	–	(520,000)	–	–	–	4/9/00 to 3/9/09
6/3/00	$2.2625	5,148,000	–	(2,654,600)	(1,480,000)	1,013,400	34(–)	7/3/01 to 6/3/10
28/6/00	$2.5038	5,235,800	–	(57,400)	(1,086,840)	4,091,560	593(1)	29/6/01 to 28/6/10
15/5/01	$1.8375	5,249,040	–	(3,671,510)	(433,510)	1,144,020	200(1)	16/5/02 to 15/5/11
18/10/01	$1.49	588,000	–	(386,500)	(74,000)	127,500	16(–)	18/10/02 to 17/10/11
27/2/02	$2.01	6,862,900	–	(3,253,470)	(711,200)	2,898,230	395(1)	28/2/03 to 27/2/12
27/9/02	$1.60	959,250	–	(476,500)	(79,500)	403,250	42(–)	27/9/03 to 26/9/12
6/2/03	$1.50	7,627,900	–	(3,427,300)	(744,350)	3,456,250	191(1)	6/2/04 to 5/2/13
21/4/03	$1.83	400,000	–	(100,000)	–	300,000	1(–)	22/4/04 to 21/4/13
19/8/03	$1.70	1,084,000	–	(281,000)	(66,000)	737,000	54(–)	19/8/04 to 18/8/13
11/2/04	$1.97	–	8,009,300	(250,000)	(565,450)	7,193,850	908(1)	11/2/05 to 10/2/14
19/8/04	$2.08	–	1,481,000	–	–	1,481,000	63(–)	19/8/05 to 18/8/14
		33,814,890	9,490,300	(15,218,280)	(5,240,850)	22,846,060		

SembCorp Marine Ltd
Ordinary shares of $0.10 each

Date of grant of options	Exercise price per share	Options outstanding at 1/1/2004	Options granted	Options exercised	Options cancelled/ lapsed/not accepted	Options outstanding at 31/12/2004	Number of options holders/ (including number of SCI directors) at 31/12/2004	Exercise period
10/3/99	$0.65	404,000	–	(72,000)	(332,000)	–	–	10/3/01 to 9/3/04
8/9/00	$0.70	8,523,000	–	(3,003,000)	(89,000)	5,431,000	469(2)	8/9/01 to 7/9/10
27/9/01	$0.66	10,218,000	–	(2,496,000)	(170,000)	7,552,000	833(2)	28/9/02 to 27/9/11
7/11/02	$0.90	15,199,000	–	(1,608,000)	(406,000)	13,185,000	1,003(2)	8/11/03 to 7/11/12
8/8/03	$0.99	15,450,000	–	(378,000)	(471,000)	14,601,000	1,025(2)	9/8/04 to 8/8/13
10/8/04	$1.04	–	16,168,000	–	(184,000)	15,984,000	1,149(2)	11/8/05 to 10/8/14
		49,794,000	16,168,000	(7,557,000)	(1,652,000)	56,753,000		

Share Options *(continued)*

b. Share Options of the Subsidiaries *(continued)*

Except as disclosed above, there were no unissued shares of the Company or its subsidiaries under options as at the end of the financial year.

The fair values of options granted at the date of the grant estimated using the Black-Scholes Option-pricing model are as follows:

Date of grant	Number of share options granted	Exercise price	Fair value of options at date of grant
SembCorp Logistics Ltd			
11/2/04	8,009,300	$1.97	$0.38
19/8/04	1,481,000	$2.08	$0.40
SembCorp Marine Ltd			
10/8/04	16,168,000	$1.04	$0.11

c. Proforma Financial Effect under Financial Reporting Standards ("FRS") 102 Share Based Payment

Under FRS 102 Share Based Payment, effective in 2005, fair value has to be determined for share options granted and will be charged to profit and loss beginning January 1, 2005.

Strictly for information purposes only, the proforma consolidated profit after taxation and minority interests and the earnings per share for 2004 would have been as follows had the Company and its subsidiaries accounted for the fair value of the options granted under FRS 102:

	2004 $'000
Profit after taxation and minority interests:	
– As reported	395,495
– Proforma	391,588
Earnings per share (in cents):	
– As reported	21.69
– Proforma	21.48
Diluted earnings per share (in cents):	
– As reported	21.65
– Proforma	21.43

These proforma amounts may not be representative of future disclosures as the estimated fair value of share options are only determined in respect of options granted after November 22, 2002 (transitional provisions under FRS 102) and which is amortised over the vesting period.

Performance Share Plan

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. The final number of shares given will depend on the level of achievement of these targets over the three-year performance period. A specific number of performance shares shall be released by the Committee to the recipient at the end of the performance period provided the minimum level of targets achieved is not less than 80% of the targets set.

Recipients who do not meet at least 80% of the targets set at the end of the performance period will not be granted the performance shares. If the achievement of the targets exceeds 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

During the year, a total of 220,500 performance shares was released by the Committee to the participants for the performance period 2001 to 2003.

The details of performance shares of the Company awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

Performance Shares Participants	Conditional shares awarded during the year	Aggregate conditional shares awarded	Aggregate conditional shares released	Aggregate conditional shares lapsed	Aggregate conditional shares outstanding
Director of the Company					
Wong Kok Siew (deceased on February 16, 2005)	400,000	1,780,000	105,000	475,000	1,200,000
Key Executives of the Group	530,000	2,400,000	115,500	874,500	1,410,000
	930,000	4,180,000	220,500	1,349,500	2,610,000

The total number of performance shares in awards granted conditionally and representing 100% of targets achieved, but not released as at end 2004, was 2,610,000. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 5,220,000 performance shares.

In accordance with the accounting policy of the Group, during the current financial year, the Group has provided $1,772,000 (2003: $1,394,000) in respect of performance shares based on the market values of the shares at reporting date.

Restricted Stock Plan

In 2002, Wong Kok Siew (deceased on February 16, 2005), a key executive and also an executive director of the Board, was awarded 1,000,000 shares under the Restricted Stock Plan which will be vested over a period of 5 years. The award of 200,000 restricted stocks will be vested and issued to him annually from 2002. An award of 200,000 restricted stocks were vested and issued to him during the year via the purchase of existing shares at $1.4038 per share. The remaining restricted stocks not issued as at December 31, 2004 are 400,000 and are vested with effect from February 16, 2005 as approved by the Committee.

The maximum number of performance shares and restricted stocks which could be delivered, when aggregated with the number of new shares issued and issuable in respect of all options granted, is within the 15% limit of the share capital of the Company on the day preceding the relevant date of the grant.

Audit Committee
The members of the Audit Committee during the year and at the date of this report are:

Lua Cheng Eng (Chairman)
K Shanmugam
Richard Hale OBE

The Audit Committee has held 6 meetings during the financial year. In performing its functions, the Audit Committee met with the Company's external and internal auditors to discuss the scope of their work, the results of their examination and evaluation of the Company's internal accounting control system.

The Audit Committee performed the functions specified in Section 201B of the Companies Act, the Listing Manual of the Singapore Exchange, and the Code of Corporate Governance.

The Audit Committee also reviewed the following:

- assistance provided by the Company's officers to the external and internal auditors;
- financial statements of the Group and the Company prior to their submission to the directors of the Company for adoption; and
- interested person transactions (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange).

The Audit Committee has full access to management and is given the resources required for it to discharge its functions. It has full authority and the discretion to invite any director or executive officer to attend its meetings. The Audit Committee also recommends the appointment of the external auditors and reviews the level of audit and non-audit fees.

The Audit Committee is satisfied with the independence and objectivity of the external auditors and has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors
The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

Peter Seah Lim Huat
Chairman

Lua Cheng Eng
Director

Singapore
February 18, 2005

Statement by Directors

Year ended December 31, 2004

In our opinion:

a. the financial statements set out on pages 167 to 251 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2004, and of the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

Peter Seah Lim Huat
Chairman

Lua Cheng Eng
Director

Singapore
February 18, 2005

Report of the Auditors to the Members of SembCorp Industries Ltd

Year ended December 31, 2004

We have audited the accompanying financial statements of SembCorp Industries Ltd for the year ended December 31, 2004 as set out on pages 167 to 251. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2004 and of the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

KPMG
Certified Public Accountants

Singapore
February 18, 2005

Balance Sheets

As at December 31, 2004

	Note	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Non-current assets					
Property, plant and equipment	3	**2,491,845**	2,514,223	**819**	1,193
Investments in subsidiaries	4	**-**	-	**2,791,110**	2,851,529
Interests in associates	5	**289,646**	585,061	**-**	-
Interests in joint ventures	6	**387,997**	240,265	**-**	-
Other financial assets	7	**179,978**	126,346	**90**	90
Long-term receivables and prepayments	8	**194,019**	317,675	**-**	-
Intangible assets	10	**145,132**	129,484	**-**	-
Deferred tax assets	11	**19,092**	15,173	**-**	-
		3,707,709	3,928,227	**2,792,019**	2,852,812
Current assets					
Inventories and work-in-progress	12	**734,425**	656,118	**-**	-
Trade and other receivables	13	**1,421,239**	1,336,791	**571,927**	266,011
Other financial assets	7	**1,688**	1,638	**-**	-
Asset held for sale	14	**53,192**	-	**-**	-
Bank balances, fixed deposits and cash	15	**2,099,962**	679,000	**23,264**	18,907
		4,310,506	2,673,547	**595,191**	284,918
Current liabilities					
Trade and other payables	16	**2,097,071**	1,473,090	**1,484,952**	1,396,141
Excess of progress billings over work-in-progress	12	**247,347**	132,591	**-**	-
Provisions	17	**661,826**	252,883	**-**	-
Employee benefits	18	**6,284**	3,542	**2,544**	1,684
Current tax payable		**89,516**	78,598	**-**	-
Interest-bearing borrowings	19	**968,444**	682,049	**250,000**	100,000
		4,070,488	2,622,753	**1,737,496**	1,497,825
Net current assets/(liabilities)		**240,018**	50,794	**(1,142,305)**	(1,212,907)
		3,947,727	3,979,021	**1,649,714**	1,639,905
Non-current liabilities					
Deferred tax liabilities	11	**150,648**	117,203	**195**	195
Provisions	17	**18,607**	43,170	**-**	-
Employee benefits	18	**52,598**	49,831	**753**	554
Interest-bearing borrowings	19	**820,927**	1,252,251	**150,000**	400,000
Other long-term liabilities	20	**103,370**	132,873	**-**	-
		1,146,150	1,595,328	**150,948**	400,749
		2,801,577	2,383,693	**1,498,766**	1,239,156
Share capital	21	**456,623**	455,429	**456,623**	455,429
Reserves:	22				
– Share premium		**296,628**	292,629	**296,628**	292,629
– Merger reserve		**29,201**	29,201	**-**	-
– Capital reserve		**37,521**	35,900	**-**	-
– Currency translation reserve		**30,196**	67,278	**-**	-
– Accumulated profits		**1,108,176**	835,239	**745,515**	491,098
		1,958,345	1,715,676	**1,498,766**	1,239,156
Minority interests		**843,232**	668,017	**-**	-
		2,801,577	2,383,693	**1,498,766**	1,239,156

The accompanying notes form an integral part of these financial statements.

Consolidated Profit and Loss Account

Year ended December 31, 2004

	Note	Group	
		2004	2003
		$'000	$'000
Turnover	27	**5,943,962**	4,641,660
Cost of sales		**(5,444,994)**	(4,144,718)
Gross Profit		**498,968**	496,942
General and administrative expenses		**(315,406)**	(298,347)
		183,562	198,595
Provision for net exposure arising from legal claims		**(415,000)**	–
(Loss)/Profit from operations		**(231,438)**	198,595
Non-operating income (net)		**1,166,360**	205,811
Interest costs	28	**(75,007)**	(79,233)
		859,915	325,173
Share of results of:			
– associates		**120,925**	108,333
– joint ventures		**34,973**	37,128
Profit from ordinary activities before taxation	28	**1,015,813**	470,634
Taxation	29	**(93,573)**	(88,207)
Profit after taxation		**922,240**	382,427
Minority interests		**(526,745)**	(97,292)
Net profit attributable to shareholders		**395,495**	285,135
Earnings per share	30		
– Basic		**21.69 cents**	15.66 cents
– Diluted		**21.65 cents**	15.64 cents

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

Year ended December 31, 2004

Group

	Share capital $'000	Share premium $'000	Merger reserve $'000	Capital reserve $'000	Currency translation reserve $'000	Accumulated profits $'000	Total $'000
At January 1, 2003	455,215	291,941	29,201	31,195	30,289	665,834	1,503,675
Issue of shares under Share Option Plan	214	688	–	–	–	–	902
Share of reserves of associates	–	–	–	–	–	(12,628)	(12,628)
Realisation of reserve upon disposal of associates and joint ventures and changes in group structure	–	–	–	4,705	(5,660)	(11,105)	(12,060)
Goodwill on acquisition of subsidiary previously written off against reserves now charged to profit and loss account	–	–	–	–	–	100	100
Impairment of goodwill charged to profit and loss account	–	–	–	–	–	238	238
Translation adjustments	–	–	–	–	41,073	–	41,073
Exchange differences on financial derivatives used for hedging against investment in a foreign entity	–	–	–	–	1,576	–	1,576
Profit for the year	–	–	–	–	–	285,135	285,135
Final dividend paid of 3.0 cents per share less tax at 22% in respect of year 2002	–	–	–	–	–	(42,616)	(42,616)
Special dividend paid of 1.5 cents per share less tax at 22% in respect of year 2002	–	–	–	–	–	(21,308)	(21,308)
Special interim dividend paid of 2.0 cents per share less tax at 22% in respect of year 2003	–	–	–	–	–	(28,411)	(28,411)
At December 31, 2003	455,429	292,629	29,201	35,900	67,278	835,239	1,715,676
At January 1, 2004, as previously reported	455,429	292,629	29,201	35,900	67,278	835,239	1,715,676
Adjustment arising from change in accounting policies (Note 33)	–	–	–	–	–	33,836	33,836
At January 1, 2004, restated	455,429	292,629	29,201	35,900	67,278	869,075	1,749,512
Issue of shares under Share Option Plan	1,194	3,999	–	–	–	–	5,193
Realisation of reserve upon disposal of associates and joint ventures and changes in group structure	–	–	–	1,621	(36,295)	7,831	(26,843)
Translation adjustments	–	–	–	–	(787)	–	(787)
Profit for the year	–	–	–	–	–	395,495	395,495
Final dividend paid of 5.0 cents per share less tax at 20% in respect of year 2003	–	–	–	–	–	(72,903)	(72,903)
Special interim dividend of 6.25 cents per share less tax at 20% declared in respect of year 2004	–	–	–	–	–	(91,322)	(91,322)
At December 31, 2004	456,623	296,628	29,201	37,521	30,196	1,108,176	1,958,345

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

Year ended December 31, 2004

	Group	
	2004	2003
Operating Activities	$'000	$'000
Profit before taxation and minority interests	1,015,813	470,634
Adjustments for:		
Interest income	(23,665)	(23,394)
Dividend income	(1,415)	(699)
Interest expense	75,007	79,233
Depreciation of property, plant and equipment	180,153	172,355
Share of results of associates and joint ventures	(155,898)	(145,461)
Gain on disposal of property, plant and equipment	(13,343)	(9,911)
Gain on disposal of subsidiaries, associates, joint ventures and other financial assets (net)	(1,084,574)	(120,685)
Allowance for doubtful receivables made (net)	10,840	5,947
Allowance (written back)/made for impairment loss	(13,999)	3,317
Amortisation of intangible assets and loan discount	2,036	6,114
Provisions made	390,947	11,730
Allowance for inventory obsolescence and inventories written off (net)	86,136	292
Operating profit before working capital changes	468,038	449,472
Changes in working capital:		
Inventories and work-in-progress	(146,451)	6,608
Receivables	(170,623)	48,018
Payables	375,406	(240,402)
Balances with related parties	35,839	137,210
	562,209	400,906
Income tax paid	(33,744)	(63,527)
Cash flows from operating activities carried forward	528,465	337,379

Consolidated Statement of Cash Flows

Year ended December 31, 2004

	Group	
	2004	2003
	$'000	$'000
Cash flows from operating activities carried forward	528,465	337,379
Investing Activities		
Dividend received	58,212	47,596
Interest received	23,346	23,010
Proceeds from disposal of:		
- interest in subsidiaries and business	(1,341)	7,237
- interest in associates and joint ventures	1,314,967	143,568
- property, plant and equipment	72,356	25,553
- investments	64,492	25,279
Acquisitions of:		
- subsidiaries and business net of cash acquired	(269)	(293,098)
- additional interests in subsidiaries	(1,383)	(90,273)
- associates and joint ventures	(94,834)	(38,482)
- property, plant and equipment	(226,644)	(146,350)
- long-term investments	(95,568)	(12,638)
Development and software costs paid	(1,098)	-
Return of capital from associates and investments	6,513	2,531
Long-term balances with related parties	(21,385)	(37,478)
Long-term receivables	113,301	38,117
Cash flows from/(used in) investing activities	1,210,665	(305,428)
Financing Activities		
Proceeds from issue of shares (net)	5,193	902
Proceeds from issue of shares to minority shareholders of subsidiaries	14,255	714
(Payment of)/proceeds from term loans (net)	(130,675)	345,594
Other long-term liabilities	(6,838)	21,734
Dividends paid to shareholders of the Company	(72,903)	(92,335)
Dividends paid to minority shareholders of subsidiaries	(55,047)	(24,236)
Finance lease obligations	(1,656)	1,178
Fixed deposit discharged/(pledged) as security with a bank for banking facilities	55,716	(1,885)
Interest paid	(75,913)	(78,271)
Cash flows (used in)/from financing activities	(267,868)	173,395
Net increase in cash and cash equivalents	1,471,262	205,346
Cash and cash equivalents at beginning of year	623,188	416,376
Effect of exchange rate changes on balances held in foreign currency	5,512	1,466
Cash and cash equivalents at end of year (Note 15)	2,099,962	623,188

Consolidated Statement of Cash Flows

Year ended December 31, 2004

The attributable net assets of subsidiaries acquired and disposed off during the year are as follows:

	Group	
	2004	2003
	$'000	$'000
Acquisition		
Property, plant and equipment	**9,528**	445,844
Investments	**1**	3,700
Intangible assets and prepayments	**-**	8,023
Net current assets	**2,656**	46,912
Non-current liabilities	**(471)**	(99,221)
Minority interests	**(5,440)**	(24,935)
Interest in subsidiaries previously accounted for as associates/joint ventures	**(3,677)**	(45,086)
Goodwill	**4,364**	40,154
Total consideration payable	**6,961**	375,391
Less: Consideration not yet paid	**(6,559)**	-
Net cash at bank of subsidiaries acquired	**(133)**	(82,293)
Cash outflow on acquisitions	**269**	293,098
Disposal		
Property, plant and equipment	**23,154**	72,532
Non-current assets	**-**	3,857
Net current liabilities	**(9,198)**	(13,639)
Non-current liabilities	**(12,857)**	(36,300)
Minority interests	**(967)**	(2,581)
	132	23,869
Profit/(Loss) on disposal	**1,452**	(14,566)
Realisation of currency translation reserve	**(1,584)**	2,914
Goodwill written off on disposal	**-**	194
Total consideration receivable	**-**	12,411
Net cash at bank of subsidiaries disposed	**(1,341)**	(5,174)
Cash (outflow)/inflow on disposals	**(1,341)**	7,237

The accompanying notes form an integral part of these financial statements.

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the directors on February 18, 2005.

1. **Domicile and Activities**
SembCorp Industries Ltd (the "Company") is a company incorporated in the Republic of Singapore and has its registered office at 30 Hill Street #05-04, Singapore 179360.

The principal activities of the Company are those of an investment holding company, as well as the corporate headquarters which gives strategic direction and provides management services to its subsidiaries. The principal activities of the subsidiaries are set out in note 42 to the financial statements.

The immediate and ultimate holding company during the financial year is Temasek Holdings (Private) Limited, a company incorporated in the Republic of Singapore.

The consolidated financial statements relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in associates and joint ventures.

2. **Summary of Significant Accounting Policies**

a. **Basis of Preparation**
The financial statements are prepared in accordance with Singapore Financial Reporting Standards ("FRS") including related Interpretations ("INT") promulgated by the Council on Corporate Disclosure and Governance ("CCDG"). In July 2004, CCDG issued FRS 103 on Business Combinations, revised FRS 36 Impairment of Assets and FRS 38 Intangible Assets. Accordingly, FRS 22 Business Combinations was withdrawn. These standards are to be applied to financial periods beginning on or after July 1, 2004. The Group has early adopted these standards and they are therefore applied to the current financial year beginning January 1, 2004. In accordance with the transitional provisions set out in the respective standards, the above accounting standards are applied prospectively from the effective date of January 1, 2004. Details of the effect of adopting the standards are given in note 33.

The financial statements, which are expressed in Singapore dollars thousands unless stated otherwise, are prepared on the historical cost basis.

b. **Consolidation**

i. **Subsidiaries**
Subsidiaries are those companies controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another company.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

With the adoption of FRS 103 from January 1, 2004, all business combinations are accounted for by the purchase method. Prior to January 1, 2004, business combinations are accounted for either by pooling of interest method or the purchase method.

Business combinations that involve entities under common control are excluded from the scope of FRS 103. Such combinations are accounted for under the pooling of interests method in the preparation of the consolidated financial statements. Under this method of accounting, the difference between the nominal value of the share capital issued and the nominal value of shares received is taken to the merger deficit/reserve.

Under the purchase method, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

2. Summary of Significant Accounting Policies *(continued)*

b. Consolidation *(continued)*

i. Subsidiaries *(continued)*

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

ii. Associates

Associates are companies in which the Group has significant influence, but not control, over the financial and operating policies.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has significant influence over another company.

The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued unless the Group has incurred obligations or made payments on behalf to satisfy obligations of the associates that the Group has guaranteed or otherwise committed.

iii. Joint Ventures

Joint ventures are those enterprises whose activities the Group has joint control over, established by contractual agreement.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has joint control over the enterprise.

For incorporated joint ventures, the Group accounts for the results of the joint ventures in the same manner as associates, from the date joint control commences until the day that the joint control ceases.

For unincorporated joint ventures, the proportionate share in the unincorporated joint ventures' individual income, expenses, assets and liabilities are included in financial statements of the Group with items of a similar nature on a line by line basis.

iv. Accounting for Associates and Joint Ventures

Investments in associates and joint ventures are stated in the Company's balance sheet at cost less impairment losses. The Group's investment in associates includes goodwill on acquisition.

The results of the associates and joint ventures are included in the Company's profit and loss account to the extent of dividends received and receivable, provided the Company's right to receive the dividend is established before the balance sheet date.

v. Transactions Eliminated on Consolidation

All significant intra-group transactions, balances and unrealised gains are eliminated on consolidation. Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

vi. Accounting Policies of Subsidiaries

Where necessary, accounting policies for subsidiaries and material associates and joint ventures have been adjusted on consolidation to be consistent with the policies adopted by the Group.

2. Summary of Significant Accounting Policies *(continued)*

c. Foreign Currencies

i. Measurement Currency

Items included in the financial statements of each company in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that company ("the measurement currency"). The consolidated financial statements are presented in Singapore dollars, which is the measurement currency of the Company.

ii. Foreign Currency Transactions

Monetary assets and liabilities in foreign currencies, except for foreign currency assets and liabilities hedged by forward exchange contracts, are translated into measurement currency at rates of exchange approximate to those ruling at the balance sheet date. Foreign currency assets and liabilities hedged by forward exchange contracts are translated into measurement currency at the contracted forward exchange rates. Transactions in foreign currencies are translated at rates ruling on transaction dates. Translation differences are included in the profit and loss account, except:

- Where foreign currency loans provide an effective hedge against the net investment in foreign subsidiaries, associates and joint ventures, exchange differences arising on the loans are recognised directly in equity until disposal of the investment.
- Where monetary items in substance form part of the Group's net investment in the foreign subsidiaries, associates and joint ventures, exchange differences arising on such monetary items are recognised directly in equity until disposal of the investments.

iii. Translation of Financial Statements

The results and financial position of entities in the group that are in measurement currencies other than Singapore dollars are translated into Singapore dollars as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates; and
- All resulting exchange differences are taken to the foreign currency translation reserve.

Goodwill arising from acquisition of foreign entities prior to January 1, 2004 are translated at historical rates and from January 1, 2004, at year end rates.

d. Property, Plant and Equipment

i. Owned Assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

ii. Revaluation Surplus

Any increase on revaluation is credited to revaluation reserve unless it offsets a previous decrease in value recognised in the profit and loss account. A decrease in value is recognised in the profit and loss account where it exceeds the increase previously recognised in the revaluation surplus of the same asset.

iii. Subsequent Expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

2. Summary of Significant Accounting Policies *(continued)*

d. Property, Plant and Equipment *(continued)*

iv. Disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

For property, plant and equipment carried at revalued amounts, any related revaluation surplus is transferred from the revaluation reserve to accumulated profits and is not taken into account in arriving at the gain or loss on disposal.

v. Finance Leased Assets

Finance leases are those leasing agreements that give rights approximating to ownership. Property, plant and equipment acquired by way of such leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the profit and loss account. Capitalised leased assets are depreciated over the shorter of the economic useful life of the asset and the lease term.

vi. Provision for restoration costs

A provision is recognised for the costs expected to be incurred to dismantle, remove and restore the asset upon expiry of the lease agreement. The estimated costs form part of the cost of the property, plant and equipment and are depreciated over the useful life of the asset.

vii. Depreciation

Depreciation is provided on a straight-line basis so as to write off items of property, plant and equipment, and major components that are accounted for separately, over their estimated useful lives as follows:

Leasehold land and wet berthage	Lease period ranging from 20 to 60 years
Land improvements	Lease period ranging from 20 to 60 years
Buildings	60 years or remaining lease period, if lower
Improvements to premises	1 to 10 years
Quays and dry docks	60 years or remaining lease period, if lower
Floating docks	20 years
Plant and machinery	3 to 30 years
Marine vessels	3 to 25 years
Tools and workshop equipment	3 to 10 years
Motor vehicles	2 to 10 years
Furniture, fittings and office equipment	1 to 10 years

No depreciation is provided on freehold land and capital work-in-progress.

Fully depreciated assets are retained in the financial statements until they are no longer in use.

e. Intangible Assets

i. Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets. Goodwill is stated at cost less impairment losses. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in investments in associates and joint ventures.

2. Summary of Significant Accounting Policies *(continued)*

e. Intangible Assets *(continued)*

ii. Negative goodwill

Negative goodwill represents the Group's share of the fair values of the identifiable net assets over the cost of acquisition and is credited to the profit and loss account in the period of acquisition.

iii. Transitional treatment for goodwill/negative goodwill

With the adoption of FRS 103 from January 1, 2004:

a. Goodwill is tested for impairment on an annual basis in accordance with note 2(k) below.

b. Goodwill amortisation is discontinued and the carrying amount of the related accumulated amortisation as at January 1, 2004 has been eliminated with a corresponding decrease in goodwill.

c. Negative goodwill previously recognised has been derecognised at January 1, 2004, with a corresponding adjustment to the opening balance of retained earnings.

d. Goodwill/negative goodwill that were previously taken to reserves are not taken to the profit and loss account when (i) the business is disposed or discontinued or (ii) the goodwill is impaired.

iv. Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the profit and loss account as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the profit and loss account as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the profit and loss account on a straight-line basis over the estimated useful lives of 10 years.

v. Other Intangible Assets

Other intangible assets with finite life are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the profit and loss account as an expense as incurred. Other intangible assets are amortised on a straight-line basis from the date the asset is available for use and over its estimated useful lives of 10 years.

Intangible assets of indefinite life or not available for use are stated at cost less impairment loss. Such intangible assets are tested for impairment annually in accordance with note 2(k) below.

vi. Subsequent Expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

f. Financial Assets

Debt and equity securities held for the long-term are stated at cost adjusted for amortisation of premium and accretion of discounts, less allowance for impairment loss which, in the opinion of the directors, is other than temporary. Premium or discount is amortised on acquisition of the investment on the straight-line basis over the period of the investment.

Debt and equity securities held for the short-term are stated at lower of cost and market value, on a portfolio basis. Any increases or decreases in carrying amount are included in the profit and loss account.

Profits or losses on disposal of financial assets are determined as the difference between the net disposal proceeds and the carrying amount of the financial assets and are accounted for in the profit and loss account as they arise.

2. Summary of Significant Accounting Policies *(continued)*

g. Derivative and Hedging

Derivative financial instruments are used to manage exposure to foreign exchange, interest rate and commodity price risks arising from operational, financing and investment activities. Derivative financial instruments are not used for trading purposes.

Forward exchange contracts are stated at fair value. Fair value differences are included in the profit and loss account, except where:

i. Foreign exchange contracts are used to hedge anticipated future currency transactions, the fair value differences are deferred until the forecasted transaction occurs; and

ii. Foreign exchange contracts are used to hedge against net investment in foreign entity, the fair value differences are recognised in equity until the disposal of the investment.

The interest rate swap agreements are accounted for in a manner consistent with the costs of the underlying borrowings being hedged. Where there is an excess of such interest rate swap agreements over the underlying borrowings, these interest rate swap agreements are valued at market prices and the resultant profits and losses are taken up in the profit and loss account.

Contract for differences are accounted for based on the difference between contracted price entered with the counterparty and the reference price. Contract for differences gains and losses are taken to the profit and loss account upon settlement.

Fuel oil swaps hedge the price risk of anticipated future fuel oil transactions and the gains and losses are taken to the profit and loss account upon contract settlement. The hedge transactions are recognised at the contracted rate when materialised.

h. Inventories

i. Finished Goods and Components

Except for inventories of gold bullion and numismatic items containing gold which are stated at current market price, inventories are stated at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised.

The amount of any allowance for write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any allowance for write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

ii. Long-Term Contracts

The accounting policy for recognition of contract revenue is set out in note 2(r)(ii). When the outcome of a long-term contract can be estimated reliably, contract revenue and costs are recognised as income and expense using the percentage of completion method. When the outcome of a long-term contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that can probably be recovered and contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Long-term contracts-in-progress at the balance sheet date are recorded in the balance sheet at cost plus attributable profit less recognised losses, net of progress claims and allowance for foreseeable losses, and are presented in the balance sheet as "Work-in-progress" (as an asset) or "Excess of progress claims over work-in-progress" (as a liability), as applicable. Long-term contract costs include cost of direct materials, direct labour and costs incurred in connection with the project.

2. Summary of Significant Accounting Policies *(continued)*

h. Inventories *(continued)*

ii. Long-Term Contracts *(continued)*

Progress claims not yet paid by the customer are included in the balance sheet under "Trade receivables". Amounts received before progress claims are included in the balance sheet, as a liability, as "Advances on long-term contract".

iii. Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Cost includes cost of real estate purchased, construction cost, finance cost and other direct expenditure and related overheads incurred during construction. Net realisable value represents the estimated selling price less anticipated cost of disposal.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and if carrying values exceed these recoverable amounts, assets are written down.

i. Deferred Asset Grants

Asset related grants are credited to a deferred asset grants account and are released to the profit and loss account on the straight-line basis over the estimated useful lives of the relevant assets.

Income related grants are credited to the profit and loss account in the period to which they relate.

j. Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and bank deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

k. Impairment of Assets

Except for goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, the carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and as and when indicators of impairment occur.

The recoverable amount of an asset is measured whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

An impairment loss is recognised whenever the recoverable amount of an asset is less than its carrying amount. The impairment loss is charged to the profit and loss account unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. Impairment loss for goodwill is not reversed.

l. Liabilities and Interest-Bearing Liabilities

Trade and other payables and interest-bearing loans are recognised at cost.

m. Deferred Income

Deferred income relates mainly to advance payment received from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities. Deferred income is amortised on a straight-line basis over the period stipulated in the respective customer contract commencing from the date of supply and delivery of gas and utilities.

n. Employee Benefits

i Defined Contribution Plans

Contributions to defined contribution plans are recognised as an expense in the profit and loss account as incurred.

2. Summary of Significant Accounting Policies *(continued)*

n. Employee Benefits *(continued)*

ii Defined Benefit Plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each defined benefit plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary on a regular basis using relevant actuary method such as projected unit credit method; in the intervening years the calculation is updated based on information received from the actuary.

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the profit and loss account.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the profit and loss account, over the expected average remaining working lives of the employees participating in the plan, only to the extent that their cumulative amount exceeds 10% of the greater of the present value of the obligation and of the fair value of plan assets. Unrecognised actuarial gains and losses are reflected in the balance sheet.

For defined benefit plans, the actuarial cost charged to the profit and loss account consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised. The past service cost for the enhancement of pension benefits is accounted for when such benefit vests or becomes a constructive obligation.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

iii. Short-Term Compensated Absences

Provision is made when services are rendered by employees that increase their entitlement to future compensated absences.

iv. Staff Retirement Benefits

Retirement benefits payable to certain categories of employees upon their retirement are provided for in the financial statements based on their entitlement under the staff retirement benefit plan or, in respect of unionised employees of a subsidiary who joined on or before December 31, 1988, based on an agreement with the Union.

The Group's net obligation in respect of retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected future salary increase and is discounted to its present value and the fair value of any related assets is deducted.

v. Equity and Equity-Related Compensation Benefits

Share Option Plan

The share option programme allows the Group's employees to acquire shares of the Group companies. No compensation cost or obligation is recognised when share options are issued under Executives' Share Option Plan. When options are exercised, equity is increased by the amount of the proceeds received.

Performance Share Plan

An initial estimate is made for the cost of compensation under the Group's performance share plan based on the number of shares expected to be awarded at the end of the performance period, valued at market price at the date of the grant of the award. The cost is charged to the profit and loss account on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the service period to which the performance criteria relate.

2. Summary of Significant Accounting Policies *(continued)*

n. Employee Benefits *(continued)*

v. Equity and Equity-Related Compensation Benefits *(continued)*

Performance Share Plan *(continued)*

At each reporting date, the compensation cost is remeasured based on the latest estimate of the number of shares that will be awarded considering the performance criteria and the market price of the shares at the reporting date. Any increase or decrease in compensation cost over the previous estimate is recorded in the profit and loss account for that reporting period.

The final measure of compensation cost is based on the number of shares ultimately awarded and the market price at the date the performance criteria are met.

Restricted Stock Plan

An estimate is made for the cost of compensation under the Group's restricted stock plan based on the number of shares expected to be awarded for the year upon satisfactory completion of time-based service condition, valued at market price at the reporting date. The cost is charged to the profit and loss account on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the service period to which the performance criteria relate.

o. Provisions

A provision is recognised in the balance sheet when there is a legal or constructive obligation as a result of a past event, the obligation can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

p. Deferred Tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

q. Share Capital

i. Preference Share Capital

Preference share capital is classified as equity if it is non-redeemable. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders.

ii. Dividend

Dividends on redeemable convertible preference share capital are recognised as liability on an accrual basis. Other dividends are recognised as liability in the period in which they are declared.

Dividends on redeemable convertible preference share capital classified as a liability are accounted for as interest expense. Dividends on ordinary shares and redeemable convertible preference share capital classified as equity are accounted for as movements in revenue reserve.

2. Summary of Significant Accounting Policies *(continued)*

r. Revenue Recognition

i. Income on goods sold and services rendered

Revenue on goods sold is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue on service work is recognised when the work is completed. Revenue excludes goods and services or other sales taxes and is after deduction of any trade discounts. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

ii. Contract Revenue

Revenue from repair work, engineering, overhaul, service work and marine and civil construction contracts is recognised based on percentage of completion. The percentage of completion is assessed by reference to surveys of work performed. Allowance is made where applicable for any foreseeable losses on contracts as soon as the possibility of the loss is ascertained.

iii. Shipping Income

Shipping income, which comprises charter hire fees, is recognised on an accrual basis.

iv. Electricity Revenue

Revenue is billed and recognised upon delivery.

v. Dividend and Interest Income

Dividend income is recognised in the profit and loss account when the right to receive payment is established.

Interest income is recognised on an accrual basis.

s. Operating Leases

Where the Group has the use of assets under operating leases, payments made under the leases are recognised in the profit and loss account on a straight-line basis over the term of the lease. Lease incentives received are recognised in the profit and loss account as an integral part of the total lease payments made.

t. Interest Costs

Interest expense and similar charges are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale. The interest component of finance lease payments is recognised in the profit and loss account using the effective interest rate method.

u. Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

v. Discontinuing Operations

A discontinuing operation is a clearly distinguishable component of the Group's business that will be abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

3. **Property, Plant and Equipment**

Group	Leasehold and freehold land, buildings and wet berthage $'000	Improvements to premises $'000	Quays and dry docks $'000	Plant & machinery $'000	Marine vessels $'000	Tools and workshop equipment $'000	Furniture, fittings and office equipment $'000	Motor vehicle $'000	Capital work-in-progress $'000	Total $'000
Cost										
Balance at January 1, 2004	1,009,310	100,550	332,002	1,919,496	90,339	28,780	144,541	72,776	68,873	3,766,667
Translation adjustments	(6,692)	(174)	–	15,549	(234)	(146)	2	(103)	150	8,352
Additions	5,249	1,694	900	33,564	–	2,663	10,232	5,941	167,454	227,697
Acquisition of subsidiaries	4,550	2,384	–	9,525	79	33	327	858	43	17,799
Reclassification	7,242	(943)	–	108,088	–	18	287	50	(114,742)	–
Disposals	(7,473)	(609)	–	(24,377)	(67,639)	(440)	(6,551)	(11,863)	(6,218)	(125,170)
Disposals of subsidiaries	(26,107)	–	–	–	–	–	(7,690)	(69)	–	(33,866)
Balance at December 31, 2004	986,079	102,902	332,902	2,061,845	22,545	30,908	141,148	67,590	115,560	3,861,479
Accumulated Depreciation and Impairment Losses										
Balance at January 1, 2004	321,740	61,212	111,715	536,011	24,556	23,722	117,518	51,643	4,327	1,252,444
Translation adjustments	(4,704)	(67)	–	362	172	(121)	200	(97)	–	(4,255)
Depreciation for the year	27,911	4,962	8,503	115,784	3,240	1,942	13,574	5,051	–	180,967
Acquisition of subsidiaries	742	96	–	6,829	8	27	271	297	–	8,270
Reclassification	370	(860)	–	581	–	–	(114)	23	–	–
Disposals	(1,117)	(469)	–	(20,812)	(21,924)	(389)	(6,352)	(8,618)	(111)	(59,792)
Disposals of subsidiaries	(5,440)	–	–	–	–	–	(5,226)	(46)	–	(10,712)
Allowance made for impairment losses – net	2,083	161	–	451	–	–	–	17	–	2,712
Balance at December 31, 2004	341,585	65,035	120,218	639,206	6,052	25,181	119,871	48,270	4,216	1,369,634
Carrying Amount										
At December 31, 2004	644,494	37,867	212,684	1,422,639	16,493	5,727	21,277	19,320	111,344	2,491,845
At December 31, 2003	687,570	39,338	220,287	1,383,485	65,783	5,058	27,023	21,133	64,546	2,514,223

3. Property, Plant and Equipment *(continued)*

i. The depreciation charge of the Group in the profit and loss account for the year is arrived at as follows:

	Note	2004 $'000	2003 $'000
Charge for the year		**180,967**	173,007
Amount capitalised in work-in-progress		**(814)**	(652)
	28b	**180,153**	172,355

ii. Property, plant and equipment with the following net book values have been pledged to secure loan and bank overdraft facilities granted to subsidiaries:

	2004 $'000	2003 $'000
Freehold land and buildings	**166,899**	173,150
Leasehold land and buildings	**94,767**	126,187
Plant and machinery	**592,588**	915,519
Capital work-in-progress	**144**	80
Other assets	**2,425**	31,114
	856,823	1,246,050

iii. Assets with net book value of $9,061,000 (2003: $4,548,000) were acquired under finance lease.

iv. Included in the cost of leasehold land and buildings, quays and dry docks and plant and machinery are amounts of $120,866,000, $100,900,000 and $667,000 respectively which were stated at valuation. The revaluation was done on a one off basis prior to January 1, 1997.

v. During the year, interest and direct staff costs were capitalised amounting to $22,000 (2003: $44,000) and Nil (2003: $659,000), respectively.

vi. The impairment losses relate mainly to the write-down of leasehold and freehold land and buildings to recoverable amount.

The continued decline in rental yields and difficult operating environment caused the directors of two of the subsidiaries to reassess the recoverable amount of the leasehold and freehold land and buildings. The recoverable amount was determined based on its value-in-use, calculated based on projections of future market related rents and using the average annual yield for rental of freehold/leasehold properties and/or by independent valuers having appropriate professional qualifications and experience in the location and category of the property being valued, at open market values on an existing use basis.

3. Property, Plant and Equipment *(continued)*

Company	Leasehold improvements $'000	Motor vehicles $'000	Furniture, fittings and equipment $'000	Total $'000
Cost				
Balance at January 1, 2004	241	802	2,317	3,360
Additions	14	–	483	497
Disposals/write-off	–	(588)	(32)	(620)
Balance at December 31, 2004	255	214	2,768	3,237
Accumulated Depreciation and Impairment Losses				
Balance at January 1, 2004	57	367	1,743	2,167
Depreciation for the year	82	71	390	543
Disposals/write-off	–	(263)	(29)	(292)
Balance at December 31, 2004	139	175	2,104	2,418
Carrying Amount				
At December 31, 2004	116	39	664	819
At December 31, 2003	184	435	574	1,193

4. Investments in Subsidiaries

	Company 2004 $'000	Company 2003 $'000
At cost		
Quoted equity shares	**1,694,548**	1,693,165
Unquoted equity shares	**834,636**	810,864
Preference shares	**342,500**	347,500
	2,871,684	2,851,529
Allowances for impairment losses	**(80,574)**	–
Carrying value	**2,791,110**	2,851,529

Details of subsidiaries are set out in note 42 to the financial statements.

Following the declaration of a significant special interim dividend of $0.8633 per share by SembCorp Logistics Ltd in November 2004, the Company has recorded as dividend income its share of the special dividend of gross $477,904,000 (net $453,378,000). The market value of this listed subsidiary has since declined, reflecting this significant special dividend payout, to below the carrying value of the Company's investment in the subsidiary. The directors of the Company have assessed the recoverable amount of this investment based on its market value as at the end of the year. An impairment loss of $80,574,000 was recognised in the Company's profit and loss account for the year.

5. Interests in Associates

	Group	
	2004	2003
	$'000	$'000
Investment in associates	**291,175**	600,384
Allowances for impairment losses	**(1,529)**	(15,323)
Carrying value	**289,646**	585,061

Carrying value as at year end include goodwill on acquisition as follows:

	Group	
	2004	2003
	$'000	$'000
Balance at beginning of the year	**6,970**	10,121
Amortisation during the year	**–**	(3,151)
Balance at end of the year	**6,970**	6,970

Investment in one of the associates amounting to $23,612,000 (2003: $23,228,000) is pledged to banks to secure loan facilities granted to the associate.

Details of the associates are set out in note 43 to the financial statements.

6. Interests in Joint Ventures

	Group	
	2004	2003
	$'000	$'000
Investment in joint ventures	**402,537**	263,905
Allowance for impairment losses	**(14,540)**	(23,640)
Carrying value	**387,997**	240,265

Carrying value as at year end include goodwill/(negative goodwill) on acquisition as follows:

	Group	
	2004	2003
	$'000	$'000
Balance at beginning of the year	**(26,721)**	(28,425)
Additions during the year	**1,150**	–
Amortisation during the year	**–**	1,704
Effects of adopting FRS 103	**27,942**	–
Balance at end of the year	**2,371**	(26,721)

Details of the joint ventures are set out in note 44 to the financial statements.

7. Other Financial Assets

	Group		Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
a. Non-Current Financial Assets				
Equity shares	162,409	155,530	-	-
Unit trusts	4,685	6,568	-	-
Bonds and preference shares	101,562	80,441	-	-
Funds	12,947	11,946	-	-
Corporate club memberships	2,482	2,202	90	90
	284,085	256,687	90	90
Allowance for impairment losses	(104,107)	(130,341)	-	-
	179,978	126,346	90	90

	Group	
	2004	2003
	$'000	$'000
b. Current Financial Assets		
Bonds and loan stocks	1,688	1,592
Other investments	-	46
	1,688	1,638

8. Long-Term Receivables and Prepayments

		Group	
	Note	2004	2003
		$'000	$'000
Long-term trade receivables	23	48,597	125,401
Less: current portion of long-term trade receivables	13	(13,036)	(11,464)
		35,561	113,937
Lease receivables due after 12 months	9	52,685	56,827
Loan receivables (unsecured)		3,957	3,958
Amount due from related parties	25	9,229	19,584
Prepayments	a	33,638	60,215
Recoverables	b	69,897	67,112
		204,967	321,633
Less: allowance for doubtful receivables		(10,948)	(3,958)
		194,019	317,675

a. Prepayments

Prepayments relate primarily to:

i. Capacity charges prepaid under the End User Agreement for gas delivery pipelines;

ii. Connection fees prepaid under the Generation Connection and Use of System Agreement for the use of the transmission lines;

iii. Service fees prepaid under the Gasoil Supply and Storage Agreement for the usage of the tanks;

iv. Prepaid Singapore Electricity Pool membership fees;

v. Prepayments for future gas deliveries under the End User Agreement; and

vi. Prepaid rent for usage of storage capacity for commercial use.

8. Long-Term Receivables and Prepayments *(continued)*

a. Prepayments *(continued)*

Prepayments are charged on a straight-line basis over the period of prepayments except for prepaid gas supplies which will be expensed upon (i) delivery of gas or (ii) expiry of the contracted delivery period, whichever is earlier.

b. Recoverables

Recoverables relate primarily to costs incurred by a subsidiary on behalf of a customer for the construction of a warehouse. This amount is recoverable over the contract period in which the subsidiary provides services to the customer.

9. Lease Receivables

Group	Note	Minimum lease payment $'000	Estimated residual value $'000	Total gross investment in lease $'000	Unearned interest income $'000	Allowance for doubtful receivables $'000	Net value of lease receivables $'000
2004							
Within 1 year		8,418	-	8,418	(2,352)	-	6,066
After 1 year but within 5 years		28,979	3,000	31,979	(6,835)	-	25,144
After 5 years		25,866	4,500	30,366	(2,825)	-	27,541
		63,263	7,500	70,763	(12,012)	-	58,751
Amount due within 1 year	13	(8,418)	-	(8,418)	2,352	-	(6,066)
	8	54,845	7,500	62,345	(9,660)	-	52,685
2003							
Within 1 year		8,903	-	8,903	(2,547)	(675)	5,681
After 1 year but within 5 years		29,389	3,000	32,389	(7,663)	-	24,726
After 5 years		31,642	4,500	36,142	(4,041)	-	32,101
		69,934	7,500	77,434	(14,251)	(675)	62,508
Amount due within 1 year	13	(8,903)	-	(8,903)	2,547	675	(5,681)
	8	61,031	7,500	68,531	(11,704)	-	56,827

Under the terms of the lease agreements, no contingent rents are recognised. These lease receivables relate mainly to leases of marine vessels which the lessees have the option to purchase the marine vessels during the term of the leases.

10. Intangible Assets

Group	Note	Goodwill $'000	Others $'000	Total $'000
Cost				
Balance at beginning of the year		140,487	17,734	158,221
Translation adjustments		(401)	(62)	(463)
Additions during the year		12,076	1,098	13,174
Subsequent changes to goodwill		(1,051)	–	(1,051)
Write-off		(378)	(819)	(1,197)
Adjustment arising from change in accounting policies (Note 33)		(8,283)	–	(8,283)
Balance at end of the year		142,450	17,951	160,401
Accumulated Amortisation and Impairment Losses				
Balance at beginning of the year		14,179	14,558	28,737
Translation adjustments		–	(7)	(7)
Amortisation charge for the year	28b	–	1,517	1,517
Write-off		–	(819)	(819)
Adjustment arising from change in accounting policies (Note 33)		(14,179)	–	(14,179)
Allowance for impairment		20	–	20
Balance at end of the year		20	15,249	15,269
Carrying Amount				
At December 31, 2004		142,430	2,702	145,132
At December 31, 2003		126,308	3,176	129,484

Impairment Testing for Goodwill

SUT Sakra Pte Ltd ("SUT Sakra")
Goodwill of $18.6 million has been allocated to one of the Group's cash-generating unit ("CGU") in SUT Sakra. The recoverable amount of the CGU is determined based on calculations.

These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are estimated based on the long-term offtake contracts with its existing customers in the captive market it operates in.

Management has applied past experience in operating the business to forecast its performance for the next three years. The key assumptions applied are as follows:

i. There are no significant changes to the customer base, hence the annual fixed revenue and gross profit margin for the most recent forecast from year 2005 to year 2007 remains stable; and

ii. Labour costs are expected to increase from year 2006 with the anticipated hike in CPF rate.

A discount rate of 7.05% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

SembCorp Cogen Pte Ltd ("SembCorp Cogen")
Goodwill of $26.7 million is allocated to one of the Group's cash-generating unit ("CGU") in SembCorp Cogen. The recoverable amount of a CGU is determined based on calculations.

10. Intangible Assets *(continued)*

Impairment Testing for Goodwill *(continued)*

SembCorp Cogen Pte Ltd ("SembCorp Cogen") *(continued)*

These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are estimated based on plant availability and load factors as well as changes in operating costs due to normal wear & tear, maintenance cycles and inflation.

Management has applied past experience in operating the business to forecast its performance for the next three years. The key assumptions applied are as follows:

i. There are no significant changes in market demand and supply for electricity and electricity spark spread;

ii. Gross profit margin is mainly affected by required plant maintenance which has been factored into the forecast resulting in lower plant availability and higher maintenance cost in Year 2006 and Year 2007; and

iii. Expected capital expenditure for replenishment of parts has also been accounted for in the forecast in accordance with plant maintenance program.

A discount rate of 7.05% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

SembCorp Gas Pte Ltd ("SembCorp Gas")

Goodwill of $42 million is allocated to one of the Group's cash-generating unit ("CGU") in SembCorp Gas. The recoverable amount of a CGU is determined based on calculations.

These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are estimated based on the contracted sales and purchase quantities of gas over the remaining period of the existing contracts with the major customers and the gas supplier.

Management has applied past experience in operating the business to forecast its performance for the next three years. The key assumptions applied are as follows:

i. Depreciating USD/SGD exchange rate and HSFO prices;

ii. Gross profit margin is expected to remain stable for the three years projected as the pricing on both customer and supplier contracts are pegged to HSFO plus margin; and

iii. Expected capital expenditure for plant refurbishment.

A discount rate of 7.05% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

SembCorp Simon-Carves Limited ("SSC")

Goodwill of $32 million is allocated to one of the Group's cash-generating unit ("CGU") in SSC. The recoverable amount of a CGU is determined based on calculations.

These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period, i.e. the next 2 years, have been maintained at a zero growth rate.

10. Intangible Assets *(continued)*
Impairment Testing for Goodwill *(continued)*
SembCorp Simon-Carves Limited ("SSC") *(continued)*
Management has applied past experience in operating the business to forecast its performance for the next three years. The key assumptions applied are as follows:

i. Budgeted revenue based on estimated contract value of potential projects for which SSC has submitted tenders or secured as at balance sheet date;

ii. Budgeted average gross profit margin based on those achieved in the period immediately before the budget period, adjusted for expected efficiency improvements and inflation;

iii. Forecast consumer price indices during the budget period for countries from which raw materials are purchased are consistent with external sources of information; and

iv. Expected project progress and timing of certification of contract sums by customers based on past experience on similar projects.

A discount rate of 9.96% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

11. Deferred Tax
Movements in deferred tax assets and liabilities (prior to offsetting of balances) during the year are as follows:

	At Jan 1, 2004 $'000	Charged/ (credited) to profit and loss account (note 29) $'000	Acquisition of subsidiary $'000	Translation adjustments $'000	At Dec 31, 2004 $'000
Group					
Deferred tax liabilities					
Property, plant and equipment	129,043	33,289	102	994	163,428
Interest in associates	12,918	(8,771)	–	–	4,147
Trade and other receivables	–	87	–	–	87
Provisions	–	1,300	–	–	1,300
Other items	960	1,610	–	(358)	2,212
Total	142,921	27,515	102	636	171,174
Deferred tax assets					
Property, plant and equipment	(4,091)	(323)	–	(98)	(4,512)
Inventories	(1,358)	231	–	(104)	(1,231)
Trade receivables	(4,442)	2,163	–	(45)	(2,324)
Trade and other payables	(3,143)	1,495	–	(39)	(1,687)
Tax losses	(410)	(4,491)	–	(25)	(4,926)
Provisions	(26,443)	4,249	–	(1,794)	(23,988)
Other items	(1,004)	55	–	(1)	(950)
Total	(40,891)	3,379	–	(2,106)	(39,618)
Net Balance	102,030	30,894	102	(1,470)	131,556

11. Deferred Tax *(continued)*

Company	At Jan 1, 2004 $'000	Charged/ (credited) to profit and loss account $'000	At Dec 31, 2004 $'000
Deferred tax liabilities			
Property, plant and equipment	195	–	195

Deferred tax liabilities and assets are set off when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority. The following amounts, determined after appropriate offsetting are as follows:

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Deferred tax liabilities	(150,648)	(117,203)	(195)	(195)
Deferred tax assets	19,092	15,173	–	–
	(131,556)	(102,030)	(195)	(195)

The following items have not been included in the computation of deferred tax assets.

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Deductible temporary differences	114,612	101,685	8,883	596
Tax losses	464,354	312,703	–	–
Capital allowances	94,453	122,400	–	–
	673,419	536,788	8,883	596

The tax losses of the Group amounting to $187,100,000 (2003: $142,748,000) expire between 2005 and 2019 (2003: 2004 and 2012). The deductible temporary differences do not expire under current tax legislation.

Deferred tax assets have not been recognised under the following circumstances:

a. where they are qualified for offset against the tax liabilities of member companies within the Group under the Loss Transfer System of Group Relief but the terms of the transfer have not been ascertained as at year end; and

b. where it is uncertain that future taxable profit will be available against which the Group can utilise the benefits.

12. Inventories and Work-In-Progress

	Note	Group 2004 $'000	Group 2003 $'000
Raw materials		**87,365**	40,060
Finished goods		**76,071**	64,156
		163,436	104,216
Allowance for inventory obsolescence		**(9,928)**	(10,481)
		153,508	93,735
Work-in-progress	a	**507,812**	459,766
		661,320	553,501
Properties held for sale, at cost	b	**110,844**	154,886
Allowance for foreseeable losses		**(37,739)**	(52,269)
		73,105	102,617
		734,425	656,118

Inventory includes raw materials and finished goods stated at net realisable value of approximately $154 million (2003: $94 million).

	Group 2004 $'000	Group 2003 $'000
a. Work-in-progress:		
Costs	**3,414,247**	3,295,699
Attributable profits	**19,069**	63,246
Allowance for foreseeable losses	**(31,482)**	(82,119)
	3,401,834	3,276,826
Progress billings received and receivable	**(3,141,369)**	(2,949,651)
	260,465	327,175
Comprising:		
Work-in-progress	**507,812**	459,766
Excess of progress billings over work-in-progress	**(247,347)**	(132,591)
	260,465	327,175

b. Properties held for sale relate to a 20-storey residential development at 130 Cairnhill Road, on a freehold land area of 4,304 sqm and with gross floor area of 12,051 sqm.

13. Trade and Other Receivables

	Note	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Trade receivables	23	**855,301**	781,562	**-**	-
Other receivables, deposits and prepayments	24	**424,497**	379,477	**507,758**	32,506
Advance to suppliers		**1,471**	1,882	**-**	-
Amount due from related parties	25	**120,868**	156,725	**64,169**	233,505
Current portion of long-term trade receivables	8	**13,036**	11,464	**-**	-
Current portion of lease	9	**6,066**	5,681	**-**	-
		1,421,239	1,336,791	**571,927**	266,011

14. Asset Held For Sale

The asset held for sale is a vessel which was acquired in June 2004 when a subsidiary exercised its rights as mortgagee to take possession of asset when the owners defaulted on their payment under financing term granted in respect of the vessel's repairs. The legal title of the vessel was transferred to a subsidiary company upon possession of the vessel. The appraised value of the vessel is in excess of the cost.

15. Cash and Cash Equivalents

		Group		Company	
	Note	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
Bank balances, fixed deposits and cash		2,099,962	679,000	23,264	18,907
Bank overdrafts	19	-	(96)	-	-
		2,099,962	678,904	23,264	18,907
Restricted cash balances	i	-	(55,716)	-	-
Amounts used in cash flow statements		2,099,962	623,188	23,264	18,907

Included in the bank balances, deposits and cash of the Group are the following:

i. Restricted cash balances in 2003 represented fixed deposits of $54,379,000 pledged as security for bank facilities granted to certain subsidiaries and cash at bank of $1,337,212 frozen in foreign banks which are not immediately available for use.

ii. Cash at bank in 2003 included an amount of $38,743,135 held under The Project Account Rules under the Housing Developers, withdrawals of which are restricted to payments for development expenditure incurred for property developed for sales.

iii. The use of subsidiaries' cash and cash equivalents of $132,220,000 (2003: $201,590,175) is restricted to working capital purpose and repayments of loan in accordance with the terms stipulated in the loan agreement entered by the subsidiary with its bankers.

16. Trade and Other Payables

		Group		Company	
	Note	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
Trade payables		689,086	615,607	-	-
Advance payments from customers		71,067	59,100	-	-
Amount due to related parties	25	87,922	88,978	1,378,571	1,379,562
Other payables and accrued charges	26	1,248,996	709,405	106,381	16,579
		2,097,071	1,473,090	1,484,952	1,396,141

17. Provisions

Group

	Loan undertakings $'000	Obligations relating to disposal of business $'000	Net exposure arising from legal claims $'000	Legal, professional, and other related expenses $'000	Provision for onerous contract $'000	Provision for claims $'000	Others $'000	Total $'000
Balance at beginning of year	18,805	1,437	156,000	50,000	35,441	11,997	22,373	296,053
Translation adjustments	-	-	-	-	1,871	-	570	2,441
Disposal of subsidiaries	-	-	-	-	-	-	(23)	(23)
Provision made/(written back) during the year, net	(156)	-	409,000	-	(20,799)	(2,833)	2,655	387,867
Provisions utilised during the year	(193)	-	-	-	-	(1,393)	(4,319)	(5,905)
Balance at end of year	18,456	1,437	565,000	50,000	16,513	7,771	21,256	680,433
Provision due:								
- within 1 year	17,798	1,437	565,000	50,000	6,339	7,771	13,481	661,826
- after 1 year	658	-	-	-	10,174	-	7,775	18,607
	18,456	1,437	565,000	50,000	16,513	7,771	21,256	680,433

Loan Undertakings
This relates to the Group's share of loan undertakings of joint ventures, associates and other investee companies.

Obligations Relating to Disposal of Business
This mainly relates to the disposal of marine services business in which a subsidiary retains certain obligations in respect of outstanding receivables, salvage and insurance claims, and vessels condition pursuant to the Sales and Purchase Agreement.

Net Exposure Arising from Legal Claims
The provision represents the Group's exposure to the ongoing litigations, as detailed in note 37.

Provision for Onerous Contracts
A subsidiary has long-term power purchase and site service agreements with a customer. Based on certain contract terms which the subsidiary considered to be onerous, a provision has been made for the future anticipated excess costs that are expected to be incurred. These are calculated based on forward commodity market prices and discounted to net present value using a rate of 11.5% (2003: 11%). This provision is remeasured at each year-end.

Provision for Claims
This provision relates to the obligations arising from contractual and commercial arrangements in a subsidiary's operations, based on the best estimate of the outflow considering both contractual and commercial factors. These claims are expected to be settled by the middle of 2005.

Others
This relates mainly to provision for:

i. Losses and other claims in respect of customers' inventories managed by a subsidiary;

ii. Warranty in respect of a completed project. The provision is based on estimates made from historical warranty data associated with similar projects;

iii. Deferred contingent consideration in respect of amounts payable by a subsidiary under the purchase agreement for assets and working capital subject to the satisfaction of certain conditions; and

iv. Restoration costs relating to cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the operating lease agreements. The subsidiary expects to incur the liability upon termination of the lease.

18. Employee Benefits

	Note	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Compensation cost for Share Option Plan	a	**3,297**	2,238	**3,297**	2,238
Provision for retirement benefit and gratuities	b	**55,585**	51,135	**-**	-
		58,882	53,373	**3,297**	2,238
Current		**6,284**	3,542	**2,544**	1,684
Non-current		**52,598**	49,831	**753**	554
		58,882	53,373	**3,297**	2,238

a. Compensation Costs for Share Option Plan

Movements in compensation cost for share option plan are as follows:

	Note	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Balance at beginning of the year		**2,238**	1,142	**2,238**	1,142
Provision made during the year, net of amount written back	28a	**1,561**	1,371	**1,561**	1,371
Provision utilised during the year		**(502)**	(275)	**(502)**	(275)
Balance at end of the year		**3,297**	2,238	**3,297**	2,238

Share-based Incentive Plans

The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 3, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat (Chairman)
Goh Geok Ling
K Shanmugam
S Iswaran (January 1, 2004 to April 30, 2004)

The Share Option Plan is the incentive scheme for directors and employees of the Company and its subsidiaries (the "Group") whereas the Performance Share Plan and Restricted Stock Plan are aimed primarily at key executives of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's Parent Group and non-executive directors and employees of the Company's associates, are given an opportunity to participate in the equity of the Company.

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group, Parent Group or the Company's associates by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc, or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised Options. The Committee may determine the number of Shares comprised in that Option which may be exercised and the period during which such Option shall be exercisable, being a period not later than the expiry of the Exercise Period in respect of that Option. Such Option may be exercised at any time notwithstanding that the date of exercise of such Option falls on a date prior to the first day of the Exercise Period in respect of such Option.

18. Employee Benefits *(continued)*

a. Share - based Incentive Plans *(continued)*

The Company designates Temasek Holdings (Private) Limited as the Parent Company and the Singapore Technologies Pte Ltd Group as being part of the Parent Group.

The Performance Share Plan and Restricted Stock Plan award fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. There are no vesting periods beyond the performance achievement periods. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis. Performance-based restricted awards differ from awards granted under the Performance Share Plan in that an extended vesting period is imposed beyond the performance target completion date.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant.

ii. The options can be exercised 12 months after the grant for market price options and 24 months for discounted options. Further vesting period for the exercise of the options may be set.

iii. The options granted expire after 5 years for non-executive directors, associates' employees and 10 years for the employees of Group and Parent Group.

Notes to the Financial Statements

Year ended December 31, 2004

18. Employee Benefits *(continued)*

Share Option Plan

At the end of the financial year, details of the options granted under the Share Option Plan on unissued shares of $0.25 each of the Company are as follows:

SembCorp Industries Ltd

Ordinary shares of $0.25 each

Date of grant of options	Exercise price	Number of options outstanding at Jan 1, 2004	Options granted	Options exercised	Options cancelled/ lapsed not accepted	Number of options outstanding at Dec 31, 2004	Number of options exercisable at Jan 1, 2004	Number of options exercisable at Dec 31, 2004	Proceeds on options exercised during the year: Credited to share capital $'000	Proceeds on options exercised during the year: Credited to share premium $'000	Exercise period
19/5/1999	$2.26	406,189	–	–	(406,189)	–	406,189	–	–	–	20/5/2001 to 19/5/2004
15/9/1999	$2.12	14,000	–	–	(14,000)	–	14,000	–	–	–	16/9/2001 to 15/9/2004
26/6/2000	$1.99	734,000	–	–	(8,000)	726,000	560,000	726,000	–	–	27/6/2001 to 26/6/2005
26/6/2000	$1.99	10,473,900	–	–	(1,382,300)	9,091,600	9,921,750	9,091,600	–	–	27/6/2001 to 26/6/2010
24/7/2000	$2.26	6,420,484	–	–	(853,713)	5,566,771	6,420,484	5,566,771	–	–	20/5/2001 to 19/5/2009
24/7/2000	$2.12	204,455	–	–	(34,978)	169,477	204,455	169,477	–	–	16/9/2001 to 15/9/2009
19/4/2001	$1.55	777,000	–	–	–	777,000	481,000	616,500	–	–	20/4/2002 to 19/4/2006
19/4/2001	$1.55	12,621,000	–	(4,000)	(1,804,700)	10,812,300	8,349,750	8,716,300	1	5	20/4/2002 to 19/4/2011
7/5/2002	$1.59	405,000	–	–	–	405,000	133,125	236,250	–	–	8/5/2003 to 7/5/2007
7/5/2002	$1.59	7,605,500	–	–	(889,500)	6,716,000	3,795,875	4,252,500	–	–	8/5/2003 to 7/5/2012
17/10/2002	$0.98	360,000	–	(59,000)	(3,000)	298,000	124,125	128,250	15	43	18/10/2003 to 17/10/2007
17/10/2002	$0.98	6,832,125	–	(2,370,825)	(410,875)	4,050,425	2,991,375	1,549,050	593	1,730	18/10/2003 to 17/10/2012
2/6/2003	$1.14	379,500	–	(38,750)	(5,000)	335,750	17,500	93,750	10	34	3/6/2004 to 2/6/2008
2/6/2003	$1.14	7,747,000	–	(1,396,574)	(476,875)	5,873,551	236,500	1,893,676	349	1,243	3/6/2004 to 2/6/2013
18/11/2003	$1.29	379,500	–	(20,250)	(6,000)	353,250	–	98,125	5	21	19/11/2004 to 18/11/2008
18/11/2003	$1.29	7,587,000	–	(868,922)	(452,500)	6,265,578	15,000	2,268,703	217	904	19/11/2004 to 18/11/2013
17/5/2004	$1.35	–	399,500	–	(36,000)	363,500	–	–	–	–	18/5/2005 to 17/5/2009
17/5/2004	$1.35	–	9,380,250	(16,000)	(1,396,250)	7,968,000	–	46,000	4	19	18/5/2005 to 17/5/2014
22/11/2004	$1.52	–	347,500	–	(34,000)	313,500	–	–	–	–	23/11/2005 to 22/11/2009
22/11/2004	$1.52	–	9,010,000	–	(1,237,500)	7,772,500	–	1,000	–	–	23/11/2005 to 22/11/2014
		62,946,653	19,137,250	(4,774,321)	(9,451,380)	67,858,202	33,671,128	35,453,952	1,194	3,999	

18. Employee Benefits *(continued)*

Performance Share Plan

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. The final number of shares given will depend on the level of achievement of these targets over the three-year performance period. A specific number of performance shares shall be released by the Committee to the recipient at the end of the performance period provided the minimum level of targets achieved is not less than 80% of the targets set.

Recipients who do not meet at least 80% of the targets set at the end of the performance period will not be granted the performance shares. If the achievement of the targets exceeds 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

During the year, a total of 220,500 performance shares was released by the Committee to the participants for the performance period 2001 to 2003.

The details of performance shares of the Company awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

Performance Shares Participants	Conditional shares awarded during the year	Aggregate conditional shares awarded	Aggregate conditional shares released	Aggregate conditional shares lapsed	Aggregate conditional shares outstanding
Director of the Company					
Wong Kok Siew (deceased on February 16, 2005)	400,000	1,780,000	105,000	475,000	1,200,000
Key Executives of the Group	530,000	2,400,000	115,500	874,500	1,410,000
	930,000	4,180,000	220,500	1,349,500	2,610,000

The total number of performance shares in awards granted conditionally and representing 100% of targets achieved, but not released as at end 2004, was 2,610,000. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 5,220,000 performance shares.

In accordance with the accounting policy of the Group, during the current financial year, the Group has provided $1,772,000 (2003: $1,394,000) in respect of performance shares based on the market values of the shares at reporting date.

Restricted Stock Plan

In 2002, Wong Kok Siew (deceased on February 16, 2005), a key executive and also an executive director of the Board, was awarded 1,000,000 shares under the Restricted Stock Plan which will be vested over a period of 5 years. The award of 200,000 restricted stocks will be vested and issued to him annually from 2002. An award of 200,000 restricted stocks were vested and issued to him during the year via the purchase of existing shares at $1.4038 per share. The remaining restricted stocks not issued as at December 31, 2004 are 400,000 and are vested with effect from February 16, 2005 as approved by the Committee.

The maximum number of performance shares and restricted stocks which could be delivered, when aggregated with the number of new shares issued and issuable in respect of all options granted, is within the 15% limit of the share capital of the Company on the day preceding the relevant date of the grant.

18. Employee Benefits *(continued)*

b. Provision for retirement benefits and gratuities

Movements in provision for retirement benefits and gratuities are as follows:

	Note	Group 2004 $'000	Group 2003 $'000
Balance at beginning of the year		51,135	4,877
Translation adjustments		3,635	775
Acquisition of subsidiaries		-	43,408
Provision made during the year, net of amount written back	28a	1,519	2,507
Provision utilised		(704)	(432)
Balance at end of the year		55,585	51,135

c. Defined Benefit Obligations

Our Group's two subsidiaries in United Kingdom provide pension arrangement to its employees through a defined benefit plan and the related costs are assessed in accordance with the advice of professionally qualified actuaries. The pension scheme is funded by the payment of contributions to separately administered trust funds.

The details of the plans are as follows:

	Group 2004 $'000	Group 2003 $'000
Present value of unfunded obligations	33,471	24,648
Present value of funded obligations	285,293	230,516
Fair value of plan assets	(227,517)	(186,456)
Present value of net obligations	91,247	68,708
Actuarial losses not recognised in accordance with FRS 19	(39,370)	(22,003)
Net liability	51,877	46,705

	Group 2004 $'000	Group 2003 $'000
Movements in the net liability/(asset) are as follows:		
At beginning of the year	46,705	(258)
Acquired in business acquisition	-	44,089
Contributions to pension fund	(8,917)	(6,994)
Expenses recognised during the year	10,454	9,785
Translation difference	3,635	83
	51,877	46,705

Expense recognised in the profit and loss account

	Note	Group 2004 $'000	Group 2003 $'000
Current service costs		9,090	7,582
Interest on obligation		14,365	9,492
Expected return on plan assets		(14,230)	(8,316)
Actuarial losses		1,229	1,027
	28a	10,454	9,785

18. Employee Benefits *(continued)*

c. Defined Benefit Obligations *(continued)*

The expense is recognised in the following line items in the profit and loss account:

	Group	
	2004	2003
	$'000	$'000
Cost of sales	**6,636**	7,112
Administrative expenses	**4,048**	2,226
Finance (income) / costs (net)	**(230)**	447
	10,454	9,785
Actual return in value of plan assets	**5,699**	8,442

Principal actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed range):

	Group	
	2004	2003
	%	%
Discount rate at December 31	**5.1 - 5.2**	5.3 - 5.4
Expected return on plan assets at December 31	**Note (i)**	Note (i)
Future annual salary increases	**3.8 - 4.3**	3.8 - 4.3
Future pension increases	**2.7 - 3.7**	2.8 - 3.7

Note (i) The expected return on plan assets at December 31, 2004 are 6.9% and 7.5% (2003: 2.7% and 7.2%) for the two defined benefit plans.

Past service cost and net actuarial results are amortised over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is 13 years (2003: 16 years).

19. Interest-Bearing Borrowings

		Group		Company	
	Note	2004	2003	2004	2003
		$'000	$'000	$'000	$'000
Non-current liabilities					
Secured term loans	a	**421,271**	781,185	**-**	-
Unsecured term loans	b	**398,104**	468,997	**150,000**	400,000
Finance lease liabilities	c	**1,552**	2,069	**-**	-
		820,927	1,252,251	**150,000**	400,000
Current liabilities					
Bank overdrafts	15	**-**	96	**-**	-
Secured term loans	a	**138,901**	104,262	**-**	-
Unsecured term loans	b	**827,267**	575,204	**250,000**	100,000
Finance lease liabilities	c	**2,276**	2,487	**-**	-
		968,444	682,049	**250,000**	100,000
		1,789,371	1,934,300	**400,000**	500,000

19. Interest-Bearing Borrowings *(continued)*

Maturity of liabilities (excluding finance lease liabilities)

	Group		Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Within 1 year	966,168	679,562	250,000	100,000
After 1 year but within 5 years	632,048	860,473	150,000	400,000
After 5 years	187,327	389,709	-	-
Total borrowings	1,785,543	1,929,744	400,000	500,000

a. The secured loans are collaterised by the following assets:

	Net Book Value	
	2004	2003
	$'000	$'000
Property, plant and equipment		
– leasehold and freehold land	261,666	264,726
– plant and machinery	592,588	906,318
– others	2,425	9,708
Capital work-in-progress	144	80
Trade receivables	-	7,698
Other current assets	-	106
	856,823	1,188,636

b. **Unsecured medium term notes of the Group**

During the year, a wholly owned treasury vehicle of the Company, SembCorp Financial Services Pte Ltd (the "Issuer"), has established a $1.5 billion Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme"). Pursuant to this, the Company, together with other subsidiaries of the Company (together with the Issuer, the "Issuing Subsidiaries"), may from time to time issue debt under the Programme. The obligations of the Issuing Subsidiaries under the Notes will be fully guaranteed by the Company.

The Programme will replace the existing $2.0 billion Multicurrency Debt Issuance Programme established by the Company ("the Existing Programme") in October 2000. No further debt issuances will be made under the Existing Programme, and the outstanding debt issuances of $250 million and $150 million will be allowed to mature on their respective maturity dates of October 31, 2005 and June 7, 2008. Upon maturity of all the outstanding debt issued, the Existing Programme will be terminated.

During the year, a subsidiary, SembCorp Marine Ltd ("SCM") established a $500 million Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme") pursuant to which the subsidiary together with its subsidiaries Jurong Shipyard Pte Ltd and Sembawang Shipyard Pte Ltd ("Issuing SCM Subsidiaries"), may from time to time issue the notes. The obligations of Issuing SCM Subsidiaries under the Notes will be fully guaranteed by SCM.

The 1st series of $150 million 5-year fixed rate notes issued by SCM on September 27, 2004, is redeemable at par on September 26, 2009 and bears fixed interest rate of 3.0% per annum and is listed on the Singapore Exchange Securities Trading Limited.

The terms of unsecured medium term notes issued by the Company under the existing Programme are as follows:

	Amount	Redeemable at par on:
	$'000	
Tranche 1	250,000	October 31, 2005
Tranche 2	150,000	June 6, 2008
	400,000	

19. Interest-Bearing Borrowings *(continued)*

c. Finance leases liabilities

The Group has obligations under finance leases that are payable as follows:

	2004			2003		
	Payments	Interest	Principal	Payments	Interest	Principal
	$'000	$'000	$'000	$'000	$'000	$'000
Group						
Within 1 year	**2,384**	**108**	**2,276**	2,751	264	2,487
After 1 year but within 5 years	**1,646**	**97**	**1,549**	2,224	226	1,998
After 5 years	**3**	**-**	**3**	80	9	71
	1,649	**97**	**1,552**	2,304	235	2,069
Total	**4,033**	**205**	**3,828**	5,055	499	4,556

Under the terms of the lease agreements, no contingent rents are payable. The interest rates range from 2.6 % to 14.1% (2003: 2.5% to 12.28%) per annum.

20. Other Long-Term Liabilities

	Note	Group 2004	Group 2003
		$'000	$'000
Deferred income	a	**46,176**	52,850
Deferred grants		**894**	1,058
Amount due to related parties	25	**52,300**	73,840
Other long-term loan	b	**4,000**	4,000
Deposits from customers		**-**	1,125
		103,370	132,873

a. Deferred income relates mainly to advance payment received from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities.

b. Included in other long-term loan is a loan to a subsidiary from a shareholder of an investee company held by that subsidiary amounting to $2,500,000 (2003: $2,500,000). The loan is unsecured, interest free and is repayable after 12 months. The subsidiary has granted an option to this shareholder to purchase all of the subsidiary's interest in the investee company for $2,500,000 (2003: $2,500,000).

21. Share Capital

	Group and Company 2004	Group and Company 2003
	$'000	$'000
Authorised:		
2,000,000,000 ordinary shares of $0.25 each	**500,000**	500,000
Issued and fully paid:		
1,826,489,385 (2003: 1,821,715,064) ordinary shares of $0.25 each	**456,623**	455,429

During the financial year, the Company issued 4,774,321 ordinary shares of $0.25 each fully paid for cash upon the exercise of the options under the Company's Share Option Plan.

As at December 31, 2004, there were 67,858,202 (December 31, 2003: 62,946,653) unissued ordinary shares of $0.25 each granted under the Company's Share Option Plan.

22. Reserves – The Group and The Company

Share Premium

The application of the share premium account is governed by Section 69 of the Companies Act, Chapter 50.

Merger Reserve

Merger reserve represents the difference between the nominal value of shares issued by the Company in exchange for the nominal value of shares acquired in respect of the acquisition of subsidiaries accounted for under the pooling of interest method.

Capital Reserve

The capital reserve includes the Group's share of capital reserves of associates and joint ventures, capitalisation of accumulated profits for issue of bonus shares by subsidiaries, and capital reserve (net of goodwill) on consolidation of subsidiaries, capital redemption reserve and convertible loan stock reserve.

Currency Translation Reserve

The currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Group, as well as from the translation of liabilities that hedge the Group's net investment in foreign entities.

23. Trade Receivables

		Group	
	Note	2004	2003
		$'000	$'000
Trade receivables including work completed but unbilled		**938,857**	953,301
Allowance for doubtful receivables		**(34,959)**	(46,338)
		903,898	906,963
Long-term trade receivables	8	**(48,597)**	(125,401)
	13	**855,301**	781,562

Included in trade receivables are retention monies on contracts amounting to $64,117,191 (2003: $61,068,342).

24. Other Receivables, Deposits and Prepayments

	Note	Group 2004	Group 2003	Company 2004	Company 2003
		$'000	$'000	$'000	$'000
Deposits		11,843	10,338	292	380
Prepayments		31,281	41,747	841	849
Tax recoverable		106,529	82,444	52,697	30,709
Sundry receivables	a	117,399	110,003	610	613
Unbilled receivables	b	165,688	107,336	-	-
Loan receivables		13,749	8,822	-	-
Recoverables	c	11,039	45,232	-	-
Interest receivable		1,149	830	-	-
Dividend receivables	d	-	-	453,378	-
		458,677	406,752	507,818	32,551
Allowance for doubtful receivables		(34,180)	(27,275)	(60)	(45)
	13	424,497	379,477	507,758	32,506

a. Sundry receivables include the following:
   i. Amount due from the end-users in respect of the Take-or-Pay arrangement under the End-Users Agreements.
   ii. Amount of $49,699 (2003: $351,839) in respect of loans to directors of the subsidiaries and associates which were granted in accordance with employee loan schemes approved by the members of the subsidiaries and associates.

b. Unbilled receivables represent revenue accrued for sale of utilities services, gas and other related products.

c. In 2003, recoverable amount for the Group included $32 million in respect of financing provided by a subsidiary to its customer for a vessel repair. It carried an interest rate of 4% per annum. This receivable, together with the trade receivable of $21 million, was secured by the first legal mortgage over the vessel. During the year, the subsidiary exercised its rights as mortgagee to take possession of the vessel as detailed in Note 14.

d. The amount was received on January 4, 2005.

Notes to the Financial Statements

Year ended December 31, 2004

25. Amounts Due from/(to) Related Parties

	Note	Ultimate holding company		Associates		Joint ventures		Related companies		Minority Shareholders of subsidiaries		Total	
		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Group													
Amounts due from:													
Trade		**-**	-	**20,568**	24,480	**7,167**	19,150	**31,080**	34,104	**1,679**	1,442	**60,494**	79,176
Loans		**-**	-	**66,166**	108,634	**34,867**	37,784	**-**	-	**-**	-	**101,033**	146,418
Non-trade		**168**	164	**65,774**	88,512	**15,351**	20,032	**24,193**	24,450	**362**	122	**105,848**	133,280
		168	164	**152,508**	221,626	**57,385**	76,966	**55,273**	58,554	**2,041**	1,564	**267,375**	358,874
Allowance for doubtful receivables		**(164)**	(164)	**(106,417)**	(148,446)	**(29,667)**	(30,733)	**(1,030)**	(3,222)	**-**	-	**(137,278)**	(182,565)
		4	-	**46,091**	73,180	**27,718**	46,233	**54,243**	55,332	**2,041**	1,564	**130,097**	176,309
Amounts due:													
Within 1 year	13	**4**	-	**37,577**	54,811	**27,003**	45,018	**54,243**	55,332	**2,041**	1,564	**120,868**	156,725
After 1 year	8	**-**	-	**8,514**	18,369	**715**	1,215	**-**	-	**-**	-	**9,229**	19,584
		4	-	**46,091**	73,180	**27,718**	46,233	**54,243**	55,332	**2,041**	1,564	**130,097**	176,309

i. Included in loans due from joint ventures is 1% unsecured loan stocks 1999 of $5,250,000 (2003: $5,250,000) which may, at option of a subsidiary, be converted at a certain ratio into shares in whole or in part at any time prior to the maturity date provided that all the stockholders shall convert the stocks at the same time. The maturity date of the loan stocks has been extended from October 16, 2003 to October 16, 2006.

ii. Included in non-trade balance due from related companies are floating rate notes of $18,000,000 (2003: $23,500,000) issued by a related corporation, ST Treasury Services Limited and guaranteed by a related corporation, Singapore Technologies Pte Ltd. Interest on the floating rate notes range from 0.88% to 1.52% (2003: 0.79% to 1.26%) per annum.

iii. The long-term loans to associates and joint ventures are unsecured and are not expected to be repaid in the next 12 months. The loans to joint ventures bear interest ranging from 4% to 7% (2003: 4% to 7%) per annum while the loans to associates are interest free.

iv. Except as disclosed above, the remaining non-trade balances are unsecured, repayable on demand and interest free.

25. Amounts Due from/(to) Related Parties *(continued)*

	Note	Associates		Joint ventures		Related companies		Minority Shareholders of subsidiaries		Total	
		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Group											
Amounts due to:											
Trade		**(5,197)**	(12,220)	**(108)**	(502)	**(4,039)**	(3,454)	**(889)**	(405)	**(10,233)**	(16,581)
Non-trade		**(5,354)**	(6,877)	**(5,263)**	(9,532)	**(574)**	(2,380)	**(5,114)**	(9,403)	**(16,305)**	(28,192)
Loans		**(24,352)**	(28,203)	**–**	–	**–**	(5,680)	**(89,332)**	(84,162)	**(113,684)**	(118,045)
		(34,903)	(47,300)	**(5,371)**	(10,034)	**(4,613)**	(11,514)	**(95,335)**	(93,970)	**(140,222)**	(162,818)
Amounts due:											
Within 1 year	16	**(34,177)**	(46,573)	**(5,371)**	(6,448)	**(4,613)**	(5,309)	**(43,761)**	(30,648)	**(87,922)**	(88,978)
After 1 year	20	**(726)**	(727)	**–**	(3,586)	**–**	(6,205)	**(51,574)**	(63,322)	**(52,300)**	(73,840)
		(34,903)	(47,300)	**(5,371)**	(10,034)	**(4,613)**	(11,514)	**(95,335)**	(93,970)	**(140,222)**	(162,818)

Included in loans due to minority shareholders of subsidiaries is a loan amounting to $55,195,000 (2003: $55,195,000) repayable in twenty semi – annual instalments commencing on April 22, 2002. The loan bears interest at three-months Singapore Dollar deposit rate plus 1.5%. The loan is secured against the leasehold land and building and plant and machinery of a subsidiary. The net book value of these assets amounted to $62,018,000 (2003: $65,218,000). The loan and its accrued interest are currently undergoing restructuring with regards to interest rate, security and repayment terms. The outcome of the restructuring is still not known at present.

	Note	Subsidiaries		Associates		Joint ventures		Related companies		Total	
		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Company											
Amounts due from:											
Non-trade		**6,603**	26,138	**–**	42	**101**	703	**54**	278	**6,758**	27,161
Loans		**57,411**	206,344	**–**	–	**–**	–	**–**	–	**57,411**	206,344
	13	**64,014**	232,482	**–**	42	**101**	703	**54**	278	**64,169**	233,505
Amounts due to:											
Non-trade		**(1,188,310)**	(1,287,301)	**(178)**	(14)	**–**	–	**(83)**	(92)	**(1,188,571)**	(1,287,407)
Loans		**(190,000)**	(92,155)	**–**	–	**–**	–	**–**	–	**(190,000)**	(92,155)
	16	**(1,378,310)**	(1,379,456)	**(178)**	(14)	**–**	–	**(83)**	(92)	**(1,378,571)**	(1,379,562)

26. Other Payables and Accrued Charges

		Group		Company	
	Note	**2004**	2003	**2004**	2003
		$'000	$'000	**$'000**	$'000
Accrued operating expenses		**732,724**	591,955	**11,714**	12,158
Deposits		**14,546**	13,775	**-**	-
Accrued interest payable		**20,843**	21,749	**2,330**	2,550
Other payables		**92,992**	81,926	**1,015**	1,871
Dividend payable	a	**387,891**	-	**91,322**	-
	16	**1,248,996**	709,405	**106,381**	16,579

a. The Group's dividend payable of $387,891,000 comprises the Company's declared special interim dividend of $91,322,000 and the special interim dividend declared by a subsidiary payable to the subsidiary's minority shareholders of $296,569,000, paid on January 7, 2005 and January 4, 2005 respectively.

27. Turnover

Turnover comprises the following:

	Group	
	2004	2003
	$'000	$'000
Utilities services	**400,446**	354,133
Sale of gas, water and electricity	**1,903,465**	1,008,114
Construction and engineering related activities	**1,410,484**	1,373,632
Environmental management and related services	**200,225**	189,788
Integrated logistics and related services	**392,094**	389,889
Ship repair, building, conversion and related services	**1,315,086**	1,020,695
Rental income and property management service fees	**37,706**	31,221
Sales of goods	**183,672**	157,264
Miscellaneous services rendered (net)	**48,919**	58,912
Property sales	**33,996**	33,218
Ship chartering	**12,798**	19,618
Others	**5,071**	5,176
	5,943,962	4,641,660

28. Profit from Ordinary Activities before Taxation

Profit from ordinary activities before taxation include the following:

		Group	
	Note	**2004**	2003
		$'000	$'000
a. Staff costs			
Staff costs		**584,160**	554,229
Included in staff costs are:			
Directors' remuneration		**2,885**	2,314
Provision made/(written back) for:			
– share-based incentives	18a	**1,561**	1,371
– retirement benefits and gratuities	18b	**1,519**	2,507
Contributions to:			
– defined benefit plan	18c	**10,454**	9,785
– defined contribution plan		**28,035**	32,305
Number of employees as at December 31		**17,134**	16,420

28. Profit from Ordinary Activities before Taxation *(continued)*

	Note	Group 2004 $'000	Group 2003 $'000
b. Other expenses			
Allowance made/(written back) for impairment losses			
– property, plant and equipment	3	2,712	5,982
– interests in associates		(930)	–
– interests in joint ventures		269	–
– other financial assets		(16,586)	(2,954)
Amortisation			
– intangible assets	10	1,517	5,689
– loan stock discount		519	425
– goodwill for associates and joint ventures		–	1,447
Non-audit fees paid/payable			
– auditors of the Company		326	873
– other auditors		570	399
Depreciation of property, plant and equipment	3	180,153	172,355
Professional fee paid to director or a firm in which a director is a member		238	410
Operating lease expenses		35,538	37,808
Property, plant and equipment written off		138	280
Intangible assets written off	10	378	9
c. Non-operating income			
Exchange (loss)/gain		(491)	3,801
Grants received			
– income related		423	610
Gross dividend income		1,415	699
Interest income			
– related companies		2,834	3,257
– associates and joint ventures		1,346	5,782
– banks and others		19,485	14,355
Gain/(Loss) from disposal of			
– property, plant and equipment (net)		13,343	9,911
– subsidiaries		1,147	(471)
– associates		1,082,690	8,111
– joint ventures		3,444	1,951
– financial assets		(2,707)	5,012
Rental income			
– related companies		392	357
– associates and joint ventures		10	97
d. Interest costs			
Interest paid and payable to			
– related companies		–	351
– associates and joint ventures		86	210
– unsecured loan stocks		15	1,760
– bank loans and others		74,906	76,912
		75,007	79,233

28. Profit from Ordinary Activities before Taxation *(continued)*

	Group	
	2004	2003
	$'000	$'000
e. Exceptional items included in:		
Cost of goods sold		
Work-in-progress written off	(86,331)	–
General and administrative expenses		
Provision for net exposure arising from legal claims	(415,000)	–
Non-operating income		
Gain on disposals/dilution of investments and business	1,080,664	106,082
	579,333	106,082
Less: Tax and Minority Interest	(415,518)	(4,632)
Net exceptional items	163,815	101,450

29. Income Taxes

	Group	
	2004	2003
	$'000	$'000
Current tax expense		
Current year	26,328	34,725
(Over)/Under provided in prior years	(2,839)	1,828
	23,489	36,553
Deferred tax expense		
Movements in temporary differences	35,608	15,987
Reduction in tax rate	(7,911)	–
Under/(Over) provided in prior years	3,197	(171)
	30,894	15,816
	54,383	52,369
Share of taxation:		
– associates	29,585	25,305
– jointly-controlled entities	9,605	10,533
Income tax expense	93,573	88,207

Reconciliation of effective tax rate

Group	2004 $'000	2003 $'000
Profit before share of results of associates and joint ventures, and tax	859,915	325,173
Income tax using Singapore tax rates	171,983	71,538
Effect of reduction in tax rates	(7,911)	–
Effect of different tax rates in other countries	(1,925)	2,867
Tax benefits received on losses transferred	7,976	–
Tax incentives and income not subject to tax	(313,810)	(47,219)
Expenses not deductible for tax purposes	175,282	30,727
Utilisation of tax losses	(2,589)	(3,097)
Under provided in prior years	358	1,657
Deferred tax benefit not recognised	30,664	14,190
Group tax relief	(8,242)	(18,889)
Others	2,597	595
Income tax expense	54,383	52,369

30. Earnings Per Share - The Group

	Group	
	2004	2003
	$'000	$'000
a. Basic earnings per share		
Basic earnings per share is based on:		
i. Net profit for the year	**395,495**	285,135
ii. Weighted average number of ordinary shares (thousands):		
Issued ordinary shares at beginning of the year	**1,821,715**	1,820,861
Weighted average number of shares issued under Share Option Plan	**1,488**	332
	1,823,203	1,821,193

b. Diluted earnings per share

The average fair value of one ordinary share during 2004 was $1.4300 (2003: $1.1946) per share.

In calculating diluted earnings per share, the weighted average number of ordinary shares is adjusted for the effects of all dilutive potential ordinary shares.

The weighted average number of ordinary shares adjusted for the unissued ordinary shares under the Share Option Plan can be specified as follows:

	Group	
	2004	2003
	'000	'000
Weighted average number of shares issued used in the calculation of basic earnings per share	**1,823,203**	1,821,193
Weighted average number of unissued ordinary shares under Share Option Plan	**25,508**	14,869
Number of shares that would have been issued at fair value	**(21,766)**	(13,287)
Weighted average number of ordinary shares	**1,826,945**	1,822,775

31. Dividends

The directors have proposed a final dividend of 5 cents per share less tax (2003: 5 cents per share less tax) in respect of the financial year ended December 31, 2004. The proposed dividend is subject to approval by shareholders at the next Annual General Meeting to be convened and has not been included as a liability in the financial statements.

Together with the special interim dividend of 6.25 cents per share less tax (2003: 2 cents per share less tax), total dividend for the current financial year will be 11.25 cents per share less tax (2003: 7 cents per share less tax).

32. Discontinuing Operations

In 1998, pursuant to the merger between Singapore Technologies Industrial Corporation Ltd and Sembawang Corporation Limited, the Board of Directors approved the Group's plan to exit from its non-core businesses, namely property development, financial services and hotels and resorts so as to focus on its core businesses. These non-core businesses are included under the "Others" segment.

During the financial year, certain subsidiaries in the "Others" segment were sold or placed under voluntary liquidation. The Group continues to actively seek buyers for its non-core businesses.

32. Discontinuing Operations *(continued)*

The total assets and liabilities, results and cash flows of the discontinuing operations are as follows:

	Property development $'000	Financial services $'000	Hotels and resorts $'000	Total $'000
2004				
Balance Sheet				
Total assets	100,177	4,451	208,804	313,432
Total liabilities	(226,368)	(1,577)	(231,468)	(459,413)
Profit and Loss account				
Turnover	34,836	118	42,123	77,077
Total expenses	(31,284)	844	(47,766)	(78,206)
Profit/(Loss) before taxation	3,552	962	(5,643)	(1,129)
Taxation	63	(845)	(468)	(1,250)
Profit/(Loss) after taxation	3,615	117	(6,111)	(2,379)
Minority interests	-	-	243	243
Net profit/(loss) attributable to shareholders	3,615	117	(5,868)	(2,136)
Cash Flows				
Cash inflow/(outflow) from operating activities	9,403	(3,309)	8,400	14,494
Cash (outflow)/inflow from investing activities	(1)	175	(1,543)	(1,369)
Cash outflow from financing activities	(46,471)	(400)	(9,158)	(56,029)
Net cash outflow	(37,069)	(3,534)	(2,301)	(42,904)
2003				
Balance Sheet				
Total assets	149,512	7,936	250,459	407,907
Total liabilities	(279,318)	(5,574)	(264,527)	(549,419)
Profit and Loss account				
Turnover	33,818	554	42,478	76,850
Total expenses	(31,158)	848	(61,881)	(92,191)
Profit/(Loss) before taxation	2,660	1,402	(19,403)	(15,341)
Taxation	1,607	52	231	1,890
Profit/(Loss) after taxation	4,267	1,454	(19,172)	(13,451)
Minority interests	-	-	134	134
Net profit/(loss) attributable to shareholders	4,267	1,454	(19,038)	(13,317)
Cash Flows				
Cash inflow/(outflow) from operating activities	34,370	15,585	(3,801)	46,154
Cash inflow/(outflow) from investing activities	82	326	(1,223)	(815)
Cash (outflow)/inflow from financing activities	(8,856)	(8,994)	6,849	(11,001)
Net cash inflow	25,596	6,917	1,825	34,338

33. Change in Accounting Policies

On July 1, 2004, the Council on Corporate Disclosure and Governance issued Financial Reporting Standard ("FRS") 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. Accordingly, FRS 22 Business Combinations was withdrawn.

The Group has adopted FRS 103, revised FRS 36 and revised FRS 38. The standards have been applied with effect from January 1, 2004, in accordance to the FRSs.

The adoption of FRS 103, revised FRS 36 and revised FRS 38 resulted in changes in the Group accounting policies for goodwill. The changes are:

a. Goodwill is now stated at cost less any accumulated impairment losses and shall no longer be amortised. Instead impairment is tested annually, or when circumstances change, indicating that goodwill might be impaired;

b. Negative goodwill is now recognised immediately in the profit and loss account, instead of systematically amortised over its useful life; and

c. Goodwill/negative goodwill prior to January 1, 2001 that has been taken to reserves will no longer be taken to the profit and loss account when the business is disposed or discontinued or impaired.

The effects of the adoption of the above FRS 103, revised FRS 36 and revised FRS 38, are:

a. Accumulated profits for the Group as at January 1, 2004 are increased by $33.8 million, arising from the recognition of negative goodwill; and

b. Net profit attributable to shareholders for the financial year 2004 is increased by approximately $286 million as follows:
   i. $10 million of goodwill amortisation which is no longer required to be charged to the profit and loss account;
   ii. $276 million of goodwill which was previously charged directly against reserve and is no longer required to be taken to the profit and loss account upon disposal of an investment in an associate; and
   iii. $0.3 million of goodwill impairment / write-off charged to the profit and loss account.

34. Acquisitions and Disposals of Subsidiaries

During the financial year, there were the following acquisitions and disposals of subsidiaries:

	Date of acquisition	Effective equity interest acquired	Cash Consideration	Impact on Group's net profit
		%	$'000	$'000
a. Acquisitions by:				
Marine Engineering				
Jurong Clavon Pte Ltd	1/1/2004	3.15	394	549
Logistics				
Logistics Training and Consultancy Pte Ltd	7/5/2004	36.27	9	(1)
Environmental Engineering				
Medicare Incin Private Limited	1/9/2004	51	6,559	118

The above acquisitions were accounted for using the purchase method.

The results of the above acquired subsidiaries as though the acquisition date was from January 1, 2004 will not materially affect the revenue and profit of the Group for the year ended December 31, 2004.

34. Acquisitions and Disposals of Subsidiaries *(continued)*

	Date of disposal	Effective equity interest disposed	Impact on Group's 2004 net profit	Impact on Group's 2003 net profit
		%	$'000	$'000
b. Disposals by:				
Others				
Sichuan Huayang Garden City Hotel Co Ltd	31/12/2004	51	(331)	(813)

The effect of acquisitions and disposals of subsidiaries' net assets is set out in the consolidated statement of cash flows on page 172.

35. Related Party Transactions

Identity of related parties

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions with related parties during the year on terms agreed between the parties as follows:

	2004	2003
	$'000	$'000
Related Companies		
Sales	**660,223**	126,004
Purchases including rental	**23,086**	17,937
Management fees paid/payable	**3,686**	1,794
Associates and Joint Ventures		
Sales	**17,752**	72,501
Purchases including rental	**190,998**	320,230

36. Financial Instruments

a. Financial risk management objectives and policies

The Group is subject to market risks including changes in interest rate, foreign currency, and commodity prices as well as credit risk. The Group has written risk management policies which set out the Group's expectations and objectives in the management of risks. Processes are put in place to monitor its risk management activities on a regular and timely basis.

The Group monitors and hedges, where appropriate, its exposure to fluctuations in interest rates, foreign currency and commodity prices. Exposures to foreign currency risks are also hedged naturally where possible.

b. Working Capital Management

The Group manages its working capital requirements with the view to minimise cost and maintain a healthy level of liquidity having regard to the operating environment and expected cash flow of the Group. Working capital requirements are within the credit facilities established and are adequate and available to the Group to meet their obligations.

36. Financial Instruments *(continued)*

c. Credit Risks

The Group monitors its exposure to credit risks arising from sales to trade customers on an on-going basis where credit evaluations are done on customers that require credit.

The Group only deals with pre-approved non-trade customers and financial institutions with good credit rating and imposes a cap on the amount to be transacted with any of these counterparties so as to reduce its concentration risks. To minimise the Group's counterparty's risk, the Group enters derivatives only with creditworthy financial institutions.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheets.

d. Commodity Risks

The Group hedges against fluctuations in commodity prices which affect revenue and cost. Exposures are managed via swaps, options, contract for differences and forward contracts.

Contracts for differences are entered into with its counterparty at a strike price, with or without fixing the quantity upfront to hedge against adverse price movements on the sale of electricity. Exposure to price fluctuations arising on the purchase of fuel is managed via fuel oil swaps where the price of fuel is indexed to a benchmark fuel price index, for example 180 CST fuel oil.

For precious metal commodities, like gold, hedges against fluctuations in metal price are by the use of forward contracts or options to purchase at an agreed price. The quantum of commitment is based on actual or forecasted requirements.

e. Interest Rate Risks

The Group's policy is to maintain an efficient and optimal interest cost structure using a mix of fixed and variable rate debts, and long and short term borrowings. The Group enters into interest rate swaps to minimise its interest rate risk. In accordance with the Group's policy, the duration of such interest rate swaps do not exceed the tenor of the underlying debt.

f. Foreign Currency Risks

The Group operates globally and is exposed to foreign currency exchange rate movement primarily in US Dollars, Swiss Francs, Sterling Pounds, Euros, Australian Dollars, Chinese Renminbi on sales and purchases, assets and liabilities which arise from daily operations. Such risks are hedged either by forward foreign exchange contracts in respect of actual or forecasted currency exposures or hedged naturally by a matching sale, purchase or a matching asset, liability of the same currency and amount.

36. Financial Instruments *(continued)*

g. Effective interest rates and repricing analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they are repriced.

	Note	Effective interest rate %	Total $'000	Within 1 year $'000	1 to 5 years $'000	After 5 years $'000
Group						
2004						
Financial assets						
Debts securities – short-term		3.95	1,688	1,042	499	147
Debts securities – long-term		6.10	87,735	7,735	80,000	–
Lease receivables		4.25	58,751	6,066	25,056	27,629
Balances with related parties		3.19	52,867	52,152	–	715
Trade receivables		4.17	38,448	18,448	17,845	2,155
Other receivables		2.95	15,515	8,516	6,999	–
Cash and cash equivalents		1.30	1,991,074	1,991,074	–	–
			2,246,078	2,085,033	130,399	30,646
Financial liabilities						
Secured term loans:						
– Floating rate loans		4.28	(556,407)	(556,407)	–	–
– Effect of interest rate swaps		3.67	–	300,758	(300,758)	–
			(556,407)	(255,649)	(300,758)	–
– Fixed rate loans		10.78	(3,765)	(2,692)	(1,073)	–
Total secured term loans	19		(560,172)	(258,341)	(301,831)	–
Unsecured term loans:						
– Floating rate loans		1.92	(534,226)	(534,226)	–	–
– Fixed rate loans		5.27	(141,500)	(44,000)	(17,500)	(80,000)
– Medium term notes		3.97	(549,645)	(250,000)	(299,645)	–
Total unsecured term loans	19		(1,225,371)	(828,226)	(317,145)	(80,000)
Lease liabilities	19	8.92	(3,828)	(2,276)	(1,549)	(3)
Balances with related parties		2.25	(88,805)	(39,696)	(39,069)	(10,040)
Bill payables		6.00	(76)	(76)	–	–
			(1,878,252)	(1,128,615)	(659,594)	(90,043)
Total			367,826	956,418	(529,195)	(59,397)

36. Financial Instruments *(continued)*

g. Effective interest rates and repricing analysis *(continued)*

	Note	Effective interest rate	Total	Within 1 year	1 to 5 years	After 5 years
		%	$'000	$'000	$'000	$'000
Group						
2003						
Financial assets						
Debts securities – long-term		6.87	67,737	8,815	7,116	51,806
Lease receivables		4.14	63,183	6,356	24,726	32,101
Balances with related parties		2.26	67,842	66,627	–	1,215
Trade receivables		2.87	117,972	116,926	1,046	–
Other receivables		3.63	40,341	40,341	–	–
Cash and cash equivalents		0.96	587,312	587,312	–	–
			944,387	826,377	32,888	85,122
Financial liabilities						
Secured term loans:						
– Floating rate loans		3.18	(870,531)	(870,531)	–	–
– Effect of interest rate swaps		3.16	–	342,766	(342,766)	–
			(870,531)	(527,765)	(342,766)	–
– Fixed rate loans		9.73	(14,916)	(11,682)	(3,234)	–
Total secured term loans	19		(885,447)	(539,447)	(346,000)	–
Unsecured term loans:						
– Floating rate loans		1.44	(369,656)	(369,656)	–	–
– Fixed rate loans		2.14	(174,545)	(111,507)	(63,038)	–
– Medium term notes		4.11	(500,000)	(100,000)	(400,000)	–
Total unsecured term loans	19		(1,044,201)	(581,163)	(463,038)	–
Lease liabilities	19	7.11	(4,556)	(2,487)	(1,998)	(71)
Balances with related parties		3.84	(100,020)	(21,210)	(43,274)	(35,536)
Bank overdraft	19	0.43	(96)	(96)	–	–
Bill payables		4.32	(932)	(932)	–	–
			(2,035,252)	(1,145,335)	(854,310)	(35,607)
Total			(1,090,865)	(318,958)	(821,422)	49,515

36. Financial Instruments *(continued)*

g. Effective interest rates and repricing analysis *(continued)*

	Effective interest rate %	Total $'000	Within 1 year $'000	1 to 5 years $'000	After 5 years $'000
Company					
2004					
Financial assets					
Balances with related parties	3.78	57,470	57,470	-	-
Cash and cash equivalents	0.81	23,242	23,242	-	-
		80,712	80,712	-	-
Financial liabilities					
Balances with related parties	0.59	(916,221)	(916,221)	-	-
Medium term notes	4.33	(400,000)	(250,000)	(150,000)	-
		(1,316,221)	(1,166,221)	(150,000)	-
Total		(1,235,509)	(1,085,509)	(150,000)	-
2003					
Financial assets					
Balances with related parties	1.49	206,533	206,533	-	-
Financial liabilities					
Balances with related parties	0.16	(1,367,303)	(1,367,303)	-	-
Medium term notes	4.11	(500,000)	(100,000)	(400,000)	-
		(1,867,303)	(1,467,303)	(400,000)	-
Total		(1,660,770)	(1,260,770)	(400,000)	-

h. Sensitivity analysis

In managing its interest rate and currency risks, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, any prolonged adverse changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At December 31, 2004, the Group is in a net cash position, following the receipt of $1.3 billion cash by a subsidiary, SembCorp Logistics Limited for the disposal of its 20% stake in Kuehne & Nagel. It is estimated that a one percentage point increase/decrease in interest rate would increase/decrease (2003: decrease/increase) the Group's profit before tax by approximately $8,133,000 (2003: $3,620,000). In computing the effect of changes in interest rates, the effect of interest rate swaps and the interim dividend payable (note 26a) has been considered.

36. Financial Instruments *(continued)*

i. Fair values

The fair value of publicly traded investment is based on quoted market prices at the balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt securities.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at the balance sheet date.

The face value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents, and trade and other payables) are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair value of non-current loans, borrowings or other payables which are repriced within 6 months from the balance sheet date are not calculated as the management believes that their carrying amounts approximate the corresponding fair values.

i. ***Recognised financial instruments***

The aggregate net fair values of financial assets and liabilities which do not approximate the carrying value in the balance sheet as at December 31 are represented in the following table:

	2004	2004	2003	2003
	Carrying amount	Fair value	Carrying amount	Fair value
	$'000	$'000	$'000	$'000
Group				
Financial Assets				
Quoted equity shares	**32,734**	**60,197**	18,678	24,488
Financial Liabilities				
Medium term notes	**(549,645)**	**(564,580)**	(500,000)	(518,572)
Total	**(516,911)**	**(504,383)**	(481,322)	(494,084)
Unrecognised gain/(loss)		**12,528**		(12,762)

	2004	2004	2003	2003
	Notional amount	Recognised fair value gain/(loss)	Notional amount	Recognised fair value gain/(loss)
	$'000	$'000	$'000	$'000
Group				
Financial exchange swap contracts				
– bought contracts	**22,163**	**82**	–	–
– sold contracts	**27,867**	**56**	30,401	(63)
	50,030	**138**	30,401	(63)
Company				
Financial Liabilities				
Medium term notes	**(400,000)**	**(414,935)**	(500,000)	(518,572)
Unrecognised loss		**(14,935)**		(18,572)

It is not practicable to determine the fair values of the following financial assets and liabilities of the Group without incurring excessive costs:

- unquoted investments because of lack of quoted market prices; and
- balances with related parties and long-term trade receivables where information on financial instruments having similar terms and characteristics are not available.

36. Financial Instruments *(continued)*

i. Fair values *(continued)*

i. Recognised financial instruments *(continued)*

However, the Group does not anticipate that the carrying amounts of the above financial assets and liabilities recorded at the balance sheet date to be significantly different from the values that would eventually be received or settled.

ii. Financial assets carried in excess of fair value

Certain financial assets have not been written down to their fair values because they are held for long-term and the directors believe the carrying amounts will ultimately be recoverable.

iii. Unrecognised financial instruments

The valuation of financial instruments not recognised in the balance sheet reflects amounts which the Group expects to pay or receive to terminate the contracts or replace the contracts at their current market rates at the balance sheet date.

The notional amount and net fair value receivable/(payable) of financial instruments not recognised in the balance sheet as at December 31 are:

	2004	2004	2003	2003
	Notional amount	Fair value	Notional amount	Fair value
	$'000	$'000	$'000	$'000
Group				
Interest rate swap agreements	**450,063**	**(16,243)**	381,927	(19,587)
Forward foreign exchange contracts				
– bought contracts	**164,910**	**(2,643)**	185,886	(48)
– sold contracts	**298,691**	**1,314**	70,187	451
Foreign currency options	**8,253**	**34**	–	–
Fuel oil swaps	**37,882**	**3,210**	54,437	3,951
	959,799	**(14,328)**	692,437	(15,233)

37. Contingent Liabilities (Unsecured)

	Group		Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Guarantees given to banks to secure banking facilities provided to:				
– Subsidiaries	–	–	**104,223**	13,255
– Associates and joint ventures	**13,695**	18,496	–	–
– Others	**8,290**	11,500	–	–
Bankers' guarantees:				
– Secured by fixed deposits (note 15)	–	54,379	–	–
– Unsecured	–	115,879	–	–
Performance guarantees granted on behalf of associates and joint ventures	**231,880**	359,260	–	–

37. Contingent Liabilities (Unsecured) *(continued)*

In addition, at December 31, 2004, the Group had the following significant contingent liability:

Solitaire

The provision for net exposure arising from legal claims as disclosed in Note 17 amounting to $565 million (2003: $150 million) relates to the provision for Solitaire arbitration.

In November 1993, Sembawang Corporation Limited ("Sembawang") was awarded a $230 million contract by Allseas, owners of the vessel Solitaire ("the Owners") for the conversion of a bulk carrier into a dynamically positioned pipe lay vessel. The Owners terminated the contract on October 24, 1995 before works were fully completed.

Following the Tribunal's decision in March 2002 that the Owners were entitled to terminate the contract, the Tribunal ruled in May 2004 that the Owner had not breached its contractual obligation to mitigate costs in its choice of a UK-based shipyard to complete the conversion work on the ship. Sembawang's appeal to the High Court against the standard of mitigation of costs applied by the Tribunal was dismissed in November 2004, after which an additional provision of $200 million was made and announced.

Based on continuous evaluation of the case and examination of the merits of the Owner's claim and Sembawang's counterclaims, and the advice of Sembawang's London solicitors, the Board deems it appropriate to make an additional provision of $215 million.

The total provision made in 2004 for the net exposure arising from the Solitaire case is $415 million.

Arbitration is expected to complete by end 2005 at which time the Tribunal is expected to determine the final awards for both parties.

38. Commitments

	Group	
	2004	2003
	$'000	$'000
Commitments not provided for in the financial statements are as follows:		
Capital expenditure for:		
Commitments in respect of contracts placed	**191,876**	27,534
Amounts approved by directors but not contracted	**24,650**	183,868
Uncalled capital and commitments to subscribe for additional shares in investments	**16,020**	28,421
	232,546	239,823

At the balance sheet date, commitments in respect of payments for non-cancellable operating leases with a term of more than one year are as follows:

	Group		Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Lease payments due:				
Within 1 year	**49,604**	46,859	**860**	860
Between 1 and 5 years	**142,223**	168,676	**235**	1,095
After 5 years	**128,379**	138,604	**-**	-
	320,206	354,139	**1,095**	1,955

38. Commitments *(continued)*

A subsidiary, SembCorp Gas Pte Ltd ("SembGas") has entered into a long-term Gas Sales Agreement with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara (Pertamina) to purchase a total estimate of 2,625 thousand billion British thermal unit ("Bbtu") of natural gas over a period of 22 years.

SembGas has also entered into End User Agreements with Tuas Power Ltd, SembCogen, Esso Singapore Pte Ltd, PowerSeraya Limited and Ellba Eastern Pte Ltd to on-sell 84 Bbtu/day, 116 Bbtu/day, 34 Bbtu/day, 74 Bbtu/day and 25 Bbtu/day of gas to them respectively over a period of 22 years. The End User Agreements contain provisions, which specifically deal with, inter alia, SembGas' liability for shortfalls in deliveries of gas, including relief from liability due to force majeure, etc.

39. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on mutually agreed terms.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise corporate assets and expenses, interest income, interest expenses and related assets and liabilities.

i. **Business Segments**

The Group comprises the following main business segments:

Utilities segment offer a range of fully integrated industrial site service, including power, gas, centralised utilities to clusters of chemical multinational corporations in Singapore and United Kingdom. It also invests in, manages and operates cogeneration plants in Singapore in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies.

Marine Engineering segment focuses on repair, building and conversion of ships, rig construction and offshore engineering.

Logistics segment provides one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management.

Environmental Engineering segment provides integrated waste management services in the Asia Pacific region.

Engineering and Construction segment is engaged in turnkey construction, design consultancy, infrastructure development and project management.

Others segment comprises businesses relating to internet services provider, minting, hotels, properties, resorts and industrial parks.

ii. **Geographical Segments**

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

39. Segment Reporting *(continued)*

a. Business Segments

	Utilities $'000	Marine Engineering $'000	Logistics $'000	Environmental Engineering $'000	Engineering and Construction $'000	Others $'000	Corporate $'000	Eliminations $'000	Consolidated $'000
2004									
Revenue and Expenses									
Total revenue from external customers	2,908,691	1,350,939	500,578	200,225	822,791	152,768	7,970	-	5,943,962
Inter-segment revenue	18,866	11,825	147	2,271	1,415	1,582	16,892	(52,998)	-
Total revenue	2,927,557	1,362,764	500,725	202,496	824,206	154,350	24,862	(52,998)	5,943,962
Segment results	205,003	91,244	1,120,463	7,460	4,148	15,708	(532,769)	-	911,257
Interest income	4,314	11,646	6,211	103	472	1,410	16,248	(16,739)	23,665
Interest costs	(48,061)	(2,724)	(7,017)	(307)	(638)	(4,049)	(28,950)	16,739	(75,007)
	161,256	100,166	1,119,657	7,256	3,982	13,069	(545,471)	-	859,915
Share of results of associates	5,103	12,208	83,377	11,607	46	8,584	-	-	120,925
Share of results of joint ventures	11,911	1,070	8,729	-	-	13,263	-	-	34,973
	178,270	113,444	1,211,763	18,863	4,028	34,916	(545,471)	-	1,015,813
Taxation									(93,573)
Minority interest									(526,745)
Net profit for the year									395,495

39. Segment Reporting *(continued)*

a. Business Segments *(continued)*

	Utilities	Marine Engineering	Logistics	Environmental Engineering	Engineering and Construction	Others	Corporate	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2004									
Assets and Liabilities									
Segment assets	2,173,489	1,317,140	363,624	137,352	455,643	733,893	347,472	(541,418)	4,987,195
Investment in associates	24,368	47,386	76,839	65,624	5,708	66,729	2,992	-	289,646
Investment in joint ventures	138,646	9,471	56,191	-	-	84,718	98,971	-	387,997
Interest-bearing assets	184,402	518,673	1,358,362	23,672	90,797	134,766	763,278	(846,194)	2,227,756
Unallocated assets									125,621
Total assets									8,018,215
Segment liabilities	680,591	644,301	901,695	33,159	468,938	411,826	499,187	(541,418)	3,098,279
Interest-bearing liabilities	1,066,763	151,419	195,893	32,047	28,862	242,015	1,007,390	(846,194)	1,878,195
Unallocated liabilities									240,164
Total liabilities									5,216,638
Capital expenditure	85,002	88,805	23,120	17,266	4,492	20,500	1,686	-	240,871
Significant non-cash items									
Depreciation and amortisation	84,736	39,023	13,881	8,148	11,599	15,610	9,192	-	182,189
Other non-cash items (including provisions, loss on disposals and exchange differences)	29,303	21,064	12,726	298	15,912	2,750	444,486	-	526,539

39. Segment Reporting *(continued)*

a. Business Segments

	Utilities $'000	Marine Engineering $'000	Logistics $'000	Environmental Engineering $'000	Engineering and Construction $'000	Others $'000	Corporate $'000	Eliminations $'000	Consolidated $'000
2003									
Revenue and Expenses									
Total revenue from external customers	1,933,015	1,061,668	465,174	189,788	802,864	179,763	9,388	-	4,641,660
Inter-segment revenue	17,459	6,318	650	2,390	14,977	13,782	16,415	(71,991)	-
Total revenue	1,950,474	1,067,986	465,824	192,178	817,841	193,545	25,803	(71,991)	4,641,660
Segment results	150,970	73,968	61,994	6,046	(3,626)	20,673	70,987	-	381,012
Interest income	6,825	14,166	650	97	671	1,409	12,291	(12,715)	23,394
Interest costs	(46,073)	(2,586)	(4,446)	(182)	(748)	(13,063)	(24,850)	12,715	(79,233)
	111,722	85,548	58,198	5,961	(3,703)	9,019	58,428	-	325,173
Share of results of associates	5,693	7,930	80,144	10,734	(1,708)	5,540	-	-	108,333
Share of results of joint ventures	25,094	73	(2,057)	-	-	14,018	-	-	37,128
	142,509	93,551	136,285	16,695	(5,411)	28,577	58,428	-	470,634
Taxation									(88,207)
Minority interest									(97,292)
Net profit for the year									285,135

39. Segment Reporting *(continued)*

a. Business Segments *(continued)*

2003	Utilities $'000	Marine Engineering $'000	Logistics $'000	Environmental Engineering $'000	Engineering and Construction $'000	Others $'000	Corporate $'000	Eliminations $'000	Consolidated $'000
Assets and Liabilities									
Segment assets	1,964,348	1,050,644	356,912	129,236	493,736	816,168	542,410	(596,447)	4,757,007
Investment in associates	33,708	47,823	380,690	72,489	6,578	39,739	4,034	-	585,061
Investment in joint ventures	72,220	111	16,030	-	-	51,438	100,466	-	240,265
Interest-bearing assets	313,083	458,033	26,506	5,015	66,745	125,085	588,970	(661,613)	921,824
Unallocated assets									97,617
Total assets									6,601,774
Segment liabilities	611,647	416,883	140,457	29,609	490,176	488,842	405,867	(596,447)	1,987,034
Interest-bearing liabilities	1,178,274	104,925	201,646	6,663	39,442	274,012	891,897	(661,613)	2,035,246
Unallocated liabilities									195,801
Total liabilities									4,218,081
Capital expenditure	154,267	35,389	28,197	12,725	4,405	3,767	1,177	-	239,927
Significant non-cash items									
Depreciation and amortisation	68,092	36,911	15,404	8,220	18,827	21,141	9,874	-	178,469
Other non-cash items (including provisions, loss on disposals and exchange differences)	20,928	8,508	11,036	949	17,032	8,674	25,925	-	93,052

39. Segment Reporting *(continued)*

b. Geographical Segments

	Singapore	Rest of Asia	Europe	Others	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2004						
Revenue from external customers	**3,117,024**	**955,163**	**1,357,773**	**514,002**	**-**	**5,943,962**
Segment assets	**3,650,750**	**662,817**	**581,918**	**91,711**	**-**	**4,987,196**
Capital expenditure	**135,452**	**51,652**	**51,669**	**2,098**	**-**	**240,871**
2003						
Revenue from external customers	2,530,543	674,391	980,683	456,043	-	4,641,660
Segment assets	3,642,143	584,278	482,577	48,009	-	4,757,007
Capital expenditure	186,214	19,742	27,301	6,670	-	239,927

40. Subsequent Events

a. On January 5, 2005, a subsidiary, SembCorp Logistics Ltd, increased its shareholding in Footwork Express Co, Ltd from 35.2% to 38.4% by converting its bonds in Footwork Express Co, Ltd. The convertible bonds were subscribed and paid for together with its initial investment in Footwork Express Co, Ltd in 2003. Hence, no further consideration needs to be paid to effect the conversion.

b. A subsidiary, SembCorp Marine Ltd, has injected a net cash consideration of RMB 240 million ($47.5 million) for the 30% equity stage in Cosco Shipyard Group ("CSG") based on the revalued net asset value of CSG. Our existing 20% equity stake in Cosco (Dalian) Shipyard Co Ltd has also been revalued and transferred to the enlarged CSG as part of the consideration for this 30% equity interest in CSG. CSG is a leading ship repair and conversion group in People's Republic of China. It owns five major shipyards that are strategically located in the key coastal cities of Dalian, Nantong, Shanghai, Zhoushan and Guangzhou.

c. On February 18, 2005, the Company announced a capital reduction to be effected by cancelling 6% of the issued share capital of the Company at $1.95 in cash for each share. An aggregate amount of approximately $215 million will be returned pursuant to the capital reduction exercise. The proposed capital reduction is subject to approval by shareholders in an Extraordinary General Meeting to be held in April 2005.

41. Comparative Information

Certain comparatives in the financial statements have been changed from the previous year to conform with the presentation in the current year and to better reflect the nature of the balance sheet items.

42. Subsidiaries

Details of subsidiaries are as follows:

	Name	Country of incorporation	Percentage of equity held 2004 %	2003 %	Principal activities	Cost of investment 2004 $'000	2003 $'000
	Held by the Company:						
	ChemXlog Pte Ltd	Singapore	**–**	60	Provision of e-commerce integrated logistics systems of the chemical industry	**–**	1,500
	Sembawang Corporation Limited	Singapore	**100**	100	Intermediate holding company and provision of management services	**142,057**	142,057
	SembCorp Engineers and Constructors Pte Ltd	Singapore	**100**	100	Engineering and building contractors	**177,080**	162,080
	SembCorp Environmental Management Pte. Ltd.	Singapore	**100**	100	Provision of integrated waste management & environmental services and investment holding	**200,132**	220,132
	SembCorp Financial Services Pte Ltd	Singapore	**100**	100	Provision of treasury activities for the Group	**3,000**	3,000
	SembCorp Logistics Ltd	Singapore	**60.45**	61.55	Investment holding and provision of integrated logistics and supply chain management services	**989,116**	989,116
^	SembCorp Marine Ltd	Singapore	**63.06**	63.29	Provision of management services and investment holding	**705,432**	704,049
^^	SembCorp Parks Holdings Ltd	Singapore	**100**	100+	Investment holding	**34,831**	6,091
	SembCorp Parks Management Pte Ltd	Singapore	**56+**	51	Provision of technical and marketing services to industrial parks	**612**	4,080
	SembCorp Utilities Pte Ltd	Singapore	**100**	100	Production of polymer grade propylene and investment holding	**366,981**	366,981
	Singapore Technologies Industrial Corporation Ltd	Singapore	**100**	100	Intermediate holding company and provision of management services	**252,443**	252,443
						2,871,684	2,851,529

\+ The shareholdings of these companies are held jointly with other subsidiaries

^ The consolidated financial statements of SembCorp Marine Ltd, a company listed on Singapore Exchange, are audited by Ernst & Young, Singapore

^^ The consolidated financial statements of SembCorp Parks Holdings Ltd are audited by Ernst & Young, Singapore

42. Subsidiaries *(continued)*

The details of subsidiaries held by the Group are as follows:

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Utilities				
**	Harvest Land Services. Co. Ltd.	Thailand	**49** @@@	49 @@@	Inactive
*	Nanjing SembCorp Suiwu Co. Ltd.	People's Republic of China	**75**	75	To provide integrated waste water treatment services to the tenant company in Nanjing, Chemical Industries Park
@	PT Pace Dharmala Airtech	Indonesia	**60**	60	Dormant
**	PT SMOE Indonesia (formerly known as PT Gema SembCorp Engineering)	Indonesia	**90**	90	Engineering, construction and fabrication of offshore structures
*	Qianan SembCorp Cogeneration Company Limited	People's Republic of China	**65**	65	Owning and operating a cogeneration plant in Qianan, China
*	Sembawang Alsuwaiket Arabia Ltd	Saudi Arabia	**60**	60	Dormant
	Sembawang Engineering (China) Pte Ltd	Singapore	**100**	100	Engineering, construction and fabrication of offshore structures
	Sembawang Engineering Investments Pte Ltd	Singapore	**100**	100	Dormant
	SembCorp Air Products (Hyco) Pte Ltd	Singapore	**60**	60	Manufacture, purchase, storage, process and sale of industrial chemical and speciality gases
	SembCorp Cogen Pte Ltd	Singapore	**100**	100	Building, owning and operating a cogeneration plant on Jurong Island to produce electricity and process steam
	SembCorp Energy (Kwinana) Pte Ltd	Singapore	**100**	100	Manufacturing, supplying and trading of electricity and other form of energy and power and their related products and developing power supply resources
	SembCorp Energy (Qianan) Pte Ltd	Singapore	**100**	100	Dormant
	SembCorp Energy (Tuas) Pte Ltd	Singapore	**100**	100	Dormant

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Utilities *(continued)*				
	SembCorp Energy Pte Ltd	Singapore	**100**	100	Investment, development and operations of power plant
	SembCorp Gas Pte Ltd	Singapore	**70**	70	Importation and retailing of natural gas and related products
	SembCorp Power Pte Ltd	Singapore	**100**	100	Sale, marketing and distribution of electricity
	SembCorp Systems Pte Ltd	Singapore	**100**	100	Under members' voluntary liquidation
**	SembCorp Utilities (UK) Limited (formerly known as SembCorp Utilities Teesside Limited)	United Kingdom	**100**	100	General commercial activities, including the provision of utilities and services
**	SembCorp Utilities Investment Management (Shanghai) Ltd	People's Republic of China	**100**	–	Provision of relevant technical, development and management support; as well as consultancy services in financial, human resource, operations and investment management to SembCorp Utilities' other enterprise in China
**	SembCorp Utilities Teesside Pension Trustees Ltd	United Kingdom	**100**	100	To undertake and carry on the office and duty of trustee of any pension fund or scheme
	SembCorp Water Pte Ltd	Singapore	**100**	100	Dormant
*	Sempec Pakistan (Private) Ltd	Pakistan	**75**	75	Dormant
*	Sempec Philippines, Inc.	Philippines	**40 @@@**	40 @@@	Engineering, procurement, construction and management of turnkey projects
	SMOE Singapore Pte. Ltd.	Singapore	**100**	100	Procurement and sale of materials for marine offshore engineering companies
	SMOE Indonesia Pte Ltd.	Singapore	**100**	100	Investment holding
	SMOE International Pte Ltd	Singapore	**100**	100	Engineering, procurement and construction of offshore structures

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Utilities *(continued)*				
	SMOE Pte Ltd	Singapore	**100**	100	Engineering, construction and fabrication of offshore structures
	SUT Sakra Pte Ltd	Singapore	**100**	100	Supply of utilities and storage for petroleum products and chemicals
	SUT Seraya Pte Ltd	Singapore	**100**	100	Building, owning and operating a utility centre on Jurong Island to supply central utility services to chemical/petrochemical companies
**	Wilton Energy Limited	United Kingdom	**100**	100	Dormant
	Marine Engineering				
^	Aswell (F.E.) Pte Ltd	Singapore	**34.68**	-	Dealers in blasting and painting equipment, accessories and consumable materials
^	Baker Marine Pte Ltd	Singapore	**53.60**	53.80	Rig enhancement and upgrading services, engineering consultancy and project management, and supply of rig equipment and parts
^	Baker Marine Services (HK) Ltd	Hong Kong	**53.60**	53.80	Provision of rig designs
@	Baker Marine Technology Inc.	United States	**53.60**	53.80	Engineering design, research and development, marketing and client services support centre
^	Bulk Trade Pte Ltd	Singapore	**63.06**	63.29	Bulk trading
^	Dolphin Shipping Company Private Limited	Singapore	**63.06**	63.29	Ship owning and charter
^	JPL Concrete Products Pte Ltd	Singapore	**33.92**	34.05	Production of concrete products
^	JPL Corporation Pte Ltd	Singapore	**44.14**	44.30	Investment holding
^	JPL Industries Pte Ltd	Singapore	**33.92**	34.05	Processing and distribution of copper slag
^	JPL Services Pte Ltd	Singapore	**44.14**	44.30	Equipment rental services and trading in copper slag
^	Jurong Brazil-Singapore Pte Ltd	Singapore	**63.06**	63.29	Investment holding

42. Subsidiaries *(continued)*

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Marine Engineering *(continued)*				
^ Jurong Clavon Pte Ltd	Singapore	**34.68**	See note 43	Engineering works
^ Jurong Integrated Services Pte Ltd	Singapore	**63.06**	63.29	Steel fabrication work
^ Jurong Machinery and Automation Pte Ltd	Singapore	**63.06**	63.29	Marine and general electronic and electrical works
^ Jurong Marine Contractors Private Limited	Singapore	**63.06**	63.29	Provision of contract services
^ Jurong Marine Services Pte Ltd	Singapore	**61.76+**	62.42+	Provision of tugging and sea transportation services
^ Jurong Shipbuilders Private Limited	Singapore	**63.06**	63.29	Investment holding
^ Jurong Shipping Company Beta Pte Ltd	Singapore	**63.06**	63.29	Inactive
^ Jurong Shipping Company Gamma Pte Ltd	Singapore	**63.06**	63.29	Inactive
^ Jurong Shipping Company Private Limited	Singapore	**63.06**	63.29	Inactive
^ Jurong Shipyard Pte Ltd	Singapore	**63.06**	63.29	Ship and rig repair, building, conversion and related services
^ Jurong SML Pte Ltd	Singapore	**63.06**	63.29	Shipbuilding, ship repairing and related services
^ Karimun Shiprepair and Engineering Pte Ltd	Singapore	**63.06**	63.29	Investment holding
^ Kristiansand Drilling Pte Ltd	Singapore	**51.60**	–	Rig owning & charter
^ PPL Shipyard Pte Ltd	Singapore	**53.60**	53.80	Rig building, repair and related services
^ PT Karimun Sembawang Shipyard	Indonesia	**63.06**	63.29	Ship repair and related services
^ Sembawang Shipyard (S) Pte Ltd	Singapore	**63.06**	63.29	Investment holding
^ Sembawang Shipyard Pte Ltd	Singapore	**63.06**	63.29	Ship repair and related services
^ SES Engineering (M) Sdn Bhd	Malaysia	**63.06**	63.29	Fabrication of metal structures

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Marine Engineering *(continued)*				
^	SES Marine Services (Pte) Ltd	Singapore	**63.06**	63.29	Marine services
^	Sinna Services Pte Ltd	Singapore	**63.06**	63.29	Ship repair and related services
^	SML Shipyard Pte Ltd	Singapore	**63.06**	63.29	Ship repair and related services
@	Tridex Investment Inc	British Virgin Islands	**63.06**	63.29	Investment holding
^	World Adventurer Pte. Ltd. (formerly known as Sembawang Shipyard Services Pte Ltd)	Singapore	**63.06**	63.29	Marine services
	Logistics				
	Asia Pacific Air Cargo Pte Ltd	Singapore	**48.96**	49.86	Inactive
	Asia Pacific Logistic Services Pte Ltd	Singapore	**60.45**	61.55	Investment holding
	Auto Batam Ferries & Tours Pte Ltd	Singapore	**–**	61.55	Liquidated
	BaroMedical Services (Asia) Pte Ltd	Singapore	**35.97**	36.62	Promoting, marketing and supplying hyperbaric and other medical services
	ChemXlog Pte Ltd	Singapore	**36.27**	–	Provision of collaborative e-supply chain solution for the chemical industry
*	Complete Logistics Company Limited	Thailand	**60.45**	–	Provision of supply chain management services
	Dangerous Goods Management (Singapore) Pte Ltd.	Singapore	**42.32**	43.09	Freight forwarding, transportation and packing services for hazardous goods
@	Dilmun Navigation (Fiji) Limited	Fiji	**60.45**	61.55	Under members' voluntary liquidation
**	Dilmun Navigation (PNG) Limited	Papua New Guinea	**60.45**	61.55	Charter of vessels
**	Dilmun Navigation (Singapore) Pte Ltd	Singapore	**60.45**	61.55	Owning and chartering of vessels
**	Dilmun Navigation Company Limited	United Kingdom	**60.45**	61.55	Owning and operating of vessels
**	Dilmun Navigation Company Pty Limited	Australia	**60.45**	61.55	Agency services

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Logistics *(continued)*				
**	Fracht Forwarding & Travels (Private) Limited	India	**60.45**	61.55	Freight forwarding
	Logistics Training and Consultancy Pte Ltd	Singapore	**60.45**	See note 43	Logistics training and consultancy services
	Offshore Joint Services (Bases) Company of Singapore Pte Ltd	Singapore	**45.38**	46.17	Investment holding
	Offshore Joint Services Company of Singapore Pte Ltd	Singapore	**54.60+**	55.53+	Investment holding
**	Oil-Tex (Thailand) Company Limited	Thailand	**36.27**	36.93	Supply of logistics services to the offshore oil and gas industry
@	Plexis Services, Inc	United States	**60.45**	61.55	Freight forwarding
**	PT SembLog Citranusa	Indonesia	**42.32**	43.09	Provision of offshore logistics services
@	PT ST Logistik Nusantara	Indonesia	**42.32**	43.09	Warehousing, logistics and freight services
	PTA Industries Sdn Bhd	Malaysia	**–**	61.55	Liquidated
	Sembawang Aviation Pte Ltd	Singapore	**60.45**	61.55	Inactive
*	Sembawang Express (HK) Ltd	Hong Kong	**60.45**	61.55	Provision of logistics management services
	Sembawang Mulpha Pte Ltd	Singapore	**35.06**	35.70	Inactive
	Sembawang Shipmanagement Pte Ltd	Singapore	**60.45**	61.55	Inactive
	SembCorp Express Pte Ltd	Singapore	**60.45**	61.55	Investment holding
**	SembCorp Kukbo Logistics Co; Ltd	South Korea	**30.83**	31.39	Provision of supply chain management and logistics services
**	SembCorp Logistics (Australia) Pty Ltd	Australia	**45.94**	46.78	Provision of supply chain management services
*	SembCorp Logistics (India) Private Limited	India	**60.45**	61.55	Provision of logistics services
*	SembCorp Logistics (Malaysia) Sdn Bhd	Malaysia	**60.45**	61.55	Provision of supply chain management services

42. Subsidiaries *(continued)*

	Name	Country of Incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Logistics *(continued)*				
**	SembCorp Logistics (Shanghai) Co Ltd	People's Republic of China	**60.45**	–	To provide cross-border logistics services between China and the other North Asian Countries
*	SembCorp Logistics (Taiwan) Limited	Taiwan	**30.83**	31.39	Provision of supply chain management services
@	SembCorp Logistics (USA) Inc.	United States	**60.45**	61.55	Export trading
	SembCorp Zenecon Pte Ltd	Singapore	**30.83**	31.39	Marketing and providing bonded warehousing and total logistics services
*	SembLog (Mauritius) Holding Company	Mauritius	**60.45**	–	Investment holding
@	SembLog Orient Caspian Private Limited	Bermuda	**39.29**	40.01	Provision of offshore logistics services
*	SembLog-SGN Vietnam Co., Ltd	Vietnam	**36.27**	–	Provision of supply chain management and logistics services
	SemLog Asia Pacific Pte Ltd (formerly known as South East Pacific Shipping Pte Ltd)	Singapore	**60.45**	61.55	Freight forwarding agent, warehouse management, logistics agent and ship charter
	Semseas Agencies Pte Ltd	Singapore	**–**	61.55	Liquidated
**	Shenzhen ST-Anda Logistics Co., Ltd	People's Republic of China	**30.83**	31.39	Warehousing, cargo handling and transportation services
	Singapore Offshore Petroleum Services Pte Ltd	Singapore	**60.45**	61.55	Supply of logistics services to the offshore oil and gas industry
	Singapore Technologies Logistics Pte Ltd	Singapore	**60.45**	61.55	Provision of freight forwarding, warehousing and stores management
	SML Investments Pte Ltd	Singapore	**60.45**	61.55	Inactive
**	SOPS (Bangladesh) Private Limited	Bangladesh	**60.45**	61.55	Dormant
@	SOPS (Iran) Private Limited	Bermuda	**47.15**	–	Offshore logistics services
**	SOPS (Mauritius) Holding Company	Mauritius	**60.45**	–	Investment holding
	SOPS Inter-Trans Services Pte Ltd	Singapore	**60.45**	61.55	Dormant

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Logistics *(continued)*				
	SOPS Investments Pte Ltd	Singapore	**60.45**	61.55	Dormant
**	ST Logistics (UK) Ltd	United Kingdom	**60.45**	61.55	Freight handling and procurement of materials and equipment
@	ST Logistics (USA) Inc.	United States	**60.45**	61.55	Investment holding
	ST Medical Services Pte Ltd	Singapore	**60.45**	61.55	Provision of specialised aeromedical, general health care and occupational medical services
	ST-Airport Services Pte Ltd	Singapore	**40.50**	31.39	Supply of jet fuel, aviation gasoline and related services
	ST-KWE Logistics Pte Ltd	Singapore	**-**	31.39	Liquidated
@	Water Jet Netherlands Antilles N.V.	Netherlands Antilles	**33.85**	34.47	Under members' voluntary liquidation
	Environmental Engineering				
**	Medicare Incin Pte Ltd	India	**51**	-	Provision of biomedical waste management services
	SembCorp SITA Pte Ltd	Singapore	**60**	60	Provision of waste management and environment services and investment holding
	SembEnviro (India) Pte Ltd (formerly known as Singapore Environmental Management and Engineering Services Pte Ltd)	Singapore	**100**	100	To provide a range of waste management and environmental services and consultancy services and investment holding
	SembEnviro Alex Fraser Pte Ltd	Singapore	**75**	75	Construction and demolition waste management and recycling services
	SembEnviro Conversion Technologies Pte Ltd (formerly known as RDC Pte Ltd)	Singapore	**100**	100	Environmental engineering, design and consultancy services in respect of environmental management and assessment
	SembEnviro Tay Paper Pte Ltd	Singapore	**60**	60	Trading in waste paper
	Sembiologics Pte Ltd	Singapore	**100**	-	Trading in natural microbial and biological solutions for cleansing / waste treatment / disposal
	SembSITA Pte Ltd	Singapore	**100**	100	Provision of waste disposal services

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Environmental Engineering *(continued)*				
	SembVisy Recycling MRF Pte Ltd	Singapore	**60**	60	Provision of material recovery facilities and services of sorting, disposing and trading of recycled wastes
	SembVisy Recycling Pte Ltd	Singapore	**100**	100	Provision of services of collecting, removing, disposing and trading of recycled materials
	SembWaste Cleantech Pte Ltd	Singapore	**100**	100	Provision of conservancy, horticultural, repair and maintenance services and the management of carparks
	SembWaste Pte Ltd	Singapore	**100**	100	Provision of environmental waste management and related services and investment holding
**	Shanghai SembEnviro Reliance Co., Ltd	People's Republic of China	**60**	60	Provision of refuse, collection, transportation and disposal services
	Engineering & Construction				
*	Construction Technology (B) Sdn Bhd	Brunei Darussalam	**100**	100	Building construction and sub-contracting
	Construction Technology Pte Ltd	Singapore	**100**	100	Building construction, construction project management and manufacture and sale of precast structures
@	Contech Realty Pte Ltd	Singapore	**100**	100	Under members' voluntary liquidation
	Contech Remedial Engineering Pte Ltd	Singapore	**-**	100	De-registered
	Contech Trading Pte Ltd	Singapore	**100**	100	Trading of builders' material
**	Jurubina Sembawang (M) Sdn Bhd	Malaysia	**100**	100	Inactive
**	PT Contech Bulan	Indonesia	**60**	60	Inactive
**	PT Indo Unggul Wasturaya	Indonesia	**67**	67	Provision of civil construction, mechanical and electrical services
**	PT Indo-Precast Utama	Indonesia	**100**	100	Inactive

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Engineering & Construction *(continued)*				
**	PT Sempec Indonesia	Indonesia	**100**	100	Engineering, procurement and construction
**	PT Synergy Technology Construction	Indonesia	**80**	80	Inactive
	Sembawang Construction Pte Ltd	Singapore	**100**	100	Civil engineering and construction work
**	Sembawang Huanqiu Engineering Co., Ltd	People's Republic of China	**51**	51	Petrochemical engineering
	Sembawang-JTCI (China) Pte Ltd	Singapore	**51**	51	Engineering, construction and project management
**	SembCorp (Hebei) Building Materials Co., Ltd	People's Republic of China	**75**	75	Manufacture & sales of tiles
**	SembCorp (Malaysia) Sdn Bhd	Malaysia	**100**	100	Marketing of engineering services
*	SembCorp (Tianjin) Construction Engineering Co., Ltd	People's Republic of China	**70**	70	Project management and construction related design consultancy service
	SembCorp Construction (Japan) Pte Ltd	Singapore	**-**	100	De-registered
	SembCorp Development Pte Ltd	Singapore	**100**	100	Investment holding, owning, developing, leasing, marketing and managing of real estates
*	SembCorp Engineers & Constructors Middle East FZE	United Arab Emirates	**100**	-	Building construction
**	SembCorp Infrastructure (India) Pvt Ltd	India	**80**	80	Building construction
**	SembCorp Infrastructure (Mauritius) Ltd	Mauritius	**100**	100	Investment holding
*	SembCorp Simon-Carves Limited	United Kingdom	**100**	100	Design, procurement and project management for process plants
*	SembCorp Simon-Carves Limited De Mexico	Mexico	**100**	-	Design, procurement and project management for process plants
	Semcon Indo Pte Ltd	Singapore	**-**	100	De-registered
	Singa Infrastructure (West Bay) Pte Ltd	Singapore	**-**	100	De-registered

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Engineering & Construction *(continued)*				
@	Singajaya Investment Pte Ltd	Singapore	**100**	100	Dormant
	ST Construction (Int'l) Pte Ltd	Singapore	**-**	100	De-registered
**	Wuxi Sinlian Precast Manufacturing Co., Ltd	People's Republic of China	**85**	85	Manufacturing of pre-cast slabs and other construction related activities
	Others				
**	Apogee Properties Pte Ltd	Singapore	**100**	100	Property development and rental of development property
	Asia-Pacific Retail Concepts Pte Ltd	Singapore	**100**	100	Inactive
	Bintan Carrier Services Pte Ltd	Singapore	**56**	51	Dormant
	Bintan Shipping Services Pte Ltd	Singapore	**56**	51	Shipping agent and freight forwarder
**	Bonafide Development (S) Pte Ltd	Singapore	**100**	100	Property development
@	Chartered Electronics, Inc.	United States	**100**	100	Under members' voluntary liquidation
*	Concode Sdn Bhd	Malaysia	**100**	100	Dormant
	Information Frontiers Pte Ltd	Singapore	**85.2**	85.2	Inactive
^^	Karimun Investments Holdings Pte Ltd	Singapore	**75**	75	Investment holding
	Lam Guan Development Pte Ltd	Singapore	**-**	100	Liquidated
@	MSI (BVI) Ltd	British Virgin Islands	**100**	100	Investment holding
^^	Norfolk Development Group (Norfolk Hotel) Limited	British Virgin Islands	**81.67**	81.67	Investment holding
^^	Norfolk Hotel Joint Venture Co. Ltd	Vietnam	**49**	49	Hotel operations and management
	Paterson Land Pte Ltd	Singapore	**-**	100	Liquidated
**	PT Alam Indah Bintan	Indonesia	**35**	35	Hotel operations and resort development
**	Pulau Holdings Pte Ltd	Singapore	**53.85**	53.85	Investment holding

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Others *(continued)*				
**	Pyramid Hill Properties Pte Ltd	Singapore	**100**	100	Property development
^^	RDC (Vietnam) Pte Ltd	Singapore	**100**	100	Investment holding and provision of management services
^^	RDC Cement Pte Ltd	Singapore	**100**	100	Inactive
**	RDC Properties Pte Ltd	Singapore	**100**	100	Property development
	RDC Realty Pte Ltd	Singapore	**–**	100	Liquidated
**	RDC Simei Development Pte Ltd	Singapore	**100**	100	Property development
^^	RDC Woodlands Development Pte Ltd	Singapore	**100**	100	Inactive
	Regional Infrastructure Management Pte Ltd	Singapore	**56**	51	Provision of project management and consultancy services
**	Resort Asia Consultancy Services Pte Ltd	Singapore	**100**	100	Provision of management services
	Riau Infrastructure Management Services Pte Ltd	Singapore	**56**	51	Provision of technical and management services to industrial parks
	SAFE & Mansfield Travel Group Pte Ltd	Singapore	**75**	75	Inactive
	SAFE Enterprises Pte Ltd	Singapore	**75**	75	Investment holding
	SCP Power Pte Ltd	Singapore	**100**	100	Investment holding
	Sembawang Asia Pte Ltd	Singapore	**100**	100	Investment holding
	Sembawang Bethlehem Pte Ltd	Singapore	**100**	100	Building of rigs, vessels and specialised marine equipment
**	Sembawang Capital (Hong Kong) Limited	Hong Kong	**100**	88.47	Under de-registration
	Sembawang Capital Pte Ltd	Singapore	**100**	88.47+	Relating to hire-purchase, selling and the letting of goods on rental, factoring of receivables, project financing and provision of loans secured by mortgages
	Sembawang Corporation Investments (S) Pte Ltd	Singapore	**100**	100	Investment holding

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Others *(continued)*				
	Sembawang Development and Management Pte Ltd	Singapore	**-**	100	Liquidated
	Sembawang Holdings (Pte) Ltd	Singapore	**100**	100	Investment holding
	Sembawang Industrial Pte Ltd	Singapore	**100**	100	Investment holding and provision of management services
	Sembawang Investments Pte Ltd	Singapore	**100**	100	Investment holding
**	Sembawang Land Pte Ltd	Singapore	**100**	100	Property development
^^	Sembawang Leisure Investments Pte Ltd	Singapore	**100**	100	Investment holding
**	Sembawang Leisure Private Limited	Singapore	**100**	100	Provision of management services
	Sembawang Nominees Pte Ltd	Singapore	**100**	100	Inactive
@	Sembawang Pacmann Pte Ltd	Singapore	**98.21**	50.10	Under members' voluntary liquidation
^^	Sembawang Properties Pte Ltd	Singapore	**100**	100	Inactive
	Sembawang Reefer Lines (Manggis) Pte Ltd	Singapore	**-**	100	Liquidated
@	SembCorp Industries K.K.	Japan	**100**	100	Marketing of products and services provided by related companies
	SembCorp International Pte Ltd	Singapore	**100**	100	Provision of business management and consultancy services
	SembCorp Investment Pte Ltd	Singapore	**100**	100	Investment holding and letting of commercial, office and retail space
**	SembCorp Properties Pte Ltd	Singapore	**100**	100	Property development and project management
	SembCorp Ventures Pte Ltd	Singapore	**100**	100	Investment holding and provision of management services to its related corporations
	SembFood Pte Ltd	Singapore	**100**	100	Investment holding
^^	SembPark Facilities Management Pte Ltd	Singapore	**100**	100	Inactive

42. Subsidiaries *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Others *(continued)*				
	SemHotel Management Pte Ltd	Singapore	**100**	100	Investment holding and provision of management and marketing services to hotels
*	Semrental (B) Sdn Bhd	Brunei Darussalam	**100**	88.47	Owning and chartering of tug boats
	Sichuan Huayang Garden City Hotel Co Ltd	People's Republic of China	**-**	41.85	Hotel owner
	Singapore Mint Private Limited	Singapore	**100**	100	Minting and marketing of coins, ingots, medallions and the sale of numismatic items
	Singapore Precision Industries Pte Ltd	Singapore	**100**	100	Manufacturing, assembling, fabricating, exporting tools, equipment, robots and hardware, minting of coins, ingots, medallions and the sale of numismatic items
@	Singapore Technologies Industrial B.V.	Netherlands	**100**	100	Under members' voluntary liquidation
@	Singapore Technologies Industrial Corporation (USA)	United States	**100**	100	Under members' voluntary liquidation
@@	Singapore-Wuxi Investment Holdings Pte Ltd	Singapore	**92.58+**	78.40+	Investment holding
^^	SLRC Investments Pte Ltd	Singapore	**100**	100	Investment holding
**	STIC Chengdu Hotel Investment Pte Ltd	Singapore	**100**	82.05	Investment holding
	STIC Investments Pte Ltd	Singapore	**100**	100	Investment holding and dealing, and management of treasury activities
	Tembeling Development Pte Ltd	Singapore	**-**	100	Liquidated
*	Vietnam Singapore Industrial Park JV Co Ltd	Vietnam	**36.08**	31.61	Development of industrial park
^^	Vietnam Singapore Industrial Parks Pte Ltd	Singapore	**70.75**	61.98	Investment holding
	Vietnam Singapore International Marketing Pte Ltd	Singapore	**100**	100	Under members' voluntary liquidation

42. Subsidiaries *(continued)*

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Others *(continued)*				
* VSIP Power Private Limited	Vietnam	**100**	100	Build, own and operate an electricity generation plant in Vietnam
** Wuxi Garden City Mall Hotel Co., Ltd	People's Republic of China	**87.95**	74.48	Operation of a hotel cum shopping centre
Wuxi International Management Services Pte Ltd	Singapore	**52.56**	52.56	Dormant

All subsidiaries are audited by KPMG Singapore except for those indicated as follows:

* Audited by member firms of KPMG International

** Audited by other firms

@ Audit is not required by the laws of the country of incorporation

@@ Subsidiaries with significant foreign operations audited by Ernst & Young, Singapore

@@@ Deemed to be a subsidiary as the Group has effective control over the board of directors pursuant to Section 5 of the Companies Act

^ Subsidiaries of SembCorp Marine Ltd, a company listed on Singapore Exchange and audited by Ernst & Young, Singapore

^^ Subsidiaries of SembCorp Parks Holdings Ltd, a subsidiary in Singapore and audited by Ernst & Young, Singapore

+ The shareholdings of these companies are held jointly with other subsidiaries

43. Associates

The details of associates held by the Group are as follows:

Name	Country of Incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Utilities				
Bangkok Business Holding Co Ltd	Thailand	**14.21**	14.21	Dormant
Perth Power Partnership	Australia	**30**	30	Generation and sales of electricity and steam
Sembrown Equipment Pte Ltd	Singapore	**-**	27.50	Liquidated
Sime SembCorp Engineering Sdn. Bhd.	Malaysia	**-**	30	Provision of engineering, construction and fabrication services to oil and gas industries
Marine Engineering				
Cosco (Dalian) Shipyard Co Ltd (formerly known as Dalian Cosco Marine Engineering Co. Ltd)	People's Republic of China	**12.61**	12.66	Ship repair and related services
Cosco Shipyard Jurong Clavon Co., Ltd	People's Republic of China	**13.87**	-	Corrosion control
Joint Shipyard Investment Pte Ltd	Singapore	**31.53**	31.65	Investment holding
Joint Shipyard Management Services Pte Ltd	Singapore	**15.77**	15.82	Managing dormitories
Jurong Clavon Pte Ltd	Singapore	**See note 42**	31.65	Engineering works
Jurong Shipyard Inc.	Bahamas	**22.07**	22.15	Investment holding
Maua Jurong S.A.	Brazil	**22.07**	22.15	Shipbuilding, ship repair and conversion
OmixAsia.com Pte Ltd	Singapore	**18.92**	18.99	E-commerce and bulk procurement
Oslo Gas I LP	Liberia	**21.02**	21.09	Ship owning and charter
Oslo Gas II LP	Liberia	**21.02**	21.09	Ship owning and charter
Logistics				
BES Technology Pte Ltd (formerly known as Biomedical Engineering Services & Technology Private Limited)	Singapore	**21.16**	21.54	Provision of biomedical equipment and technical services for general and specialised medical equipment
Ceylinco SembCorp Integrated Logistics (Pvt) Ltd	Sri Lanka	**30.23**	30.78	Provision of logistics services

43. Associates *(continued)*

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Logistics *(continued)*				
Changi International Logistics Centre Ltd	Singapore	**13.30**	13.54	Warehousing, distribution and related services
Cosem Pte Ltd	Singapore	**30.23**	30.78	Investment holding
CWT-SML Logistics LLC	United Arab Emirates	**18.14**	18.47	Warehouse distribution
DGM Support (Asia) Pte Ltd	Singapore	**21.16**	21.54	Provision of specialised training and related activities in dangerous goods management in the Asian region
Katoen Natie SembCorp Pte Ltd	Singapore	**29.62**	30.16	Provision of specialised logistics services
KPN-ST Logistics Co., Ltd	Thailand	**27.81**	28.31	Warehousing, inventory management, transport and distribution and freight forwarding
Kuehne & Nagel International AG	Switzerland	**-**	12.31	International forwarding, contract logistics, supply chain management and special products in niche sectors
Logistics Training and Consultancy Pte Ltd	Singapore	**See note 42**	24.62	Logistics training and consultancy services
Medechain Pte Ltd	Singapore	**-**	30.78	Liquidated
Sembawang Kimtrans Ltd	Singapore	**16.70**	17.01	Project logistics, project freight management, procurement services, road transport and warehousing
SembCorp-Translink Parami Logistics Ltd	Myanmar	**18.14**	18.47	Freight forwarding
Shenyang-SML International Distripark Ltd	People's Republic of China	**29.62**	30.16	Operation of a distripark
Shenzhen Chiwan Petroleum Supply Base Company Limited	People's Republic of China	**10.07**	10.81	Operation of an offshore supply base
SOPS Limited Liability Company	Azerbaijan	**19.25**	19.60	Provision of offshore logistics services

43. Associates *(continued)*

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Logistics *(continued)*				
ST LogiTrack Pte Ltd	Singapore	**30.23**	30.78	Development and marketing of Radio Frequency Identification application in the logistics and related market
Steri-Care Pte Ltd	Singapore	**30.23**	30.78	Dormant
ST-KN Pte Ltd	Singapore	**29.62**	30.16	Freight forwarding
Trans-Link Express Pte Ltd	Singapore	**15.54**	15.82	Freight forwarding
Transport Groupage International (HK) Limited	Hong Kong	**-**	30.78	Transportation and freight forwarding
UCM Oil-Tex Threading Ltd	Thailand	**17.77**	18.10	Oil field equipment machining and repair
Wuxi Merchants High Speed Ferry Co. Ltd	People's Republic of China	**-**	12.31	Operating of passenger ferries
Wuxi-Singapore Industrial Park Logistics Co Ltd	People's Republic of China	**-**	22.16	Warehousing, freight forwarding, transportation and related services
Zerust Singapore Pte Ltd	Singapore	**18.14**	18.47	Preservation and packaging operations
Zuellig Insurance Brokers Pte Ltd	Singapore	**29.62**	30.16	General and life insurance broking
Environmental Engineering				
SembEnviro Hydroculture Pte Ltd	Singapore	**49**	-	Provision of horticultural and landscaping services
SembSITA Pacific Pte Ltd	Singapore	**40**	40	Provision of waste removal and disposal, environmental consultation and other related environmental services
Tennamaram Biomass Sdn Bhd	Malaysia	**30**	30	Supply, delivery and sale of electrical energy
Engineering & Construction				
CIECC Sembawang Engineering Consulting Co., Ltd	People's Republic of China	**-**	50	De-registered

43. Associates *(continued)*

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Engineering & Construction *(continued)*				
Realand Pte Ltd	Singapore	**20**	20	Investment holding
Reco Sin Han Pte Ltd	Singapore	**20**	20	Investment holding
Reliance Contractors Private Limited	Singapore	**49.99**	49.99	Building and civil engineering contractor
ST Architects & Engineers Pte Ltd	Singapore	**48.65**	48.65	Provision of design, consultancy and advisory services relating to any architectural and professional engineering work
Ventura Development (Myanmar) Pte Ltd	Singapore	**35**	35	Development, construction and management of property
Ventura Development (Surabaya) Pte Ltd	Singapore	**50**	50	Investment holding
Others				
Agrogen Pte Ltd	Singapore	**25**	25	Investment in biotechnology related investments
Arian Engineering Corporation Pte Ltd	Singapore	**20**	17.69	Sale, distribution and leasing of specialist engineering products
Batamindo Shipping & Warehousing Pte Ltd	Singapore	**37.07+**	34.73+	Provision of shipping, freight forwarding, storage and warehousing services
Bintan Resort Ferries Private Limited	Singapore	**37.35+**	37.35+	Provision of ferry services
Camerlin (BVI) Pte Ltd	British Virgin Islands	**-**	20	Liquidated
Camerlin Pte Ltd	Singapore	**-**	20	Liquidated
Funpolis Asia Pte Ltd	Singapore	**37.50**	37.50	Under involuntary liquidation
Karimun Industrial Management Pte Ltd	Singapore	**40**	40	Under members' voluntary liquidation
Mansfield Travel Sdn Bhd	Malaysia	**18.38**	18.38	Provision of services relating to travel and tours
Marketing & Consultancy Services International Pte Ltd	Singapore	**40**	40	Under members' voluntary liquidation

43. Associates *(continued)*

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Others *(continued)*				
OK 2 PLAY, SOCIEDAD LIMITADA	Spain	**27.50**	27.50	Acting as the exclusive distributor and licensor of registered trademarks
Pacific Internet Limited	Singapore	**28.80**	30.80	Provision of public internet access services
PT Bintan Resort Corporation	Indonesia	**10.50**	10.50	Developing, operating and maintaining the tourism area on Bintan Island
PT Karimun Indojaya Cakrawala	Indonesia	**30**	30	Construction and development of an industrial estate at Karimun Island, Indonesia
Representacions, Llicencies i Serveis, SA	Andorra	**25**	25	Acquisition, transfer, exploitation and marketing of registered trademarks
Sembawang KMP Corporation Pte Ltd	Singapore	**50**	50	Investment holding
TSD Leasing Co., Ltd	Thailand	**-**	30	Leasing, hire purchase and factoring
Winners Path Pte Ltd	Singapore	**36.67**	36.67	Investment holding
Wuxi Singapore Industrial Park Development Co., Ltd	People's Republic of China	**45.36**	38.42	Development and operation of Wuxi Industrial Park

Kuehne & Nagel International AG, a significant foreign associate, is audited by KPMG Fides Peat, Switzerland

\+ The shareholdings of these companies are held jointly with other subsidiaries

44. Joint Ventures

The details of joint ventures held by the Group are as follows:

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Utilities				
Phu My 3 BOT Power Company Ltd	Vietnam	**33.33**	33.33	Generation and sale of electricity
Sakra Island Carbon Dioxide Pte Ltd	Singapore	**30**	30	Manufacture, extraction, processing and purification of carbon dioxide and natural gas
Shanghai Cao Jing Co-generation Co Ltd	People's Republic of China	**30**	–	To produce and sell heat and electricity
Shenzhen Chiwan Offshore Petroleum Equipment Repair & Manufacture Company Limited	People's Republic of China	**35**	35	Engineering services
Shenzhen Chiwan Sembawang Engineering Co Ltd	People's Republic of China	**32**	32	Engineering, construction and fabrication
Marine Engineering				
Pacific Workboats Pte Ltd	Singapore	**31.53**	31.65	Owning, management, operation of shallow drafted craft and heavy lifting services
Logistics				
Footwork Express Co, Ltd	Japan	**21.28**	18.96	Transportation and warehousing services
Pacorini-SembLog (Asia Pacific) Pte Ltd	Singapore	**30.23**	–	Collateral management and specialised logistic support
SembCorp Network Pte Ltd	Singapore	**30.23**	30.78	Provision of logistics support and services
Engineering & Construction				
# Kumagai-Sembawang-Mitsui Joint Venture	Singapore	**45**	45	Design and construction of the Potong Pasir and Boon Keng MRT Stations (MRT Contract 705), including tunnels
# Kumagai-SembCorp Joint Venture	Singapore	**50**	50	Design and construction of the Changi Airport (MRT Contract 504), including tunnels
# Kumagai-SembCorp Joint Venture (DTSS)	Singapore	**50**	50	Design and construction of Paya Lebar Deep Tunnel Sewerage System (Contract T-03)

44. Joint Ventures *(continued)*

	Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
	Engineering & Construction *(continued)*				
#	Philipp Holzmann - SembCorp Joint Venture	Singapore	**50**	50	Design and construction of Kranji Deep Tunnel Sewerage System (Contract T-05)
#	SembCorp-Daewoo Joint Venture	Singapore	**60**	60	Design and construction of Kallang and Paya Lebar Express way (Contract 422)
#	Sime Engineering Sdn Bhd – SembCorp Malaysia Sdn Bhd J.V.	Malaysia	**50**	50	Mechanical and piping erection works
#	Sime Engineering Sdn Bhd – SembCorp Malaysia Sdn Bhd J.V.	Malaysia	**50**	50	Engineering, procurement and construction works
#	Total-CDC-DNC Joint Operation	Indonesia	**40**	40	Construction of a hotel and golf course recreation centre
#	Total-Sempec Joint Venture	Indonesia	**50**	50	Construction of a hotel
	Others				
	Batamindo Industrial Management Pte Ltd	Singapore	**30**	30	Dormant
	Bintan Industrial Estate Management Pte Ltd	Singapore	**40**	40	Dormant
	Bintan Lagoon Resort Limited	Singapore	**33**	33	Developer, owner and marketing agent of immovable property, club memberships, real estate and investment holding. Under Receivership.
	Bintan Resort Management Pte Ltd	Singapore	**28**	28	Manager and operator of hotel, leisure, recreational resort and facility
	Golden-STIC Investment Holdings Pte Ltd	Singapore	**-**	50	Lifestyle business
	Interlsland Marketing Services Pte Ltd	Singapore	**40**	40	Dormant
	P.T. Batamindo Investment Cakrawala	Indonesia	**37.50**	37.50	Development, construction and operation of Batamindo Industrial Park

44. Joint Ventures *(continued)*

Name	Country of incorporation	Effective Percentage of equity held 2004 %	2003 %	Principal activities
Others *(continued)*				
PT Bintan Inti Industrial Estate	Indonesia	**47.50**	47.50	Development, construction and operation of Bintan Industrial Estate
Singapore-Bintan Resort Holdings Pte Ltd	Singapore	**26.25**	26.25	Investment holding

\# Unincorporated jointly-controlled entities

The Group's share of the results and balance sheets of the joint ventures are as follows:

	Group's share 2004 $'000	2003 $'000
Results of the Joint Ventures		
Turnover	**449,650**	699,186
Expenses	**(414,677)**	(663,794)
Profit before taxation	**34,973**	35,392
Taxation	**(9,605)**	(10,533)
Profit after taxation	**25,368**	24,859
Balance sheets of the Joint Ventures		
Non-current assets	**521,456**	416,323
Current assets	**239,025**	175,969
Current liabilities	**(157,398)**	(287,102)
Non-current liabilities	**(198,359)**	(33,074)
Minority interests	**(4,558)**	(5,261)
Net assets	**400,166**	266,855

The Group's share of the capital commitments of the joint ventures is $Nil (2003: $13.4 million).

(Under SGX-ST Listing Manual requirements)

(A) Directors' Remuneration

Summary compensation table for the year ended December 31, 2004

Name of Director	*Salary $	@Taxable income from exercise of Share Options $	#Bonus $	Directors' fees $	Total $	No of share options granted by the Company during the year	Note
Peter Seah Lim Huat	–	–	–	136,000	136,000	70,000	a
						70,000	b
Wong Kok Siew (deceased)	872,623	237,500	1,377,497	–	2,487,620	400,000	c
						400,000	d
Lua Cheng Eng	–	25,100	–	99,000	124,100	70,000	a
						70,000	b
K Shanmugam	–	–	–	74,500	74,500	35,000	a
						35,000	b
Tetsuro Kawakami	–	–	–	25,000	25,000	17,500	a
						17,500	b
Goh Geok Ling	–	11,688	–	81,000	92,688	25,000	a
						25,000	b
Richard Hale OBE	–	–	–	73,000	73,000	35,000	a
						35,000	b
Yong Ying – I	–	–	–	10,000	10,000	30,000	e
						30,000	e
Dr Vichit Suraphongchai	–	–	–	47,917	47,917	17,500	a
						17,500	b
Evert Henkes (appointed on 30.4.2004)	–	–	–	28,667	28,667	12,000	a
						12,000	b
Colin Au Fook Yew (appointed on 30.4.2004)	–	–	–	26,417	26,417	13,500	a
						13,500	b
Tay Siew Choon (resigned on 30.4.2004)	–	–	–	12,666	12,666		
S Iswaran (resigned on 30.4.2004)	–	–	–	20,999	20,999		
	872,623	274,288	1,377,497	635,166	3,159,574		

(Under SGX-ST Listing Manual requirements) *(continued)*

(A) Directors' Remuneration *(continued)*

Note:

a. Exercise period is May 18, 2005 to May 17, 2009 and exercise price is $1.35 per share.

b. Exercise period is November 23, 2005 to November 22, 2009 and exercise price is $1.52 per share.

c. Exercise period is May 18, 2005 to May 17, 2014 and exercise price is $1.35 per share. The share options are vested with effect from February 16, 2005 as approved by the Executive Resource & Compensation Committee ("ERCC").

d. Exercise period is November 23, 2005 to November 22, 2014 and exercise price is $1.52 per share. The share options are vested with effect from February 16, 2005 as approved by the ERCC.

e. Option not accepted.

Details on the share options granted to the directors are set out in the Share Options section of the Directors' Report.

In addition, a director, Wong Kok Siew (deceased), was conditionally granted the following:

- an aggregate of 1,200,000 performance shares. The actual number awarded will depend on the achievement of set targets over a 3-year period from 2002 to 2004, 2003 to 2005 and 2004 to 2006. Achievement of targets below 80% level will mean no performance shares will be delivered, while achievement of targets exceeding 100% will mean up to a maximum of 200% of the conditional performance shares could be delivered. 105,000 performance shares were released to Wong Kok Siew (deceased) in 2004 for the performance period 2001 to 2003.

- 1,000,000 restricted stocks in 2002, of which 200,000 was awarded in 2002, 200,000 in 2003 and another 200,000 in 2004. The remaining restricted stocks are vested with effect from February 16, 2005 as approved by the ERCC.

* The salary amount shown is inclusive of allowances, CPF, all fees other than directors' fee, and other emoluments.

The bonus amount shown is inclusive of CPF, the market value of the 200,000 restricted stock of $264,000 awarded and the market value of 105,000 performance shares of $141,750 awarded during the year.

@ Taxable income for Wong Kok Siew (deceased) from exercise of SCI, SCM and SCL share options during the year. Taxable income for Lua Cheng Eng from exercise of SCM share options during the year. Taxable income for Goh Geok Ling from exercise of SCI share options during the year.

Amount charged to Profit and Loss is $2,885,000 (Note 28a), which excludes the taxable income from exercise of share options.

(Under SGX-ST Listing Manual requirements) *(continued)*

(B) Interested Person Transactions

Interested person transactions carried out during the financial year which fall under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading.

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 2004 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
– Tuas Power Ltd/PowerSeraya Limited [1]	375,777
– Temasek Capital (Private) Limited and its Associates	7,737
– Singapore Technologies Pte Ltd and its Associates	4,321
– PSA Corporation Limited and its Associates	2,712
– Singapore Power Ltd and its Associates	937
– Wildlife Reserves Singapore Pte Ltd and its Associates	777
– National University Hospital (S) Pte Ltd and its Associates	181
	392,442
Singapore Petroleum Company Limited and its Associates	29,284
CWT Distribution Limited and its Associates	1,312
Singapore Airlines Limited and its Associates	1,184
ST Assembly Test Services Ltd and its Associates	1,160
Singapore Food Industries Ltd and its Associates	1,131
ST Engineering Ltd and its Associates	1,112
SNP Corporation Ltd and its Associates	606
Starhub Ltd and its Associates	572
Chartered Semiconductor Mfg Ltd and its Associates	549
	429,352
Purchase of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
– Temasek Capital (Private) Limited and its Associates [2]	314,381
– Singapore Power Ltd and its Associates	3,376
– Singapore Technologies Pte Ltd and its Associates	1,200
	318,957
Singapore Petroleum Company Limited and its Associates	25,932
SNP Corporation Ltd and its Associates	180
CapitaLand Limited and its Associates	165
	345,234
Treasury (Balances as at December 31)	
Subscription of Debt Securities	
Singapore Technologies Pte Ltd and its Associates	20,276
Total interested person transactions	794,862

During the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual), the Group transacted with Temasek Capital (Private) Limited and its Associates for acquisition of shares amounting to $975,000.

Note:

[1] *This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power Ltd and PowerSeraya Limited for the generation of electricity.*

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

EVA Statement

Year ended December 31, 2004

	Note	2004 $'000	2003 $'000
Net Operating Profit Before Taxation		**859,915**	325,173
Adjust for:			
Share of associates and joint ventures profits		**155,898**	145,461
Interest expense	1	**90,663**	91,625
Others	2	**(373,184)**	(86,506)
Adjusted Profit before Interest and Tax		**733,292**	475,753
Cash Operating Taxes	3	**(82,503)**	(93,031)
Net Operating Profit after Tax (NOPAT)		**650,789**	382,722
Average Capital Employed	4	**5,471,671**	5,194,999
Weighted Average Cost of Capital	5	**6.2%**	5.6%
Capital Charge		**339,756**	291,714
Economic Value Added (EVA)		**311,033**	91,008
Minority share of EVA		**(271,953)**	(37,478)
EVA attributable to shareholders		**39,080**	53,530
Less: Unusual items (UI) Gains	6	**379,475**	21,169
Provision for net exposure arising from legal claim (Provision)		**(415,000)**	-
EVA attributable to shareholders (exclude UI and Provision)		**74,605**	32,361

Note:

1. Interest expense includes imputed interest on present value of operating leases and capitalised interest charged to profit and loss upon disposal of the assets.

2. Other adjustments include recovery of investment costs, timing difference of allowances made for/(writeback) of doubtful debts, inventories obsolescence and amortisation of goodwill and construction-in-progress.

3. The reported current tax is adjusted for the statutory tax impact of interest expense.

4. Monthly average total assets less non interest-bearing liabilities plus timing provision, goodwill amortised and present value of operating leases.

	2004 $'000	2003 $'000
Major Capital Components:		
Fixed assets	**2,811,353**	2,615,582
Investments	**1,833,558**	1,806,437
Other long term assets	**301,600**	353,659
Net working capital and long term liabilities	**525,160**	419,321
Average Capital Employed	**5,471,671**	5,194,999

5. The Weighted Average Cost of Capital is calculated in accordance with SembCorp Industries Ltd Group EVA Policy as follows:

   i. Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0% (2003: 6.0%);
   ii. Risk-free rate of 3.78% (2003: 2.78%) based on yield-to-maturity of Singapore Government 10 years Bonds;
   iii. Ungeared beta ranging from 0.5 to 1.0 (2003: 0.5 to 1.0) based on SembCorp Industries risk categorisation; and
   iv. Cost of Debt rate at 3.70% (2003: 2.68%) using 5-year Singapore Dollar Swap Offered Rate plus 75 basis points (2003: 5-year Singapore Dollar Swap Offered Rate plus 75 basis points).

6. Unusual items (UI) refer to divestment of subsidiaries, associates, joint ventures, long-term investments and disposal of major fixed assets.

Five-Year Performance

Financials

	2000	2001	2002	2003	2004
For the year (S$'m)					
Turnover	2,895	3,225	4,185	4,642	**5,944**
EBITDA	438	484	497	583	**1,117**
Profit before tax	250	340	291	471	**1,016**
Profit after tax and minority interest (PATMI)					
– before exceptional items	117	149	161	184	**232**
– after exceptional items	117	174	172	285	**395**
At year end (S$'m)					
Property, plant and equipment	1,635	2,257	2,164	2,514	**2,492**
Other non-current assets	1,173	1,406	1,421	1,414	**1,216**
Net current assets/(liabilities)	(407)	(399)	79	51	**240**
Non-current liabilities	(1,026)	(1,574)	(1,525)	(1,595)	**(1,146)**
Net assets	1,375	1,690	2,139	2,384	**2,802**
Share capital and reserves	848	1,026	1,504	1,716	**1,958**
Minority interests	527	664	635	668	**844**
Capital employed	1,375	1,690	2,139	2,384	**2,802**
Per share					
Earnings (cents)					
– before exceptional items	7.29	9.30	8.96	10.09	**12.71**
– after exceptional items	7.27	10.83	9.52	15.66	**21.69**
Net tangible assets (cents)	52.00	59.00	80.71	88.16	**98.76**
Gross dividend (cents)	2.50	3.00	4.50	7.00	**11.25**
Gross dividend yield (%)	1.5	1.9	5.7	5.6	**6.9**
Financial ratios					
Return on equity (%)	11.5	18.5	13.6	17.7	**21.3**
Return on total assets (%)	4.7	5.8	5.4	7.3	**13.6**
Interest cover (times)	5.1	5.4	5.3	7.4	**14.9**
Net gearing (times)	1.1	1.3	0.6	0.6	**Net Cash**

Five-Year Performance

Financials

Turnover (S$'m)


6,000
4,000
2,000
0
2,895
3,225
4,185
4,642
5,944
2000
2001
2002
2003
2004

PATMI (before exceptional items) (S$'m)


200
100
0
117
149
161
184
232
2000
2001
2002
2003
2004

PATMI (after exceptional items) (S$'m)


400
200
0
117
174
172
285
395
2000
2001
2002
2003
2004

Earnings Per Share (cents)


20
10
0
7.27
10.83
9.52
15.66
21.69
2000
2001
2002
2003
2004

Return on total assets %


15
10
5
0
4.7
5.8
5.4
7.3
13.6
2000
2001
2002
2003
2004

Five-Year Performance

Economic Value Added

	Note	2000 S$'m	2001 S$'m	2002 S$'m	2003 S$'m	2004 S$'m
Net Operating Profit after Tax (NOPAT)		457	331	333	383	**651**
Average Capital Employed	1	3,427	4,596	5,176	5,195	**5,472**
Capital Charge		315	387	423	292	**340**
Economic value added (EVA)		142	(56)	(90)	91	**311**

Note:

1. Monthly average total assets less non interest-bearing liabilities plus timing provision, goodwill and present value of operating leases.
2. The Weighted Average Cost of Capital (WACC) of 2004 is 6.2% (2000 - 2003: 5.6% to 9%). The WACC is calculated in accordance with SembCorp Industries Ltd Group EVA Policy as follows:

i. Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0% (2000 - 2003: 6.0% to 7%);

ii. Risk-free rate of 3.78% (2000 - 2003: 2.78% to 4.57%) based on yield-to-maturity of Singapore Government 10 years Bonds;

iii. Ungeared beta ranging from 0.5 to 1.0 (2000 - 2003: 0.5 to 1) based on SembCorp Industries risk categorisation; and

iv. Cost of Debt rate at 3.7% (2000 - 2003: 2.68% to 5.25%) using 5-year Singapore Dollar Swap Offered Rate plus 75 basis points.

Productivity Data

	2000	2001	2002	2003	2004
Average staff strength	16,188	15,000	13,168	12,430	**13,301**
Employment costs (S$'m)	533	538	579	540	**567**
Sales per employee ($'000)	179	215	318	373	**447**
Profit after tax per employee ($'000)	10	16	18	31	**69**
Economic value added (S$'m)	142	(56)	(90)	91	**311**
Economic value added spread (%)	4.1	(1.2)	(1.7)	1.8	**5.7**
Economic value added per employee ($'000)	8.74	(3.74)	(6.84)	7.32	**23.38**
Value added (S$'m)	872	925	890	945	**1,022**
Value added per employee ($'000)	54	62	68	76	**77**
Value added per employment costs ($)	1.64	1.72	1.54	1.75	**1.80**
Value added per dollar investment in fixed assets ($)	0.38	0.32	0.32	0.27	**0.29**
Value added per dollar sales ($)	0.31	0.29	0.22	0.21	**0.17**

Productivity Data

Economic value added (S$'m)


300
200
100
0
(100)
142
(56)
(90)
91
311
2000
2001
2002
2003
2004

Value added (S$'m)


1,100
1,000
900
800
700
872
925
890
945
1,022
2000
2001
2002
2003
2004

Value added per employee (S$'000)


80
60
40
20
0
54
62
68
76
77
2000
2001
2002
2003
2004

Profit after tax per employee (S$'000)


80
60
40
20
0
10
16
18
31
69
2000
2001
2002
2003
2004

Economic value added per employee (S$'000)


20
10
0
(10)
8.74
(3.74)
(6.84)
7.32
23.38
2000
2001
2002
2003
2004

Review By Businesses

	2000	%	2001	%	2002	%	2003	%	**2004**	**%**
	S$'m		S$'m		S$'m		S$'m		**S$'m**	
Turnover by Activity										
Utilities	303	10	548	17	1,072	26	1,933	42	**2,909**	**49**
Marine Engineering	757	26	850	26	1,007	24	1,062	23	**1,351**	**23**
Logistics	445	16	469	15	429	10	465	10	**501**	**8**
Environmental Engineering	72	2	140	4	135	3	190	4	**200**	**3**
Engineering & Construction	633	22	619	19	858	21	803	17	**823**	**14**
Others/Corporate	685	24	599	19	684	16	189	4	**160**	**3**
Total	2,895	100	3,225	100	4,185	100	4,642	100	**5,944**	**100**
Profit After Tax and Minority Interest by Activity										
Utilities	15	13	35	20	54	32	98	35	**109**	**28**
Marine Engineering	48	41	50	29	53	31	49	17	**61**	**15**
Logistics	34	29	36	21	41	24	56	20	**65**	**16**
Environmental Engineering	1	1	8	5	9	5	13	4	**14**	**4**
Engineering & Construction	2	2	6	3	1	1	1	–	**1**	**–**
Others/Corporate	17	14	14	8	3	1	(33)	(11)	**(18)**	**(5)**
	117	100	149	86	161	94	184	65	**232**	**59**
Exceptional Items	–	–	25	14	11	6	101	35	**163**	**41**
Total	117	100	174	100	172	100	285	100	**395**	**100**

Five-Year Performance

Value Added Statements

	2000	2001	2002	2003	2004
	S$'m	S$'m	S$'m	S$'m	S$'m
Value added from					
Turnover	2,851	3,170	3,997	4,565	**5,867**
Less bought in materials and services	(1,979)	(2,245)	(3,107)	(3,620)	**(4,845)**
Gross value added	872	925	890	945	**1,022**
Investment, interest and other income	143	188	311	266	**1,264**
Share of associated companies' profit	23	72	26	108	**121**
Share of joint ventures' profit	16	23	37	37	**35**
Other non-operating (expenses)	(29)	(19)	(59)	(41)	**(554)**
	1,025	1,189	1,205	1,315	**1,888**
Distribution					
To employees in wages, salaries and benefits	533	538	579	540	**567**
To government in income and other taxes	96	100	66	103	**111**
To providers of capital on:					
Interest paid on borrowings	51	74	76	72	**73**
Dividends to shareholders	32	30	43	28	**91**
	712	742	764	743	**842**
Retained in Business					
Depreciation and amortisation	125	135	168	164	**170**
Retained profits	106	219	153	270	**306**
Minority interests	59	83	88	97	**527**
	290	437	409	531	**1,003**
Other non-operating expenses	23	10	32	41	**43**
	313	447	441	571	**1,046**
Total Distribution	1,025	1,189	1,205	1,315	**1,888**

The figures above reflect core businesses only.

Quarterly Performance

Group Quarterly Results

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Full Year
	S$'000	S$'000	S$'000	S$'000	S$'000
Turnover					
2004	**1,369,439**	**1,510,972**	**1,519,478**	**1,544,073**	**5,943,962**
2003	911,685	1,162,818	1,265,326	1,301,831	4,641,660
Profit Before Tax (PBT) before exceptional items					
2004	**88,906**	**127,735**	**108,847**	**110,992**	**436,480**
2003	68,304	104,154	104,711	87,383	364,552
PBT after exceptional items					
2004	**88,906**	**127,735**	**105,837**	**693,335**	**1,015,813**
2003	68,304	171,072	135,277	95,981	470,634
Profit After Tax and Minority Interest (PATMI) before exceptional items					
2004	**45,040**	**61,833**	**54,715**	**70,092**	**231,680**
2003	38,203	50,637	49,612	45,233	183,685
PATMI after exceptional items					
2004	**45,040**	**61,833**	**52,811**	**235,811**	**395,495**
2003	38,203	117,555	75,546	53,831	285,135

Turnover in 2004 was consistent throughout the four quarters.

PBT after exceptional items and PATMI after exceptional items increased in the fourth quarter of 2004 mainly due to the net exceptional gain of S$163.8m arising from the gains on disposal of investments reduced by write-off of Work In Progress and increased provisions for legal claims and costs.

Quarterly Performance

Group Quarterly Results

Turnover (S$'m)

	2003	2004
Quarter 4	1,301.8	**1,544.1**
Quarter 3	1,265.3	**1,519.5**
Quarter 2	1,162.8	**1,511.0**
Quarter 1	911.7	**1,369.4**



6,000
4,000
2,000
0
4,642
5,944
2003
2004

PBT before exceptional items (S$'m)

	2003	2004
Quarter 4	87.4	**111.0**
Quarter 3	104.7	**108.8**
Quarter 2	104.2	**127.7**
Quarter 1	68.3	**88.9**



500
400
300
200
100
0
365
436
2003
2004

PATMI before exceptional items (S$'m)

	2003	2004
Quarter 4	45.2	**70.1**
Quarter 3	49.6	**54.7**
Quarter 2	50.6	**61.8**
Quarter 1	38.2	**45.0**



250
200
150
100
50
0
184
232
2003
2004

PATMI after exceptional items (S$'m)

	2003	2004
Quarter 4	53.8	**235.8**
Quarter 3	75.5	**52.8**
Quarter 2	117.6	**61.8**
Quarter 1	38.2	**45.0**



400
300
200
100
0
285
395
2003
2004

Shareholders' Information

Statistics of Shareholders as of February 25, 2005

Authorised Share Capital:	2,000,000,000 ordinary shares
Issued and fully Paid-up Capital:	1,829,248,893 ordinary shares
Number of Shareholders:	29,147
Class of Shares:	Ordinary Shares of S$0.25 each with equal voting rights

Shareholdings held by the public

Based on information available to the Company as of February 25, 2005, 42.86 per cent of the issued ordinary shares of the Company is held by the public and therefore, Rule 723 of the Listing Manual issued by SGX-ST is complied with.

Substantial Shareholders	Direct Interest	Indirect Interest	Total Interest	%
1 Temasek Holdings (Private) Limited	926,808,860	12,245,000	939,053,860	51.34
2 Schroder Investment Management Group	–	106,135,353	106,135,353	5.80

* Temasek is deemed to be interested in the 12,245,000 shares held by its other subsidiaries.

Top 20 Shareholders as of February 25, 2005

No.	Name	No. of Shares Held	%
1	Temasek Holdings (Pte) Ltd	926,808,860	50.67
2	Raffles Nominees Pte Ltd	205,921,608	11.26
3	DBS Nominees Pte Ltd	147,815,813	8.08
4	Citibank Nominees Singapore Pte Ltd	99,961,369	5.46
5	HSBC (Singapore) Nominees Pte Ltd	73,094,034	4.00
6	United Overseas Bank Nominees Pte Ltd	64,535,348	3.53
7	OCBC Nominees Singapore Pte Ltd	17,994,966	0.98
8	Capital Intelligence Limited	12,570,000	0.69
9	Startree Investments Pte Ltd	10,000,000	0.55
10	DBS Vickers Secs (S) Pte Ltd	7,114,953	0.39
11	Morgan Stanley Asia (Singapore)	5,865,000	0.32
12	Oversea-Chinese Bank Nominees Pte Ltd	5,775,827	0.31
13	OCBC Securities Private Ltd	4,138,836	0.23
14	DB Nominees (S) Pte Ltd	4,061,715	0.22
15	Merrill Lynch (S'pore) Pte Ltd	4,040,569	0.22
16	G K Goh Stockbrokers Pte Ltd	3,968,550	0.22
17	UOB Kay Hian Pte Ltd	2,973,238	0.16
18	Phillip Securities Pte Ltd	2,009,160	0.11
19	The Asia Life Assurance Society Ltd – Par Fund	2,007,000	0.11
20	Societe Generale Singapore Branch	1,860,000	0.10
		1,602,516,846	**87.61**

Range of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	1,830	6.28	747,628	0.04
1,000 - 10,000	23,368	80.17	83,349,173	4.56
10,001 - 1,000,000	3,924	13.46	135,877,794	7.43
1,000,001 and above	25	0.09	1,609,274,298	87.97
	29,147	**100.00**	**1,829,248,893**	**100.00**

Corporate Information

Registered Office
30 Hill Street, #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com.sg

Date of Incorporation
May 20, 1998
(incorporated as Minaret Limited)

July 22, 1998
(name changed to SembCorp Industries Ltd)

Effective Date of Merger
October 3, 1998

Board of Directors
Peter Seah Lim Huat
Chairman

Wong Kok Siew
(deceased on February 16, 2005)
Deputy Chairman & CEO

Lua Cheng Eng
K Shanmugam
Tetsuro Kawakami
Goh Geok Ling
Richard Hale OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew
Evert Henkes

Executive Committee
Peter Seah Lim Huat
Chairman

Wong Kok Siew
(deceased on February 16, 2005)
Goh Geok Ling

Audit Committee
Lua Cheng Eng
Chairman

K Shanmugam
Richard Hale OBE

Executive Resource & Compensation Committee
Peter Seah Lim Huat
Chairman

Goh Geok Ling
K Shanmugam

Nominating Committee
Peter Seah Lim Huat
Chairman

Goh Geok Ling
K Shanmugam

Budget Committee
Yong Ying-I
Chairman

Wong Kok Siew
(deceased on February 16, 2005)
Dr Vichit Suraphongchai

Risk Committee
Lua Cheng Eng
Chairman

K Shanmugam
Richard Hale OBE

Company Secretaries
Linda Hoon
Group Company Secretary

Kwong Sook May
Assistant Company Secretary

Registrar
M & C Services
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: (65) 6227 6660
Fax: (65) 6225 1452

Bankers
Citibank NA
3 Temasek Avenue, #17-00
Centennial Tower
Singapore 039190

Oversea-Chinese Banking Corporation
65 Chulia Street
OCBC Centre
Singapore 049513

United Overseas Bank
80 Raffles Place
UOB Plaza
Singapore 048624

The Bank of Tokyo – Mitsubishi
9 Raffles Place #01-01
Republic Plaza
Singapore 048619

DBS Group
6 Shenton Way
DBS Building
Singapore 068809

The Hongkong and Shanghai Banking Corporation
21 Collyer Quay #14-01
HSBC Building
Singapore 049320

Standard Chartered Bank
6 Battery Road
Singapore 049909

Auditors
KPMG
Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Partner-in-Charge: Soo Nam Chow
(Appointed during the financial year ended December 31, 2000)

Notice of Annual General Meeting

Notice is hereby given that the Seventh Annual General Meeting of the Company will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on Tuesday, April 26, 2005 at 11.00 am for the following purposes:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the year ended December 31, 2004 **Resolution 1**

2. To approve the payment of a gross final dividend of S$0.05 per share less income tax for the year ended December 31, 2004 **Resolution 2**

3. To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Peter Seah Lim Huat **Resolution 3**
   b. Lua Cheng Eng *(Independent Member and Chairman of Audit Committee)* **Resolution 4**

4. To re-elect the following Directors, each of whom will retire pursuant to Article 99 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Colin Au Fook Yew **Resolution 5**
   b. Evert Henkes **Resolution 6**

5. To record the retirement of Tetsuro Kawakami, a director retiring pursuant to Section 153(2) of the Companies Act, Cap. 50.

6. To approve the sum of $635,166 as Directors' Fees for the year ended December 31, 2004 (2003: $675,321) **Resolution 7**

7. To re-appoint KPMG as Auditors of the Company and authorise the Directors to fix their remuneration **Resolution 8**

Special Business

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

8. That authority be and is hereby given to the Directors of the Company to: **Resolution 9**

   a. i. issue shares in the capital of the Company (**"shares"**) whether by way of rights, bonus or otherwise; and/ or

   ii. make or grant offers, agreements or options (collectively, **"Instruments"**) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

   b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

   provided that:

   1. the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

2. (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited (**"SGX-ST"**)) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company as at the time this Resolution is passed, after adjusting for:

   i. new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

   ii. any subsequent consolidation or subdivision of shares;

3. in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

4. (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. That approval be and is hereby given to the Directors to: **Resolution 10**

   a. offer and grant options in accordance with the provisions of the SembCorp Industries Share Option Plan (the **"Share Option Plan"**) and/or to grant awards in accordance with the provisions of the SembCorp Industries Performance Share Plan (the **"Performance Share Plan"**) and/or the SembCorp Industries Restricted Stock Plan (the **"Restricted Stock Plan"**) (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the **"Share Plans"**); and

   b. allot and issue from time to time such number of shares of $0.25 each in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

   provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed 15% of the issued share capital of the Company from time to time.

10. To transact any other business

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
March 23, 2005

Explanatory Notes:
Resolution 4 – if re-elected, Lua Cheng Eng will remain as Chairman of the Audit Committee. Lua Cheng Eng is an independent Director.

Statement pursuant to Article 55 of the Articles of Association of the Company:

Resolution 9 – is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total 50% of the issued share capital of the Company, with a sub-limit of 20% for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent consolidation or subdivision of shares.

Resolution 10 – is to empower the Directors to offer and grant options and/or grant awards and to issue shares in the capital of the Company pursuant to the SembCorp Industries Share Option Plan, the SembCorp Industries Performance Share Plan and the SembCorp Industries Restricted Stock Plan (collectively, the **"Share Plan"**) provided that the aggregate number of shares issued pursuant to the Share Plans shall not exceed 15% of the issued share capital of the Company for the time being.

Note: A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Proxies must be lodged at the Registered Office of the Company not later than 48 hours before the time of the meeting.

Notice of Books Closure and Dividend Payment Date

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed from May 4, 2005 to May 5, 2005, both dates inclusive, to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on May 3, 2005 (the **"Book Closure Date"**) will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 18, 2005.

Corporate Directory

SembCorp Industries
30 Hill Street, #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com.sg

UTILITIES

SembCorp Utilities
60 Admiralty Road West, #02-01
Singapore 759947
Tel: (65) 6752 2222
Fax: (65) 6758 6852
www.sembutilities.com

SUT Division
(formerly SUT Sakra and SUT Seraya)
SembCorp Cogen
Propylene Purification Unit
SembCorp Air Products (HYCO)
Sakra Island Carbon Dioxide
(The above are located in the same building on Jurong Island)
51 Sakra Avenue
Singapore 627894
Tel: (65) 6266 0416
Fax: (65) 6267 5662

SembCorp Gas
80 Sakra Road
Singapore 627863
Tel: (65) 6796 9933
Fax: (65) 6867 7066
www.sembgas.com

SembCorp Power
30 Hill Street, #04-02
Singapore 179360
Tel: (65) 6236 6280
Fax: (65) 6223 3376
www.sembpower.com

SembCorp Utilities UK
P O Box 1985
Wilton International
Middlesbrough
TS90 8WS
United Kingdom
Tel: (44) 0 1642 459955
Fax: (44) 0 1642 2126
www.sembutilities.co.uk

SembCorp Utilities Investment Management (Shanghai) Limited
14th Floor Zhong Yi Building No. 2 Lane
1040 Cao Yang Road
Pu Tuo District
Shanghai 200063
People's Republic of China
Tel: (86) 21 6254 2255
Fax: (86) 21 6254 8595

SMOE
60 Admiralty Road West, #01-02
Singapore 759947
Tel: (65) 6752 2222
Fax: (65) 6752 8552
www.smoe.com

MARINE ENGINEERING

SembCorp Marine
29 Tanjong Kling Road
Singapore 628054
Tel: (65) 6265 1766
Fax: (65) 6261 0738
www.sembcorpmarine.com.sg

ENVIRONMENTAL ENGINEERING

SembCorp Environmental Management
3 Lim Teck Kim Road, #08-01
Singapore Technologies Building
Singapore 088934
Tel: (65) 6323 4548
Fax: (65) 6323 4598
www.gowaste.com

SembWaste
3 Lim Teck Kim Road, #08-01
Singapore Technologies Building
Singapore 088934
Tel: (65) 6323 4548
Fax: (65) 6323 4598
Toll-Free Hotline: 1800 278 6135

SembWaste Cleantech
3 Lim Teck Kim Road, #09-01
Singapore Technologies Building
Singapore 088934
Tel: (65) 6323 4548
Fax: (65) 6227 3739

SembVisy Recycling MRF
12 Tuas Ave 18
SembSITA House
Singapore 638896
Tel: (65) 6861 5965
Fax: (65) 6862 1468

SembEnviro Tay Paper
48 Gul Ave
Singapore 629681
Tel: (65) 6863 3230
Fax: (65) 6863 3193

SembEnviro Alex Fraser
Sarimbun Recycling Park
Lim Chu Kang
Singapore 710000
Tel: (65) 6792 0249
Fax: (65) 6465 7721

SembEnviro (China)
Suite 3708, Raffles City (Office Tower)
268 Xi Zang Middle Road
Shanghai 200001
People's Republic of China
Tel: (86) 21 6340 4318
Fax: (86) 21 6340 4798

Shanghai SembEnviro Reliance
3F, 1525 Pudong South Road
Shanghai 200122
People's Republic of China
Tel: (86) 21 5844 2501
Fax: (86) 21 5820 8401

SembRamky Environmental Management
6-3-1089/G/10 & 11
Gulmohar Avenue
RajBhavan Road
Somajiguda, Hyderabad
500 082 India
Tel: (91) 40 2330 8996 / 2331 0091
Fax: (91) 40 2330 2353

SITA Environmental Solutions
Level 14, 9 Hunter Street
Sydney NSW 2000
PO Box H129 Australia Square
Sydney NSW 1215, Australia
Tel: (61) 2 8227 4111
Fax: (61) 2 9202 9206

Tennamaram Biomass
1st Floor Wisma Consplant 1
No. 2 Jalan SS 16/4
47500 Subang Jaya
Selangor Darul Ehsan
Malaysia
Tel: (603) 5631 7133
Fax: (603) 5631 7588

Corporate Directory

LOGISTICS

SembCorp Logistics
5 Clementi Loop
Singapore 129816
Tel: (65) 6462 2288
Fax: (65) 6462 8890
www.semblog.com

Singapore Offshore Petroleum Services
Loyang Offshore Supply Base
Loyang Crescent
Singapore 508988
Tel: (65) 6545 2541
Fax: (65) 6542 8807
www.sopsloyang.com

SembCorp Logistics (Australia)
7 Hill Road, Homebush Bay
New South Wales 2127
Australia
Tel: (61) 2 9647 1322
Fax: (61) 2 9647 2028
www.semblog.com.au

Shenzhen ST-Anda Logistics
18/F Times Plaza
No 1 Taizi Road Shekou
Shenzhen 518067
People's Republic of China
Tel: (86) 755 2681 9188
Fax: (86) 755 2681 9288
www.st-anda.com

SembCorp Logistics (India)
2nd Floor, No 51, Montieth Road
Egmore, Chennai 600-008
India
Tel: (91) 44 2854 2000
Fax: (91) 44 5218 2238
www.semblogindia.com

Footwork Express
4-4-2 Kitakyuhouji-machi, Chuo-ku
Osaka, 541-0057
Japan
Tel: (81) 6 6243 3551
Fax: (81) 6 6243 2601
www.footwork.co.jp

SembCorp Kukbo Logistics
9th Floor, Woojin Building
890-48 Daechi-Dong
Gangnam-Gu, Seoul, Korea
Tel: (82) 2 514 3226
Fax: (82) 2 508 3630

SembCorp Logistics (Taiwan)
6F-2, No. 285, Sec. 4, Zhongxiao E. Road
Da-an District, Taipei 106
Taiwan, Republic of China
Tel: (886) 2 2721 3399
Fax: (886) 2 2778 2300

KPN-ST Logistics
117 Moo 1, Bangna-Trad, Highway Km 21
Bangsaothong District
Samutprakarn 10540
Thailand
Tel: (66) 2 740 1740 / 0476
Fax: (66) 2 312 8436
www.kpnstl.co.th

SembCorp Logistics (Malaysia)
Lot 1, Persiaran Jubli Perak
Seksyen 17, 40000 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel: (60) 3 5542 3322
Fax: (60) 3 5542 2322

ST-Airport Services
3 Clementi Loop
Singapore 129815
Tel: (65) 6465 3213
Fax: (65) 6467 0012
www.st-airport.com

ENGINEERING & CONSTRUCTION

SembCorp Engineers and Constructors
60 Admiralty Road West, #03-01
Singapore 759947
Tel: (65) 6754 6678
Fax: (65) 6758 9891
www.sembcorpenc.com

SembCorp Simon-Carves
PO Box 17, Cheadle Hulme
Cheadle, Cheshire, SK8 5BR
United Kingdom
Tel: (44) 0161 486 4000
Fax: (44) 0161 486 1302
www.simoncarves.com

SembCorp (Malaysia)
Suite 1006, 10/F, Menara Amcorp
Jalan Persiaran Barat,
46200 Petaling Jaya
Selangor Darul Ehsan
Malaysia
Tel: (603) 7955 5293
Fax: (603) 7955 5290

Sempec Indonesia
Wisma GKB1, 12th floor, Suite 1209
Jl. Jend. Sudirman No. 28
Jakarta 10210
Indonesia
Tel: (62) 21 574 1128
Fax: (62) 21 574 1130

SembCorp Infrastructure (India)
Crest House 1st Floor
3/1, Langford Road
Karnataka, Langford Town
Bangalore 560025
India
Tel: (91) 80 207 6788 / 207 6789
Fax: (91) 80 207 6787

SembCorp (Tianjin) Construction Engineering
Room 1106, The Exchange
189 Nanjing Road
Heping District Tianjin
China 300051
People's Republic of China
Tel: (86) 22 831 91198
Fax: (86) 22 831 91178

SembCorp Engineers and Constructors Middle East
Unit 251, LOB 15
P O Box 17188
Jebel Ali Free Zone
Dubai, United Arab Emirates
Tel: (97) 14 881 5165
Fax: (97) 14 881 9179

OTHERS

The Singapore Mint
(A division of Singapore Precision Industries)
20 Teban Gardens Crescent
Singapore 608928
Tel: (65) 6566 2626
Fax: (65) 6565 2626 / 6567 2626
www.mint.com.sg

SembCorp Parks Holdings / SembCorp Parks Management
3 Lim Teck Kim Road, #12-02
Singapore Technologies Building
Singapore 088934
Tel: (65) 6221 5374
Fax: (65) 6222 1994
www.sembpark.com.sg

Proxy Form

SembCorp Industries Ltd
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

Seventh Annual General Meeting

IMPORTANT
1. For investors who have used their CPF monies to buy SembCorp Industries Ltd's shares, this report is forwarded to them at the request of their CPF Approved Nominees solely **FOR INFORMATION ONLY**.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (Name)____________________(NRIC No.)

of ____ (Address)
being a member/members of SEMBCORP INDUSTRIES LTD hereby appoint:

Name	Address	NRIC/Passport No.	% of Shareholdings
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on Tuesday, April 26, 2005 at 11.00 am at The Theatrette, 60 Admiralty Road West, Singapore 759947 and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

No.	Resolutions	For	Against
	Ordinary Business		
1	To adopt the Directors' Report and Accounts		
2	To declare a Final Dividend		
3	To re-elect Peter Seah Lim Huat		
4	To re-elect Lua Cheng Eng		
5	To re-elect Colin Au Fook Yew		
6	To re-elect Evert Henkes		
7	To approve Directors' Fees		
8	To re-appoint KPMG as Auditors and to fix their Remuneration		
	Special Business		
9	To approve the renewal of Share Issue Mandate		
10	To authorise the Directors to grant options and/or grant awards and issue shares under the SembCorp Industries' Share Plans		

Total Number of Shares Held

_____________________________ Signature(s) or Common Seal of member(s)

_______________ Date

PLEASE GLUE AND SEAL ALONG THE EDGE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his holding (expressed as a percentage of the whole) to be represented by each proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04 Singapore 179360 not less than 48 hours before the time appointed for the Annual General Meeting.

1st FOLD

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

5. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by the Central Depository (Pte) Limited to the Company.

2nd FOLD


SembCorp
Industries

Affix
Postage
Stamp

Group Company Secretary
SembCorp Industries Ltd
30 Hill Street #05-04
Singapore 179360

3rd FOLD

SembCorp Industries Summary Financial Report 2004

Delivering sustainable value

Delivering Sustainable Value

At SembCorp Industries, we have more than doubled the turnover from our businesses and increased our PATMI before EI by 98% in the past five years. Our goal is to continue to deliver sustainable value to our shareholders, by carrying out our businesses in a profitable manner, aligned with our strong commitment towards corporate social responsibility.



Performance at a glance

In FY2004, SembCorp Industries delivered:

ROE at 21%

S$5.9bn Turnover, up 28%

S$395.5m PATMI*, up 39%

S$528.5m Operating Cash Flow

Dividends of 11.25 cents, up 61%

Interest cover at 14.9 times

Group Order Book at S$5.6bn

* Includes gain from SembCorp Logistics' sale of 20% stake in Kuehne & Nagel International



Contents











We are a leading engineering services group focused on the provision of Integrated Utilities and Energy, Marine Engineering, Environmental Engineering, Logistics, and Engineering and Construction services.

We are focused on providing premier solutions to our customers, long-term value to our shareholders, and a rewarding work environment for our employees.

Our commitment to sustainable development stems from our belief that our technical and commercial expertise can be used for the common good.



"We have given our shareholders a good return on their investment. We shall continue to strive to deliver value to our shareholders going forward."

Dear Shareholders,

During the year, our operations achieved strong growth, led by our Integrated Utilities and Energy, Marine Engineering, and Logistics businesses.

Our full year turnover increased 28% to S$5.9 billion, while our Profit After Tax and Minority Interest (PATMI) was 39% higher at S$395.5 million. The year was a strong year for our Integrated Utilities and Energy business, which recorded good growth in both revenue and profitability on the back of increased demand for centralised utilities services and energy. During the year, our Marine Engineering operations also benefitted from a boost in demand for ship conversion and repair services.

We have consistently maintained a sound balance sheet. Our interest cover doubled from 7 to 15 times as we continue to observe strict financial discipline. With the divestment of SembCorp Logistics' share in Kuehne & Nagel International (KNI), we achieved a net cash position at the end of the financial year. The group's total assets have now surpassed S$8 billion for the first time. Our acquisitions in the last few years have helped to build the Group's stable earning base in areas with good growth potential, paving the way to deliver sustainable growth for shareholders in the future.

Delivering value to shareholders

A review of our performance over the last five years since 2000 shows that our turnover has more than doubled and PATMI before EI has increased by 98%. During this period, we have also consistently achieved a Return on Equity higher than our target of 12%.

We are committed to delivering shareholder value, and our actions in 2004 have continued to reflect this. Last October, SembCorp Logistics (SembLog) sold its 20% stake in global logistics player KNI for S$1.3 billion as synergies from the collaboration did not meet our expectations.

The divestment provided the opportunity for us to unlock significant value both for SembLog, and for SembCorp Industries shareholders.

Of the approximately S$604 million in distribution to be received in total by SembCorp Industries as a result of the divestment, we are looking to distribute more than half to our shareholders. This amounts to approximately S$306 million. Of this, S$114.2 million was paid by way of a special gross dividend (net dividend of S$91.3 million) in January 2005, translating to gross 6.25 cents per ordinary share. A further capital reduction of about S$215 million is being proposed to our shareholders, and is subject to their approval at the upcoming EGM. The total value to be distributed to our shareholders through the capital reduction exercise is approximately S$117.00 for every 1,000 shares held.

In tandem with our improved performance, the Board of Directors is proposing a final gross dividend of 5 cents per ordinary share. Together with the special gross dividend of 6.25 cents per ordinary share, our total gross dividend stands at 11.25 cents per share.

Along with the 29% appreciation in our share price during the year, we have given our shareholders a good return on their investment. We shall continue to strive to deliver value to our shareholders going forward.

Corporate Social Responsibility

At SembCorp Industries, we believe in being a responsible corporate citizen and giving back to the community.

We responded to the tsunami disaster by mounting a Group-wide effort to raise funds from our companies, staff and business associates towards the relief efforts. To this end, we succeeded in raising more than S$700,000.

Our environmental management arm mobilized more than 100 *karang guni*[1] men, who collected more than 13 tonnes of old clothing and 2 tonnes of rice from residents of various housing estates. At the same time, SembLog offered space from two warehouses, packing materials and other resources to local relief agencies, to sort and pack donations in kind.

Enterprise Risk Management

At SembCorp Industries, we believe in adopting a proactive approach to managing risks, and view a good risk management strategy as integral to our businesses. We maintain high-level oversight of the Group's entire portfolio of risks, whilst regularly evaluating individual risks at our different business operations. This provides an objective basis for allocating the Group's resources. Risk management alone does not guarantee that business undertakings will not fail. However, by identifying, measuring and controlling risks that may arise, we can make more informed decisions and benefit from a better balance between risk and reward. This will help protect and also create shareholder value.

Corporate Governance

We are committed to the highest standards of corporate conduct and governance, and continually aim to improve the effectiveness of our Board oversight and our Board committees.

In 2004, we continued to review and enhance our Group's best practices in the areas of Board practices, shareholder communication and financial and internal controls.

Solitaire

The arbitration proceedings on Solitaire, which relate to a dispute arising in 1995 between Sembawang Corporation, and Netherlands-based Allseas, are ongoing.

In May 2004, the Tribunal ruled that Allseas had not breached its contractual obligation to mitigate costs, in its choice of a UK-based shipyard to complete the conversion work on the ship. Sembawang appealed to the High Court against the standard of mitigation of costs applied by the Tribunal; this appeal was dismissed in November.

1 Malay colloquialism for tradesmen involved in the collection of materials from households for recycling.

After re-evaluating the case, the merits of the owners' claims and our counter-claims, as well as the advice of our UK lawyers, the Board decided to make an additional provision of S$215 million, bringing the total amount of provisions made in 2004 for Solitaire to S$415 million. Sembawang's eventual exposure will depend on the Tribunal's decision on the final awards for both parties.

Positioning SembCorp Industries for the future
In line with our commitment to deliver sustainable value, we will continue to strengthen our core businesses, and concentrate our investments in high-growth areas. SembCorp Industries further drives strategic value by playing a significant role in guiding the long-term development and business strategies of our companies. At the same time, our corporate services functions provide integral coordination and support for the Group.

Board Changes and Acknowledgements
Our Board of Directors, Management and all staff were extremely saddened by the sudden demise of our Deputy Chairman and CEO, Mr Wong Kok Siew, in February 2005. Mr Wong had contributed significantly to the SembCorp Group for over six years. We would like to acknowledge Mr Wong's commitment and untiring efforts in building the Group up to what it is today. His legacy will serve to inspire many in the company for years to come.

I would like to express my appreciation to the Board for providing strategic guidance and governance counsel to SembCorp Industries. In 2004, Tay Siew Choon and S Iswaran retired after distinguished service on the Board. I would like to thank them for their invaluable contributions.

We welcomed two new Board members: Evert Henkes, former CEO of Shell Group's global chemical businesses, and Colin Au, Corporate Advisor to Temasek Holdings, and President & CEO of Central Pacific Assets Limited.

On behalf of the Board and management, I would like to express my appreciation to our staff, who have made our achievements today possible. I also thank our customers and business partners for their support over the years.

Finally, I would like to thank all shareholders for your continued confidence in SembCorp Industries.

Yours sincerely,

Peter LH Seah
Chairman, SembCorp Industries

Significant Events in 2004

JANUARY

SembCorp Utilities UK receives the Five Star Health & Safety Award, reflecting its world-class safety performance in 2003.

MARCH

Sembawang Shipyard becomes the first major Singapore shipyard to achieve recognition from the International Maritime Organisation for compliance with the International Ship and Port Facility Code.

SembCorp Industries is commended for 'Best Environmental Reporting in an Annual Report' by global accounting body ACCA.

SembCorp Logistics (SembLog) establishes 60:40 joint venture to start supply chain management operations in Vietnam, and partners Italy's B Pacorini to offer specialty logistics services for metals and collaterised goods in Asia.

APRIL

SembCorp Utilities' (SembUtilities) offshore engineering unit **SMOE** launches new fabrication yard in Batam to tap into Indonesia's oil and gas market.

SembCorp Environmental Management (SembEnviro) launches new automated medical waste plant in Tuas.

MAY

PPL Shipyard secures US$117.6 million rig building contract from Norway's Mosbarron.

JUNE

Jurong Shipyard wins world's largest FPSO conversion contract P-54 worth US$628.8 million from Petrobras Netherlands.

JULY

SembCorp Marine (SembMarine) acquires 30% stake in COSCO Shipyard Group to expand its marine business in China.

AUGUST

SembEnviro acquires 51% stake in India's largest integrated bio-medical waste management and treatment services provider, now renamed SembEnviro Ramky.

SEPTEMBER

SembUtilities establishes a wholly-owned subsidiary in Shanghai to provide its China-based businesses with technical, development and management support.

SembEnviro signs in-principle agreement with Shanghai Environment Investment to take a 25% stake in a new JV company to undertake waste management projects in Shanghai.

SembMarine and its subsidiaries **Jurong Shipyard** and **Sembawang Shipyard** set up S$500.0 million multi-currency multi-issuer debt programme.

OCTOBER

SembLog sells 20% stake in Kuehne & Nagel International for S$1.3 billion.

SembMarine wins long-term LNG ship refit contract from the North West Shelf Venture to provide maintenance and refit services.

SembUtilities sells 30% stake in Sime SembCorp Engineering.

SembCorp Utilities UK boosts power capacity at Wilton, Teesside, UK with new 42 MW gas turbine.

SembCorp Engineers and Constructors (SembE&C) wins S$335.0 million civil works contract for Singapore's Mass Rapid Transit Circle Line, and S$220.0 million contract to build prestigious residential apartments in Dubai.

NOVEMBER

SembCorp Industries makes an additional provision of S$200.0 million in relation to the Solitaire arbitration, following the dismissal of its appeal on the "Choice-of-Yard" award by the High Court of England.

SembE&C unit **SembCorp Simon-Carves** secures process engineering contracts in Iran worth S$320.0 million.

SMOE secures US$112.0 million contract to build an offshore platform system for Thailand's PTT International.

Jurong Shipyard secures US$84.0 million shipbuilding contract from Germany's Reederei F Laeisz.

SembCorp Financial Services sets up a S$1.5 billion multi-currency multi-issuer debt programme.

DECEMBER

SembCorp Industries announces distribution of approximately S$306.0 million to shareholders, comprising a special gross dividend of S$114.0 million and a capital reduction of S$215.0 million.

SembE&C secures S$660.0 million contract for Indian oil refinery project, and S$110.0 million contract for Indonesian gas field project.

SembLog injects S$34.0 million into Footwork Express in bid to acquire leading transportation company in Kyushu, Japan.

Jurong Shipyard, a subsidiary of **SembCorp Marine**, secures a US$131.0 million rig building deal with Petrojack AS, and signs shipbuilding contracts worth S$143.0 million with Wan Hai Lines.

At SembCorp Industries, our performance is driven by robust business models, coupled with the drive to identify and capitalize on opportunities to build sustainable growth. Overarching this is a clear focus on delivering superior returns to our shareholders. We believe the Group's performance in 2004 bears witness to the value of these beliefs.

In this section

Performance

Summary Directors' Report

Year ended December 31, 2004

Directors' Report

The Summary Financial Statements contain only a summary of the information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company and of the Group.

For further information, the full financial statements, the Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Report.

Summary Directors' Report

We are pleased to submit this Summary Financial Statements to the members of the Company for the financial year ended December 31, 2004.

Directors

The directors in office at the date of this report are as follows:

Peter Seah Lim Huat
Lua Cheng Eng
K Shanmugam
Tetsuro Kawakami
Goh Geok Ling
Richard Hale OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew (Appointed on April 30, 2004)
Evert Henkes (Appointed on April 30, 2004)

Principal Activities

The principal activities of the Company are those of an investment holding company, as well as the corporate headquarters, which gives strategic direction and provides management services to its subsidiaries. The principal activities of key subsidiaries are as follows:

i. **Utilities**

Its principal activities are in power, gas, centralized utilities and specialised chemical feedstock industries. It is the provider of industrial site services to clusters of chemical multinational corporations on Jurong Island in Singapore and Wilton International in the United Kingdom. It also invests in, manages and operates cogeneration plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies worldwide.

ii. **Marine Engineering**

This business focuses principally on repair, building and conversion of ships, rig construction and offshore engineering.

iii. **Logistics**

Its principal activities are in supply chain management and offshore logistics. It provides one-stop integrated logistics management services including automated warehouse and inventory management. The business operates offshore supply bases in Singapore, China, Indonesia, Thailand, Iran and Azerbaijan.

iv. **Environmental Engineering**

The business provides integrated waste management services in the Asia Pacific region. Its activities include a complete and integrated suite of solutions for waste treatment and environmental project management, catering to the municipal, industrial, commercial and healthcare sectors.

v. **Engineering and Construction**

It is an engineering and construction service provider with principal activities ranging from turnkey construction, design consultancy, infrastructure development and project management. It is also involved in petrochemical, chemical and industrial process engineering and manufacturing of precast components.

There have been no significant changes in the principal activities of the Company and the Group during the financial year.

Directors' Interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in shares, debentures, warrants and share options in the Company are as follows:

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Peter Seah Lim Huat						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	140,000	140,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	140,000	140,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	70,000	70,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	70,000	70,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	70,000	70,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	70,000	70,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	70,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	70,000	–	–
Wong Kok Siew (deceased on February 16, 2005)						
SembCorp Industries Ltd	Ordinary shares of $0.25 each	–	836,446	1,341,446	–	–
	Options to subscribe for ordinary shares of $0.25 each at					
	– $2.26 per share	20/5/2001 to 19/5/2009	500,000	500,000	–	–
	– $1.99 per share	27/6/2001 to 26/6/2010	500,000	500,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Wong Kok Siew (deceased) *(continued)*						
SembCorp Industries Ltd	– $1.55 per share	20/4/2002 to 19/4/2011	500,000	500,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2012	400,000	400,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2012	400,000	200,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2013	400,000	400,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2013	400,000	400,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2014	–	400,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2014	–	400,000	–	–
	Conditional award of:					
	– 300,000 performance shares to be delivered after 2003 (Note 1a)	–	Up to 600,000	–	–	–
	– 400,000 performance shares to be delivered after 2004 (Note 1b)	–	Up to 800,000	Up to 800,000	–	–
	– 400,000 performance shares to be delivered after 2005 (Note 1c)	–	Up to 800,000	Up to 800,000	–	–
	– 400,000 performance shares to be delivered after 2006 (Note 1d)	–	–	Up to 800,000	–	–
	– 1,000,000 restricted shares (Note 2)	–	Up to 600,000	Up to 400,000	–	–

Directors' Interests *(continued)*

Wong Kok Siew (deceased) *(continued)*

Note 1: The actual number delivered will depend on the achievement of set targets over a 3-year period as indicated below. Achievement of targets below 80% level will mean no performance shares will be delivered, while achievement up to 200% will mean up to twice the number of conditional performance shares awarded could be delivered.

a. Period from 2001 to 2003 @
b. Period from 2002 to 2004
c. Period from 2003 to 2005
d. Period from 2004 to 2006

@ For this period, 105,000 shares were awarded and the balance of the conditional awards has thus lapsed.

Note 2: 1,000,000 SembCorp Industries Shares are comprised in conditional awards of restricted stocks granted to Wong Kok Siew (deceased) pursuant to the SembCorp Industries Restricted Stock Plan subject to completion of the vesting periods referred to below and Wong Kok Siew (deceased) continuing to be in the employment of the SembCorp Industries Group at the time of the vesting. Of the 1,000,000 SembCorp Industries Shares:

i. 200,000 SembCorp Industries Shares have been vested on August 20, 2002;
ii. 200,000 SembCorp Industries Shares have been vested on August 20, 2003;
iii. 200,000 SembCorp Industries Shares have been vested on August 20, 2004;
iv. 200,000 SembCorp Industries Shares will vest on August 20, 2005; and
v. 200,000 SembCorp Industries Shares will vest on August 20, 2006.

All share options and remaining restricted stocks are vested with effect from February 16, 2005 as approved by the Executive Resource & Compensation Committee.

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Lua Cheng Eng						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	70,000	70,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	140,000	140,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	70,000	70,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	70,000	70,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	70,000	70,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Lua Cheng Eng *(continued)*						
SembCorp Industries Ltd	– $1.29 per share	19/11/2004 to 18/11/2008	70,000	70,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	70,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	70,000	–	–
K Shanmugam						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	70,000	70,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	70,000	70,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	35,000	35,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	35,000	35,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	35,000	35,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	35,000	35,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	35,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	35,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	At end of the year
Tetsuro Kawakami						
SembCorp Industries Ltd	Ordinary shares of $0.25 each	–	–	–	10,000	10,000
	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	35,000	35,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	35,000	35,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	17,500	17,500	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	17,500	17,500	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	17,500	17,500	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	17,500	17,500	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	17,500	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	17,500	–	–
Goh Geok Ling						
SembCorp Industries Ltd	Ordinary shares of $0.25 each	–	190,000	215,000	–	–
	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.99 per share	27/6/2001 to 26/6/2005	30,000	30,000	–	–
	– $1.55 per share	20/4/2002 to 19/4/2006	50,000	50,000	–	–

Directors' Interests *(continued)*

			Shareholdings registered in the name of director, spouse or infant children		Other shareholdings in which the director is deemed to have an interest	
Name of director and corporation in which interests held	Description of interests	Exercise period	At beginning of the year/date of appointment	At end of the year	At beginning of the year/date of appointment	At end of the year
Goh Geok Ling *(continued)*						
SembCorp Industries Ltd	– $1.59 per share	8/5/2003 to 7/5/2007	25,000	25,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	25,000	12,500	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	25,000	18,750	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	25,000	18,750	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	25,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	25,000	–	–
Richard Hale OBE						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.55 per share	20/4/2002 to 19/4/2006	70,000	70,000	–	–
	– $1.59 per share	8/5/2003 to 7/5/2007	35,000	35,000	–	–
	– $0.98 per share	18/10/2003 to 17/10/2007	35,000	35,000	–	–
	– $1.14 per share	3/6/2004 to 2/6/2008	35,000	35,000	–	–
	– $1.29 per share	19/11/2004 to 18/11/2008	35,000	35,000	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	35,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	35,000	–	–

Directors' Interests *(continued)*

Name of director and corporation in which interests held	Description of interests	Exercise period	Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment	Shareholdings registered in the name of director, spouse or infant children: At end of the year	Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment	Other shareholdings in which the director is deemed to have an interest: At end of the year
Dr Vichit Suraphongchai						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.29 per share	19/11/2004 to 18/11/2008	17,500	17,500	–	–
	– $1.35 per share	18/5/2005 to 17/5/2009	–	17,500	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	17,500	–	–
Colin Au Fook Yew						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.35 per share	18/5/2005 to 17/5/2009	–	13,500	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	13,500	–	–
Evert Henkes						
SembCorp Industries Ltd	Options to subscribe for ordinary shares of $0.25 each at					
	– $1.35 per share	18/5/2005 to 17/5/2009	–	12,000	–	–
	– $1.52 per share	23/11/2005 to 22/11/2009	–	12,000	–	–

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, either at the beginning of the financial year, or date of appointment, if later, or at the end of the financial year.

There were no changes in the above-mentioned directors' interests in the Company between the end of the financial year and January 21, 2005 except for Goh Geok Ling whose deemed interest in SembCorp Industries Ltd increased to 50,000 ordinary shares of $0.25 each.

Except as disclosed under the Share Options sections of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests *(continued)*
Since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member or with a company in which he has a substantial financial interest except as follows:

i. SembCorp Engineers and Constructors Pte Ltd ("SECPL") has entered into various design contracts with its associate, ST Architects & Engineers Pte Ltd ("STAE"), in which Mr Wong Kok Siew (deceased), a director of the Company, is a shareholder by virtue of his professional capacity under the Professional Engineers Act, Chapter 253; and

ii. The Group has paid professional fees to a firm in which Mr K Shanmugam, a director of the Company, is a member as disclosed in note 28 (b) to the full financial statements.

However, both Mr Wong Kok Siew (deceased) and Mr K Shanmugam have not received or become entitled to receive any benefits arising from these transactions other than those to which they are ordinarily entitled as a shareholder of STAE and as member of the firm respectively.

Share-based Incentive Plans
The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 3, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat (Chairman)
Goh Geok Ling
K Shanmugam
S Iswaran (January 1, 2004 to April 30, 2004)

The Share Option Plan is the incentive scheme for directors and employees of the Company and its subsidiaries (the "Group") whereas the Performance Share Plan and Restricted Stock Plan are aimed primarily at key executives of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's Parent Group and non-executive directors and employees of the Company's associates, are given an opportunity to participate in the equity of the Company.

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group, Parent Group or the Company's associates by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc, or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised Options. The Committee may determine the number of Shares comprised in that Option which may be exercised and the period during which such Option shall be exercisable, being a period not later than the expiry of the Exercise Period in respect of that Option. Such Option may be exercised at any time notwithstanding that the date of exercise of such Option falls on a date prior to the first day of the Exercise Period in respect of such Option.

The Company designates Temasek Holdings (Private) Limited as the Parent Company and the Singapore Technologies Pte Ltd Group as being part of the Parent Group.

The Performance Share Plan and Restricted Stock Plan award fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. There are no vesting periods beyond the performance achievement periods. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted

Share-based Incentive Plans *(continued)*

Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis. Performance-based restricted awards differ from awards granted under the Performance Share Plan in that an extended vesting period is imposed beyond the performance target completion date.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant.

ii. The options can be exercised 12 months after the grant for market price options and 24 months for discounted options. Further vesting period for the exercise of the options may be set.

iii. The options granted expire after 5 years for non-executive directors, associates' employees and 10 years for the employees of Group and Parent Group.

Share Options

a. SembCorp Industries Share Option Plan

At the end of the financial year, details of the options granted under the Share Option Plan on unissued shares of $0.25 each of the Company are as follows:

SembCorp Industries Ltd

Ordinary shares of $0.25 each

Date of grant of options	Exercise price per share	Options outstanding at 1/1/2004	Options granted	Options exercised	Options cancelled/ lapsed/not accepted	Options outstanding at 31/12/2004	Number of options holders/ (including number of directors) at 31/12/2004	Exercise period
19/5/99	$2.26	406,189	–	–	(406,189)	–	–	20/5/01 to 19/5/04
15/9/99	$2.12	14,000	–	–	(14,000)	–	–	16/9/01 to 15/9/04
26/6/00	$1.99	734,000	–	–	(8,000)	726,000	16 (5)	27/6/01 to 26/6/05
26/6/00	$1.99	10,473,900	–	–	(1,382,300)	9,091,600	743 (1)	27/6/01 to 26/6/10
24/7/00	$2.26	6,420,484	–	–	(853,713)	5,566,771	290 (1)	20/5/01 to 19/5/09
24/7/00	$2.12	204,455	–	–	(34,978)	169,477	15 (-)	16/9/01 to 15/9/09
19/4/01	$1.55	777,000	–	–	–	777,000	14 (6)	20/4/02 to 19/4/06
19/4/01	$1.55	12,621,000	–	(4,000)	(1,804,700)	10,812,300	1,277 (1)	20/4/02 to 19/4/11
7/5/02	$1.59	405,000	–	–	–	405,000	14 (6)	8/5/03 to 7/5/07
7/5/02	$1.59	7,605,500	–	–	(889,500)	6,716,000	1,503 (1)	8/5/03 to 7/5/12
17/10/02	$0.98	360,000	–	(59,000)	(3,000)	298,000	12 (6)	18/10/03 to 17/10/07
17/10/02	$0.98	6,832,125	–	(2,370,825)	(410,875)	4,050,425	935 (1)	18/10/03 to 17/10/12
2/6/03	$1.14	379,500	–	(38,750)	(5,000)	335,750	15 (6)	3/6/04 to 2/6/08
2/6/03	$1.14	7,747,000	–	(1,396,574)	(476,875)	5,873,551	1,227 (1)	3/6/04 to 2/6/13
18/11/03	$1.29	379,500	–	(20,250)	(6,000)	353,250	16 (7)	19/11/04 to 18/11/08
18/11/03	$1.29	7,587,000	–	(868,922)	(452,500)	6,265,578	1,370 (1)	19/11/04 to 18/11/13
17/5/04	$1.35	–	399,500	–	(36,000)	363,500	17 (9)	18/5/05 to 17/5/09
17/5/04	$1.35	–	9,380,250	(16,000)	(1,396,250)	7,968,000	1,742 (1)	18/5/05 to 17/5/14
22/11/04	$1.52	–	347,500	–	(34,000)	313,500	17 (9)	23/11/05 to 22/11/09
22/11/04	$1.52	–	9,010,000	–	(1,237,500)	7,772,500	1,709 (1)	23/11/05 to 22/11/14
		62,946,653	19,137,250	(4,774,321)	(9,451,380)	67,858,202		

Share Options *(continued)*

a. SembCorp Industries Share Option Plan *(continued)*

The details of options of the Company granted during the year and awarded/exercised since commencement of the Scheme (aggregate) to December 31, 2004 were as follows:

Option Participants	Options granted during the year	Aggregate options granted	Aggregate options cancelled/ lapsed/ not accepted	Aggregate options exercised	Aggregate options outstanding
Directors					
Peter Seah Lim Huat	140,000	700,000	–	–	700,000
Wong Kok Siew (deceased)	800,000	4,400,000	(500,000)@	(200,000)	3,700,000
Lua Cheng Eng	140,000	630,000	–	–	630,000
K Shanmugam	70,000	350,000	–	–	350,000
Tetsuro Kawakami	35,000	175,000	–	–	175,000
Goh Geok Ling	50,000	230,000	–	(25,000)	205,000
Richard Hale OBE	70,000	280,000	–	–	280,000
Yong Ying-I	60,000	95,000	(95,000)#	–	–
Dr Vichit Suraphongchai	35,000	52,500	–	–	52,500
Colin Au Fook Yew	27,000	27,000	–	–	27,000
Evert Henkes	24,000	24,000	–	–	24,000
Other Executives					
Group	17,552,750	127,917,794	(56,935,685)	(11,632,907)	59,349,202
Associates	96,000	748,600	(178,600)	(59,000)	511,000
Parent Group	37,500	378,500	(56,500)	(85,000)	237,000
Former Directors of the Company	–	2,772,078	(1,119,578)	(35,000)	1,617,500
Total	19,137,250	138,780,472	(58,885,363)	(12,036,907)	67,858,202

@ options lapsed due to replacement of 1999 options

options not accepted due to civil service regulation

Since the commencement of the Share Option Plan, no options have been granted to the controlling shareholders of the Company or their associates. No participant under the Share Option Plan has been granted 5% or more of the total options available. No options have been offered at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any company.

Share Options *(continued)*

b. Share Options of the Subsidiaries

As at year-end, the details of share options of the subsidiaries are as follows:

SembCorp Logistics Ltd

Ordinary shares of $0.25 each

Date of grant of options	Exercise price per share	Options outstanding at 1/1/2004	Options granted	Options exercised	Options cancelled/ lapsed/not accepted	Options outstanding at 31/12/2004	Number of options holders/ (including number of SCI directors) at 31/12/2004	Exercise period
12/4/99	$0.99	140,000	–	(140,000)	–	–	–	13/4/00 to 12/4/09
3/9/99	$1.4375	520,000	–	(520,000)	–	–	–	4/9/00 to 3/9/09
6/3/00	$2.2625	5,148,000	–	(2,654,600)	(1,480,000)	1,013,400	34(-)	7/3/01 to 6/3/10
28/6/00	$2.5038	5,235,800	–	(57,400)	(1,086,840)	4,091,560	593(1)	29/6/01 to 28/6/10
15/5/01	$1.8375	5,249,040	–	(3,671,510)	(433,510)	1,144,020	200(1)	16/5/02 to 15/5/11
18/10/01	$1.49	588,000	–	(386,500)	(74,000)	127,500	16(-)	18/10/02 to 17/10/11
27/2/02	$2.01	6,862,900	–	(3,253,470)	(711,200)	2,898,230	395(1)	28/2/03 to 27/2/12
27/9/02	$1.60	959,250	–	(476,500)	(79,500)	403,250	42(-)	27/9/03 to 26/9/12
6/2/03	$1.50	7,627,900	–	(3,427,300)	(744,350)	3,456,250	191(1)	6/2/04 to 5/2/13
21/4/03	$1.83	400,000	–	(100,000)	–	300,000	1(-)	22/4/04 to 21/4/13
19/8/03	$1.70	1,084,000	–	(281,000)	(66,000)	737,000	54(-)	19/8/04 to 18/8/13
11/2/04	$1.97	–	8,009,300	(250,000)	(565,450)	7,193,850	908(1)	11/2/05 to 10/2/14
19/8/04	$2.08	–	1,481,000	–	–	1,481,000	63(-)	19/8/05 to 18/8/14
		33,814,890	9,490,300	(15,218,280)	(5,240,850)	22,846,060		

SembCorp Marine Ltd

Ordinary shares of $0.10 each

Date of grant of options	Exercise price per share	Options outstanding at 1/1/2004	Options granted	Options exercised	Options cancelled/ lapsed/not accepted	Options outstanding at 31/12/2004	Number of options holders/ (including number of SCI directors) at 31/12/2004	Exercise period
10/3/99	$0.65	404,000	–	(72,000)	(332,000)	–	–	10/3/01 to 9/3/04
8/9/00	$0.70	8,523,000	–	(3,003,000)	(89,000)	5,431,000	469(2)	8/9/01 to 7/9/10
27/9/01	$0.66	10,218,000	–	(2,496,000)	(170,000)	7,552,000	833(2)	28/9/02 to 27/9/11
7/11/02	$0.90	15,199,000	–	(1,608,000)	(406,000)	13,185,000	1,003(2)	8/11/03 to 7/11/12
8/8/03	$0.99	15,450,000	–	(378,000)	(471,000)	14,601,000	1,025(2)	9/8/04 to 8/8/13
10/8/04	$1.04	–	16,168,000	–	(184,000)	15,984,000	1,149(2)	11/8/05 to 10/8/14
		49,794,000	16,168,000	(7,557,000)	(1,652,000)	56,753,000		

Except as disclosed above, there were no unissued shares of the Company or its subsidiaries under options as at the end of the financial year.

Performance Share Plan
Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. The final number of shares given will depend on the level of achievement of these targets over the three-year performance period. A specific number of performance shares shall be released by the Committee to the recipient at the end of the performance period provided the minimum level of targets achieved is not less than 80% of the targets set.

Recipients who do not meet at least 80% of the targets set at the end of the performance period will not be granted the performance shares. If the achievement of the targets exceeds 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

During the year, a total of 220,500 performance shares was released by the Committee to the participants for the performance period 2001 to 2003.

The details of performance shares of the Company awarded during the year since commencement of the Performance Shares Plan (aggregate) were as follows:

Performance Shares Participants	Conditional shares awarded during the year	Aggregate conditional shares awarded	Aggregate conditional shares released	Aggregate conditional shares lapsed	Aggregate conditional shares outstanding
Director of the Company					
Wong Kok Siew (deceased on February 16, 2005)	400,000	1,780,000	105,000	475,000	1,200,000
Key Executives of the Group	530,000	2,400,000	115,500	874,500	1,410,000
	930,000	4,180,000	220,500	1,349,500	2,610,000

The total number of performance shares in awards granted conditionally and representing 100% of targets achieved, but not released as at end 2004, was 2,610,000. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 5,220,000 performance shares.

In accordance with the accounting policy of the Group, during the current financial year, the Group has provided $1,772,000 (2003: $1,394,000) in respect of performance shares based on the market values of the shares at reporting date.

Restricted Stock Plan
In 2002, Wong Kok Siew (deceased on February 16, 2005), a key executive and also an executive director of the Board, was awarded 1,000,000 shares under the Restricted Stock Plan, which will be vested over a period of 5 years. The award of 200,000 restricted stocks will be vested and issued to him annually from 2002. An award of 200,000 restricted stocks were vested and issued to him during the year via the purchase of existing shares at $1.4038 per share. The remaining restricted stocks not issued as at December 31, 2004 is 400,000 and are vested with effect from February 16, 2005 as approved by the Committee.

The maximum number of performance shares and restricted stock which could be delivered, when aggregated with the number of new shares issued and issuable in respect of all options granted, is within the 15% limit of the share capital of the Company on the day preceding the relevant date of the grant.

Ability to Meet Obligations
No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements
At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render misleading any amount stated in the financial statements of the Group or of the Company.

Summary Directors' Report

Year ended December 31, 2004

Unusual Items During and After the Financial Year

Except for the exceptional items and effects of changes in accounting policies as set out in note 28 (e) and 33 to the full financial statements, in the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group, or of the Company, during the financial year.

Audit Committee

The members of the Audit Committee during the year and at the date of this report are Lua Cheng Eng (Chairman), K Shanmugam and Richard Hale OBE.

The Summary Financial Statements set out on pages 14 to 35 was approved by the Board of Directors and was signed on its behalf by:

Peter Seah Lim Huat
Chairman

Lua Cheng Eng
Director

Singapore
February 18, 2005

Auditors' Statement

Year ended December 31, 2004

Auditors' Statement to the Members of SembCorp Industries Ltd

We have examined the Summary Financial Statements set out in pages 14 to 35, which have been prepared by the directors.

In our opinion, the Summary Financial Statements are consistent with the full financial statements and the Directors' Report of SembCorp Industries Ltd for the year ended December 31, 2004 and complies with the requirements of Section 203A of the Singapore Companies (Amendments) Act 1995, and regulations made thereunder, applicable to the Summary Financial Statements.

We have issued an unqualified audit report dated February 18, 2005 on the full financial statements of SembCorp Industries Ltd for the year ended December 31, 2004, which is as follows:

Report of the Auditors to the Members of SembCorp Industries Ltd

We have audited the accompanying financial statements of SembCorp Industries Ltd for the year ended December 31, 2004 as set out on pages # to #. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2004 and of the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

KPMG
Certified Public Accountants

Singapore
February 18, 2005

Note:

The page numbers are as stated in the Auditors' Report dated February 18, 2005, included in SembCorp Industries Ltd's Annual Report for the financial year ended December 31, 2004.

Summary Balance Sheets

As at December 31, 2004

	Group		Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Non-current assets				
Property, plant and equipment	**2,491,845**	2,514,223	**819**	1,193
Investments in subsidiaries	**-**	-	**2,791,110**	2,851,529
Interests in associates	**289,646**	585,061	**-**	-
Interests in joint ventures	**387,997**	240,265	**-**	-
Other financial assets	**179,978**	126,346	**90**	90
Long-term receivables and prepayments	**194,019**	317,675	**-**	-
Intangible assets	**145,132**	129,484	**-**	-
Deferred tax assets	**19,092**	15,173	**-**	-
	3,707,709	3,928,227	**2,792,019**	2,852,812
Current assets				
Inventories and work-in-progress	**734,425**	656,118	**-**	-
Trade and other receivables	**1,421,239**	1,336,791	**571,927**	266,011
Other financial assets	**1,688**	1,638	**-**	-
Asset held for sale	**53,192**	-	**-**	-
Bank balances, fixed deposits and cash	**2,099,962**	679,000	**23,264**	18,907
	4,310,506	2,673,547	**595,191**	284,918
Current liabilities				
Trade and other payables	**2,097,071**	1,473,090	**1,484,952**	1,396,141
Excess of progress billings over work-in-progress	**247,347**	132,591	**-**	-
Provisions	**661,826**	252,883	**-**	-
Employee benefits	**6,284**	3,542	**2,544**	1,684
Current tax payable	**89,516**	78,598	**-**	-
Interest-bearing borrowings	**968,444**	682,049	**250,000**	100,000
	4,070,488	2,622,753	**1,737,496**	1,497,825
Net current assets/(liabilities)	**240,018**	50,794	**(1,142,305)**	(1,212,907)
	3,947,727	3,979,021	**1,649,714**	1,639,905
Non-current liabilities				
Deferred tax liabilities	**150,648**	117,203	**195**	195
Provisions	**18,607**	43,170	**-**	-
Employee benefits	**52,598**	49,831	**753**	554
Interest-bearing borrowings	**820,927**	1,252,251	**150,000**	400,000
Other long-term liabilities	**103,370**	132,873	**-**	-
	1,146,150	1,595,328	**150,948**	400,749
	2,801,577	2,383,693	**1,498,766**	1,239,156
Share capital	**456,623**	455,429	**456,623**	455,429
Reserves:				
- Share premium	**296,628**	292,629	**296,628**	292,629
- Merger reserve	**29,201**	29,201	**-**	-
- Capital reserve	**37,521**	35,900	**-**	-
- Currency translation reserve	**30,196**	67,278	**-**	-
- Accumulated profits	**1,108,176**	835,239	**745,515**	491,098
	1,958,345	1,715,676	**1,498,766**	1,239,156
Minority interests	**843,232**	668,017	**-**	-
	2,801,577	2,383,693	**1,498,766**	1,239,156

Summary Profit and Loss Accounts

Year ended December 31, 2004

	Group	
	2004	2003
	$'000	$'000
Turnover	**5,943,962**	4,641,660
Cost of sales	**(5,444,994)**	(4,144,718)
Gross Profit	**498,968**	496,942
General and administrative expenses	**(315,406)**	(298,347)
	183,562	198,595
Provision for net exposure arising from legal claims	**(415,000)**	–
(Loss)/Profit from operations	**(231,438)**	198,595
Non-operating income (net)	**1,166,360**	205,811
Interest costs	**(75,007)**	(79,233)
	859,915	325,173
Share of results of:		
– associates	**120,925**	108,333
– joint ventures	**34,973**	37,128
Profit from ordinary activities before taxation	**1,015,813**	470,634
Taxation	**(93,573)**	(88,207)
Profit after taxation	**922,240**	382,427
Minority interests	**(526,745)**	(97,292)
Net profit attributable to shareholders	**395,495**	285,135
Directors' remuneration	**2,885**	2,314
Earnings per share		
– Basic	**21.69 cents**	15.66 cents
– Diluted	**21.65 cents**	15.64 cents

Other Information

Year ended December 31, 2004

1. Exceptional Items

Included in net profit attributable to shareholders are exceptional items amounting to $163,815,000 (2003: $101,450,000). The exceptional items are included in:

	2004 $'000	2003 $'000
Cost of goods sold		
Work-in-progress written off	**(86,331)**	-
General and administrative expenses		
Provision for net exposure arising from legal claims	**(415,000)**	-
Non-operating income		
Gain on disposals/dilution of investments and business	**1,080,664**	106,082
	579,333	106,082
Less: Tax and Minority Interest	**(415,518)**	(4,632)
Net exceptional items	**163,815**	101,450

2. Dividends

The directors have proposed a final dividend of 5 cents per share less tax (2003: 5 cents per share less tax) in respect of the financial year ended December 31, 2004. The proposed dividend is subject to approval by shareholders at the next Annual General Meeting to be convened and has not been included as a liability in the financial statements.

Together with the special interim dividend of 6.25 cents per share less tax (2003: 2 cents per share less tax), total dividend for the current financial year will be 11.25 cents per share less tax (2003: 7 cents per share less tax).

3. Related Party Transactions

During the financial year, the Group had the following significant transactions with related parties on terms agreed between the parties as follows:

	2004 $'000	2003 $'000
Related Companies		
Sales	**660,223**	126,004
Purchases including rental	**23,086**	17,937
Management fees paid/payable	**3,686**	1,794
Associates and Joint Ventures		
Sales	**17,752**	72,501
Purchases including rental	**190,998**	320,230

Other Information

Year ended December 31, 2004

4. **Segment Reporting**
   a. **Business Segments**

2004	Utilities $'000	Marine Engineering $'000	Logistics $'000	Environmental Engineering $'000	Engineering and Construction $'000	Others $'000	Corporate $'000	Eliminations $'000	Consolidated $'000
Revenue and expenses									
Total revenue from external customers	2,908,691	1,350,939	500,578	200,225	822,791	152,768	7,970	–	5,943,962
Inter-segment revenue	18,866	11,825	147	2,271	1,415	1,582	16,892	(52,998)	–
Total revenue	2,927,557	1,362,764	500,725	202,496	824,206	154,350	24,862	(52,998)	5,943,962
Segment results	205,003	91,244	1,120,463	7,460	4,148	15,708	(532,769)	–	911,257
Interest income	4,314	11,646	6,211	103	472	1,410	16,248	(16,739)	23,665
Interest costs	(48,061)	(2,724)	(7,017)	(307)	(638)	(4,049)	(28,950)	16,739	(75,007)
	161,256	100,166	1,119,657	7,256	3,982	13,069	(545,471)	–	859,915
Share of results of associates	5,103	12,208	83,377	11,607	46	8,584	–	–	120,925
Share of results of joint ventures	11,911	1,070	8,729	–	–	13,263	–	–	34,973
	178,270	113,444	1,211,763	18,863	4,028	34,916	(545,471)	–	1,015,813
Taxation									(93,573)
Minority interest									(526,745)
Net profit for the year									395,495
Assets & liabilities									
Segment assets	2,173,489	1,317,140	363,624	137,352	455,643	733,893	347,472	(541,418)	4,987,195
Investment in associates	24,368	47,386	76,839	65,624	5,708	66,729	2,992	–	289,646
Investment in joint ventures	138,646	9,471	56,191	–	–	84,718	98,971	–	387,997
Interest-bearing assets	184,402	518,673	1,358,362	23,672	90,797	134,766	763,278	(846,194)	2,227,756
Unallocated assets									125,621
Total assets									8,018,215
Segment liabilities	680,591	644,301	901,695	33,159	468,938	411,826	499,187	(541,418)	3,098,279
Interest-bearing liabilities	1,066,763	151,419	195,893	32,047	28,862	242,015	1,007,390	(846,194)	1,878,195
Unallocated liabilities									240,164
Total liabilities									5,216,638
Capital expenditure	85,002	88,805	23,120	17,266	4,492	20,500	1,686	–	240,871
Significant non-cash items									
Depreciation and amortisation	84,736	39,023	13,881	8,148	11,599	15,610	9,192	–	182,189
Other non-cash items (including provisions, loss on disposals and exchange differences)	29,303	21,064	12,726	298	15,912	2,750	444,486	–	526,539

Other Information

Year ended December 31, 2004

4. Segment Reporting *(continued)*

a. Business Segments *(continued)*

2003	Utilities $'000	Marine Engineering $'000	Logistics $'000	Environmental Engineering $'000	Engineering and Construction $'000	Others $'000	Corporate $'000	Eliminations $'000	Consolidated $'000
Revenue and expenses									
Total revenue from external customers	1,933,015	1,061,668	465,174	189,788	802,864	179,763	9,388	–	4,641,660
Inter-segment revenue	17,459	6,318	650	2,390	14,977	13,782	16,415	(71,991)	–
Total revenue	1,950,474	1,067,986	465,824	192,178	817,841	193,545	25,803	(71,991)	4,641,660
Segment results	150,970	73,968	61,994	6,046	(3,626)	20,673	70,987	–	381,012
Interest income	6,825	14,166	650	97	671	1,409	12,291	(12,715)	23,394
Interest costs	(46,073)	(2,586)	(4,446)	(182)	(748)	(13,063)	(24,850)	12,715	(79,233)
	111,722	85,548	58,198	5,961	(3,703)	9,019	58,428	–	325,173
Share of results of associates	5,693	7,930	80,144	10,734	(1,708)	5,540	–	–	108,333
Share of results of joint ventures	25,094	73	(2,057)	–	–	14,018	–	–	37,128
	142,509	93,551	136,285	16,695	(5,411)	28,577	58,428	–	470,634
Taxation									(88,207)
Minority interest									(97,292)
Net profit for the year									285,135
Assets and liabilities									
Segment assets	1,964,348	1,050,644	356,912	129,236	493,736	816,168	542,410	(596,447)	4,757,007
Investment in associates	33,708	47,823	380,690	72,489	6,578	39,739	4,034	–	585,061
Investment in joint ventures	72,220	111	16,030	–	–	51,438	100,466	–	240,265
Interest-bearing assets	313,083	458,033	26,506	5,015	66,745	125,085	588,970	(661,613)	921,824
Unallocated assets									97,617
Total assets									6,601,774
Segment liabilities	611,647	416,883	140,457	29,609	490,176	488,842	405,867	(596,447)	1,987,034
Interest-bearing liabilities	1,178,274	104,925	201,646	6,663	39,442	274,012	891,897	(661,613)	2,035,246
Unallocated liabilities									195,801
Total liabilities									4,218,081
Capital expenditure	154,267	35,389	28,197	12,725	4,405	3,767	1,177	–	239,927
Significant non-cash items									
Depreciation and amortisation	68,092	36,911	15,404	8,220	18,827	21,141	9,874	–	178,469
Other non-cash items (including provisions, loss on disposals and exchange differences)	20,928	8,508	11,036	949	17,032	8,674	25,925	–	93,052

4. Segment Reporting *(continued)*

b. Geographical Segments

	Singapore $'000	Rest of Asia $'000	Europe $'000	Others $'000	Eliminations $'000	Consolidated $'000
2004						
Revenue from external customers	3,117,024	955,163	1,357,773	514,002	–	5,943,962
Segment assets	3,650,750	662,817	581,918	91,711	–	4,987,196
Capital expenditure	135,452	51,652	51,669	2,098	–	240,871
2003						
Revenue from external customers	2,530,543	674,391	980,683	456,043	-	4,641,660
Segment assets	3,642,143	584,278	482,577	48,009	-	4,757,007
Capital expenditure	186,214	19,742	27,301	6,670	-	239,927

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

5. Material Changes in Group Structure, Accounting Policies, Asset Values and Share Capital

Group Structure

There were no material acquisitions and disposals of subsidiaries.

Accounting Policies

On July 1, 2004, the Council on Corporate Disclosure and Governance issued Financial Reporting Standard ("FRS") 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. Accordingly, FRS 22 Business Combinations was withdrawn.

The Group has adopted FRS 103, revised FRS 36 and revised FRS 38. The standards have been applied with effect from January 1, 2004, in accordance to the FRSs.

The adoption of FRS 103, revised FRS 36 and revised FRS 38 resulted in changes in the Group accounting policies for goodwill. The changes are:

a. Goodwill is now stated at cost less any accumulated impairment losses and shall no longer be amortised. Instead impairment is tested annually, or when circumstances change, indicating that goodwill might be impaired;
b. Negative goodwill is now recognised immediately in the profit and loss statement, instead of systematically amortised over its useful life; and
c. Goodwill/negative goodwill prior to January 1, 2001 that has been taken to reserves will no longer be taken to the profit and loss account when the business is disposed or discontinued or impaired.

The effects of the adoption of the above FRS 103, revised FRS 36 and revised FRS 38, are:

a. Accumulated profits for the Group as at January 1, 2004 are increased by $33.8 million, arising from the recognition of negative goodwill; and
b. Net profit attributable to shareholders for the financial year 2004 is increased by approximately $286 million as follows:
    i. $10 million of goodwill amortization which is no longer required to be charged to the profit and loss account;
    ii. $276 million of goodwill which was previously charged directly against reserve and is no longer required to be taken to the profit and loss account upon disposal of an investment in an associate; and
    iii. $0.3 million of goodwill impairment / write-off charged to the profit and loss account.

Asset Value

The total assets as at December 31, 2004 was $8.0 billion as compared with $6.6 billion for 2003.

Included in the total assets as at December 31, 2004 was $1.3 billion cash received by a subsidiary, SembCorp Logistics Limited ("SCL") for the disposal of its 20% stake in Kuehne & Nagel International.

A total of $387.9 million special interim dividend, comprising the Company's special interim dividend of $91.3 million and the special interim dividend payable to SCL's minority shareholders' of $296.6 million, was paid in early January 2005.

To reward shareholders further, on February 18, 2005, the Board announced the details of the capital reduction which is subject to shareholders approval at the Extraordinary General Meeting to be held in April 2005. It is proposed that the capital reduction exercise be effected by cancelling 6% of the issued share capital at $1.95 per share. An aggregate amount of approximately $215 million will be returned to the shareholders pursuant to the capital reduction. In addition, SCL's had also proposed a capital reduction exercise, which will distribute $250 million to its shareholders, of which, approximately $99 million will be distributed to its minority shareholders.

Share Capital

During the financial year, the Company issued 4,774,321 ordinary shares of $0.25 each fully paid for cash upon the exercise of the options under the Company's Share Option Plan.

6. Interested Person Transactions

Interested person transactions carried out during the financial year which fall under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited are as follows:

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 2004 $'000
Sale of goods and services	
Temasek Holdings (Private) Limited and its Associates	
– Tuas Power Limited/PowerSeraya Ltd[1]	375,777
– Temasek Capital (Private) Limited and its Associates	7,737
– Singapore Technologies Pte Ltd and its Associates	4,321
– PSA Corporation Limited and its Associates	2,712
– Singapore Power Ltd and its Associates	937
– Wildlife Reserves Singapore Pte Ltd and its Associates	777
– National University Hospital (S) Pte Ltd and its Associates	181
	392,442
Singapore Petroleum Company Limited and its Associates	29,284
CWT Distribution Limited and its Associates	1,312
Singapore Airlines Limited and its Associates	1,184
ST Assembly Test Services Ltd and its Associates	1,160
Singapore Food Industries Ltd and its Associates	1,131
ST Engineering Ltd and its Associates	1,112
SNP Corporation Ltd and its Associates	606
Starhub Ltd and its Associates	572
Chartered Semiconductor Mfg Ltd and its Associates	549
	429,352
Purchase of goods and services	
Temasek Holdings (Private) Limited and its Associates	
– Temasek Capital (Private) Limited and its Associates[2]	314,381
– Singapore Power Ltd and its Associates	3,376
– Singapore Technologies Pte Ltd and its Associates	1,200
	318,957
Singapore Petroleum Company Limited and its Associates	25,932
SNP Corporation Ltd and its Associates	180
CapitaLand Limited and its Associates	165
	345,234
Treasury (balances as at December 31)	
Subscription of debt securities	
Singapore Technologies Pte Ltd and its Associates	20,276
Total interested person transactions	794,862

During the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual), the Group transacted with Temasek Capital (Private) Limited and its Associates for acquisition of shares amounting to $975,000.

Note:

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power Limited and PowerSeraya Ltd for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

Shareholders' Information

Statistics of Shareholders as of February 25, 2005

Authorised Share Capital: 2,000,000,000 ordinary shares
Issued and fully Paid-up Capital: 1,829,248,893 ordinary shares
Number of Shareholders: 29,147
Class of Shares: Ordinary Shares of S$0.25 each with equal voting rights

Shareholdings held by the public

Based on information available to the Company as of February 25, 2005, 42.86 per cent of the issued ordinary shares of the Company is held by the public and therefore, Rule 723 of the Listing Manual issued by SGX-ST is complied with.

Substantial Shareholders	Direct Interest	Indirect Interest	Total Interest	%
1 Temasek Holdings (Private) Limited	926,808,860	12,245,000	939,053,860	51.34
2 Schroder Investment Management Group	-	106,135,353	106,135,353	5.80

* Temasek is deemed to be interested in the 12,245,000 shares held by its other subsidiaries.

Top 20 Shareholders as of February 25, 2005

No.	Name	No. of Shares Held	%
1	Temasek Holdings (Pte) Ltd	926,808,860	50.67
2	Raffles Nominees Pte Ltd	205,921,608	11.26
3	DBS Nominees Pte Ltd	147,815,813	8.08
4	Citibank Nominees Singapore Pte Ltd	99,961,369	5.46
5	HSBC (Singapore) Nominees Pte Ltd	73,094,034	4.00
6	United Overseas Bank Nominees Pte Ltd	64,535,348	3.53
7	OCBC Nominees Singapore Pte Ltd	17,994,966	0.98
8	Capital Intelligence Limited	12,570,000	0.69
9	Startree Investments Pte Ltd	10,000,000	0.55
10	DBS Vickers Secs (S) Pte Ltd	7,114,953	0.39
11	Morgan Stanley Asia (S'pore)	5,865,000	0.32
12	Oversea-Chinese Bank Nominees Pte Ltd	5,775,827	0.31
13	OCBC Securities Private Ltd	4,138,836	0.23
14	DB Nominees (S) Pte Ltd	4,061,715	0.22
15	Merrill Lynch (S'pore) Pte Ltd	4,040,569	0.22
16	G K Goh Stockbrokers Pte Ltd	3,968,550	0.22
17	UOB Kay Hian Pte Ltd	2,973,238	0.16
18	Phillip Securities Pte Ltd	2,009,160	0.11
19	The Asia Life Assurance Society Ltd - Par Fund	2,007,000	0.11
20	Societe Generale Singapore Branch	1,860,000	0.10
		1,602,516,846	**87.61**

Range of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	1,830	6.28	747,628	0.04
1,000 - 10,000	23,368	80.17	83,349,173	4.56
10,001 - 1,000,000	3,924	13.46	135,877,794	7.43
1,000,001 and above	25	0.09	1,609,274,298	87.97
	29,147	**100.00**	**1,829,248,893**	**100.00**

Corporate Information

Registered Office
30 Hill Street, #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com.sg

Date of Incorporation
May 20, 1998
(incorporated as Minaret Limited)

July 22, 1998
(name changed to SembCorp Industries Ltd)

Effective Date of Merger
October 3, 1998

Board of Directors
Peter Seah Lim Huat
Chairman

Wong Kok Siew
(deceased on February 16, 2005)
Deputy Chairman & CEO

Lua Cheng Eng
K Shanmugam
Tetsuro Kawakami
Goh Geok Ling
Richard Hale OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew
Evert Henkes

Executive Committee
Peter Seah Lim Huat
Chairman

Wong Kok Siew
(deceased on February 16, 2005)
Goh Geok Ling

Audit Committee
Lua Cheng Eng
Chairman

K Shanmugam
Richard Hale OBE

Executive Resource & Compensation Committee
Peter Seah Lim Huat
Chairman

Goh Geok Ling
K Shanmugam

Nominating Committee
Peter Seah Lim Huat
Chairman

Goh Geok Ling
K Shanmugam

Budget Committee
Yong Ying-I
Chairman

Wong Kok Siew
(deceased on February 16, 2005)
Dr Vichit Suraphongchai

Risk Committee
Lua Cheng Eng
Chairman

K Shanmugam
Richard Hale OBE

Company Secretaries
Linda Hoon
Group Company Secretary

Kwong Sook May
Assistant Company Secretary

Registrar
M & C Services
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: (65) 6227 6660
Fax: (65) 6225 1452

Bankers
Citibank NA
3 Temasek Avenue, #17-00
Centennial Tower
Singapore 039190

Oversea-Chinese Banking Corporation
65 Chulia Street
OCBC Centre
Singapore 049513

United Overseas Bank
80 Raffles Place
UOB Plaza
Singapore 048624

The Bank of Tokyo - Mitsubishi
9 Raffles Place #01-01
Republic Plaza
Singapore 048619

DBS Group
6 Shenton Way
DBS Building
Singapore 068809

The Hongkong and Shanghai Banking Corporation
21 Collyer Quay #14-01
HSBC Building
Singapore 049320

Standard Chartered Bank
6 Battery Road
Singapore 049909

Auditors
KPMG
Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Partner-in-Charge: Soo Nam Chow
(Appointed during the financial year ended December 31, 2000)

Notice of Annual General Meeting

Notice is hereby given that the Seventh Annual General Meeting of the Company will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on Tuesday, April 26, 2005 at 11.00 am for the following purposes:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the year ended December 31, 2004 — **Resolution 1**

2. To approve the payment of a gross final dividend of S$0.05 per share less income tax for the year ended December 31, 2004 — **Resolution 2**

3. To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Peter Seah Lim Huat — **Resolution 3**
   b. Lua Cheng Eng *(Independent Member and Chairman of Audit Committee)* — **Resolution 4**

4. To re-elect the following Directors, each of whom will retire pursuant to Article 99 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Colin Au Fook Yew — **Resolution 5**
   b. Evert Henkes — **Resolution 6**

5. To record the retirement of Tetsuro Kawakami, a director retiring pursuant to Section 153(2) of the Companies Act, Cap. 50.

6. To approve the sum of $635,166 as Directors' Fees for the year ended December 31, 2004 (2003: $675,321) — **Resolution 7**

7. To re-appoint KPMG as Auditors of the Company and authorise the Directors to fix their remuneration — **Resolution 8**

Special Business

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

8. That authority be and is hereby given to the Directors of the Company to: — **Resolution 9**

   a. i. issue shares in the capital of the Company (**"shares"**) whether by way of rights, bonus or otherwise; and/or

      ii. make or grant offers, agreements or options (collectively, **"Instruments"**) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

   b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

   provided that:

   1. the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

2. (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited (**"SGX-ST"**)) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company as at the time this Resolution is passed, after adjusting for:

   i. new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

   ii. any subsequent consolidation or subdivision of shares;

3. in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

4. (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. That approval be and is hereby given to the Directors to: **Resolution 10**

   a. offer and grant options in accordance with the provisions of the SembCorp Industries Share Option Plan (the **"Share Option Plan"**) and/or to grant awards in accordance with the provisions of the SembCorp Industries Performance Share Plan (the **"Performance Share Plan"**) and/or the SembCorp Industries Restricted Stock Plan (the **"Restricted Stock Plan"**) (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the **"Share Plans"**); and

   b. allot and issue from time to time such number of shares of $0.25 each in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

   provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed 15% of the issued share capital of the Company from time to time.

10. To transact any other business

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
March 23, 2005

Explanatory Notes:
Resolution 4 – if re-elected, Lua Cheng Eng will remain as Chairman of the Audit Committee. Lua Cheng Eng is an independent Director.

Statement pursuant to Article 55 of the Articles of Association of the Company:

Resolution 9 – is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total 50% of the issued share capital of the Company, with a sub-limit of 20% for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent consolidation or subdivision of shares.

Resolution 10 – is to empower the Directors to offer and grant options and/or grant awards and to issue shares in the capital of the Company pursuant to the SembCorp Industries Share Option Plan, the SembCorp Industries Performance Share Plan and the SembCorp Industries Restricted Stock Plan (collectively, the **"Share Plan"**) provided that the aggregate number of shares issued pursuant to the Share Plans shall not exceed 15% of the issued share capital of the Company for the time being.

Note: A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Proxies must be lodged at the Registered Office of the Company not later than 48 hours before the time of the meeting.

Notice of Books Closure and Dividend Payment Date

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed from May 4, 2005 to May 5, 2005, both dates inclusive, to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on May 3, 2005 (the **"Book Closure Date"**) will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 18, 2005.



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Proxy Form

SembCorp Industries Ltd
Co Regn No: 199802418D
(Incorporated in the Republic of Singapore)

Seventh Annual General Meeting

IMPORTANT
1. For investors who have used their CPF monies to buy SembCorp Industries Ltd's shares, this report is forwarded to them at the request of their CPF Approved Nominees solely **FOR INFORMATION ONLY.**
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (Name) ______________ (NRIC No.)

of ____ (Address)
being a member/members of SEMBCORP INDUSTRIES LTD hereby appoint:

Name	Address	NRIC/Passport No.	% of Shareholdings
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on Tuesday, April 26, 2005 at 11.00 am at The Theatrette, 60 Admiralty Road West, Singapore 759947 and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

No.	Resolutions	For	Against
	Ordinary Business		
1	To adopt the Directors' Report and Accounts		
2	To declare a Final Dividend		
3	To re-elect Peter Seah Lim Huat		
4	To re-elect Lua Cheng Eng		
5	To re-elect Colin Au Fook Yew		
6	To re-elect Evert Henkes		
7	To approve Directors' Fees		
8	To re-appoint KPMG as Auditors and to fix their Remuneration		
	Special Business		
9	To approve the renewal of Share Issue Mandate		
10	To authorise the Directors to grant options and/or grant awards and issue shares under the SembCorp Industries' Share Plans		

Total Number of Shares Held

Signature(s) or Common Seal of member(s)

Date

PLEASE GLUE AND SEAL ALONG THE EDGE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his holding (expressed as a percentage of the whole) to be represented by each proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04 Singapore 179360 not less than 48 hours before the time appointed for the Annual General Meeting.

1st FOLD

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

5. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by the Central Depository (Pte) Limited to the Company.

2nd FOLD


SembCorp
Industries

Affix
Postage
Stamp

Group Company Secretary
SembCorp Industries Ltd
30 Hill Street #05-04
Singapore 179360

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